FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



06041213

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 30, 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS Gogarburn PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
(Address of principal executive offices)



PROCESSED
JUL 2 0 2006
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

(LN) 18007/138/6-K/Shell.6K.doc

THE ROYAL BANK OF SCOTLAND plc

TABLE OF CONTENTS

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June , 2006

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By: X [signature]

Name: Hew Campbell
Title: Head of Group Secretariat

Item 1


RBS
The Royal Bank of Scotland Group

Annual Report and Accounts 2005




Profit before
tax up
21%






RBS


Total
income up
14%


Adjusted
earnings per
share up
8%








Dividend up
25%



rbs.com

Make it happen

The Royal Bank of Scotland was founded in Edinburgh in 1727.

By 1900 it had over 130 branches in Scotland and had opened its first branch in London. During the 1920s and 30s it established a significant presence in England through the acquisition of Glyn, Mills and Williams Deacon's. By 1970, having merged with the National Commercial Bank of Scotland, it was the leading bank in Scotland, with over 700 branches.

During the 1980s RBS diversified its business, pioneering the direct distribution of motor insurance through the establishment of Direct Line in 1985, and entering US banking in 1988 with the acquisition of Citizens Bank of Rhode Island.

In the 1990s RBS re-engineered its retail banking business, removing processing activities from branches, and segmenting the Bank's customers and associated service propositions. Over the same period RBS developed and implemented its multi-brand, multiple channel strategy, launching Direct Banking in 1994, and the UK's first comprehensive internet banking service in 1997, together with financial services operations in partnership with Virgin and Tesco in the same year.

In 2000 RBS successfully completed the £21 billion acquisition of NatWest, the biggest takeover in British banking history, creating a Group with over 20 million customers, £400 billion assets and 110,000 employees worldwide. The NatWest integration was completed successfully in February 2003, with the original targets for cost savings and revenue benefits exceeded.

Since the acquisition of NatWest, RBS has continued to grow the business through the combination of strong organic growth and acquisitions. In the US, Citizens' footprint has been expanded from New England into the Mid-Atlantic states through the acquisition of the Mellon Bank regional franchise, and into the Midwest through the acquisition of Charter One, completed in 2004. Citizens is now one of the top ten US commercial banking organisations by deposits. In insurance, the acquisition of Churchill broadened the product and distribution channel capabilities of Direct Line and created the second largest general insurer in the UK. In corporate banking, RBS has entered the US, Continental European and Asia Pacific markets.

In August 2005, RBS signed strategic investment and co-operation agreements with Bank of China, the second largest bank in China.

Make it happen

- Group operating profit up 16% to £8.3 billion
- Profit before tax up 21% to £7.9 billion
- Total dividend for the year of 72.5p per share, up 25%
- Share repurchase of up to £1 billion
- Income up 14% to £25.6 billion
- Cost:income ratio, excluding acquisitions, 41.8% unchanged from 2004
- Adjusted earnings per ordinary share up 8% to 175.9p

The financial comparisons are with 2004 pro forma results which have been prepared on the basis set out on page 57.

Contents

Group review 01

Divisional review

Corporate responsibility

Report and accounts (Governance and financial review)

RBS

Financial highlights

- Group operating profit up 16%
- Profit before tax up 21%
- Adjusted earnings per ordinary share up 8% to 175.9p
- Total dividend for the year up 25% to 72.5p per share

Income
(£m)


UK GAAP
IFRS
25,569
2001
2002
2003
2004
2004
pro forma
2005

The Group's total income grew by 14% to £25,569 million in 2005.

Adjusted cost:income ratio
(%)


UK GAAP
IFRS
44.2
40.8
41.8
2001
2002
2003
2004
2004*
pro forma
2005*

*excluding acquisitions and at constant exchange rates

The Group's cost:income ratio, excluding acquisitions and at constant exchange rates, was 41.8%. The cost:income ratio is calculated excluding purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and after netting operating lease depreciation against rental income.

Group operating profit – profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries (£m)


UK GAAP
IFRS
8,251
2001
2002
2003
2004
2004
pro forma
2005

Group operating profit increased by 16% to £8,251 million in 2005.

Profit before tax
(£m)


UK GAAP
IFRS
7,936
2001
2002
2003
2004
2004
pro forma
2005

Group profit before tax rose by 21% to £7,936 million in 2005.

Adjusted earnings per share
(pence)


UK GAAP
IFRS
175.9
2001
2002
2003
2004
2004
pro forma
2005

Earnings per share increased by 8% to 175.9p for 2005, adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and in 2001 – 2003 for the AVS dividend.

Dividend per ordinary share
(pence)


72.5
38.0
2001
2002
2003
2004
2005

The directors have recommended a final dividend of 53.1p per ordinary share which, when added to the interim dividend of 19.4p, makes a total for 2005 of 72.5p, an increase of 25%.

The annual accounts have, for the first time, been prepared in accordance with International Financial Reporting Standards. Certain standards relating to financial instruments were not adopted until 1 January 2005. As explained on page 58, the Group has provided comparative information on a pro forma basis that includes the estimated effect of these standards for the year ended 31 December 2004.

Total shareholder return performance


160
140
120
100
Index 80
60
40
20
0
2000
2001
2002
2003
2004
2005
RBS
FTSE 100
Source: Datastream

The performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 100 for 2000.

Market capitalisation (£bn)


56.1
2001 2002 2003 2004 2005

The Group's market capitalisation at 31 December 2005 was £56.1 billion compared with £55.6 billion a year earlier.

Geographic analysis: Income


1
73

	%
UK	73
US	18
Europe	8
Rest of World	1

Geographic analysis of income determined by location of customer

Geographic analysis: Operating profit


1
58

	%
UK	58
US	28
Europe	13
Rest of World	1

Geographic analysis of operating profit determined by location of customer

Geographic analysis: Employees


1
75

	%
UK	75
US	19
Europe	5
Rest of World	1

Chairman's statement

2005 was another year of excellent performance by the Group. Increased earnings and strong capital generation have enabled us to continue investing for organic growth, as well as raise our dividend significantly and embark on a programme of repurchasing our shares.

Financial performance

In 2005, Group operating profit increased by 16% to £8,251 million (2004 – £7,108 million). Total income grew by 14% to £25,569 million (2004 – £22,515 million), while operating expenses also grew by 14% to £11,298 million (2004 – £9,871 million).

We have maintained a high level of efficiency across the Group, reaping the benefits of scale from our Manufacturing operations while continuing to invest in our businesses.

All acquisition integration benefits are being achieved at or ahead of expectations. The integration of Churchill, acquired in September 2003, was completed in September 2005 with benefits in excess of those forecast at acquisition.

Capital

Our first use of additional capital is to invest in profitable business growth, and we see many opportunities to do so across the Group. Whilst having no plans for large acquisitions, we will continue to evaluate good opportunities to supplement organic growth, using strict investment criteria and leveraging our proven integration capabilities. In addition, it has always been our plan to be capital generative beyond the development needs of our businesses, and our 2005 results represent an important milestone in that ambition as we are able to return capital to shareholders in the form of an increased dividend and share buyback.

Staff profit sharing

Reflecting the strong financial performance of the Group, we are delighted that our staff are once again sharing in our success with a profit share for the year at 10% of basic salaries.

Board of directors

The past year has seen significant change for our Board. I am delighted that Sir Tom McKillop agreed to join last year as our Deputy Chairman. Subject to his election, he will take over from me as Chairman at the Annual General Meeting on 28 April 2006. As chief executive of AstraZeneca PLC he enjoyed wide experience of operating successfully in different international markets and his comprehensive understanding of financial services from his previous directorship of a major bank will be of great value to us.

We bade farewell to Sir Angus Grossart, Lord Vallance, Eileen Mackay and Iain Robertson as non-executive directors, and Fred Watt as Group Finance Director. Their contribution during a period of dramatic growth and change for RBS has been highly appreciated, as has their experience of the economic cycle and its impact on business. On behalf of the Board I would like to pay tribute to their loyal service and express our thanks for the valued contribution they have made.

Over the same period we have welcomed the appointment of two new non-executive directors, Janis Kong and, with effect from 1 March 2006, Bill Friedrich. I am confident that, with their different backgrounds and experience across our key markets, both will greatly strengthen the Board as we embark on our next phase of growth.

On 1 February 2006 Guy Whittaker joined the Board as Group Finance Director. He is an experienced senior executive of the highest calibre, with great breadth of international experience in financial services. On 14 February 2006 the Group was also very pleased to announce the appointments of Johnny Cameron, Chief Executive of Corporate Markets, and Mark Fisher, Chief Executive of Manufacturing, as executive directors, with effect from 1 March 2006.

Outlook

Leaving an organisation which has been so important to me for the last 18 years will mark a milestone for me also, but I am pleased to be doing so at a time when the business is in such good shape. We have demonstrated our ability to generate capital consistently from a stable and diverse platform and I believe we are well placed to take advantage of the many opportunities that lie ahead, for the benefit of our shareholders, customers and staff.

Sir George Mathewson, Chairman




06
Group Chief Executive's review

Our results for 2005 demonstrate the strength and momentum of the Group and the capabilities of our diverse business platform. We increased our total income by 14% and held our cost:income ratio, before acquisitions, steady at 41.8%. Group operating profit increased by 16% to £8,251 million. All our divisions increased their income and contribution to Group profit.

We are particularly pleased with the geographic mix of our profits, 42% of which came from our international operations. Our profits in Europe, outside the UK, have grown to be equal to Citizens' profits before the acquisition of Charter One. The majority of this growth is organic. Strong organic income growth has been a recurring theme of our results over recent years and provided over 70% of our increase in 2005.

During the course of the year we established Retail Markets in order to strengthen the co-ordination and delivery of our multi-brand retail strategy. At the beginning of 2006 the former Corporate Banking & Financial Markets division was renamed Corporate Markets and we reorganised our activities into two businesses, UK Corporate Banking and Global Banking & Markets, to enhance our ability to serve the needs of these distinct customer segments.

Bank of China

In August 2005 we signed strategic investment and co-operation agreements with Bank of China, the second largest bank in China. Following regulatory approvals, the transaction was completed in December. RBS led a consortium that invested $3.1 billion, taking a 10% stake in Bank of China. We have ourselves invested $1.6 billion, financed by the sale of our shares in Banco Santander Central Hispano S.A. We are working closely with Bank of China to develop business co-operation initiatives in areas such as credit cards, wealth management and corporate banking. We are also supporting Bank of China in key infrastructure areas, including risk and financial management, human resources and information technology.

Our customers

Customer numbers increased in all our divisions, with The Royal Bank of Scotland securing top position amongst the high street banks for personal customer satisfaction and NatWest moving into joint second position. This result reflects our investment in our branches and our people to support them, and improved access through a wide choice of channels.

Our people

In the 2005 Employee Opinion Survey the Group improved its score in each of the 14 categories surveyed. At 86%, response to the 2005 Employee Opinion Survey was even higher than previously. We have launched new initiatives to encourage innovation and leadership. Our new Business School and programmes developed in conjunction with Harvard Business School are helping to develop the vision and quality of management that the Group will need in challenging markets in the future.

Our shareholders

Strong earnings and capital generation strengthened our Tier 1 capital ratio to 7.6% at the end of 2005 and our total capital ratio to 11.7%. We are committed to capital strength and efficiency, returning capital to our shareholders both through increasing dividends and when appropriate via share buybacks. This year the Board proposed a 25% increase in our dividend to 72.5p per share, representing an increased payout ratio of 41%. In addition, we intend to repurchase up to £1 billion of our shares over the next 12 months.

Sir George Mathewson

George Mathewson will retire as the Group's Chairman at the Annual General Meeting. Under his leadership, initially as Group Chief Executive, RBS has enjoyed an unparalleled period of growth and success both at home and internationally. Very few can match his 18-year legacy of consistently increasing value generation. Personally and on behalf of his colleagues, I would like to thank George for his outstanding contribution.

Outlook

Whilst displaying both opportunities and threats, the economic outlook for 2006 in all of the major economies in which we operate would appear to be supportive of the continued momentum of the Group. We believe that we have built a strong platform for future growth with a diverse range of opportunities in a number of geographies, and taken together with our strong capital base, continuing good credit metrics, and firm cost control, we remain optimistic about the future prospects of the Group.

Sir Fred Goodwin, Group Chief Executive

Group profile

United Kingdom

Corporate Markets
Retail Markets
Ulster Bank Group
RBS Insurance
Manufacturing

	2005
Income (£bn)	**18.8**
Operating profit (£bn)	**4.8**
Loans to customers (£bn)	**281**
Deposits by customers (£bn)	**235**
Employees	**103,000**

US


Corporate Markets
Citizens

	2005
Income (£bn)	**4.6**
Operating profit (£bn)	**2.3**
Loans to customers (£bn)	**90**
Deposits by customers (£bn)	**85**
Employees	**26,000**

Geographic analysis of income and operating profit determined by location of customer

Europe

Corporate Markets
Retail Markets
Ulster Bank Group
RBS Insurance
Manufacturing

	2005
Income (£bn)	**2.0**
Operating profit (£bn)	**1.1**
Loans to customers (£bn)	**42**
Deposits by customers (£bn)	**18**
Employees	**7,000**

Asia Pacific


Corporate Markets
Retail Markets

	2005
Income (£bn)	**0.2**
Operating profit (£bn)	**0.1**
Loans to customers (£bn)	**4**
Deposits by customers (£bn)	**5**
Employees	**1,000**

TOTAL	2005
Income (£bn)	25.6
Operating profit (£bn)	8.3
Loans to customers (£bn)	417
Deposits by customers (£bn)	343
Employees (full time equivalent basis)	137,000

Corporate Markets

Chief Executive
Johnny Cameron



Corporate Markets (formerly Corporate Banking & Financial Markets) is a leading provider of banking services and integrated financial solutions to corporate customers in the UK and major corporates and financial institutions globally.

Since the start of 2006 we have organised Corporate Markets into two distinct businesses: UK Corporate Banking, which focuses on the needs of UK domestic and international corporate and commercial customers, and Global Banking & Markets, which supports the requirements of large international corporates and financial institutions around the world.

UK Corporate Banking

Geographical spread
UK

Market data

- No.1 UK corporate and commercial relationship bank
- No.1 for UK payments
- No.1 for card transaction processing
- No.1 for deposits
- No.1 for lending
- No.1 for asset finance
- No.1 for invoice finance
- No.1 for foreign exchange
- No.1 for sterling interest rate derivatives

Global Banking & Markets

Geographical spread
UK, Europe, US and Asia

Market data

- Serves over 95% of the FTSE 100
- Serves over 80% of Fortune 100 companies in the US
- Banking relationships with over 90% of the Dow Jones Eurostoxx 50
- Top 10 globally for total debt issuance
- No.2 securitisation house globally
- No.1 project finance bank globally
- No.3 commercial aircraft financier globally
- Top 5 globally for foreign exchange
- No.1 for structured syndicated loans in Europe
- No.1 leveraged finance house in Europe
- No.1 train operating lessor in Europe
- No.1 bookrunner of Agency commercial mortgage-backed securities
- No.1 in US government sales for liquid products

Retail Markets

Chief Executive
Gordon Pell



Retail Markets has the largest network of bank branches and ATMs in the UK; it has leading positions in the UK in credit card issuing, merchant acquiring, consumer finance and supermarket banking; and it provides services to clients through premier brands in UK private banking and UK offshore banking. It offers a wide range of banking, financial, insurance, life assurance, pension, credit card and charge card products and client services for private, corporate, expatriate and offshore customers.

Retail Markets brands include The Royal Bank of Scotland and NatWest in retail banking and credit cards. MINT and Tesco Personal Finance also offer cards, and a range of products and services are available through The One account, First Active UK, Direct Line Financial Services, Lombard Direct and other brands. Through Streamline and International Merchant Services, which includes WorldPay and Bibit, we are the leading merchant acquirer in Europe. Wealth Management brands include Coutts Group, Adam & Company, Royal Bank of Scotland International and NatWest Offshore.

Retail Banking

Geographical spread
UK

Market data

- Largest retail network in the UK
- 2,274 branches
- Largest ATM network in the UK
- Over 14 million personal customers
- Largest provider of banking services to small and medium sized enterprises (SMEs) in the UK
- Over 1.1 million business customers

Retail Direct

Geographical spread
UK and Europe

Market data

- Over 17.5 million customer accounts
- Over 11 million credit card and storecard accounts in the UK
- Over 2 million customer accounts in Europe

Wealth Management

Geographical spread
UK, Europe, Asia and offshore locations

Market data

- Coutts – premier UK private banking brand
- Over 100,000 private banking customers
- Third largest foreign-owned private bank in Switzerland
- 160,000 offshore customers

Ulster Bank Group

Chief Executive
Cormac McCarthy

Geographical spread
Island of Ireland



Ulster Bank Group operates across the island of Ireland providing a full range of banking and financial products and services for personal customers and corporates via branches, telephone and the internet. Ulster Bank Group has the largest share of personal banking customers in Northern Ireland and is the third largest bank in the Republic of Ireland. In 2005 Ulster Bank Group launched market-leading mortgage and current account products and a new brand identity with the RBS logo.

Market data

- Largest share of personal banking customers in Northern Ireland
- Third largest bank in the Republic of Ireland
- 1.6 million personal and business customers across the island of Ireland
- 304 branches and business outlets

Citizens

Chairman and Chief Executive Officer
Larry Fish

Geographical spread
New England, Mid-Atlantic and Midwest regions of the US







Citizens is the eighth largest commercial banking organisation in the US, based on deposits. The Charter One acquisition in August 2004 enabled it to expand into six adjacent states in the northeastern and midwestern US. Citizens offers personal banking, residential mortgages, home equity loans, credit cards and merchant card services, and a wide variety of commercial banking services through its extensive, convenient network of city centre, local and supermarket branches.

Market data

- Eighth largest commercial banking organisation in the US by deposits
- Second largest supermarket banker in the US
- 4.6 million personal customers, 450,000 business customers and *1.6 million retail credit card customer* accounts
- Retail branch footprint extends to 13 states and 30% of the US consumer population
- With credit cards and our partnership with Kroger our total retail and corporate presence stretches across 40 states
- Over 1,100 traditional bank branches
- Over 520 in-store branches
- More than 3,800 ATMs

RBS Insurance



Chief Executive
Annette Court

Geographical spread
UK and Europe



RBS Insurance is the second largest general insurer in the UK and a growing provider of general insurance in Spain, Italy and Germany. It sells and underwrites insurance via the telephone, the internet, partnerships and a network of brokers. Its brands, including Direct Line, Churchill, Privilege, Green Flag and NIG, are some of the best known in the UK.

Market data

- Second largest general insurer in the UK
- No.1 for UK car insurance
- No.2 for UK home insurance
- 25.9 million in-force policies
- 8.7 million UK car policies
- 4.6 million UK home policies
- Largest tele-direct insurer in Spain
- 1.9 million international car policies

Manufacturing





Chief Executive
Mark Fisher

Geographical spread
UK and Europe







Manufacturing's diverse range of services supports the customer-facing operations of the Group's multiple brands. It provides customer support via telephony, account management, lending, mortgage processing and money transmission.

Group Technology develops and maintains the infrastructure and technology that supports the branches, ATMs and internet banking for customers of Corporate Markets, Retail Markets and RBS Insurance.

Purchasing is responsible for the vast majority of purchasing undertaken by the Group, leveraging its scale to maximise cost efficiencies.

The Group's property portfolio is managed, maintained and refurbished by Manufacturing, which also oversees the property investment programme.

Market data

- No.1 in the UK for cheque payments
- No.1 in the UK for Bank Automated Clearing System (BACS) transactions
- No.1 in the UK for Clearing House Automated Payment System (CHAPS) transactions
- Runs the UK's largest ATM network

Corporate Markets

- Profit contribution £5,224 million (2004 – £4,196 million)
- Total income up 17%
- Profit up 24%



Kew Gardens has an international reputation. In 2005 they selected RBS for the quality of online banking data we offered alongside a very competitive and flexible interest bearing account. RBS is UK market leader in the provision of banking services to the charitable sector.

Make it happen



Corporate Markets is focused on the provision of financial services to commercial and corporate customers in the UK and to large corporates and financial institutions around the world. In 2005 Corporate Markets increased income by 17% to £8,815 million.

▸▸▸ The former Corporate Banking & Financial Markets division was renamed Corporate Markets on 1 January 2006, when we reorganised our activities into two businesses, *UK Corporate Banking* and *Global Banking & Markets*, in order to enhance our focus on the distinct needs of these two customer segments.

▸▸▸ Corporate Markets' extensive product range includes cash and liquidity management and comprehensive debt, risk management and treasury services. Debt services include overdraft, bilateral and syndicated lending; primary bond issuance; trade finance; asset finance; and structured finance solutions for property, acquisition finance, project finance and infrastructure finance (including PPP/PFI). Risk management and treasury services include trading of corporate, institutional and public sector debt; futures brokerage; foreign exchange; and money markets, currency derivative and interest rate risk management services.

UK Corporate Banking provides customers with a full suite of banking products and specialist services to meet domestic and international needs. We continue to be the UK's No.1 corporate and commercial relationship bank and market leader in the UK in payments, card transaction processing, deposits, lending, asset finance, invoice finance, foreign exchange and sterling interest rate derivatives.



▸▸▸ Our corporate and commercial banking business has 86,000 customers supported by 1,500 dedicated relationship and business development managers operating out of 170 corporate centres spread across the UK.



▸▸▸ We differentiate ourselves through the strength of our long-term relationships with our customers. Service is delivered by a network of experienced and highly trained relationship managers operating in their local communities. Acting as a single point of contact, they work proactively with our product teams to deliver the right solutions for their customers' needs. Quality operational service is provided by specialist customer service teams who are also closely aligned with our relationship managers.

▸▸▸ In addition to our core banking offering of lending, payments, deposits and international services, our specialist businesses offer a full range of financing solutions to UK customers. Lombard is the market-leading provider of asset financing and management services from traditional hire purchase, leasing and contract hire through to bespoke solutions. RBS Invoice Finance's services include factoring, invoice discounting, asset-backed lending, trade cycle finance and bad debt protection. Lombard and RBS Invoice Finance have 400 sales staff working out of 53 offices, and over 100,000 customers.


Delivery
Make it happen
RBS

RBS, through UK Corporate Banking, is the UK's No.1 relationship bank.

2005 successes include:

⏩⏩⏩ RBS jointly underwrote and syndicated a £1.2 billion funding package to enable Travis Perkins to acquire Wickes, creating one of the largest building supply businesses in the UK. We then acted as sole adviser on the raising of $400 million of debt in the US Private Placement market, Travis Perkins' first such transaction. As a lead banker to the enlarged group we also provide clearing services, interest rate hedging and Letters of Credit to support its international business.

⏩⏩⏩ We acted as an Underwriter and Bookrunner for Premier Foods, one of the largest suppliers of grocery products in the UK, in a £780 million financing package to support the acquisition of Marlow Foods Limited, owner of the Quorn brand, the UK's leading meat alternative.

⏩⏩⏩ Our relationship team, working with Financial Markets' colleagues, provided South Yorkshire based Castings Technology International with funding for new flagship premises, allowing the company to grow its business and create 48 new jobs in the region.

⏩⏩⏩ A strong relationship with Icelandic ready-prepared foods group Bakkavör resulted in RBS being mandated to structure and jointly arrange a £500 million facility to enable Bakkavör to acquire the entire share capital of Geest and refinance its debt.

⏩⏩⏩ As the leading UK clearing bank for TNT, we provide a comprehensive range of payment and cheque reconciliation services, including integrated IT systems and secure e-mail communication with our service centre. Our close relationship enables us to integrate product delivery and enhance our customer service.

⏩⏩⏩ Lombard provided a funding package to support the installation of a revolutionary new 'G-Force' rollercoaster ride at Drayton Manor Theme Park in Staffordshire.

⏩⏩⏩ RBS Invoice Finance delivered a committed £16.5 million stock and debtor funding package for Hargreaves Group, a leading bulk haulage and aggregates business. This allowed the customer to complete the acquisition of Monckton Coke & Chemical Co whilst refinancing existing credit lines.

⏩⏩⏩ We helped Joy Mining Machinery to manage the payment risks associated with exporting to the Far East, Russia and North Africa. Our Letter of Credit processing expertise enabled the company to trade safely in these countries.

Global Banking & Markets is a leading banking partner to major corporates and financial institutions around the world, specialising in providing these customers with a full range of debt financing, risk management and investment services.

⏩⏩⏩ We serve our Global Banking & Markets customers from offices in 20 countries, with a leading position in the UK, established and strongly-growing positions in the US and continental Europe and an increasing capability in Asia-Pacific. These sophisticated customers benefit from our sectoral expertise, product excellence and access to markets.

⏩⏩⏩ A focus on long-term relationships backed by our strong balance sheet and suite of value-added product capabilities is at the heart of our approach to our customers. This approach enabled excellent growth across the full range of products and markets that Global Banking & Markets serves. We have relationships with the overwhelming majority of the members of each of the FTSE 100 index, the Fortune 100 list and the Dow Jones Eurostoxx 50 index.

⏩⏩⏩ The integration of our banking operations in the US with RBS Greenwich Capital, our industry-leading US government bonds and asset-backed securities business, has delivered excellent results during 2005, with strong growth in new corporate relationships, corporate loan syndications and interest rate derivative volumes.





Fondo Immobili Pubblici. RBS Italy led three banks in the underwriting of the first closed end real estate fund for the €3.3 billion transfer of property from the Italian Ministry of Economy and Finance to the newly created FIP.









Open University. RBS has a long standing relationship with The Open University, Britain's first university dedicated to distance learning. In 2005 the Open University consolidated its loan facilities with RBS as sole lender.

Bloomsbury Publishing is one of Britain's most successful publishing houses. It is best known for titles such as Harry Potter and the Pru Leith Cookery books and is a long-standing UK Corporate Banking customer.

Our focus on long-term relationships backed by value-adding solutions has won Global Banking & Markets major corporate and institutional customers around the world. We have relationships with over 95% of the FTSE 100, over 80% of Fortune 100 companies in the US and over 90% of the Dow Jones Eurostoxx 50.



Pernod Ricard.
In April 2005 Pernod Ricard completed the acquisition of Allied Domecq. RBS was one of four Bookrunners for the €9.2 billion facility offering specialist expertise in €/£ foreign exchange hedging and structured loans.

Make it happen



⏩⏩⏩ A controlled expansion of our franchise over the last five years across France, Germany, Spain, Italy and the Nordic region has enabled us to capture and develop major client relationships in continental Europe. We now provide a full range of products to customers in these countries.

⏩⏩⏩ In the Asia Pacific region we have selectively built up our presence, particularly where we have identified opportunities to leverage our expertise in delivering financial markets products to financial institutions. We continue to achieve impressive results from the region, where we now employ 500 people. In Australia our wide range of products has been particularly successful with both corporate and institutional customers.

⏩⏩⏩ Our worldwide team of structured finance professionals provides specialised financing solutions for acquisitions, property, projects, infrastructure and commercial equipment including aircraft, ships and trains. In Europe we have a long-standing market-leading position in leveraged finance as a preferred partner to financial sponsors. Globally we are the No.1 project finance bank and No.3 commercial aircraft financier.

⏩⏩⏩ Our financial markets activities benefit from our established platform and the real scale that we have developed. We are able to provide a full range of solutions that deliver against different customer requirements, from rapid access to electronic platforms, to high quality advice and excellent execution by highly skilled sales people.

2005 successes include:

⏩⏩⏩ RBS arranged and underwrote £1.7 billion of debt facilities to finance Gala Group's acquisition of Coral Eurobet in the UK. This transaction was one of the largest-ever sterling leveraged transactions (awarded Domestic Deal of the Year by *Acquisitions Monthly*).

⏩⏩⏩ We were awarded the role of Sole Lead Arranger on the €470 million debt refinancing of the api Energia Power Project in Italy due to our long-term relationship, structuring expertise and market-leading position. api Energia is one of three integrated gasification combined cycle plants in Europe showcasing an environmentally friendly gasification process which converts refinery residue to electrical power. This transaction and our ongoing support have enabled the api Group to continue with its development plans and long-term growth objectives.

⏩⏩⏩ RBS was instrumental in the largest Public Tender Offer ever made by a privately owned company in Germany, when it served as the exclusive financial arranger to Spohn Cement GmbH in its acquisition of Heidelberg Cement AG. RBS was mandated as Sole Bookrunner to underwrite and arrange the financing needs of the bid, including the provision of acquisition facilities totalling €3.1 billion.

⏩⏩⏩ When RBS co-arranged the US$1.2 billion private placement for Wolseley, the world's largest distributor of heating and plumbing products, it set a market record for private placements.

⏩⏩⏩ RBS jointly led the £18 billion acquisition of UK mobile operator O2 by Telefónica, underwriting £6.1 billion. This was one of the largest acquisitions in the telecom sector and the largest ever single acquisition made by a Spanish company (awarded Most Impressive Loan and Best Western European Loan by *Euroweek*).

⏩⏩⏩ The UK Debt Management Office and Her Majesty's Treasury mandated RBS to act as one of four Bookrunners in the UK Government's first ever syndicated offering in sterling bonds and the first 50 year inflation bond in the world.

⏩⏩⏩ Through long-standing relationships with both of the UK's leading cable companies, deep sector knowledge and tactical use of our balance sheet we helped to pave the way for the merger between NTL and Telewest, thereby consolidating our position as a top-tier partner bank to this customer.



We've been the fastest growing debt issuance bank globally over the last four years.

⏩⏩⏩ RBS was the only bank to be awarded both Bookrunner and Mandated Lead Arranger roles in funding each of the three deals to acquire stakes in France's leading motorway companies from the French government. This was achieved through the combined strength of our multi-product platform, infrastructure sector expertise and local corporate relationships. Our teams led the underwriting of innovative and competitive financing packages totalling some €17.5 billion in support of the €21.3 billion-worth of acquisitions.

⏩⏩⏩ As Joint Mandated Lead Arranger and Underwriter, via our offices in France and Spain, RBS provided an innovative financing structure for €532 million of debt to fund the €1.1 billion high speed rail link concession to be built through the Pyrenees between Perpignan and Figueras (awarded EMEA Infrastructure Deal of the Year, *PFI Awards*, and EMEA Rail Transport Deal of the Year by *Project Finance Magazine*).

⏩⏩⏩ RBS Greenwich Capital acted as Joint Bookrunner for the US$750 million 10-year Global Notes offering for Harrah's operating company, Harrah's Entertainment Inc. Harrah's is a leading entertainment and casino group and is the only investment grade gaming company in the world. By taking advantage of an attractive financing window the transaction was twice over-subscribed.

⏩⏩⏩ In Australia we completed our first leveraged finance transaction as Joint Mandated Lead Arranger and Bookrunner for the US$1.7 billion acquisition of Dyno Nobel, a leading global supplier of commercial explosives, by a consortium of investors.

⏩⏩⏩ RBS acted as Joint Arranger of a cross-border securitisation for SC First Bank (previously Korea First Bank) raising €500 million in triple-A rated notes. The issue was more than 2.5 times over-subscribed with more than 30 institutional investors and was structurally innovative, marking the first instance an amortising junior note was introduced for a Korean cross-border mortgage-backed securitisation.

⏩⏩⏩ RBS Aviation Capital, working closely with our Shanghai Branch, completed a major Japanese Operating Lease financing with China Southern Airlines. The deal comprised an initial US$93 million bridge loan financing of three Boeing 737-700 aircraft from RBS Shanghai which was subsequently restructured into a Japanese Operating Lease financed through RBS Tokyo.

Selected Awards:

⏩⏩⏩ Best UK Bank
Euromoney Awards for Excellence 2005

⏩⏩⏩ European Loan House of the Year
IFR

⏩⏩⏩ European ABS Arranger of the Year 2005
ISR Awards

⏩⏩⏩ Securitisation House of the Year - Europe
The Banker

⏩⏩⏩ Top Bank for European Leveraged Finance
Financial News

⏩⏩⏩ Mezzanine Debt provider of the year
European Venture Capital (& Private Equity) Journal

⏩⏩⏩ EMEA Bank of the Year – Project Finance
PFI awards

⏩⏩⏩ Best Bank in Foreign Exchange in London
FX Week

⏩⏩⏩ Best Bank in Asian Prime Brokerage
AsiaMoney FX Survey





Hyatt Corporation: The international hotel group, headquartered in Chicago, embarked on a significant hotel investment in 2005. RBS in New York was joint lead arranger for the US$1 billion loan facility.





Adidas: We acted as agent on a US$1 billion private placement for Adidas, a global leader in the sporting goods industry. It was the largest such placement in the US out of Germany. The funding will largely be used to finance their acquisition of Reebok in the US.


MONRO MUFFLER

Monro Muffler: RBS Securities and Charter One in Chicago joined forces as Lead Arranger and Sole Bookrunner for Monro Muffler, which runs a network for automotive repairs, showing the strength of the RBS platform in the US.

Retail Markets

- Profit contribution £4,207 million (2004 – £4,064 million)
- Total income up 7%
- Profit up 4%


RBS

RBS – Child Trust Fund.
RBS was one of the first banks to offer a Child Trust Fund in response to the Government's commitment to give £250 to each child born after September 2002. RBS has matched the £250 with discounted retail vouchers and created a new stakeholder product to capitalise on the value the child will receive at 18.

Make it happen



Retail Markets was established in June 2005 to strengthen co-ordination and delivery of our full range of retail services through all our brands and channels. It has brought together the three businesses – Retail Banking, Retail Direct and Wealth Management – which focus on the interests of our personal and small business customers. In a challenging market, Retail Markets increased total income by 7% to £8,213 million.

▸▸ ▸▸ ▸▸ The number of personal Retail Banking customers increased by 274,000 (2%), with personal current accounts up 275,000 (2%); Retail Direct increased its total customer accounts by 734,000 (4%); and Wealth Management increased its client base with Coutts UK personal customers up 7% and Adam & Company up 11%.

▸▸ ▸▸ ▸▸ In Retail Banking, average loans and advances to customers grew by 11%, with average mortgage balances up 12%, personal lending up 10% and small business lending up 9%. In Retail Direct, average loans to customers grew by 15%, personal loan balances grew by 11% and mortgage lending grew by 34%. In Wealth Management, average loans to clients grew by 20%, while average client deposits grew by 11%.

Retail Banking has the largest network of bank branches and ATMs in the UK and is the leading bank for small business customers. In 2005 Retail Banking increased its total income by 5% to £5,433 million.

▸▸ ▸▸ ▸▸ In 2005 our measures to improve customer service were rewarded when The Royal Bank of Scotland secured top position amongst the high street banks, and NatWest moved into joint second position, for customers who rate themselves "extremely satisfied" with their main current account provider.

Source: Gfk Financial Research Survey, 12 months to November 2005; high street banks defined as RBS, NatWest, Barclays, Lloyds TSB, HSBC and HBOS.

▸▸ ▸▸ ▸▸ We added nearly 800 people to our Royal Bank of Scotland and NatWest branch networks and telephony service, improved personal access for customers by opening new branches and continuing our refurbishment programme, increased the number of branches open on Saturdays and extended our mobile banking service.

▸▸ ▸▸ ▸▸ Our quality of service has also been enhanced by our new Customer Service Review/ Personal Service Review, which enables our people to run a comprehensive financial health check tailored to a customer's individual circumstances. The Review offers recommendations to meet the customer's immediate and future needs. Our revised Customer Account Opening system enables our customers to open additional accounts within minutes, whether they use our branches, telephone service or the internet.

▸▸ ▸▸ ▸▸ Continued emphasis on long-term savings, assisted by excellent salesforce recruitment and retention, resulted in an increase of 25% in sales in our joint venture for life assurance and investments. The second half of 2005 saw record sales volumes, up 52% on the same period in 2004. Our team of Financial Planning Managers continues to grow, with more of them located in our branches to broaden the services we can offer through the network. The launch of new investment products enabled us to provide our customers with more choice and better value.


Passion
Make it happen
RBS



Retail Banking provides customers with a choice of when and how they do their banking through access to branches, a 24-hour telephone banking service, a network of ATMs and a full internet banking service.

▸▸▸ The Royal Bank of Scotland and NatWest attracted more than 135,000 new Stakeholder Child Trust Funds during 2005, making us one of the key providers of this product.

▸▸▸ Partly through its network of 54 campus branches, NatWest yet again achieved No.1 status for student accounts. Of first-year students in England and Wales, 44% chose to open a student account with us.

▸▸▸ The Royal Bank of Scotland launched First Home Saver, a new savings account designed to help customers get onto the property ladder by encouraging them to save regularly for the deposit, and by giving a tax-free bonus on taking out a Royal Bank of Scotland mortgage.

▸▸▸ In September 2005, Royal Bank of Scotland Business was voted No.1 for service to small business customers in Scotland.

▸▸▸ Mentor, our Business Advice Service for Employment Law, Health & Safety and Tax, reached more than 15,000 customers last year. It is the fastest-growing service of its type in the UK and increased income by 18% whilst delivering significant improvements to our proposition, including training in Health & Safety and Employment Law.

▸▸▸ Loans to our small business customers were up 9% in 2005. Deposits by small business customers, taking advantage of our competitive range of products, grew by 4%.

▸▸▸ 13,000 customers have opened a Flexible Business Loan, our market-leading product that enables business customers to customise their loan. They can choose from a range of options at the start of their loan, and can then update their choices if their circumstances alter. We also launched Client Money Services, a unique product that enables our business customers to manage their client funds simply and easily.

Retail Direct has leading positions in the UK in credit card issuing, merchant acquiring, consumer finance and supermarket banking. In 2005 Retail Direct increased its total income by 11% to £1,966 million.

▸▸▸ Retail Direct's Credit Cards business is one of Europe's leading issuers of personal and commercial credit cards, as well as one of the major global merchant acquirers.

▸▸▸ The personal cards issuing business issues personal credit cards to customers of The Royal Bank of Scotland and NatWest primarily through branches, and also to non-banked customers using the MINT brand through direct channels.

▸▸▸ During 2005, we introduced an enhanced credit card offer for The Royal Bank of Scotland and NatWest brand cards, with preferential pricing for current account holders. In addition, the MINT brand continued to improve the quality and breadth of service it offers to customers by launching motor and home insurance.

▸▸▸ The commercial cards business has maintained its leading position in the UK. It offers a range of corporate cards, purchasing cards and travel solutions to a broad range of businesses. It enhanced its services by including 'Smart data online' as part of the onecard package. This allows business customers to receive and analyse all transaction data centrally.




NatWest Business Managers. In 2005 NatWest re-introduced local business managers covering 180 key branches. In Fareham Chris Jack meets Nick Bowes of Airport Bodyshop on his premises.





NatWest Mobile Bank. Last year NatWest launched a new mobile bank in Cornwall bringing banking services to 13 local communities weekly, travelling around 20,000 miles per year. Here it is seen on the Cornish coast.



Google. Retailer Card Services provides Google with a multi-currency capability which enables the processing and settlement of credit card transactions in a wide choice of major international currencies.

Retail Direct offers a full range of financial services products through a number of brands and a variety of convenient channels in the UK and continental Europe.


Make it happen.

Tesco Personal Finance in Hungary.
Our joint venture with Tesco is developing its presence in Europe. Financial services products are now available through Tesco Personal Finance in Hungary.



⏩⏩⏩ Our merchant acquiring business is the fourth-largest merchant acquirer globally. The business enhanced its product range during 2005, enabling retailers to offer customers the ability to top up their mobile phones through point-of-sale terminals. The business is now European leader in online merchant acquiring.

⏩⏩⏩ Retail Direct has worked closely with the Group's Irish mortgage business, First Active, to launch the brand in the UK. First Active has established itself as one of the fastest-growing UK mortgage lenders with total gross lending of £3.9 billion in 2005, and has expanded its product range with the launch of a buy-to-let mortgage product.

⏩⏩⏩ RBS's mortgage intermediary business was brought under the stewardship of Retail Direct during 2005, in order to co-ordinate the Group's mortgage brand offer in the growing intermediary marketplace.

⏩⏩⏩ During the year the number of customer accounts at Tesco Personal Finance exceeded five million. First Active supported the launch of two new TPF mortgage products, making TPF the only supermarket bank to offer mortgages. Retail Direct also continued to support the development of Tesco's financial services operations in Central Europe and Asia.

⏩⏩⏩ Elsewhere in Europe our relationship with Tchibo, a major German retailer, has grown successfully, with the offer of consumer loans now extended across the store network in Germany and online.

Wealth Management provides private banking and investment services to its global clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. It has a network of more than 50 offices globally. In 2005 Wealth Management increased its total income by 10% to £814 million.

⏩⏩⏩ Investment assets under management increased by 18%. Investment programmes within Wealth Management have grown by 18% to US$27 billion and continue to perform competitively against industry benchmarks. Coutts is a significant investor in multi-manager hedge funds with more than US$7 billion invested.

⏩⏩⏩ Adam & Company continued its eleven year record of double-digit profit growth, and opened a new office in Aberdeen.

⏩⏩⏩ The Offshore Bank grew income by 7% and launched a Spanish Mortgage product available across the Group to all customers. Offshore mortgage balances increased by 35% and Royal Bank of Scotland International is a leading provider in the UK offshore islands of electronic banking services.

⏩⏩⏩ Coutts continued to enhance its position as the leading private bank in the UK and increased its client base by 7%. A philanthropy service was launched in 2005, which won Coutts the title of Best Provider of Philanthropy Services. Coutts also launched its Family Business Service, offering specialist advice as well as education and networking forums for family business owners. In parallel, Coutts created its family prize and sponsored the Guide to Giving. Internationally, Coutts celebrated 10 years in Singapore in 2005.

Wealth Management provides private banking and investment services to its global clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses.

Selected Awards

⏩⏩⏩ The Royal Bank of Scotland – Best for Overall Customer Service category
2005 Personal Finance and Savings Readership Awards

⏩⏩⏩ NatWest Kirkham Branch – Customer Service Team of the Year Financial Services Award
National Customer Service Awards 2005

⏩⏩⏩ The Royal Bank of Scotland – Best Direct Banking for the fifth year in a row
Your Money Direct Awards 2005

⏩⏩⏩ The Royal Bank of Scotland – Best Online Business Banking Provider for the second year in a row
Your Money Direct Awards 2005

⏩⏩⏩ Lombard – Best Online Loan Provider
Your Money Direct Awards 2005

⏩⏩⏩ NatWest Mortgages Direct – Best Mortgage Provider
Your Money Direct Awards 2005

⏩⏩⏩ Tesco Personal Finance – Best Overall Provider
Your Money Direct Awards 2005

⏩⏩⏩ NatWest Mortgages – Best Bank, Best Large Loans and Highly Commended Remortgage Lender
Your Mortgage Awards

⏩⏩⏩ The Royal Bank of Scotland – Best Business Bank
Start Your Business Magazine

⏩⏩⏩ First Active – Best Mortgage Lender of the Year and Innovator of the Year
Mortgage Strategy Awards

⏩⏩⏩ First Active – Best Remortgage Lender
Mortgage Magazine Awards and Mortgage Advisor & Homebuyer Awards

⏩⏩⏩ The One account – Best Current Account Mortgage Lender
Your Mortgage Magazine

⏩⏩⏩ Direct Line – Best Personal Loan Provider
MoneyFacts

⏩⏩⏩ Streamline – Best Merchant Acquirer 2005 – Europe
Lafferty Group

⏩⏩⏩ MINT – Best Credit Card Direct Mail, Peoples Choice award
Tank!/Direct Marketing Association

⏩⏩⏩ Commercial Cards – Best Business Charge Card Provider
Business Moneyfacts

⏩⏩⏩ Coutts – Best Private Bank in the UK
Euromoney

⏩⏩⏩ Coutts – Best Private Bank for super-affluent individuals (US$500k to US$1m)
Euromoney

⏩⏩⏩ Coutts – Best Private Bank for high net worth individuals (US$1m to US$10m)
Euromoney

⏩⏩⏩ Coutts – Best provider of services to artists and entertainers
Euromoney

⏩⏩⏩ Coutts – Best provider of services to sports players
Euromoney





Stella McCartney is one of the most successful of Britain's young fashion designers with a now well recognised luxury brand. Stella and Coutts have a fruitful commercial relationship including exclusive customer events for Coutts clients.



W



First Active.
For Jill Hewitt and her nine year old son Jack, value for money is important. Last May after consolidating her mortgage and a home improvement loan into a fixed rate mortgage with First Active, she saved over £100 a month.



The One account.
"One Day" as the advertisements say... I'll have my own music studio. Mark Young transferred his mortgage to The One account three years ago and saved enough to convert one of the bed-rooms in the family home.

Ulster Bank Group

- Profit contribution £530 million (2004 – £460 million)
- Total income increased 15%
- Profit up 15%


Ulster
Bank
Make it happen

University of Limerick
Ulster Bank and University of Limerick share a passion for innovation and high standards. A 10-year agreement has underlined Ulster Bank's commitment to the education sector nationally and to the Munster region where the university is located – covering the University's own banking and on-campus banking for students, staff and local businesses.



Ulster Bank Group saw sustained growth in 2005 and the launch of market-leading mortgage and current account products. A branch improvement programme and a new Ulster Bank brand identity moved us towards our vision of becoming the best bank on the island of Ireland. Ulster Bank Group's total income increased by 15% to £858 million.

⏩⏩⏩ Ulster Bank Group ended 2005 with 1.6 million personal and business customers across the island of Ireland.

⏩⏩⏩ Product development has been a key factor in Ulster Bank Group's success. In November 2005 we launched a radical overhaul of personal current accounts in Northern Ireland to provide free banking to all personal customers.

⏩⏩⏩ First Active introduced the Republic of Ireland's first 100% First Time Buyers' Mortgage confirming First Active's reputation for innovative products. These include the Current Account Mortgage and Elevator savings account.

⏩⏩⏩ Ulster Bank also led as the first clearing bank to extend its 100% mortgage to first-time buyers across the island. The Switcher Mortgage package has made it easy for customers to switch to us.

⏩⏩⏩ Ulster Bank Group's Corporate Banking and Financial Markets (CBFM) division continued to experience strong lending growth to its corporate customers. Average lending grew by 29% in 2005 – 26% in Northern Ireland and 30% in the Republic of Ireland.

⏩⏩⏩ Important transactions completed during the year included the banking business of United Dairy Farmers, a leading dairy producer; funding the construction of major shopping centres in Essex and Dundalk, and working with the RBS Specialist Healthcare team to win the mandate to fund development of Beacon Hospital, a major new private hospital in Dublin.

⏩⏩⏩ 89 branches were overhauled as part of our improvement to the Ulster Bank branch network, with work planned on a further 57 during 2006. The Ulster Bank and First Active branches together create a network of 272 branches.

⏩⏩⏩ 2005 was also significant for the visibility of our brands. The Ulster Bank brand adopted the RBS logo in November, enhancing its identity as a member of the RBS Group, while First Active continued its targeted focus on the mortgage sector.

Awards

⏩⏩⏩ Corporate Banking Excellence Award

KPMG's Financial Services Excellence Awards

⏩⏩⏩ Best practice in recruitment and employment of people with disabilities

O2 Ability Award

⏩⏩⏩ Aimhigher programme – Northern Ireland Big Tick Award for Business in the Community Excellence and Chambers of Commerce in Ireland President's Awards Commendation


Potential
Make it happen
RBS

Citizens

- Profit contribution £1,575 million (2004 – £1,069 million)
- *Total income up 43%*
- Profit up 47%



K-Sea Transportation has been a business customer with Citizens for over 3 years. It builds ferries, tugs and barges, one of which is seen here on the famous Staten Island crossing. To help fund further investment in its business K-Sea looked to Citizens Bank for a US$37 million Senior Credit Facility, US$34 million in equipment leases, and foreign exchange services.

Make it happen



Citizens ranks as the eighth largest commercial banking organisation in the US by deposits. Last year was Citizens' 13th consecutive year of record profits, achieved through the integration of Charter One and strong organic growth. In 2005 Citizens increased its income by 42% to US$5,940 million.

▸▸▸ Through Citizens Bank and Charter One Bank, Citizens' network of retail and corporate banking covers Connecticut, Delaware, Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New Jersey, New York state, Ohio, Pennsylvania, Rhode Island and Vermont. Citizens has a retail and corporate presence in about 40 states.

▸▸▸ The systems and account integration for 3 million customer accounts and around 8,000 colleagues of the former Charter One Financial, Inc., the company's largest US acquisition, was completed in July 2005, five months ahead of schedule.

▸▸▸ In 2005, all Citizens Bank and Charter One branches and facilities were re-branded, with more than 70,000 new signs and ATM surrounds using the RBS logo, a new font for the bank name and the distinctive Citizens green.

▸▸▸ Citizens made more than 900,000 new consumer loans totalling US$22 billion during 2005 and processed more than 1.5 million credit applications. Its Consumer Finance division is the No.2 bank auto lender in the US and a top home equity lender. The Consumer Finance division introduced two new business lines: Indirect Recreational Vehicle and National Home Equity. Both new initiatives contributed operating profit in their first year of operation.

▸▸▸ Citizens' "Switch Support" programme with automated concierge service has smoothed the transition of customers switching to Citizens and Charter One from other banks.

▸▸▸ Our supermarket banking programme continued its momentum during 2005, adding 34 branches in strategic locations with our primary partners. With around 520 Citizens Bank and Charter One in-store branches, Citizens is now the second-largest supermarket banker in the US.

▸▸▸ Building on this momentum, in January 2006 Citizens announced the opening of 75 branches in Stop & Shop Supermarkets over the next three years, expanding its supermarket banking franchise into New York's Hudson Valley, Rockland and Westchester Counties and Long Island. The partnership with Stop & Shop began in the New England franchise in 2001, where it has grown to 125 stores.

▸▸▸ RBS National Bank, now part of Citizens' US credit cards division, launched the Circle Rewards MasterCard that can be issued automatically when a qualifying customer opens an account at a Citizens Bank or Charter One branch.


Drive
Make it happen
RBS

Citizens was the No. 2 US Small Business Administration lender in the US for the fourth consecutive year.

Citizens' International Cash Management collaboration with Corporate Markets resulted in 300 new Citizens accounts with existing RBS customers.


Make it happen

Ryerson, Inc., based in Chicago, is North America's leading processor and distributor of metals. Our ability to meet the complex needs of large commercial customers is demonstrated in the partnership between RBS Corporate Markets, which provided Ryerson with credit facilities, and Charter One, which was able to offer treasury management services.



▸▸▸ Kroger Personal Finance, a joint venture between Citizens' cards division and Kroger Co., the second largest supermarket chain in the US, is offering KPF credit cards in nearly 2,200 stores and is branching out into other products. We launched seven different branded card programmes in 2005 for Kroger customers, launched a MasterCard-branded gift card and started installing RBS Lynk-supported ATMs into a number of Kroger locations.

▸▸▸ Citizens was the No.1 US Small Business Administration (SBA) lender in the Mid-Atlantic, Midwest and New England regions in 2005, and the No.2 lender in the US for the fourth consecutive year. We made over 10,000 SBA-backed loans, totalling more than US$416 million, which represented a 79% increase in volume over 2004.

▸▸▸ In its first year of Citizens ownership, Charter One's new Business Banking team grew its SBA lending to No.1 in the Midwest in both the number of loans written and total dollars loaned during 2005. Charter One became top SBA lender in Illinois, Indiana, Michigan and Ohio.

▸▸▸ Also in Ohio, Charter One is sponsoring the new Charter One Global Enterprise Center in Cleveland to fuel economic growth by maximising northeast Ohio's international business development potential.

▸▸▸ In addition to lending at the community banking, middle market and large corporate levels, Citizens Corporate Banking services has worked effectively in partnership with RBS Corporate Markets. This provides additional expertise and flexibility to meet the needs of larger customers and craft complex financings. Services include interest rate protection, foreign exchange, cash management, asset finance and administration, asset-based lending and private equity capital.

▸▸▸ The management and business of RBS Asset Finance, Inc. has been transferred from RBS Corporate Markets to Citizens. This integration combined the existing Citizens asset finance company, Citizens Leasing, with Charter One's ICX Corporation and the group formerly known as RBS Lombard to form RBS Asset Finance. The combined company is the eighth largest bank-affiliated leasing company in the US.

▸▸▸ During 2005, RBS transferred to Citizens the operating control of the electronic processing provider RBS Lynk. RBS Lynk began cross-selling merchant services to small business customers through Citizens and Charter One branches and their business bankers.

▸▸▸ In late 2004, Citizens established new International Cash Management services with Corporate Markets for companies doing business in the US and the EU, resulting in nearly 300 new customer accounts at Citizens during 2005 for existing RBS customers. These customers use an extensive array of cash management services, and have brought in more than US$80 million of new core deposits.

▸▸▸ Since it began in 2004, Citizens' Job Bank offered US$144 million in loan funds at below-market rates to 11 companies that agreed to create an estimated 4,536 jobs. Citizens' Housing Bank offered US$167 million in low-interest loan funds to non-profit housing developers to create 2,286 affordable housing units in New England and Ohio. Both programmes will be extended in 2006.

Citizens is among the top 10 rankings in deposits among US commercial banking organisations. It ranks seventh in branches and ninth in ATMs.

Citizens was one of just two companies in 2005 to receive the US Chamber of Commerce Corporate Stewardship Award.

⏩⏩⏩ Citizens' support for the community is extensive. Examples include a comprehensive, multi-million dollar investment plan to increase home ownership, strengthen commercial retail districts, and create an education district in Albany, New York; a new innovative product for low/moderate-income homebuyers introduced by CCO Mortgage Corp in traditionally under-served areas; a strong partnership with the Chicago Urban League on housing and financial literacy; US$700,000 of help with heating costs for more than 345 homeless shelters in eight states through the "Shelter Heating Assistance Campaign"; and assistance through our Champions in Action℠ programme for close to 70 small, non-profit agencies dedicated to a range of housing, health and youth issues in New England, Pennsylvania and Ohio.

⏩⏩⏩ Citizens' support for its own people includes the Home Buyer Assistance Programme, which since 2002 has helped more than 2,000 colleagues purchase primary residences – often their first homes – with forgivable loans totalling more than US$10 million. The military leave policy, which bridges pay and benefits to cover the duration of military leave, has benefited more than 190 colleagues, and over 70 employees with serving family members have been given time off with pay, air fares and help with travel expenses to visit their loved ones.

⏩⏩⏩ Since June 2005 Citizens has promoted local volunteering through the "Join Us" campaign and its associated website, which also provides information on the Champions in Action programme and enables visitors to let Citizens know about local non-profit organisations that they feel deserve the bank's attention. Citizens created a special Tsunami Sabbatical to send a colleague to Indonesia for three months to help with relief and rebuilding efforts through Plan International. Citizens also matched colleague donations for Hurricane Katrina relief efforts, added its own corporate contribution, and collected customer donations to The Red Cross and The Salvation Army through its network of more than 1,600 branches.

⏩⏩⏩ Charter One secured the naming rights to the previously designated Lakefront Pavilion, a summer concert performance centre on Northerly Island, between Lake Michigan and the Chicago skyline.

Awards

⏩⏩⏩ Citizens was one of just two companies in the United States to be awarded the US Chamber of Commerce Corporate Stewardship Award. This recognition was for the company's total performance and contribution to economic, community and social progress. It noted Citizens' Champions in Action, the Citizens Job Bank, and the company's Home Buyer Assistance Programme.

⏩⏩⏩ Citizens Bank of Pennsylvania received the 2005 Good Government Award from the League of Women Voters for its Citizens Job Bank initiative to grow new jobs during 2004 and 2005.

⏩⏩⏩ Citizens Financial Group received the 2005 Secretary of Defense Employer Support Freedom Award, the US government's highest honour for support of the Guard and Reserve for policies and programmes that support colleagues on active duty well beyond US legal requirement.

⏩⏩⏩ Citizens received the Alfred P. Sloan Award for Business Excellence in Workplace Flexibility from the Families and Work Institute, U.S. Chamber of Commerce's Center for Workforce Preparation and the Center for Emerging Futures in recognition of its many programmes to support employees.





The Chicago Defender is one of the oldest newspapers in America serving the Afro-American community. Charter One built on its SBA lending success offering capital to inner city businesses like The Chicago Defender.





Circle Rewards. RBS National Bank, which sells credit cards in the US, is now offering these to Citizens' customers. In 2005 we launched Circle Rewards, a loyalty programme with discounts for air travel, hotels and branded merchandise.



Fence America. RBS Lynk, based in Atlanta, offers a range of payment systems for retail and business customers. Fence America is one of the first to use the innovative new product Treo, which allows credit card payments to be made via mobile phones.

RBS Insurance

- Profit contribution £926 million (2004 – £881 million)
- Total income up 8%
- Profit up 5%



Churchill Home Insurance.
David and Catherine Barton switched to Churchill Home Insurance last year. They loved the brand, saved £200 and found the quality of service excellent.

Make it happen



RBS Insurance is the second largest general insurer in the UK. It sells and underwrites insurance via the telephone, the internet, partnerships and a network of brokers. Its brands, including Direct Line, Churchill, Privilege, Green Flag and NIG, are some of the best known in the UK. In 2005 RBS Insurance increased its total income by 8% to £5,489 million.

▸▸ ▸▸ ▸▸ The integration of the Direct Line and Churchill businesses was completed at the start of September 2005, within two years, ahead of time and within budget. The combined businesses now have close to 20,000 employees.

▸▸ ▸▸ ▸▸ We celebrated the 20th anniversary of the Direct Line red telephone in 2005. When it first opened for business in April 1985, Direct Line employed just 63 people. Today it employs around 6,500 people and handles an average of 12,000 car quotes every day.

▸▸ ▸▸ ▸▸ Across its range of brands and products, RBS Insurance increased its total policies in-force by 1.6 million to 25.9 million. Within this, total car policies increased by 5.7% to 10.6 million across the UK and continental Europe.

▸▸ ▸▸ ▸▸ In the United Kingdom, RBS Insurance is the No.1 car insurer, with 8.7 million policies, and the No.2 home insurer, with 4.6 million policies.

▸▸ ▸▸ ▸▸ RBS Insurance now has over 4.9 million car rescue policies sold through Direct Line, Churchill, Green Flag, Privilege and many partners under their brands.

▸▸ ▸▸ ▸▸ In continental Europe, RBS Insurance increased its car insurance policies by 14% to 1.9 million.

▸▸ ▸▸ ▸▸ RBS Insurance is the No.2 travel insurance provider with 2.3 million policies; its pet policies increased by 20% to 0.6 million.

▸▸ ▸▸ ▸▸ Direct Line launched several major enhancements to its car product, including a No Claims Discount (NCD) for named drivers on a Direct Line policy, multi-car discounts, matched NCD and an NCD earned on company cars and motorbikes.

▸▸ ▸▸ ▸▸ Linea Directa became Spain's sixth largest motor insurer this year with 1.2 million in-force policies and is now selling breakdown cover direct to customers. Direct Line in Germany launched motor legal protection.

▸▸ ▸▸ ▸▸ Since the re-launch of Privilege in August 2004, the 'you don't have to be posh to be privileged' campaign has delivered excellent brand recognition and sales, with in-force car policies increasing by 50% and breakdown policies by 43% respectively.


Focus
Make it happen
RBS

RBS Insurance is the strength behind some of the UK's biggest and best known insurance brands offering customers more choice and better products.

⏩⏩⏩ Churchill launched its new travel product in June, with customers now able to tailor cover to their individual travel needs.

⏩⏩⏩ TRACKER, which specialises in recovering stolen vehicles, was acquired in 2005. TRACKER traced and recovered more than £36 million worth of stolen cars and plant equipment over the year. In one case, a vehicle was recovered in just 21 minutes.

⏩⏩⏩ NIG held six SME Business Academy roadshows throughout the country. The key objective of these events was to build NIG's profile in the regions and forge close links with brokers and SME customers.

⏩⏩⏩ NIG joined imarket, the industry e-commerce initiative designed to make it easier for brokers to transact commercial business electronically.

⏩⏩⏩ Continuing their consumer champion roles, Direct Line and Green Flag were again the headline sponsors of Road Safety Week. Organised by road safety charity Brake each November to highlight road safety issues, the 2005 theme was child pedestrian safety.

⏩⏩⏩ Direct Line partnered Durham Police in a high profile campaign to tackle the problem of uninsured driving. By the end of 2005, more than 1,000 uninsured vehicles, which Direct Line estimates would have caused up to 2,000 accidents, had been removed from the streets of Durham County.

Awards

⏩⏩⏩ Direct Line – Car Insurer of the Year
Personal Finance Magazine

⏩⏩⏩ Direct Line – Best Motor Insurance Provider
Your Money Magazine

⏩⏩⏩ Direct Line – Best Online Motor Insurance Provider
Your Money Magazine

⏩⏩⏩ Direct Line – Best Household Insurer
Your Mortgage Magazine

⏩⏩⏩ Direct Line – Special Achievement Award
Superbrands

⏩⏩⏩ Churchill – Best Home and Contents Insurance Provider
Your Money Direct Awards

⏩⏩⏩ Churchill – Travel Insurer of the Year
International Travel Insurance Journal Awards

⏩⏩⏩ Churchill – Customer Service Complaints Team of the Year
The National Customer Service Awards

⏩⏩⏩ Green Flag – Best Breakdown Provider
Your Money Magazine

⏩⏩⏩ Green Flag – Best Online Breakdown Provider
Your Money Magazine

⏩⏩⏩ Green Flag – UK Roadside Assistance Company of 2005
Institute of Transport Management Awards

⏩⏩⏩ NIG – Risk Management Product of the Year (for All Risk Management (ARM))
European Risk Management Awards





TRACKER has provided Balfour Beatty Power Networks with the ability to track its vehicles 24:7 via data on the internet. It has greatly improved vehicle management, efficiency, flexibility and driver safety and reduced insurance premiums.





Direct Line. Over 1,000 uninsured cars have been taken off the roads as part of a joint initiative between Durham Police and Direct Line. Drivers who can't provide evidence of insurance within 14 days have their cars crushed.



NIG. For the broker market, quick and accurate online quotations are an important part of their competitive offering. NIG's Commercial Quotes system is regularly accessed by brokers such as Saffron Insurance to provide commercial insurance for their customers.

Manufacturing

Manufacturing is the backbone of RBS, supplying IT, processing, telephone, property and purchasing support for the Group's customer-facing divisions.



Gogarburn. On 14 September 2005, Her Majesty The Queen and His Royal Highness The Duke of Edinburgh formally opened the new RBS headquarters in Edinburgh. It provides a superb working environment, together with fitness, nursery and conference facilities.

Make it happen

In 2005 Manufacturing redesigned its operations so that more customers' queries are resolved by the first person they contact and errors are reduced. Good progress was made with the integration of Ulster Bank onto the Group's platform. Manufacturing's purchasing and property operations were benchmarked as "World Class" during the year.

Our network of over 7,400 ATMs processed 690 million transactions during 2005. The daily average volume was 1.9 million transactions, dispensing £119 million.

In 2005 we reduced the time it takes for a customer to receive a fully operational debit card after loss or theft from 12 days to within three days.

Manufacturing processed 262,000 new mortgage applications and 61,000 extra borrowing mortgage applications for Group customers.

During 2005 we introduced a programme called 'Lean' across our operations. Developed in the Japanese car industry and used worldwide, 'Lean' is a customer-focused approach that uses targeted tools and techniques to remove waste, improve the flow of work and improve customer service.

Broadening the skills of our teams in our telephone and service centres, and changing their incentives, has generated a more responsive working culture. Customers enjoy better service because we try to solve as many issues for them as we can in a single phone call.

We now have dedicated centres dealing with corporate customers – helping to make the Group one of the top service providers for corporate and commercial customers in 2005.

In November 2005 a new Tesco Personal Finance Centre was created in Glasgow bringing together telephony, loans and savings functions under one management team. Combining these areas has created efficiencies and improved service to customers by giving people in the Centre a greater understanding of the full range of products and services offered to customers.

The Group's 'Fraud Ring Task Force' tackles the growing threat of 'fraud rings' – fraud cases linked together which can fund terrorism and organised crime. This team is already creating considerable benefit for the Group in the early identification and closure of fraud ring activity.

The Group remains focused on reducing the threats associated with electronic attacks like phishing – used by fraudsters to try to obtain customers' security details over the Internet. During 2005 we experienced one of the lowest number of successful phishing attacks in the UK banking industry.

In 2005 the key technology systems supporting branches and other parts of the Group were available 99.95% of the time.


Determination
Make it happen
RBS

Often referred to as "The Engine Room", Manufacturing enables the Group to function 24 hours a day, 365 days a year.

▸▸▸ In 2005 Group Workplace Operations, part of our Group Property function, was judged "World Class" by University College London, who made the independent assessment using the globally recognised 'Attributes of a world class real estate organisation' benchmark developed by the Real Estate Executive Board (REEB). REEB base this benchmark model on the top 10% practices drawn from their membership of over 150 global blue chip companies.

▸▸▸ Manufacturing completed the delivery of Gogarburn, the Group's new headquarters, on budget and six months early.

▸▸▸ Previously Royal Mail collected, sorted and delivered our mail to customers. We appointed UK Mail, a third party supplier, to collect and sort the mail bags, and track and deliver them to the Royal Mail for final delivery to the customer. By the year end, UK Mail had processed over 200 million envelopes through *downstream access*, generating savings of £5 million. On average, 20% of customers are now receiving their mail a day earlier than they did formerly by 2nd class mail.

▸▸▸ One customer service centre reduced its use of paper by 36% over 2005. Building on this experience, other centres are significantly reducing their use of paper.

▸▸▸ RBS Group Purchasing achieved the highest scores within the 2005 Excellence in Procurement study, run by supply chain experts A.T. Kearney. The study, a multi-industry benchmark, involved more than 300 global blue chip companies and reinforced further our position as World Class global sourcing leaders.

▸▸▸ Feedback from the employee opinion survey showed a significant improvement in engagement and motivation across Manufacturing, after more than 1,500 people attended workshops on coaching, developing and motivating their teams.

▸▸▸ Offshore Operations took part in the Jersey workplace challenge which contributed to raising over £25,000 for Jersey Hospice and Save the Children in 2005.

Awards

▸▸▸ World Class Accreditation – Strategic Sourcing team, Group Purchasing
A.T. Kearney

▸▸▸ 100% Service Availability Programme, IT Team of the Year
European Banking Technology Award

▸▸▸ Most innovative application of technology
Institute of Financial Services

▸▸▸ Global Innovator's Award – Group Property
CoreNet

▸▸▸ Industry Champion
European Call Centre Awards

▸▸▸ Top prize for Business Infrastructure and Facilities Management Strategy and Delivery
Royal Institute of Chartered Surveyors Property Management Awards

▸▸▸ Corporate Occupier of the year
Scottish Property Awards, second year in a row

▸▸▸ Gogarburn campus – most significant contribution to the property industry in Scotland for 2005
Variety Club of Scotland

▸▸▸ The Group's internal mail handling service won a World Mail Award in the *Quality* category in May 2005.



Gogarburn. Gogarburn provides a first-class working environment and has received a number of awards for environmental best practice.







Ulster Bank refurbishment. 89 branches such as this one at Dorset Street in Dublin were upgraded as part of our £30 million improvement to the Ulster Bank branch network, with work planned on a further 57 during 2006.



Document Solutions processed 345 million customer communications in 2005, making it one of the largest mailing facilities in Europe. This enlarged facility in Scotland increased capacity and resilience for the Group.

Corporate Responsibility

Our prime responsibility is to ensure our business is run successfully, sustainably and with integrity. In 2005 our Sustainability Dow Jones score improved by 12% to 76%, scoring 28% above the global average for the sector.



46
Corporate Responsibility
Toynbee Hall

Toynbee Hall is based in the east end of London. Through our partnership RBS has created an innovative programme of modules to help adults better understand and manage their finances, including the material for Services Against Financial Exclusion which will be rolled out across the UK.

Make it happen

There is a strong business case for building the trust of stakeholders, and we can do this by demonstrating that we understand our responsibilities and operate with integrity. Below are some of our activities in 2005.

Financial Inclusion

»» »» »» We have 800,000 basic bank account holders, an increase of 20% over 2004.

»» »» »» We have more than one-third of the basic bank accounts accessible through Post Offices.

»» »» »» Our 15 mobile banks bring banking services to 300 rural communities each week in the UK.

»» »» »» In 2005 the Group's small business lending in the 5% most deprived wards in the UK stood at £659 million.

Equator Principles

»» »» »» During 2005, we contributed to the revision of the Equator Principles to take account of the International Finance Corporation's (IFC) revised performance standards.

Our people

»» »» »» We were awarded the Gold standard in Race for Opportunity, positioning us sixth overall.

»» »» »» In 2005 we launched 'The Leadership Journey', a Group-wide approach to developing leadership skills.

»» »» »» 86% of employees across the Group participated in our 2005 Employee Opinion Survey. The Group scored above the Global Financial Services Norm in every category. 84% of respondents believe that the Group is socially responsible in the community.

The environment

»» »» »» In 2005 66.9% of the Group's electricity in the UK and Ireland came from renewable sources, one of the highest percentages in the Financial Services sector.

»» »» »» The Group's new Edinburgh headquarters at Gogarburn has received a number of awards for environmental best practice, including BREEAM "Excellent" and ISO 14001.

»» »» »» In December 2005, the Group switched to recycled paper for office use in the UK and Ireland.

Benchmarking and Indexes

The Group continues to meet the socially responsible investment criteria required for inclusion in the FTSE4Good Index.

The Group ranked 4th in the Dow Jones Sustainability World Index for the banking sector, bringing our overall score to 76%, an increase of 12%. Our score was 28% above the global average for the sector.

Our 2004 Corporate Responsibility Report ranked 14th amongst the 100 largest global companies in the 2005 Fortune 100 CR performance assessment. This placed the Group second amongst the 25 Financial Service sector companies.

Key statistics

£368.3 billion loaned to our customers

In the UK we are the sixth largest employer in the FTSE 100 paying £4.9 billion to our employees in salaries

£2.7 billion paid to the UK Exchequer

£2.0 billion paid to our shareholders in dividends

£7.5 billion paid to suppliers

634 million free UK ATM transactions, dispensing £39.5 billion

The RBS group's £56.2 million Community Investment programme goes beyond simple financial donation and aims to generate long term benefit through genuine partnerships with charities, community groups, employees and other stakeholders.



Make it happen
RBS

Community Investment
In the UK, we focus on three programmes that we believe have a strong and positive impact: Supporting Staff Giving, Money Matters and Moving On.

Supporting Staff Giving
»» »» »» In 2005, over 14,500 of our staff took part in our unique double matched payroll giving scheme which generated £8.5 million for 3,200 charities across the UK and Ireland. In addition RBS supported a TV advertising campaign by 3 charities – Cancer Research UK, NSPCC and Oxfam – which encouraged more employers and employees to take part in payroll giving.

»» »» »» 7,000 Community Cashback Awards totalling £2.5 million were made to good causes, supported by our staff through fundraising or volunteering.

»» »» »» Together with a £1 million Christmas donation shared between the Top 10 Give As You Earn charities nominated by our staff, the three schemes generated a record £12 million in charitable donations.

Money Matters
»» »» »» In 2005, Face 2 Face with Finance, the Group's unique programme to provide financial education, helped 260,000 young people better understand personal finance. 550 members of staff worked with teachers to deliver lessons and interactive activities.

»» »» »» The Group's commitment to the Money Advice Trust led to the take up of 5,324 free training places by personal money advisers, improving the quality of advice given to people in greatest financial hardship.

»» »» »» The Lone Parent Helpline responded to 25,465 calls (up from 21,000 in 2004) and distributed 4,689 information packs.

Moving On
»» »» »» The number of employees volunteering with The Prince's Trust and Fairbridge has increased this year with more than 1,600 employees now involved with both charities.

»» »» »» 112 schools completed Year One of the Supergrounds programme, which transforms school grounds nominated through local retail branches into attractive and stimulating places to learn and play in safety. A further 183 schools are now taking part in Year Two of the programme.

»» »» »» In 2005 the Group continued to support the Aimhigher Roadshows in England, Wales, Scotland and Northern Ireland.

In the US, Citizens has a long history of working in partnership with its local community. Activities focus on five key areas: affordable housing, economic development and job creation, financial literacy, volunteering and the Champions in Action programme. Further details are on page 36.

First Tee. Using golf to teach life skills – RBS in the US has helped Sonya Mendez through The First Tee programme. As Achiever of the Year, she won US$10,000 towards college education and is now mentored by an RBS employee.

Supergrounds. Communities across the UK have seen their playgrounds transformed into Supergrounds. Youngsters like these on the Isle of Skye are amongst 250,000 who are now more active outdoors.



School Banks. New to the Face2Face programme – the school banks train pupils to manage a branch helping them to understand money and the banking system. In the first year, 20 school banks have been established across the UK.


RBS
Charter One

Contents

In the Report and Accounts, and unless specified otherwise, the term 'company' means The Royal Bank of Scotland Group plc, 'RBS' or the 'Group' means the company and its subsidiary undertakings, 'the Royal Bank' means The Royal Bank of Scotland plc and 'NatWest' means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling ("£" or "sterling"). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ("UK"). Reference to 'dollars' or '$' are to United States of America ("US") dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', the European single currency and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of the UK domestic transactions of the Group. Foreign activities comprise the Group's transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office – UK and Overseas. Management believes that this presentation provides more useful information on the Group's yields, spreads and margins of the Group's activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which the Group is managed. 'UK' in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The Group distinguishes its trading from non-trading activities by determining whether a business unit's principal activity is trading or non-trading and then attributing all of that unit's activities to one portfolio or the other. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

International Financial Reporting Standards

As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group have been prepared, for the first time, in accordance with International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together 'IFRS') as endorsed by the European Union. The Group, however, has taken advantage of the option in IFRS 1 'First-time Adoption of International Financial Reporting Standards' to implement IAS 39 'Financial Instruments: Recognition and Measurement' (IAS 39), IAS 32 'Financial Instruments: Disclosure and Presentation' (IAS 32) and IFRS 4 'Insurance Contracts' (IFRS 4) from 1 January 2005 without restating its 2004 income statement and balance sheet.

The Group's 2004 financial statements were prepared in accordance with then current UK generally accepted accounting principles ("UK GAAP" or "previous GAAP") comprising standards issued by the UK Accounting Standards Board, pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and provisions of the Companies Act 1985. The Group also presents information under generally accepted accounting principles in the US ("US GAAP").

To allow more meaningful comparison with the 2005 results, pro forma results have been prepared for 2004. The pro forma results include the effect of standards relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4) and the basis of preparation of these results is described on page 57.

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk ("VaR")', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions including, but not limited to, sections such as 'Chairman's statement' and 'Group Chief Executive's review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by the Group, see Risk factors on page 56.


section
01
Operating and financial review

Description of business

Introduction

The Royal Bank of Scotland Group plc is the holding company of one of the world's largest banking and financial services groups, with a market capitalisation of £56 billion at the end of 2005. Headquartered in Edinburgh, the Group operates in the UK, US and internationally through its two principal subsidiaries, the Royal Bank and NatWest. Both the Royal Bank and NatWest are major UK clearing banks whose origins go back over 275 years. In the US, the Group's subsidiary Citizens is ranked the eighth largest commercial banking organisation by deposits. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

The Group had total assets of £776.8 billion and shareholders' equity of £35.4 billion at 31 December 2005. It is strongly capitalised with a total capital ratio of 11.7% and tier 1 capital ratio of 7.6% as at 31 December 2005.

Organisational structure and business overview

The Group's activities are organised in the following business divisions: Corporate Markets (formerly Corporate Banking & Financial Markets), Retail Markets (comprising Retail Banking, Retail Direct and Wealth Management), Ulster Bank, Citizens, RBS Insurance and Manufacturing. A description of each of the divisions is given below.

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Corporate Banking & Financial Markets was renamed Corporate Markets on 1 January 2006 when its activities were reorganised into two businesses, UK Corporate Banking and Global Banking & Markets, in order to enhance our focus on the distinct needs of these two customer segments. These two divisions broadly correspond to the analysis of Corporate Markets by customer grouping presented in this review.

Corporate Markets provides an integrated range of core banking, structured finance and financial markets products and services, including acquisition finance, trade finance, leasing, factoring, treasury services, money markets, foreign exchange, derivatives, bond origination and trading, sovereign debt trading, futures brokerage and interest rate risk management services.

Corporate Markets is the largest provider of banking, finance and risk management services to Mid-Corporate and Commercial customers in the UK. Through its network of relationship managers across the country it provides the full range of Corporate Markets products and services to small, medium and large companies.

Corporate Markets is a leading banking partner to major corporations and financial institutions around the world, specialising in providing a full range of debt financing, risk management and investment services to its Global Banking & Markets customers.

Retail Markets was established in June 2005 to strengthen co-ordination and delivery of our multi-brand retail strategy. Retail Markets comprises Retail Banking, Retail Direct and Wealth Management.

Retail Banking is one of the leading retail banks in the UK. The division comprises both the Royal Bank and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets.

In the personal banking market, Retail Banking offers a comprehensive product range: money transmission, savings, loans, mortgages and insurance. In the small business market, Retail Banking provides a full range of services which include money transmission and cash management, short, medium and long-term financing, deposit products and insurance.

Customer choice and product flexibility are central to the Retail Banking proposition and customers are able to access services through a full range of channels: branches, ATMs, the internet and the telephone.

Retail Direct consists of the Group's non-branch based retail businesses. Retail Direct issues a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses. It also includes Tesco Personal Finance, The One account, First Active UK, Direct Line Financial Services and Lombard Direct, all of which offer products to customers through direct channels principally in the UK. In continental Europe, Retail Direct offers a similar range of products through the RBS and Comfort Card brands.

Wealth Management provides private banking and investment services to its clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. Coutts is one of the world's leading international wealth managers with over 20 offices worldwide, including Switzerland, Dubai, Monaco, Hong Kong and Singapore, as well as its premier position in the UK. Adam & Company is the major private bank in Scotland. The offshore banking businesses – The Royal Bank of Scotland International and NatWest Offshore – deliver retail banking services to local and expatriate customers, principally in the Channel Islands, the Isle of Man and Gibraltar.

Ulster Bank brings together Ulster Bank and First Active to provide a highly effective challenger to the larger competitors in the Irish banking market. Serving personal and small business customers, Ulster Bank Retail Banking provides branch banking, wealth management and direct banking throughout the Republic of Ireland and Northern Ireland. With a continued focus on providing customer choice and value, First Active serves personal and small business customers through its separately branded product offerings and branch network throughout the Republic of Ireland. Both First Active and Ulster Bank retain their own brands, branch networks and distinctive customer propositions and benefits are achieved by selling more mortgage and savings products to Ulster Bank's customers and a broader range of banking products to First Active's customers.

Ulster Bank Corporate Banking & Financial Markets caters for the banking needs of business and corporate customers, including treasury and money market activities, asset finance, ebanking and international services.

Citizens is the second largest commercial banking organisation in New England and the eighth largest commercial banking organisation in the US measured by deposits. Citizens provides retail and corporate banking services under the Citizens brand in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, New York state, Pennsylvania, Rhode Island and Vermont and the Charter One brand in Illinois, Indiana, Michigan and Ohio. Through its branch network Citizens provides a full range of retail and corporate banking services, including personal banking, residential mortgages and cash management. In addition, Citizens engages in a wide variety of commercial lending, consumer lending, commercial and consumer deposit products, merchant credit card services, insurance products, trust services and retail investment services.

RBS Insurance is the second largest general insurer in the UK, by gross earned premiums. Through the Direct Line, Churchill and Privilege brands it sells and underwrites personal insurance over the telephone and the internet in the UK. Through the Direct Line brand, RBS Insurance also sells and underwrites personal insurance in Spain, Italy and Germany. Through UKI Partnerships, our partnership business, we operate insurance schemes on behalf of third parties who in turn sell insurance products to their customers. NIG sells personal and commercial products through a network of intermediaries, while Inter Group acts as an insurance administrator and Devitt Insurance Services operates as a specialist broker administrator.

Manufacturing supports the customer facing businesses in the UK and Ireland and manages the Group's telephony, account management and money transmission operations. It is also responsible for information technology operations and development, global purchasing, property and other services.

Manufacturing drives optimum efficiencies in high volume processing activities, leverages the Group's purchasing power and has become a centre of excellence for managing large scale and complex change programmes such as integration.

Competition
The Group faces intense competition in all the markets it serves. In the UK, the Group's principal competitors are the other UK retail and commercial banks, building societies and the other major international banks represented in London.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers, both captive and non-captive.

In the small business banking market, the Group competes with other UK clearing banks, specialist finance providers and, for smaller businesses, building societies.

In the personal banking segment the Group competes with UK banks and building societies, major retailers, life assurance companies and internet-only players. In the mortgage market the Group competes with UK banks and building societies. NatWest Life and Royal Scottish Assurance compete with Independent Financial Advisors and life assurance companies. The competitive situation in the long-term savings market is dynamic due to the uncertainties created by regulatory change and the continued evolution of institutions, particularly in the mutual sector.

In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks. Competitive activity is across a number of dimensions including introductory and longer term pricing, loyalty and reward schemes, and packaged benefits. Whilst competition remains intense, pricing of introductory interest rate offers has become less aggressive. In addition to physical distribution channels, providers compete through direct marketing activity and the internet.

In Wealth Management, The Royal Bank of Scotland International competes with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks.

RBS Insurance competes in personal lines insurance and to a limited extent in commercial insurance. There is strong competition from a range of insurance companies which now operate telephone and internet direct sales businesses. RBS Insurance also competes with local insurance companies in the direct motor insurance markets in Spain, Italy and Germany.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as UK, Irish and other European institutions seek to expand their businesses.

In the United States, where competition is intense, Citizens competes in the New England, Mid-Atlantic and Mid-West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

In other international markets, principally in continental Europe, the Group faces competition from the leading domestic and international institutions active in the relevant national markets.


section
01
Operating and
financial review

Risk factors
Set out below are certain risk factors which could affect the Group's future results and cause them to be materially different from expected results. The Group's results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The financial performance of the Group is affected by borrower credit quality and general economic conditions, in particular in the UK, US and Europe
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Adverse changes in the credit quality of the Group's borrowers and counterparties or a general deterioration in UK, US, European or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the Group's assets and require an increase in the provision for impairment losses and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect the Group's business
The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group's non-UK subsidiaries, mainly Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group's investment and trading portfolios. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The Group's insurance businesses are subject to inherent risks involving claims
Future claims in the Group's general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside the Group's control. Such changes would affect the profitability of current and future insurance products and services. The Group re-insures some of the risks it has assumed.

Operational risks are inherent in the Group's business
The Group's businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Each of the Group's businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on the results of operations
The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK and US, if changed could materially affect the Group's business, the products and services offered or the value of assets.

Future growth in the Group's earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions
The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group's earnings could grow more slowly or decline.

The risk of litigation is inherent in the Group's operations
In the ordinary course of the Group's business, legal actions, claims against and by the Group and arbitrations arise; the outcome of such legal proceedings could affect the financial performance of the Group.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which in operates
The Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the profitability of the Group. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future.

Financial highlights

for the year ended 31 December	2005 £m	2004 £m	Pro forma 2004 £m
Total income (1)	25,569	23,391	22,515
Profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	8,251	7,849	7,108
Profit before tax	7,936	7,284	6,543
Profit attributable to ordinary shareholders	5,392	4,856	4,620
Cost:income ratio (%) (2)	41.8%	39.8%	41.8%
Basic earnings per share (pence)	169.4	157.4	149.8
Adjusted earnings per share (pence) (3)	175.9	170.2	162.6
Adjusted after-tax return on equity (%) (4)	18.2%	18.9%	18.5%

at 31 December	2005 £m	2004 £m	1 January 2005 £m
Total assets	776,827	588,122	696,510
Loans and advances to customers	417,226	347,251	381,162
Deposits	453,274	383,198	421,072
Shareholders' equity	35,435	33,905	30,022
Risk asset ratio – tier 1 (%)	7.6	7.0	6.7
– total (%)	11.7	11.7	11.6

Notes:

(1) Total income for the year ended 31 December 2005 excludes gains on sale of strategic investments and subsidiaries. In the statutory consolidated income statement on page 145, these items are included in total income.

(2) Cost:income ratio represents operating expenses excluding purchased intangibles amortisation, integration costs and loss on sale of subsidiaries, expressed as a percentage of total income excluding gain on sale of strategic investments and after netting operating lease depreciation against rental income, and excluding acquisitions.

(3) Adjusted earnings per share is based on earnings adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

(4) Adjusted after-tax return on equity is based on profit attributable to ordinary shareholders adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and average equity shareholders' funds.

Basis of preparation of pro forma results

In preparing its annual results, the Group has taken advantage of the option in IFRS 1 'First-time Adoption of International Financial Reporting Standards' to implement IAS 39 'Financial Instruments: Recognition and Measurement' ("IAS 39"), IAS 32 'Financial Instruments: Disclosure and Presentation' ("IAS 32") and IFRS 4 'Insurance Contracts' ("IFRS 4") from 1 January 2005 without restating its 2004 income statement and balance sheet. However, given the importance of these standards, the Group has provided detailed pro forma information for the year ended 31 December 2004 reflecting the estimated effect of these standards to facilitate inter-period comparison. This pro forma information has been prepared on the following basis:

(i) The requirements of IAS 32, IAS 39 and IFRS 4 have been applied from 1 January 2004 except for the requirements relating to hedge accounting; no hedge ineffectiveness has been recognised in profit or loss.

(ii) Impairment provisions reflect the information and estimates on which previous GAAP provisions were established.

(iii) Classification of financial assets into held-to-maturity, held-for-trading, available-for-sale, loans and receivables or designated as at fair value through profit or loss at 1 January 2004 is consistent with the approach adopted on 1 January 2005 on implementation of IAS 39.

Summary consolidated income statement for the year ended 31 December 2005

The income statement set out below shows purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries separately. In the statutory consolidated income statement on page 145, these items are included in non-interest income and operating expenses as appropriate.

	2005 £m	2004 £m	Pro forma 2004 £m
Net interest income	9,918	9,071	9,003
Fees and commissions receivable	6,750	6,473	6,071
Fees and commissions payable	(1,841)	(1,926)	(1,920)
Other non-interest income	4,963	4,126	3,838
Insurance premium income	6,076	6,146	6,032
Reinsurers' share	(297)	(499)	(509)
Non-interest income	15,651	14,320	13,512
Total income	25,569	23,391	22,515
Operating expenses	11,298	9,797	9,871
Profit before other operating charges	14,271	13,594	12,644
Insurance claims	4,413	4,565	4,245
Reinsurers' share	(100)	(305)	(299)
Operating profit before impairment losses	9,958	9,334	8,698
Impairment losses	1,707	1,485	1,590
Profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	8,251	7,849	7,108
Amortisation of purchased intangible assets	97	45	45
Integration costs	458	520	520
Net gain on sale of strategic investments and subsidiaries	240	—	—
Profit before tax	7,936	7,284	6,543
Tax on profit	2,378	1,995	1,856
Profit for the year	5,558	5,289	4,687
Minority interests	57	177	51
Preference dividends	109	256	16
Profit attributable to ordinary shareholders	5,392	4,856	4,620
Basic earnings per ordinary share	169.4p	157.4p	149.8p
Intangibles amortisation	2.0p	1.2p	1.2p
Integration costs	9.9p	11.6p	11.6p
Net gain on sale of strategic investments and subsidiaries	(5.4p)	—	—
Adjusted earnings per ordinary share	175.9p	170.2p	162.6p

2005 compared with 2004

Profit

The implementation of IAS 32, IAS 39 and IFRS 4 affected the timing of recognition of income and costs, classification of debt and equity, impairment provisions and accounting for insurance contracts in 2005. The effect of implementing the requirements of these standards in 2004 would have been to reduce profit before tax by £741 million for the year ended 31 December 2004.

Profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 5% or £402 million, from £7,849 million to £8,251 million. Profit before tax was up 9%, from £7,284 million to £7,936 million.

Total income

Total income, excluding the gain on sale of strategic investment, was up 9% or £2,178 million to £25,569 million. This reflected growth in all divisions particularly Corporate Markets, Citizens and Ulster Bank. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 in 2004 would have been to reduce total income by £876 million for the year ended 31 December 2004.

Net interest income increased by 9% to £9,918 million. Average loans and advances to customers and average customer deposits grew by 24% and 17% respectively. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 in 2004 would have been to reduce net interest income by £68 million for the year ended 31 December 2004. Interest income is recognised on a constant yield basis under IFRS; under UK GAAP interest was recognised on an accrual basis.

Non-interest income increased by 9% to £15,651 million with good growth in banking fee income, financial markets income and insurance premium income. Non-interest income represents 61% of total income. The effect of implementing the requirements of IAS 39 and IFRS 4 in 2004 would have been to reduce non-interest income by £808 million for the year ended 31 December 2004.

Operating expenses

Operating expenses, excluding intangibles amortisation, integration costs and loss on sale of subsidiaries, rose by 15% to £11,298 million. The effect of implementing the requirements of IAS 39 and IFRS 4 in 2004 would have been to increase operating expenses by £74 million for the year ended 31 December 2004.

Integration

Integration costs were £458 million compared with £520 million in 2004. Included in both periods are software amortisation under IFRS relating to the acquisition of NatWest. The balance principally relates to the integration of Churchill, First Active and Citizens' acquisitions, including Charter One which was acquired in August 2004.

Cost:income ratio

The Group's cost:income ratio in 2005 excluding acquisitions was 41.8%, reflecting the impact on income in 2005 of IAS 32, IAS 39 and IFRS 4.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance which under IFRS, include maturities and surrenders, increased by 1% to £4,313 million. The increase reflects volume growth and maturities of our guaranteed capital bonds. The effect of implementing the requirements of IFRS 4 in 2004 would have been to reduce net claims by £314 million for the year ended 31 December 2004.

Impairment losses

Impairment losses were £1,707 million compared with £1,485 million in 2004. Overall credit quality remained strong in 2005, with improvements in Corporate Markets partly offsetting higher impairment losses in Retail Markets. The effect of implementing the requirements of IAS 39 in 2004 would have been to increase loan impairment losses by £105 million for the year ended 31 December 2004.

Earnings

Basic earnings per ordinary share increased by 8% from 157.4p to 169.4p. Earnings per ordinary share, adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, increased by 3%, from 170.2p to 175.9p. The effect of implementing the requirements of IAS 32, IAS 39 and IFRS 4 in 2004 reduced both basic and adjusted earnings per share by 7.6p, 5%.

A final dividend of 53.1p per ordinary share, up 29% is recommended, giving a total dividend for the year of 72.5p, an increase of 25%. If approved, the final dividend will be paid on 9 June 2006 to shareholders registered on 10 March 2006. The total dividend is covered 2.4 times by earnings before purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

Balance sheet

Total assets of £776.8 billion at 31 December 2005 were up £188.7 billion, 32%, compared with 31 December 2004, with £108.4 billion of this increase arising from the implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005, and the balance reflecting business growth.

Loans and advances to customers were up £70.0 billion, 20%, at £417.2 billion of which £33.9 billion resulted from the implementation of IAS 32 and IAS 39, mainly as a result of the grossing up of previously netted customer balances. Excluding this and a decrease in reverse repos, down 24%, £15.7 billion to £48.9 billion, customer lending was up £51.8 billion, 16%, reflecting organic growth across all divisions.

Customer accounts were up £59.5 billion, 21% at £342.9 billion with £31.7 billion arising from the implementation of IAS 32 and IAS 39, largely reflecting the grossing up of previously netted deposits. Excluding this and repos, which decreased £5.7 billion, 11% to £48.8 billion, deposits rose by £33.5 billion, 13%, to £294.1 billion with good growth in all divisions.

Capital ratios at 31 December 2005 were 7.6% (Tier 1) and 11.7% (Total).


section
01
Operating and
financial review

2005 compared with pro forma 2004

Profit

Profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 16% or £1,143 million, from £7,108 million to £8,251 million.

Profit before tax was up 21%, from £6,543 million to £7,936 million, reflecting strong organic income growth in all divisions and a full year's contribution from acquisitions made during 2004.

Total income

The Group achieved strong growth in income during 2005. Total income was up 14% or £3,054 million to £25,569 million. Excluding acquisitions and at constant exchange rates, total income was up by 10%, £2,219 million.

Net interest income increased by 10% to £9,918 million and represents 39% of total income (2004 – 40%). Average loans and advances to customers and average customer deposits grew by 23% and 17% respectively, or 17% and 12% respectively excluding acquisitions.

Net interest margin

The Group's net interest margin at 2.55% was down from 2.81% in 2004, due mainly to growth in corporate and mortgage lending and a flattening of the US dollar yield curve.

Non-interest income increased by 16% to £15,651 million and represents 61% of total income (2004 – 60%).

Operating expenses

Operating expenses, excluding intangibles amortisation and integration costs, rose by 14% to £11,298 million. Excluding acquisitions and at constant exchange rates, operating expenses were up by 10%, £962 million.

Cost:income ratio

The Group's cost:income ratio was 42.4% compared with 42.0% in 2004. Excluding acquisitions and at constant exchange rates, the cost:income ratio was unchanged at 41.8%.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, which under IFRS include maturities and surrenders, increased by 9% to £4,313 million reflecting volume growth and maturities of our guaranteed capital bonds.

Impairment losses

Impairment losses were £1,707 million compared with £1,590 million in 2004, an increase of 7%, or 5% excluding acquisitions.

Risk elements in lending and potential problem loans represented 1.60% of gross loans and advances to customers excluding reverse repos at 31 December 2005 (1 January 2005 – 1.84%).

Provision coverage of risk elements in lending and potential problem loans was 65% compared with 70% at 1 January 2005. This reflects amounts written-off and the changing mix from unsecured to secured exposures.

Integration

Integration costs were £458 million compared with £520 million in 2004. Included are software costs relating to the integration of NatWest which were written-off as incurred under UK GAAP but on transition to IFRS were capitalised and amortised. All such software is now fully amortised. The balance principally relates to the integration of Churchill, First Active and Citizens' acquisitions, including Charter One which was acquired in August 2004.

Earnings and dividends

Basic earnings per ordinary share increased by 13%, from 149.8p to 169.4p. Earnings per ordinary share adjusted for intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 8%, from 162.6p to 175.9p.

Balance sheet

Total assets were £776.8 billion at 31 December 2005, 12% higher than total assets of £696.5 billion at 1 January 2005.

Lending to customers, excluding repurchase agreements and stock borrowing ("reverse repos"), increased in 2005 by 16% or £51.8 billion to £368.3 billion. Customer deposits, excluding repurchase agreements and stock lending ("repos"), grew by 13% or £33.5 billion to £294.1 billion over the same period.

Capital ratios at 31 December 2005 were 7.6% (Tier 1) and 11.7% (Total).

Profitability

The adjusted after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders before intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and average ordinary equity, was 18.2%.

Analysis of results

Net interest income

	2005 £m	2004 £m	Pro forma 2004 £m
Interest receivable (1,2)	21,505	16,666	17,082
Interest payable (1,2)	(11,720)	(7,548)	(8,082)
Net interest income (1,2)	9,785	9,118	9,000

	%	%	%
Gross yield on interest-earning assets of the banking business	5.60	5.26	5.34
Cost of interest-bearing liabilities of the banking business	(3.35)	(2.70)	(2.80)
Interest spread of the banking business	2.25	2.56	2.54
Benefit from interest-free funds	0.30	0.32	0.27
Net interest margin of the banking business	2.55	2.88	2.81

Yields, spreads and margins of the banking business	%	%	%
Gross yield (3)			
Group	5.60	5.26	5.34
UK	6.07	5.65	5.79
Overseas	4.76	4.38	4.34
Interest spread (4)			
Group	2.25	2.56	2.54
UK	2.48	2.64	2.65
Overseas	1.89	2.48	2.40
Net interest margin (5)			
Group	2.55	2.88	2.81
UK	2.66	2.90	2.86
Overseas	2.35	2.83	2.71
The Royal Bank of Scotland plc base rate (average)	4.65	4.38	4.38
London inter-bank three month offered rates (average):			
Sterling	4.76	4.64	4.64
Eurodollar	3.56	1.62	1.62
Euro	2.18	2.11	2.11

Notes:

(1) Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest income has been adjusted by £59 million (2004 – £47 million).

(2) Interest income has been adjusted by £115 million (2004 – £49 million) and interest expense by £307 million (2004 – £99 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(3) Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(4) Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(5) Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

2005 compared with 2004

Group – The net interest margin at 2.55% was down 33 basis points from 2.88% in 2004. The effect of implementing IAS 32 and IAS 39 in 2004 would have been to decrease the 2004 margin by 7 basis points.

UK – The UK net interest margin, down 24 basis points at 2.66%, would have declined 20 basis points if IAS 32 and IAS 39 had been implemented in 2004.

Overseas – The Overseas net interest margin was down 48 basis points from 2.83% to 2.35% of which 12 basis points would have been attributable to the effect of implementing IAS 32 and IAS 39 in 2004.

2005 compared with pro forma 2004

The net interest margin at 2.55% was down 26 basis points from 2.81% in 2004. Product mix changes accounted for 17 basis points of the decline, driven by organic growth in lower margin mortgage lending and large corporate loans, and in rental assets as well as a change in deposit mix. The flattening of the US dollar yield curve accounted for 6 basis points of the reduction:the remainder was due to price re-positioning of some of our products.

UK – The UK net interest margin declined 20 basis points to 2.66%. This arose primarily from organic growth in lower margin mortgage lending and large corporate loans, price re-positioning, changes in deposit mix and higher levels of rental assets.

Overseas – The Overseas net interest margin declined 36 basis points from 2.71% to 2.35% mainly reflecting flattening of the US dollar yield curve and growth in lower margin mortgage lending.

Average balance sheet and related interest

	2005			2004		
	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets						
Treasury bills and other eligible bills – UK	3,160	138	4.37	835	34	4.07
– Overseas	63	2	3.17	62	1	1.61
Loans and advances to banks – UK	15,338	649	4.23	13,556	529	3.90
– Overseas	9,465	308	3.25	9,189	264	2.87
Loans and advances to customers – UK	212,991	13,510	6.34	186,117	11,150	5.99
– Overseas	104,594	5,207	4.98	69,118	3,201	4.63
Debt securities – UK	15,553	697	4.48	19,734	726	3.68
– Overseas	22,526	994	4.41	18,132	761	4.20
***Total interest-earning assets** – banking business (2, 3)*	383,690	21,505	5.60	316,743	16,666	5.26
– trading business (4)	172,990			133,353		
Total interest-earning assets	556,680			450,096		
Non-interest-earning assets (2, 3)	180,368			72,711		
Total assets	737,048			522,807		
Percentage of assets applicable to overseas operations	35.3%			32.9%		
Liabilities and shareholders' equity						
Deposits by banks – UK	34,742	1,192	3.43	35,059	1,060	3.02
– Overseas	27,383	891	3.25	16,425	398	2.42
Customer accounts: demand deposits – UK	73,653	2,056	2.79	67,519	1,568	2.32
– Overseas	13,858	299	2.16	11,580	147	1.27
Customer accounts: savings deposits – UK	26,727	778	2.91	23,149	625	2.70
– Overseas	21,700	381	1.76	18,349	252	1.37
Customer accounts: other time deposits – UK	60,454	2,328	3.85	51,440	1,699	3.30
– Overseas	32,024	979	3.06	20,725	479	2.31
Debt securities in issue – UK	52,672	2,071	3.93	41,058	1,351	3.29
– Overseas	19,621	633	3.23	12,320	229	1.86
Subordinated liabilities – UK	23,948	1,122	4.69	17,959	665	3.70
– Overseas	2,642	154	5.83	235	15	6.38
Internal funding of trading business – UK	(37,628)	(1,125)	2.99	(35,317)	(920)	2.60
– Overseas	(2,186)	(39)	1.78	(758)	(20)	2.64
Total interest-bearing liabilities – banking business (2, 3)	349,610	11,720	3.35	279,743	7,548	2.70
– trading business (4)	172,744			131,743		
Total interest-bearing liabilities	522,354			411,486		
Non-interest-bearing liabilities						
Demand deposits – UK	17,484			17,157		
– Overseas	11,181			9,101		
Other liabilities (3, 4)	153,081			53,978		
Shareholders' equity	32,948			31,085		
Total liabilities and shareholders' equity	737,048			522,807		
Percentage of liabilities applicable to overseas operations	33.5%			30.5%		

Notes:

(1) The analysis into UK and Overseas has been compiled on the basis of location of office.

(2) Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest income has been adjusted by £59 million (2004 – £47 million).

(3) Interest income has been adjusted by £115 million (2004 – £49 million) and interest expense by £307 million (2004 – £99 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activites.

	Pro forma 2004		
	Average balance £m	Interest £m	Rate %
Assets			
Treasury bills and other eligible bills – UK	832	34	4.09
– Overseas	62	1	1.61
Loans and advances to banks – UK	13,589	551	4.05
– Overseas	9,190	264	2.87
Loans and advances to customers – UK	188,141	11,493	6.11
– Overseas	70,947	3,243	4.57
Debt securities – UK	18,907	735	3.89
– Overseas	18,063	761	4.21
Total interest-earning assets – banking business (2, 3)	319,731	17,082	5.34
– trading business (4)	148,545		
Total interest-earning assets	468,276		
Non-interest-earning assets (2, 3)	155,493		
Total assets	623,769		
Percentage of assets applicable to overseas operations	28.7%		
Liabilities and shareholders' equity			
Deposits by banks – UK	35,033	1,060	3.03
– Overseas	16,806	421	2.51
Customer accounts: demand deposits – UK	68,859	1,633	2.37
– Overseas	11,580	147	1.27
Customer accounts: savings deposits – UK	23,158	632	2.73
– Overseas	18,349	252	1.37
Customer accounts: other time deposits – UK	51,436	1,699	3.30
– Overseas	20,725	479	2.31
Debt securities in issue – UK	40,929	1,405	3.43
– Overseas	13,787	229	1.66
Subordinated liabilities – UK	21,812	963	4.42
– Overseas	2,311	102	4.41
Internal funding of trading business – UK	(35,317)	(920)	2.60
– Overseas	(758)	(20)	2.64
Total interest-bearing liabilities – banking business (2, 3)	288,710	8,082	2.80
– trading business (4)	146,771		
Total interest-bearing liabilities	435,481		
Non-interest-bearing liabilities			
Demand deposits – UK	17,263		
– Overseas	9,096		
Other liabilities (3, 4)	134,523		
Shareholders' equity	27,406		
Total liabilities and shareholders' equity	623,769		
Percentage of liabilities applicable to overseas operations	26.7%		

Notes:

(1) The analysis into UK and Overseas has been compiled on the basis of location of office.

(2) Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest income has been adjusted by £59 million (2004 – £47 million).

(3) Interest income has been adjusted by £115 million (2004 – £49 million) and interest expense by £307 million (2004 – £99 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activites.

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2005 over 2004			2005 over pro forma 2004		
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:		
	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m
Interest-earning assets						
Treasury bills and other eligible bills						
UK	101	3	104	102	2	104
Overseas	—	1	1	—	1	1
Loans and advances to banks						
UK	73	47	120	73	25	98
Overseas	8	36	44	8	36	44
Loans and advances to customers						
UK	1,680	680	2,360	1,570	447	2,017
Overseas	1,748	258	2,006	1,652	312	1,964
Debt securities						
UK	(170)	141	(29)	(141)	103	(38)
Overseas	193	40	233	195	38	233
Total interest receivable of the banking business						
UK	1,684	871	2,555	1,604	577	2,181
Overseas	1,949	335	2,284	1,855	387	2,242
	3,633	1,206	4,839	3,459	964	4,423
Interest-bearing liabilities						
Deposits by banks						
UK	10	(142)	(132)	9	(141)	(132)
Overseas	(326)	(167)	(493)	(320)	(150)	(470)
Customer accounts: demand deposits						
UK	(151)	(337)	(488)	(119)	(304)	(423)
Overseas	(33)	(119)	(152)	(33)	(119)	(152)
Customer accounts: savings deposits						
UK	(102)	(51)	(153)	(102)	(44)	(146)
Overseas	(50)	(79)	(129)	(50)	(79)	(129)
Customer accounts: other time deposits						
UK	(322)	(307)	(629)	(322)	(307)	(629)
Overseas	(313)	(187)	(500)	(313)	(187)	(500)
Debt securities in issue						
UK	(427)	(293)	(720)	(442)	(224)	(666)
Overseas	(180)	(224)	(404)	(125)	(279)	(404)
Subordinated liabilities						
UK	(254)	(203)	(457)	(98)	(61)	(159)
Overseas	(140)	1	(139)	(16)	(36)	(52)
Internal funding of trading business						
UK	62	143	205	62	143	205
Overseas	27	(8)	19	27	(8)	19
Total interest payable of the banking business						
UK	(1,184)	(1,190)	(2,374)	(1,012)	(938)	(1,950)
Overseas	(1,015)	(783)	(1,798)	(830)	(858)	(1,688)
	(2,199)	(1,973)	(4,172)	(1,842)	(1,796)	(3,638)
Movement in net interest income						
UK	500	(319)	181	592	(361)	231
Overseas	934	(448)	486	1,025	(471)	554
	1,434	(767)	667	1,617	(832)	785

Non-interest income

	2005 £m	2004 £m	Pro forma 2004 £m
Fees and commissions receivable	6,750	6,473	6,071
Fees and commissions payable	(1,841)	(1,926)	(1,920)
Income from trading activities	2,343	1,988	1,956
Other operating income	2,620	2,138	1,882
	9,872	8,673	7,989
Insurance premium income	6,076	6,146	6,032
Reinsurers' share	(297)	(499)	(509)
	5,779	5,647	5,523
	15,651	14,320	13,512

2005 compared with 2004

Non-interest income increased by £1,331 million, 9% to £15,651 million reflecting strong performances in Corporate Markets and Citizens, and good growth in banking fee income, financial markets income and insurance premium income. The effect of implementing the requirements of IAS 39 and IFRS 4 in 2004 would have been to reduce non-interest income by £808 million for the year ended 31 December 2004.

2005 compared with pro forma 2004

Non-interest income increased by £2,139 million, 16% to £15,651 million and represents 61% of total income (2004 – 60%). Excluding general insurance premium income, non-interest income rose by 24% or £1,883 million to £9,872 million reflecting strong performances in Corporate Markets, up 23% or £1,097 million and Citizens, up 73% or £483 million.

Within non-interest income, fees and commissions receivable increased by 11% or £679 million, to £6,750 million, while fees and commissions payable decreased by £79 million to £1,841 million.

Income from trading activities, which primarily arises from providing customers with debt and risk management products in interest rate, currency and credit, was up £387 million, 20%. The increase on 2004 reflected increased customer volumes.

Other operating income increased by 39%, £738 million to £2,620 million. This was principally due to higher income from rental assets, increased bancassurance income and realised investment securities gains.

General insurance premium income, after reinsurance, rose by 5%, or £256 million to £5,779 million reflecting volume growth in motor and home insurance products.


section
01
Operating and financial review

Operating expenses (excluding purchased intangibles amortisation and integration costs)

	2005 £m	2004 £m	Pro forma 2004 £m
Administrative expenses:			
Staff costs	5,844	5,105	5,131
Premises and equipment	1,274	1,142	1,143
Other administrative expenses	2,592	2,174	2,221
Total administrative expenses	9,710	8,421	8,495
Depreciation and amortisation	1,588	1,376	1,376
	11,298	9,797	9,871

2005 compared with 2004
Operating expenses, excluding purchased intangibles amortisation and integration costs, rose by 15% to £11,298 million. The effect of implementing the requirements of IAS 39 and IFRS 4 in 2004 would have been to increase operating expenses by £74 million for the year ended 31 December 2004.

2005 compared with pro forma 2004
Operating expenses, excluding purchased intangibles amortisation and integration costs, rose by 14% to £11,298 million to support the strong growth in business volumes. Excluding acquisitions and at constant exchange rates, operating expenses were up by 10%, £962 million.

Staff costs were up £713 million, 14% to £5,844 million reflecting business growth. The number of staff increased by 400 to 137,000.

Premises and equipment expenses increased by £131 million, 11% to £1,274 million reflecting our programme of investment both in the branch networks and in our major operational centres.

Other administrative expenses, up 17%, £371 million reflected business volume growth and ongoing expenditure on regulatory projects.

The Group's ratio of operating expenses (excluding purchased intangibles amortisation and integration costs and after netting operating lease depreciation against rental income) to total income was 42.4% compared with 42.0% in 2004. Excluding acquisitions and at constant exchange rates, the ratio was unchanged at 41.8%.

Integration costs

	2005 £m	2004 £m	Pro forma 2004 £m
Staff costs	148	83	83
Premises and equipment	39	35	35
Other administrative expenses	131	149	149
Depreciation and amortisation	140	253	253
	458	520	520

Integration costs were £458 million compared with £520 million in 2004 comprising amortisation of internally developed software and other expenditure. Software costs were previously written off as incurred under UK GAAP but under IFRS are now amortised over 3-5 years. All software relating to the NatWest integration was fully amortised by the end of 2005. The balance of integration costs principally relates to the integration of Churchill, First Active and Citizens' acquisitions, including Charter One which was acquired in August 2004.

Accruals in relation to integration costs are set out below.

	At 31 December 2004 £m	Currency translation adjustments £m	Charge to income statement £m	Utilised during the year £m	At 31 December 2005 £m
Staff costs – redundancy	11	1	23	(18)	17
Staff costs – other	29	1	125	(140)	15
Premises and equipment	13	2	39	(40)	14
Other	44	2	271	(291)	26
	97	6	458	(489)	72


section
01
Operating and financial review

Impairment losses

	2005 £m	2004 £m	Pro forma 2004 £m
New impairment losses	1,879	1,629	1,734
less: recoveries of amounts previously written-off	(172)	(144)	(144)
Charge to income statement	1,707	1,485	1,590
Comprising:			
Loan impairment losses	1,703	1,402	1,507
Other impairment losses	4	83	83
Charge to income statement	1,707	1,485	1,590

2005 compared with 2004

Impairment losses were £1,707 million compared with £1,485 million in 2004 with higher provisions in Retail Markets partly offset by improvements in Corporate Markets. The effect of implementing the requirements of IAS 39 in 2004 would have been to increase loan impairment losses by £105 million for the year ended 31 December 2004.

2005 compared with pro forma 2004

New impairment losses were up 8%, £145 million to £1,879 million. Recoveries of amounts previously written off were up £28 million, 19% to £172 million. Consequently the net charge to the income statement was up £117 million, 7% to £1,707 million. Improvements in Corporate Markets partly offset higher impairment losses in Retail Markets.

Loan impairment losses were up from £1,507 million in 2004 to £1,703 million. Other impairment losses were £4 million compared with £83 million in 2004.

Total balance sheet provisions for impairment amounted to £3,887 million compared with £4,145 million at 1 January 2005. Total provision coverage (the ratio of total balance sheet provisions for impairment to total risk elements in lending) decreased from 70% to 65%.

The ratio of total balance sheet provisions for impairment to total risk elements in lending and potential problem loans decreased to 65% compared with 70% at 1 January 2005. This reflects amounts written-off and the changing mix from unsecured to secured exposure.

Taxation

	2005 £m	2004 £m	Pro forma 2004 £m
Tax	2,378	1,995	1,856

	%	%	%
UK corporation tax rate	30.0	30.0	30.0
Effective tax rate	30.0	27.4	28.4

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax as follows:

	2005 £m	2004 £m	Pro forma 2004 £m
Expected tax charge	2,381	2,185	1,963
Interest on subordinated debt not allowable for tax	79	—	63
Non-deductible items	230	110	110
Non-taxable items	(166)	(128)	(128)
Taxable foreign exchange movements	(10)	(10)	(10)
Foreign profits taxed at other rates	77	49	49
Unutilised losses – brought forward and carried forward	(5)	6	6
Adjustments in respect of prior periods	(208)	(217)	(217)
Actual tax charge	2,378	1,995	1,856

Divisional performance

The contribution of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries and, where appropriate, Manufacturing costs is detailed below.

	2005 £m	Pro forma 2004 £m
Corporate Markets	5,224	4,196
Retail Markets		
Retail Banking	3,009	2,992
Retail Direct	790	748
Wealth Management	408	324
Total Retail Markets	4,207	4,064
Ulster Bank	530	460
Citizens	1,575	1,069
RBS Insurance	926	881
Manufacturing	(2,743)	(2,552)
Central items	(1,468)	(1,010)
Profit before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries	8,251	7,108

The performance of each of the divisions is reviewed on pages 70 to 81.


section
01
Operating and financial review

Corporate Markets

	2005 £m	Pro forma 2004 £m
Net interest income	2,960	2,764
Non-interest income	5,855	4,758
Total income	8,815	7,522
Direct expenses		
– staff costs	2,000	1,705
– other	523	459
– operating lease depreciation	733	680
	3,256	2,844
Contribution before impairment losses	5,559	4,678
Impairment losses	335	482
Contribution	5,224	4,196

	31 December 2005 £bn	1 January 2005 £bn
Total assets*	409.2	359.4
Loans and advances to customers – gross*		
– banking book	158.7	136.9
– trading book	11.8	10.1
Rental assets	13.2	11.5
Customer deposits*	111.1	100.8
Weighted risk assets	202.6	178.4

* excluding repos and reverse repos

Corporate Markets achieved excellent results in 2005, with total income up 17% to £8,815 million and contribution up 24% to £5,224 million, reflecting very good performances across our businesses. We maintained a stable cost:income ratio and the credit environment in all geographies remained benign.

RBS remains the number 1 corporate bank in the UK and we have significantly expanded our franchise in Europe and North America, where we are also focussing on the opportunities for increased co-operation between Corporate Markets and Citizens. In Asia, our profile has benefited from the announcement of the Group's strategic partnership with Bank of China.

Our businesses continue to deliver good returns. Weighted risk assets rose by 14% over the course of the year to £202.6 billion, with much slower growth in the second half following the above-trend spike in spot levels at mid-year. The ratio of income, after deducting operating lease depreciation, to average weighted risk assets for 2005 was broadly stable at 4.1%, while the ratio of contribution to average weighted risk assets improved slightly.

Corporate Markets – Mid-Corporate and Commercial

	2005 £m	Pro forma 2004 £m
Net interest income	1,760	1,607
Non-interest income	1,257	1,171
Total income	3,017	2,778
Direct expenses		
– staff costs	529	489
– other	132	123
– operating lease depreciation	335	322
	996	934
Contribution before impairment losses	2,021	1,844
Impairment losses	218	277
Contribution	1,803	1,567

	31 December 2005 £bn	1 January 2005 £bn
Total assets*	70.4	61.6
Loans and advances to customers – gross*	67.9	59.4
Customer deposits*	60.0	51.8
Weighted risk assets	74.2	65.6

* excluding repos and reverse repos

Corporate Markets generated good results in the Mid-Corporate & Commercial customer segment in 2005, building on the strength of its UK franchise. We maintained our market-leading positions in corporate and commercial banking, asset finance and invoice finance. Total income rose by 9% to £3,017 million, whilst contribution rose by 15% to £1,803 million.

Net interest income increased 10% to £1,760 million as a result of strong growth in average lending, up £7.7 billion, or 16% and in average customer deposits, up £5.1 billion, or 12%. Average interest-bearing deposits grew particularly strongly.

Non-interest income rose by 7% to £1,257 million, reflecting our success in cross-selling our full range of products and services to customers. Our business has benefited from the co-location of our Lombard and Invoice Finance managers with our corporate and commercial banking operations.

Expense growth, excluding operating lease depreciation, was 8% which included a further investment in customer-facing staff.

Impairment losses were 21% lower than in 2004 at £218 million, reflecting a further improvement in our strong credit metrics.


section
01
Operating and financial review

Corporate Markets – Global Banking & Markets

	2005 £m	Pro forma 2004 £m
Net interest income excluding funding cost of rental assets	1,652	1,527
Funding cost of rental assets	(452)	(370)
Net interest income	1,200	1,157
Fees and commissions receivable	1,060	871
Fees and commissions payable	(252)	(219)
Income from trading activities	1,964	1,681
Income on rental assets	1,074	924
Other operating income	752	330
Non-interest income	4,598	3,587
Total income	5,798	4,744
Direct expenses		
– staff costs	1,471	1,216
– other	391	336
– operating lease depreciation	398	358
	2,260	1,910
Contribution before impairment losses	3,538	2,834
Impairment losses	117	205
Contribution	3,421	2,629

	31 December 2005 £bn	1 January 2005 £bn
Total assets*	338.8	297.8
Loans and advances to customers – gross*		
– banking book	90.8	77.5
– trading book	11.8	10.1
Rental assets	11.9	10.3
Customer deposits*	51.1	49.0
Weighted risk assets	128.4	112.8

* excluding repos and reverse repos

An excellent performance from our Global Banking & Markets customer segment in 2005 shows the fruits of the global platform we have built over the last five years, with good growth in all major geographies and across-the-board success in income generation from our core banking, structured finance and financial markets activities.

Total income, after deducting operating lease depreciation, rose by 23% to £5,400 million, with contribution up 30% to £3,421 million, benefiting from cost discipline and continuing benign credit conditions. Underlying income per full time equivalent employee has grown from £646,000 in 2004 to £718,000 in 2005.

Debt underwriting volumes remained strong throughout the course of the year, reflecting our involvement in many of the largest financings in the UK and Europe for both large corporates and private equity sponsors. We were the fourth most active bank worldwide in arranging and underwriting bank lending in 2005. A strong distribution performance brought weighted risk assets to £128.4 billion at year-end, up 14% over the year and back to a more consistent trend level than the amount at mid-year.

Non-interest income grew by 28% to £4,598 million. After deducting operating lease depreciation and rental asset funding costs, non-interest income now accounts for 69% of Global Banking & Markets revenues.

We recorded good growth in fees earned from customer services in risk management, financial structuring and debt-raising. A strong performance from RBS Greenwich Capital, which has been brought together with other Corporate Markets activities in North America, contributed to steady growth in income from trading activities. Customer volumes were higher across all products and particularly good in our credit markets businesses. Average trading Value at Risk was held steady at a very conservative level, £12 million.

Our continuing success in aircraft, train, ship and hotel leasing delivered good growth in net income from rental assets. Other operating income grew strongly, with our structured finance investment portfolio producing good realised gains, notably in the second half of the year.

Growth in expenses, excluding operating lease depreciation, was 20%, reflecting variable performance-related costs.

Retail Markets

Retail Markets was established in June 2005 to strengthen co-ordination and delivery of our multi-brand retail strategy across our product range, and comprises Retail Banking, Retail Direct and Wealth Management. The performance of each of these divisions is discussed on pages 74 to 76.

	2005 £m	Pro forma 2004 £m
Net interest income	4,499	4,362
Non-interest income	3,714	3,322
Total income	8,213	7,684
Direct expenses		
– staff costs	1,514	1,450
– other	821	856
	2,335	2,306
Insurance net claims	486	398
Contribution before impairment losses	5,392	4,980
Impairment losses	1,185	916
Contribution	4,207	4,064

	2005 £bn	1 January 2005 £bn
Total banking assets	114.4	104.9
Loans and advances to customers		
– mortgages	64.6	56.9
– personal	21.5	20.2
– cards	9.6	9.4
– business	16.7	15.9
Customer deposits	105.9	97.0
Investment management assets – excluding deposits	31.4	26.6
Weighted risk assets	80.6	76.5

Total income increased by 7% to £8,213 million and contribution by 4% to £4,207 million, with good discipline on costs helping to offset increased impairment losses on unsecured lending.

At the end of 2004 we referred to the changes being seen in the retail markets with the consumer transitioning from an environment which had seen several years of very fast growth in consumer lending to an increased emphasis on savings and investment.

As a consequence, we planned to refocus our strategy to grow our sales of deposit and bancassurance products faster than the market, to exploit our potential for building profitable market share in the mortgage market and to concentrate more on the development of our branch franchise, building on our strong service proposition. During 2005 this transition has gathered momentum and we have achieved good progress in our strategies.

Branch deposit balances outgrew the market and our bancassurance sales accelerated strongly, with annual premium equivalent sales 25% higher than in 2004. Our share of net mortgage lending, assisted by the launch of the First Active brand, reached 8% in 2005. Our credit card business, meanwhile, made excellent headway in marketing through branch channels; we gained 60% more credit card customers in our core NatWest and RBS brands in the second half than in the same period of 2004.


section
01
Operating and financial review

Retail Banking

	2005 £m	Pro forma 2004 £m
Net interest income	3,175	3,173
Non-interest income	2,258	1,999
Total income	5,433	5,172
Direct expenses		
– staff costs	1,026	963
– other	311	329
	1,337	1,292
Insurance net claims	486	398
Contribution before impairment losses	3,610	3,482
Impairment losses	601	490
Contribution	3,009	2,992

	31 December 2005 £bn	1 January 2005 £bn
Total banking assets	77.1	72.8
Loans and advances to customers – gross		
– mortgages	47.3	44.1
– personal	13.7	13.2
– business	16.3	15.3
Customer deposits	77.7	71.9
Weighted risk assets	54.0	51.1

Retail Banking produced a stronger performance in the second half, when it achieved year-on-year income growth of 7%, compared with 3% in the first half. Total income for 2005 rose by 5% to £5,433 million and contribution by 1% to £3,009 million. Contribution before impairment losses increased by 4% to £3,610 million.

Overall customer numbers have increased since December 2004 with personal customers up 274,000 (2%) and registered internet customers up 30%. During 2005 we continued to demonstrate our commitment to customer service, with significant progress in terms of the proportion of our customers who are "extremely" satisfied and we are making pleasing progress in the current account switcher market. Among the high street banks, Royal Bank of Scotland ranks first for customer satisfaction with NatWest now in joint second place. NatWest remains the number one bank for students. In 2005, 44% of first year students in England and Wales chose to open new accounts with us compared with 42% in 2004.

Against the backdrop of a slower rate of growth in consumer borrowing, we have delivered robust growth in average loans and advances, which increased by 11%. Average mortgage lending grew by 12% to £46.1 billion, with particularly good growth in higher margin products such as the offset mortgage. Average unsecured personal lending, where we took further steps to enhance our focus on high quality new business, was up 10% to £13.3 billion. Average customer deposits grew by 6% to £70.9 billion, with particularly good inflows into savings products.

Net interest income was stronger in the second half, recovering from a dip in the first half to reach £3,175 million for the full year. Net interest margin was lower in 2005 than in 2004 but second half margin was similar to the first half, with increased product margins offsetting mix effects. Spreads in mortgages and some savings products improved in the latter part of the year.

Non-interest income rose by 13% to £2,258 million. In bancassurance, Annualised Premium Equivalent income increased by 25% to £171 million, with good sales of Child Trust Funds and portfolio bonds. Excluding bancassurance premium and other income, non-interest income increased by 11% to £1,567 million, reflecting growth in income from core personal and small business banking services, and good progress in our private banking and investment businesses.

Direct expense growth was contained to 3%, despite some investment in future income initiatives in the second half. Staff costs increased by 7% to £1,026 million as a result of continued investment in customer-facing staff with over 500 additional customer advisors in branches, an increase in telephone banking advisors, and continued expansion of our bancassurance and investment businesses. We continue to make efficiency gains in other areas resulting in a 5% decrease in other costs to £311 million.

Net claims in bancassurance, which under IFRS include maturities, surrenders and liabilities to policyholders, were £486 million compared with £398 million in 2004, reflecting higher levels of bond maturities and increases in liabilities to policyholders as a result of strong investment returns.

Impairment losses increased by 23% or £111 million to £601 million. The increased charge principally reflects the growth in lending over recent years, including 17% growth in 2004. We have taken further steps to refine our credit policy and improved our recoveries process. Mortgage arrears remain very low. The average loan-to-value ratio on new mortgages written in 2005 was 62% and on the stock of mortgages was 46%. Small business credit quality remains stable.

Retail Direct

	2005 £m	Pro forma 2004 £m
Net interest income	882	779
Non-interest income	1,084	995
Total income	1,966	1,774
Direct expenses		
– staff costs	230	225
– other	375	391
	605	616
Contribution before impairment losses	1,361	1,158
Impairment losses	571	410
Contribution	790	748

	31 December 2005 £bn	1 January 2005 £bn
Total assets	27.2	23.0
Loans and advances to customers – gross		
– mortgages	13.8	9.4
– cards	9.5	9.3
– other	4.0	3.8
Customer deposits	2.7	2.8
Weighted risk assets	20.5	19.4

Total income rose by 11% to £1,966 million and contribution by 6% to £790 million, a strong performance in the context of slower growth in demand for unsecured credit and higher levels of consumer arrears. This performance reflected disciplined pricing, tight cost control and stringent credit assessment. Contribution before impairment losses increased by 18% to £1,361 million.

During the year, the number of customer accounts increased by 734,000 (4%). In the light of changing market conditions we have focussed our marketing efforts on existing customers, and this has resulted in very strong growth in our core NatWest and RBS brands. We gained 336,000 credit card accounts in these brands in the second half, 60% more than in the equivalent period of 2004.

Net interest income increased by 13% to £882 million, reflecting the success of the First Active brand in the UK mortgage market and the maturing of the MINT portfolio. MINT, launched in December 2003, made a contribution of £37 million in 2005. Average loans and advances rose by 15% to £24.9 billion with the fastest growth coming in mortgages, up 34% at £11.9 billion. Personal loan growth slowed, reflecting strategic decisions taken over the last 18 months to reposition pricing and tighten lending criteria for personal loans sold directly.

Net interest margin was only slightly lower than in 2004, as wider margins on our cards portfolio balanced the effects of the increasing weight of mortgage assets in our loan book.

Non-interest income was up 9% to £1,084 million, benefiting from higher volumes in both domestic and international card acquiring, strong sales through Tesco Personal Finance, the introduction of balance transfer fees and good growth in Europe.

Expenses decreased by 2% to £605 million, with stringent cost control across all activities, including reduced marketing costs on personal loans. This was consistent with our more cautious approach to direct lending and with our successful focus on branch recruitment.

Impairment losses rose by 39% to £571 million, reflecting higher lending volumes as well as the increase in personal arrears signalled at the end of 2004. There are some signs of a stabilisation of credit quality, assisted by the tightening of lending criteria. Mortgage arrears remain very low. The average loan-to-value ratio on new mortgages written in 2005 was 51% and on the stock of mortgages was 44%.


section
01
Operating and
financial review

Wealth Management

	2005 £m	Pro forma 2004 £m
Net interest income	442	410
Non-interest income	372	328
Total income	814	738
Expenses		
– staff costs	258	262
– other	135	136
	393	398
Contribution before impairment losses	421	340
Impairment losses	13	16
Contribution	408	324

	31 December 2005 £bn	1 January 2005 £bn
Loans and advances to customers – gross	7.8	7.1
Investment management assets – excluding deposits	25.4	21.6
Customer deposits	25.5	22.3
Weighted risk assets	6.1	6.0

Total income rose by 10% to £814 million, reflecting good growth across all our businesses, and contribution was 26% higher at £408 million. Coutts UK and Adam & Co both gained good numbers of customers, with Coutts up 7% and Adam up 11%. 2005 also saw the continuation of rapid growth in Asia, where the number of private bankers increased by 20%, with particular emphasis placed on recruitment for the Chinese and Indian markets.

Average lending increased by 20% and customer deposits by 11%. This resulted in an 8% increase in net interest income to £442 million, with net interest margin reduced by the mix of business.

Non-interest income increased by 13% to £372 million, driven by investment fees, with average assets under management up 9% to £23.1 billion as a result of good new business volumes in Coutts UK and the rise in equity markets. Assets under management at the year end were £25.4 billion, an increase of 18%.

Expenses decreased by 1% to £393 million, reflecting a continued focus on efficiency. Despite continued investment in growth markets in both the UK and overseas, staff costs were 2% lower than in 2004 which was affected by a number of one-off costs. Other costs also decreased slightly.

Impairment losses amounted to £13 million, down £3 million.

Ulster Bank

	2005 £m	Pro forma 2004 £m
Net interest income	655	559
Non-interest income	203	190
Total income	858	749
Expenses		
– staff costs	191	170
– other	79	74
	270	244
Contribution before impairment losses	588	505
Impairment losses	58	45
Contribution	530	460

	31 December 2005 £bn	1 January 2005 £bn
Total assets	35.9	28.7
Loans and advances to customers – gross		
– mortgages	13.2	10.1
– other	15.0	12.9
Customer deposits	15.9	13.6
Weighted risk assets	22.4	18.6
Average exchange rate – €/£	1.463	1.474
Spot exchange rate – €/£	1.457	1.418

Total income increased by 15% to £858 million, with contribution also up 15% to £530 million, as Ulster Bank achieved another year of strong growth, with excellent customer recruitment, robust lending volumes and very good growth in deposits. First Active continues to perform well and in line with our integration plan. It led the Republic of Ireland market with the introduction of new mortgage products, as well as launching new credit card and direct loan products.

The number of personal and business customers increased by 68,000 in the year. Ulster Bank personal customer numbers rose by 9% in the Republic of Ireland, where our switcher mortgage product has helped us to gain market share. In Northern Ireland, Ulster Bank significantly enhanced its personal current account offering in the fourth quarter to provide free banking to all customers.

Net interest income rose by 17% to £655 million. Average loans and advances increased by 33% to £25.0 billion and average customer deposits by 21% to £14.4 billion. The continuing strong growth in lending, particularly in mortgages and business loans, led to a decline in net interest margin.

Non-interest income increased by £13 million or 7% to £203 million. This reflected increased volumes of customer transactions and good growth in income from financial markets services.

Expenses increased by 11% to £270 million, as a result of investment to support the growth of the business. This investment will continue into 2006. We have continued with our branch improvement programme, upgrading 50 branches in the Republic of Ireland and 39 in Northern Ireland.

Impairment losses increased by £13 million to £58 million, reflecting the growth in lending.

Citizens

	2005 £m	Pro forma 2004 £m
Net interest income	2,122	1,619
Non-interest income	1,142	659
Total income	3,264	2,278
Expenses		
– staff costs	819	591
– other	739	501
	1,558	1,092
Contribution before impairment losses	1,706	1,186
Impairment losses	131	117
Contribution	1,575	1,069

	31 December 2005 US$bn	1 January 2005 US$bn
Total assets	158.8	141.7
Loans and advances to customers – gross	104.6	91.7
Customer deposits	106.3	99.2
Weighted risk assets	106.4	93.5
Average exchange rate – US$/£	1.820	1.832
Spot exchange rate – US$/£	1.721	1.935

Citizens performed well in 2005, delivering a strong underlying performance in challenging market conditions both from the old Citizens franchise and from Charter One. Total income, in US dollars, rose by 42% to $5,940 million and contribution by 46% to $2,867 million, including a full year's contribution from Charter One. Excluding Charter One and other acquisitions, income rose by 6% and contribution by 10%, despite the impact of the flattening of the yield curve, which reduced net interest margin and the rate of growth in net interest income.

We have grown our customer numbers in both personal and business segments, with Charter One increasing its small business and corporate customer base by 10%. Co-operation between Citizens and RBS Corporate Markets is yielding good results. Citizens' new international cash management service has already won nearly 300 new accounts with existing RBS customers, bringing in more than $80 million of new core deposits.

Our cards businesses, which are only active in the prime and superprime segments, have made good progress. Credit card balances increased by 19% to $2.5 billion, as RBS National launched into a number of new channels such as Charter One branches. RBS Lynk, our merchant acquiring business, increased its customer base by 24%.

The integration of Charter One progressed well and all phases of the IT conversion were completed in July 2005, five months ahead of schedule. This involved the conversion to Citizens' systems of over 750 branches and three million customer accounts spread over a wide geography. Despite the focus on the integration process, Charter One achieved good growth in business volumes, with loans and advances up 18% over the course of the year and customers deposits up 10%.

Net interest income increased by 30% to $3,861 million. This reflected strong growth in both lending and deposits. Excluding acquisitions, average lending increased by 13% or $6.7 billion, with robust growth in secured consumer lending, and average customer deposits by 9% or $5.7 billion. However, as a consequence of the flattening yield curve, net interest income excluding acquisitions was only 3% higher at $2,534 million.

Non-interest income was up 72% to $2,079 million. Excluding acquisitions, non-interest income grew by 15% to $1,004 million, benefiting from higher fee income, increased student loan and leasing activities, and investment gains.

Expenses were up 42% to $2,834 million. Expense growth, excluding acquisitions, was contained to 5%.

Impairment losses, including acquisitions, were up $25 million to $239 million. Credit quality overall remained stable. More than 90% of our personal sector lending is secured, and as a result there was minimal impact from the change in US bankruptcy laws in 2005.

RBS Insurance

	2005 £m	Pro forma 2004 £m
Earned premiums	5,641	5,561
Reinsurers' share	(246)	(455)
Insurance premium income	5,395	5,106
Net fees and commissions	(449)	(485)
Other income	543	460
Total income	5,489	5,081
Expenses		
– staff costs	323	307
– other	413	345
	736	652
Gross claims	3,903	3,815
Reinsurers' share	(76)	(267)
Net claims	3,827	3,548
Contribution	926	881

	31 December 2005	31 December 2004
In-force policies (000's)		
– Motor: UK	8,687	8,338
– Motor: Continental Europe	1,862	1,639
– Non-motor (including home, rescue, pet, HR24): UK	10,898	10,464
General insurance reserves – total (£m)	7,776	7,379

RBS Insurance produced a good performance in 2005, with total income increasing by 8% to £5,489 million and contribution by 5% to £926 million. The integration of Churchill was completed in September 2005, ahead of plan, and Churchill delivered greater transaction benefits than anticipated at the time of the acquisition. Following the integration of Churchill, all our direct businesses in the UK now operate on a common platform.

RBS Insurance achieved 4% growth in UK motor policies in force. In achieving this against a background of very strong competition in UK motor insurance, we benefited from the strength of our brands and the diversity of our distribution channels. Growth came through our direct brands, through our partnership business, where we operate insurance schemes on behalf of third parties who in turn sell insurance products to their customers, and through NIG, our intermediary business acquired as part of Churchill. Our businesses in Spain, Germany and Italy together delivered 14% growth in motor policies in force. Linea Directa, our joint venture with Bankinter, increased its customer base by 17% and, with more than 1 million policies, is the largest direct motor insurer and sixth largest motor insurer in Spain.

Total home insurance policies declined by 1%. Within this total, we continued to expand through our direct brands but there was attrition of some partner-branded books.

In addition to expanding its intermediary business in motor and home insurance, NIG achieved 10% growth in commercial policies sold to SMEs.

Expenses rose by 13%. Excluding the impact of a change in reinsurance arrangements, total income rose by 5% and expenses by 4%. Net insurance claims on the same basis were up by 5%, reflecting increased volumes, claims inflation in motor and an increase in home claims following severe storms in the UK in January 2005.

The UK combined operating ratio for 2005 was 93.6% (2004 – 93.3%).


Operating and financial review

Manufacturing

	2005 £m	Pro forma 2004 £m
Staff costs	740	753
Other costs	2,003	1,799
Total manufacturing costs	2,743	2,552
Analysis:		
Group Technology	945	852
Group Purchasing and Property Operations	1,013	927
Customer Support and other operations	785	773
Total manufacturing costs	2,743	2,552

Manufacturing's costs increased by 7% to £2,743 million. Excluding software amortisation, costs rose by 4%. Costs relating to internal software development, which under UK GAAP were written off as incurred, are now under IFRS capitalised and amortised.

Group Technology costs increased by 11% to £945 million. Excluding software amortisation, costs were up 2%, with support for increased business volumes offset by efficiency improvements. The Group Efficiency Programme was substantially completed during the year, with major implementations such as a new system for handling customer queries and a new customer account-opening platform. The Churchill systems integration was completed in September 2005.

Group Purchasing and Property Operations costs increased by 9% to £1,013 million. We improved the efficiency of our property utilisation in 2005 while continuing our programme of investment both in the branch networks and in our major operational centres, including Birmingham, Manchester and our new headquarters in Edinburgh.

Customer Support and other operations costs rose by just 2%, despite a much greater increase in the business volumes supported. Cash withdrawals from ATMs, for example, rose by 13%, while we handled 10% more mortgage applications and 7% more personal loan volumes. These increases were absorbed by improved efficiency through the delivery of new systems and ways of working.

Central items

	2005 £m	Pro forma 2004 £m
Funding costs	810	615
Departmental and corporate costs	658	395
Total Central items	1,468	1,010

Total central items increased by £458 million to £1,468 million.

Funding costs at £810 million, were up £195 million largely because of the full year funding cost of the acquisition of Charter One in August 2004. The Group's primary objective is to hedge its economic risks. So as not to distort divisional results, volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group's central treasury function. This resulted in a charge of £45 million, in addition to a charge for £14 million for hedge ineffectiveness under IFRS.

Central departmental costs and other corporate items at £658 million were £263 million higher than 2004. This was principally due to higher pension costs and the centralisation of certain functions, and includes ongoing expenditure on regulatory projects such as Basel II and Sarbanes-Oxley Section 404.

Employee numbers at 31 December

	2005	2004
Corporate Markets	15,700	16,800
Retail Banking	33,100	32,200
Retail Direct	6,800	7,000
Wealth Management	4,200	4,100
Ulster Bank	4,400	4,100
Citizens	24,400	24,000
RBS Insurance	19,400	19,500
Manufacturing	26,800	26,900
Centre	2,200	2,000
Group total	137,000	136,600

2005 compared with 2004

The number of employees increased by 400 to 137,000, with increases in Retail Banking, Citizens and Ulster Bank partly offset by a reduction in Corporate Markets.


section
01
Operating and financial review

Consolidated balance sheet
at 31 December 2005

	31 December 2005 £m	1 January 2005 £m	31 December 2004 £m
Assets			
Cash and balances at central banks	4,759	4,293	4,293
Treasury bills and other eligible bills	5,538	6,109	6,110
Loans and advances to banks	70,587	65,691	61,073
Loans and advances to customers	417,226	381,162	347,251
Debt securities	120,965	93,915	93,908
Equity shares	9,301	5,231	4,723
Intangible assets	19,932	19,242	19,242
Property, plant and equipment	18,053	16,425	16,428
Settlement balances	6,005	5,682	5,682
Derivatives at fair value	95,663	89,905	17,800
Prepayments, accrued income and other assets	8,798	8,855	11,612
Total assets	776,827	696,510	588,122
Liabilities			
Deposits by banks	110,407	106,026	99,883
Customer accounts	342,867	315,046	283,315
Debt securities in issue	90,420	66,245	63,999
Settlement balances and short positions	43,988	33,339	32,990
Derivatives at fair value	96,438	91,277	18,876
Accruals, deferred income and other liabilities	14,247	14,720	17,648
Retirement benefit liabilities	3,735	2,940	2,940
Deferred taxation liabilities	1,695	1,826	2,061
Insurance liabilities	7,212	6,592	8,647
Subordinated liabilities	28,274	27,526	20,366
Total liabilities	739,283	665,537	550,725
Equity			
Minority interests	2,109	951	3,492
Shareholders' equity			
Called up share capital	826	822	822
Reserves	34,609	29,200	33,083
Total equity	37,544	30,973	37,397
Total liabilities and equity	776,827	696,510	588,122

Analysis of repurchase agreements included above

	31 December 2005 £m	1 January 2005 £m	31 December 2004 £m
Reverse repurchase agreements and stock borrowing			
Loans and advances to banks	41,804	34,475	29,975
Loans and advances to customers	48,887	64,599	52,184
	90,691	99,074	82,159
Repurchase agreements and stock lending			
Deposits by banks	47,905	47,841	43,342
Customer accounts	48,754	54,485	42,134
	96,659	102,326	85,476

Overview of consolidated balance sheet
To provide a more meaningful comparison, the commentary below compares the balance sheet at 31 December 2005 with the opening balance sheet at 1 January 2005, which includes the effect of applying IAS 32, IAS 39 and IFRS 4 from that date.

31 December 2005 compared with 1 January 2005
Total assets of £776.8 billion at 31 December 2005 were up £80.3 billion, 12% compared with 1 January 2005, reflecting business growth.

Treasury bills and other eligible bills decreased by £0.6 billion, 9%, to £5.5 billion, reflecting trading activity.

Loans and advances to banks increased £4.9 billion, 7%, to £70.6 billion. Growth in reverse repurchase agreements and stock borrowing ("reverse repos") up £7.3 billion, 21%, to £41.8 billion, were partially offset by a reduction in bank placings, down £2.4 billion, 8% to £28.8 billion.

Loans and advances to customers were up £36.1 billion, 9%, to £417.2 billion. Within this, reverse repos decreased by 24%, £15.7 billion to £48.9 billion. Excluding reverse repos, lending rose by £51.8 billion, 16% to £368.3 billion reflecting organic growth across all divisions.

Debt securities increased by £27.1 billion, 29%, to £121.0 billion and Equity shares rose by £4.1 billion, 78%, to £9.3 billion, principally due to increased holdings in Corporate Markets.

Intangible assets increased by £0.7 billion, 4% to £19.9 billion largely due to exchange rate movements.

Property, plant and equipment were up £1.6 billion, 10% to £18.1 billion, primarily reflecting growth in operating lease assets.

Derivatives at fair value, assets and liabilities, have increased reflecting growth in trading volumes and the effects of interest and exchange rates.

Deposits by banks rose by £4.4 billion, 4% to £110.4 billion to fund business growth mainly through increased inter-bank deposits, up £4.3 billion, 7% to £62.5 billion. Repurchase agreements and stock lending ("repos") were broadly flat at £47.9 billion.

Customer accounts were up £27.8 billion, 9% at £342.9 billion. Within this, repos decreased £5.7 billion, 11% to £48.8 billion. Excluding repos, deposits rose by £33.5 billion, 13%, to £294.1 billion with good growth in all divisions.

Debt securities in issue increased by £24.2 billion, 36%, to £90.4 billion primarily to meet the Group's funding requirements.

The increase in settlement balances and short positions, up £10.6 billion, 32%, to £44.0 billion, reflected growth in customer activity.

Subordinated liabilities were up £0.7 billion, 3% to £28.3 billion. This reflected the issue of £1.2 billion dated loan capital and the effect of exchange rate movements, £1.3 billion, which was partially offset by the redemption of £1.6 billion non-cumulative preference shares and dated loan capital.

Equity minority interests increased by £1.2 billion to £2.1 billion reflecting the co-investors interest in the Group's subsidiary that invested in Bank of China and the issuance of preferred securities.

Shareholders' equity increased by £5.4 billion, 18% to £35.4 billion. The profit for the year of £5.5 billion, issue of £1.6 billion non-cumulative fixed rate equity preference shares and £0.3 billion of ordinary shares in respect of scrip dividends and the exercise of share options, were partly offset by the payment of the 2004 final ordinary dividend, £1.3 billion, and the 2005 interim ordinary dividend, £0.6 billion and preference dividends, £0.1 billion.

The fair value of the assets of the Group's post-retirement benefit schemes was £17.4 billion (2004 – £14.8 billion) and the present value of defined benefit obligations was £21.1 billion (2004 – £17.7 billion). The increase in net pension liability (after tax) to £2.7 billion from £2.1 billion is principally due to movements in interest rates. The mortality assumptions used in the valuation of liabilities were updated at the end of 2004 and have not been changed.


section
01
Operating and financial review

Cash flow

	2005 £m	2004 £m
Net cash flows from operating activities	8,950	2,493
Net cash flows from investing activities	(2,612)	(9,398)
Net cash flows from financing activities	(703)	7,119
Effects of exchange rate changes on cash and cash equivalents	(3,107)	1,686
Net increase in cash and cash equivalents	2,528	1,900

2005

The major factors contributing to the net cash inflow of £8,950 million from operating activities in 2005 were the profit before tax of £7,936 million, increases in deposits and debt securities in issue of £56,571 million, and increases in short positions and settlement balances of £10,326 million, partially offset by increases in securities of £28,842 million and increases in loans and advances of £36,778 million.

Net purchases of fixed assets of £2,592 million, including operating lease assets and computer and other equipment, were the main contributors to the net cash outflow from investing activities of £2,612 million.

The issue of £1,649 million preference shares and £1,234 million subordinated debt were more than offset by dividend payments of £2,007 million and the repayment of £1,553 million of subordinated liabilities, resulting in a net cash outflow from financing activities of £703 million.

2004

The major factors contributing to the net cash inflow of £2,493 million from operating activities in 2004 were the profit before tax of £7,284 million, increases in deposits and debt securities in issue of £72,146 million, and increases in short positions and settlement balances of £8,796, partially offset by increases in securities of £11,883 million and increase in loans and advances of £72,955 million.

Net purchases of fixed assets of £2,662 million, including operating lease assets and computer and other equipment, and net investment in business interests and intangible assets of £7,968 million led to the net cash outflow from investing activities of £9,398 million.

The issue of £1,358 million preference shares and £2,845 million ordinary shares, and £4,624 million subordinated liabilities, partly offset by the payment of £1,635 million of dividends, were the main contributors to the net cash inflow from financing activities of £7,119 million.

IFRS compared with US GAAP

The Group's financial statements are prepared in accordance with IFRS, which differ in certain material respects from US GAAP as described on pages 221 to 229.

The net income available for ordinary shareholders under US GAAP was £4,475 million; £917 million lower than profit attributable to ordinary shareholders under IFRS of £5,392 million. The principal reasons for the decrease are:

- a reduction of £556 million relating to financial instruments principally foreign exchange gains on available-for-sale securities recognised in net income under IFRS but included directly in equity under US GAAP together with the adjustment for financial assets and liabilities designated as at fair value through profit or loss; US GAAP does not permit such designation.
- higher pension costs under US GAAP compared with IFRS reflecting the deferral of actuarial gains and losses over the remaining service lives of current employees under US GAAP; such gains and losses are recognised in full under IFRS.

US GAAP shareholders' equity at £40,229 million is £4,794 million higher than IFRS equity of £35,435 million principally due to the inclusion of certain preference shares, classified as debt under IFRS, in US GAAP equity; the reinstatement of goodwill deducted from equity under previous GAAP; and the effect of deferring and amortising loan origination costs.

Capital resources

The following table analyses the Group's regulatory capital resources at 31 December:

	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Capital base					
Tier 1 capital	28,218	22,694	19,399	17,155	15,052
Tier 2 capital	22,437	20,229	16,439	13,271	11,734
Tier 3 capital	—	—	—	—	172
	50,655	42,923	35,838	30,426	26,958
Less: investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(7,282)	(5,165)	(4,618)	(3,146)	(2,698)
Total capital	43,373	37,758	31,220	27,280	24,260
Weighted risk assets					
Banking book:					
On-balance sheet	303,300	261,800	214,400	193,800	176,000
Off-balance sheet	51,500	44,900	36,400	28,700	22,000
Trading book	16,200	17,100	12,900	11,500	12,500
	371,000	323,800	263,700	234,000	210,500
Risk asset ratios	%	%	%	%	%
Tier 1	7.6	7.0	7.4	7.3	7.1
Total	11.7	11.7	11.8	11.7	11.5

Note: The comparative data in the table above are under UK GAAP as previously published and regulated. As from 1 January 2005, the Group was regulated on an IFRS basis.

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority ("FSA"). The FSA uses Risk Asset Ratio ("RAR") as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its weighted risk assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2005, the Group's total RAR was 11.7% (2004 – 11.7%) and the tier 1 RAR was 7.6% (2004 – 7.0%).


section
01
Operating and
financial review

Risk management

Governance framework

The Board sets the overall risk appetite and philosophy for the Group. Various Board and executive sub-committees support these goals, as follows:


Group Board of Directors
Group Audit Committee
Advances Committee
Group Executive Management Committee
Group Risk Committee
Group Credit Committee
Group Asset and Liability Management Committee
Key
Board Committees
Executive Committees

- Group Audit Committee is a non-executive committee that supports the Board in carrying out its responsibilities for financial reporting including accounting policies and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the design, adequacy and effectiveness of the Group's internal controls.

- Advances Committee is a board committee that deals with all transactions that exceed the Group Credit Committee's delegated authority.

In addition to the responsibilities at Board level, operational authority and oversight is delegated to the Group Executive Management Committee ("GEMC"), which is responsible for implementing a risk management framework consistent with the Board's risk appetite. The GEMC, in turn, is supported by the following committees:

- Group Risk Committee ("GRC") is an executive risk governance committee which recommends and approves limits, processes and policies in respect of the effective management of all material non-balance sheet risks across the Group.

- Group Credit Committee ("GCC") is a credit approval committee which deals with all transactions that exceed the delegated authority of divisional credit committees.

- Group Asset and Liability Management Committee ("GALCO"), is an executive committee which is responsible for reviewing the balance sheet, funding, liquidity, structural foreign exchange, intra-group limits, capital adequacy and capital raising across the Group as well as interest rate risk in the banking book. In addition, GALCO monitors and reviews external, economic and environmental changes affecting such risks.

These Committees are supported by two dedicated group level functions, Group Risk Management ("GRM"), which has responsibility for credit, market, regulatory and enterprise risk and Group Treasury which is responsible for the management of the Group's balance sheet, capital raising, intra group credit exposure, liquidity and hedging policies. Both functions report to GEMC and the Group Board through the Group Finance Director and play an active role in assessing and monitoring the effectiveness of the divisional risk management functions. Heads of Group Risk Mangement and Internal Audit have direct access to the Group Chief Executive and the Chairman of the Group Audit Committee.

Risk management
The principal risks that the Group manages are as follows:

- Credit risk: is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.
- Liquidity risk: is the risk that the Group is unable to meet its obligations as they fall due.
- Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.

Principal risk types

Regulatory risk			
Credit risk	Liquidity risk	Market risk	Insurance risk
Enterprise risk			

- Insurance risk: the Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to mitigate other risk exposures.
- Enterprise risk: the Group separately defines operational and external risk. Operational risk is defined as the risk arising from the Group's people, processes, systems and assets. External risk comprises business, political and environmental risk.
- Regulatory risk: is the risk arising from failing to meet the requirements and expectations of our many regulators, or from a failure to address or implement any change in these requirements or expectations.

Qualitative and quantitative elements of risk management


Market risk
Liquidity risk
Regulatory risk
Enterprise risk
Insurance risk
Credit risk
Quantitative
Stress testing
Concentration
EL, PD, EAD, LGD
Principles
Policies
Procedures
Qualitative
Stock of liquid assets
Mismatch limits
Stress testing
Principles
Policies
Procedures
Qualitative
Impact assessment
Procedures
Principles
Policies
Risk criticality
Procedures
Policies
Principles
Stress testing
Policies
Procedures
Quantitative
Qualitative

Risk appetite
Risk management across the Group is based on the risk appetite and philosophy set by the Board and the associated risk committees. The Board establishes the parameters for risk appetite for the Group through:

- Setting strategic direction.
- Contributing to, and ultimately approving annual plans for each division.
- Regularly reviewing and monitoring the Group's performance in relation to risk through monthly Board Reports.

The Board delegates the articulation of risk appetite to GEMC and ensures that this is in line with the strategy and the desired risk reward trade off for the Group. Risk appetite is an expression of the maximum level of residual risk that the Group is prepared to accept in order to deliver its business objectives and is assessed against regular (often daily) controls and stress testing to ensure that the limits are not compromised in abnormal circumstances.

Risk appetite is usually defined in both quantitative and qualitative terms. Whilst different techniques are used to ensure that the Group's risk appetite is achieved, generically they can be classified as follows:

- Quantitative: encompassing stress testing, risk concentration, value at risk and credit related metrics, including the probability, loss and exposure at default.
- Qualitative: focuses on ensuring that the Group applies the correct principles, policies and procedures.

The annual business planning and performance management process and associated activities ensure the expression of risk appetite remains appropriate. GRC and GALCO support this work.

Risk organisation

Divisional CEOs are specifically responsible for the management of risk within their divisions. As such, they are responsible for ensuring that they have appropriate risk management frameworks that are adequate in design, effective in operation and meet minimum Group standards.

Divisional CEOs are supported by divisional Chief Risk Officers (CROs) and Chief Financial Officers (CFOs). An important element that underpins the Group's approach to the management of all risk is independence. In the case of CROs, it is enforced by joint reporting lines, both operationally to the divisional CEO and functionally to the Group Chief Risk Officer.

Credit risk

Key principles of credit risk management

The objective of credit risk management is to enable the Group to achieve sustainable and superior risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

Group Risk Management is responsible for setting standards for maintaining and developing credit risk management throughout the Group. This is achieved via a combination of governance structures, credit risk policies, control processes and credit systems collectively known as the Group's Credit Risk Management Framework ("CRMF"). The framework is defined in detail in the Group's 'Principles for Managing Credit Risk'.

The key principles for credit risk management as defined in the CRMF include:

- Approval of all credit exposure must be granted prior to any advance or extension of credit.
- An appropriate credit risk assessment of the customer and related credit facilities must be undertaken prior to approval of credit exposure. This must include a review of, amongst other things, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.
- The Board delegates authority to Executive Advances Committee, Group Credit Committee and divisional credit committees.
- Credit risk authority must be specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. In exercising credit authority, the individuals must act independently and with balanced commercial judgement.
- Where credit authority is exercised personally, the individual must not have any responsibility or accountability for business revenue generation.
- All credit exposures, once approved, must be effectively monitored and managed and reviewed periodically against approved limits. Lower quality exposures are subject to a greater frequency of analysis and assessment.
- Customers with emerging credit problems must be identified early and classified accordingly. Remedial actions must be implemented promptly to minimise the potential loss to the Group.
- Portfolio analysis and reporting must be used to identify and manage credit risk concentrations and credit risk quality migration.

Each Division must establish its own CRMF consistent with the Group CRMF. Divisional credit departments are responsible for maintaining the CRMF and ensuring that asset quality is within specified parameters. Divisional credit departments are independent of business management and have no direct responsibility or accountability for revenue generation. This independence is supported by the divisional head of credit having dual reporting lines to the both the divisional CEO (via the divisional Chief Risk Officer) and to the Head of Group Credit Risk.

GRM undertakes regular assessment of the effectiveness of each divisional CRMF to ensure it complies with Group standards and is appropriate for the business being undertaken. GRC and the GEMC review reports on the Group's portfolio of credit risks on a monthly basis.

Credit approval process

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval whilst following the key principles relating to credit approval.

Wholesale risk exposures are aggregated to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management.

Credit authority is not extended to relationship managers:

- Assessments of corporate borrower and transaction risk are undertaken using a range of credit risk models supplemented, where appropriate, by management judgement. Specialist internal credit risk departments independently oversee the credit process and make credit decisions or recommendations to the appropriate credit committee.

- Financial Markets counterparties are subject to similar modelling techniques but are approved by a dedicated credit function which specialises in traded market product risk.

Consumer lending and personal businesses employ best practice credit scoring techniques to process small scale, large volume credit decisions. Scores from such systems are combined with management judgement to ensure an effective ongoing process of approval, review and enhancement. Credit decisions for loans above specified thresholds are individually assessed.

Credit risk models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the quantitative risk assessment part of the credit approval process, ongoing credit monitoring as well as portfolio level analysis and reporting.

Credit risk modelling governance

The Group's 'Principles for Managing Credit Risk' outline the governance structure under which all credit risk models must be developed, reviewed and approved. GRM is responsible for:

- Establishing high level standards to which all credit risk models across the Group must adhere and thus ensuring a consistency of approach to credit risk modelling across the Group.

- Approving all credit risk models prior to implementation and reviewing existing models on at least an annual basis.

Divisional credit risk departments own the particular models and are responsible for:

- Developing credit risk models appropriate for the types of borrower and facilities in their credit portfolios and obtaining approval from GRM for their implementation.

- Validating the models on at least an annual basis (every two years for credit risk exposure measurements models) and submitting documentation of these validations to GRM with appropriate recommendations on recalibration, where applicable.

- Obtaining approval from GRM for any new methodology or parameter estimates used in existing credit risk models prior to implementation.

Credit risk models used by the Group can be broadly grouped into four categories.

- *Probability of default ("PD")/customer credit grade* – these models assess the probability that the customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Each customer is assigned an internal credit grade which corresponds to probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular customer characteristics in that portfolio. The credit grading models use a combination of quantitative inputs, such as recent financial performance and customer behaviour, and qualitative inputs, such as company management performance or sector outlook.

  Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade (see page 90).

- *Exposure at default ("EAD")* – these models estimate the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit. The methodologies used in EAD modelling recognise that customers may make more use of their existing credit facilities in the run up to a default.

- *Loss given default ("LGD")* – these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group's LGD models take into account the type of borrower, facility and any risk mitigation such as the presence of any security or collateral held. The LGD may also be affected by the industry sector of the borrower, the legal jurisdiction in which the borrower operates as well as general economic conditions which may impact the value of any assets held as security.

- *Credit risk exposure measurement* – these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.


section
01
Operating and
financial review

Credit risk assets

Credit risk assets measure the exposure to all products in the Group's credit portfolios which consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments across all customer types.

Credit risk assets are typically analysed excluding reverse repurchase agreements due to the short-term nature and low credit risk associated with this product. A breakdown of credit risk assets by division is shown below.

Credit risk assets	2005 £bn	2004 £bn
Corporate Markets	273.0	235.2
Retail Banking	78.0	72.2
Retail Direct	26.6	21.7
Wealth Management	8.9	10.7
Citizens	74.5	59.4
RBS Insurance	6.7	6.1
Ulster Bank	30.5	22.3
	498.2	427.6

Excluding reverse repurchase agreements, credit risk assets at 31 December 2005 were £498.2 billion (2004 – £427.6 billion), an increase of £70.6 billion (17%) during the year.

An analysis of reverse repurchase agreements is shown below.

Reverse repurchase agreements	2005 £bn	1 January 2005 £bn
Banks	41.8	34.5
Customers	48.9	64.6
	90.7	99.1

Reverse repurchase agreements as at 31 December 2005 were £90.7 billion (1 January 2005 – £99.1 billion), a decrease of £8.4 billion (8%) during the year.

Credit risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Expressed as an annual probability of default, the upper and lower boundaries and the midpoint for each of these Group level asset quality grades are as follows:

Asset quality grade	Annual probability of default Minimum %	Midpoint %	Maximum %	S&P equivalent
AQ1	0.02	0.10	0.20	AAA to BBB-
AQ2	0.21	0.40	0.60	BB+ to BB
AQ3	0.61	1.05	1.50	BB- to B+
AQ4	1.51	3.25	5.00	B+ to B
AQ5	5.01	15.00	—	B and below

Distribution of credit risk assets by asset quality

Overall credit asset quality remained stable during 2005. As at 31 December 2005, exposure to investment grade counterparties (AQ1) accounted for 47% (2004 – 49%) of credit risk assets and 98% (2004 – 97%) of exposures were to counterparties rated AQ4 or higher. The exposure to the lowest asset quality (AQ5) reduced from 2.6% at 31 December 2004 to 2.2% at 31 December 2005.


50%
40%
30%
20%
10%
0%
AQ1
AQ2
AQ3
AQ4
AQ5
2005
2004

Note: Graph data are shown net of provisions and reverse repurchase agreements.

Distribution of credit risk assets by industry sector

Industry analysis plays an important part in assessing potential concentration risk from within the loan portfolio. Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The Group also uses scenario analysis and stress testing in order to monitor the risk to clusters of correlated industry sectors.


Individuals
Public sectors and quasi government
Property
Banks
Financial services
Transport and storage
Manufacturing
Wholesale and retail trade
Tourism and leisure
Building and construction
Business services
Technology, media and telecommunications
Power and water
Natural resources and nuclear
Agriculture and fisheries
2005
2004
5%
10%
15%
20%
25%
30%

Note: Graph data are shown net of provisions and reverse repurchase agreements.

As at 31 December 2005, 30% of credit risk assets (2004 – 30%) relate to individuals (personal and retail customers) and include mortgage lending and other smaller loans that are intrinsically well-diversified. Corporate industry sectors, including public sector and quasi government, account for 48% (2004 – 46%) of credit risk assets, with banks and other financial institutions representing the remaining 22% (2004 – 24%) of credit risk assets.


section
01
Operating and financial review

Distribution of credit risk assets by geography

The Group is currently active in 27 countries, with its principal focus on the UK, North America and Europe.

During 2005 there was further geographic diversification of credit risk assets away from the UK and into the rest of Europe and North America. As at 31 December 2005, 49.3% of credit risk assets were within the UK. North America and Europe account for 45.5% of credit risk assets with the remaining 5.2% in the rest of the world.


100%
80%
60%
40%
20%
0%
16.7
25.9
52.2
18.2
27.3
49.3
2004
2005
Rest of world
Europe
North America
United Kingdom

Distribution of credit risk assets by product and customer type


Lending to corporate customers
Lending to individuals (mortgages)
Debt securities to banks, sovereigns and quasi-government
Lending to individuals (other)
Debt securities to corporate customers
Lending to small businesses
Lending to banks, sovereigns and quasi government
Asset-backed securities
Other and off-balance sheet
2005
2004
0%
5%
10%
15%
20%
25%
30%
35%

The Group also monitors the breakdown of the credit portfolio by customer type and product type. The Group's largest exposure by credit risk assets is corporate customer lending products which represent 31% of credit risk assets as at 31 December 2005 (2004 – 30%). As illustrated in the industry analysis this exposure is well diversified across industry sectors.

Loan impairment

The Group classifies impaired assets as either Risk Elements in Lending ("REIL") or Potential Problem Loans ("PPL"). REIL represents non-accrual loans, loans that are accruing but are past due 90 days and restructured loans. PPL represent impaired assets which are not included in REIL but where known information about possible credit problems causes management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross of the value of any security held, which could reduce the eventual loss should it occur, and gross of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against reported impaired balance.

The adoption of IAS 39 under IFRS at the start of 2005 resulted in changes to the methodology used to identify impaired assets and therefore the way that REIL is calculated. Comparative financial information is given in the following tables for both 1 January 2005 and 31 December 2004. Commentary is based on comparison with information at 1 January 2005, which reflects the impact of IAS 32, IAS 39 and IFRS 4.

The table below sets out the Group's loans that are classified as REIL and PPL:

REIL and PPL	2005 £m	1 January 2005 £m	31 December 2004 £m
Non-accrual loans[1]	5,926	5,836	4,733
Accrual loans past due 90 days[2]	9	52	713
Troubled debt restructurings[3]	2	—	24
Total REIL	5,937	5,888	5,470
PPL[4]	19	11	280
Total REIL and PPL	5,956	5,899	5,750
REIL and PPL as % of lending to customers loans and advances – gross[5]	1.60%	1.84%	1.92%

* following the implementation of IAS 39, the sub-categories of REIL and PPL are calculated as per notes 1 to 4 below.

(1) All loans against which an impairment provision is held are reported in the non-accrual category.

(2) Loans where an impairment event has taken place but no impairment recognised. This category is used for over-collateralised non-revolving credit facilities.

(3) Troubled debt restructurings represent loans that have been restructured following the granting of a concession by the Group to the borrower.

(4) Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(5) Gross of provisions and excluding reverse repurchase agreements.

REIL as at 31 December 2005 was £5,937 million (1 January 2005 – £5,888 million), an increase of £49 million (1%) during the year. As a % of customer lending, REIL and PPL in aggregate show an improving trend, amounting to 1.60% of customer loans and advances at 31 December 2005 (1 January 2005 – 1.84%).

REIL by division

The table below shows REIL by division.

REIL	2005 £m	1 January 2005 £m	31 December 2004 £m
Corporate Markets	1,465	2,098	1,892
Retail Banking	2,988	2,526	2,399
Retail Direct	889	671	601
Wealth Management	58	65	99
Ulster Bank	342	389	341
Citizens	195	136	135
RBS Insurance	—	3	3
Total REIL	5,937	5,888	5,470

During 2005 REIL in Corporate Markets reduced by £633 million reflecting continued favourable conditions in the corporate environment in UK, Europe and the US. This was offset by a combined increase in REIL in Retail Banking and Retail Direct of £680 million (21%) due to the weakening of the consumer environment in the UK.

Impairment loss provision methodology
Provisions for impairment losses are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Collectively assessed provisions are provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are provisions held against the estimated impairment in the performing portfolio which have yet to be identified as at the balance sheet date. To assess the latent loss within the portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Provision analysis
The Group's consumer portfolios, which consist of small value, high volume credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis by experienced specialists, as well as professional valuations of collateral and the expert judgement of accountants. The Group operates a clear provisions governance framework which sets thresholds whereby suitable oversight and challenge is undertaken. These opinions and levels of provision are overseen by the division's Provision Committee chaired by its Chief Executive, with representation from Group Risk Management. In addition, significant cases are presented to, and challenged by, the Group Problem Exposure Review Forum chaired by the Group Chief Executive or the Group Finance Director.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group's ongoing monitoring process.

The adoption of IAS 39 under IFRS at the start of 2005 resulted in changes to the methodology used to identify impaired assets and to calculate required provisions. The following table therefore shows 2004 on both a pro forma and statutory basis. Commentary is based on comparisons with the pro forma information which reflects the impact of IAS 32, IAS 39 and IFRS 4.

Loan impairment charge	2005 £m	Pro forma 2004 £m	Statutory 2004 £m
Latent loss provisions charge	14	75	
Collectively assessed provisions charge	1,399	1,059	
Individually assessed provisions charge	290	373	
Specific provision charge			1,386
General provision charge			16
Total charge to income statement	1,703	1,507	1,402
Charge as a % of customer loans and advances – gross[1]	0.46%	0.47%	0.47%

Notes:
(1) Gross of provisions and excluding reverse repurchase agreements.

Provisions for loan impairment charged to the income statement in 2005 were £1,703 million, up £196 million (13%) from pro forma 2004. As a percentage of customer lending, the impairment charge improved slightly from 0.47% to 0.46%.

Summary of loan impairment provisions

A summary of the total customer provisions balance is shown in the table below.

Loan impairment provisions[1]	2005 £m	1 January 2005 £m	31 December 2004 £m
Latent loss provisions	543	570	
Collectively assessed provisions	2,587	2,484	
Individually assessed provisions	754	1,086	
Specific provisions			3,607
General provision			561
Total provisions	3,884	4,140	4,168
Total provision as a % of customer loans and advances – gross[2]	1.0%	1.3%	1.4%

Notes:

(1) Excludes provisions against loans and advances to banks of £3 million (1 January 2005 – £5 million; 31 December 2004 – £6 million).

(2) Gross of provisions and excluding reverse repurchase agreements.

As at 31 December 2005 total customer provisions were £3,884 million, down £256 million (6%) from 1 January 2005. The movement in provisions balance is shown at the bottom of the page.

Provisions coverage

The Group's provision coverage ratios are shown in the table below.

	2005	1 January 2005	31 December 2004
Total provision expressed as a:			
% of REIL	65%	70%	76%
% of REIL and PPL	65%	70%	72%

The coverage ratio of closing provisions to REIL and PPL decreased from 70% to 65% during 2005. The lower coverage ratio reflects a change of mix in the portfolios to more secured assets (e.g. residential mortgages) which, due to the level of collateral held, require a much lower level of provision.

Movement in loan impairment provisions balance

The movement in provisions balance during 2005 is shown in the table below.

	£m
Balance as at 1 January 2005	4,145
Currency and other adjustments	51
Amounts written-off	(2,040)
Recoveries of amounts previously written-off	172
Charge to income statement	1,703
Discount unwind[1]	(144)
Balance as at 31 December 2005[2]	3,887

Notes:

(1) The impact of discounting inherent within the provisions balance is unwound as the time to receiving the expected recovery cash flows draws nearer.

(2) Includes provisions against loans and advances to banks of £3 million (1 January 2005 – £5 million).

An impairment provision calculated using the effective interest rate method leaves a discounted asset; the discount unwinds at a constant effective rate until the outstanding asset is completely realised.

Liquidity risk

Liquidity risk management within the Group focuses on both overall balance sheet structure and the day-to-day control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations.

The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO, which reviews monthly, and receives on an exception basis, reports detailing compliance with those policy parameters. A weekly report is also provided to the Group's executive management. Compliance is monitored and co-ordinated daily under the stewardship of the Group Treasury function, both in respect of internal policy and the regulatory requirements of the Financial Services Authority.

Detailed liquidity position reports are compiled each day by Group Treasury and reviewed daily and weekly with Financial Markets, who manage day-to-day and intra-day market execution within the policy parameters set.

In addition to their consolidation within the Group's daily liquidity management process, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with any separate local regulatory liquidity requirements where applicable, subject to Group Treasury oversight.

Diversification of funding sources

The structure of the Group's balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels. As part of the Group's planning process, the forecast structure of the balance sheet is regularly reviewed over the plan horizon and funding strategies and options are developed by Group Treasury and implemented after review and approval by GALCO.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers, and significant cash outflows therefrom, are also reviewed regularly to monitor concentration and identify any adverse trends. During 2005 the composition of the Group's funding sources remained well diversified by counterparty, instrument, market and maturity.

Sources of funding	2005 £m	%	2004 £m	%
Customer accounts (excluding repos)				
Repayable on demand	172,853	27	169,016	32
Time deposits	121,260	19	72,165	14
Total customer accounts (excluding repos)	294,113	46	241,181	46
Debt securities over 1 year remaining maturity	22,293	3	9,931	2
Subordinated liabilities	28,274	4	20,366	4
Shareholders' equity	35,435	6	33,905	6
	380,115	59	305,383	58
Debt securities up to 1 year remaining maturity	68,127	11	54,068	10
Repo agreements with customers	48,754	7	42,134	8
Deposits by banks (excluding repos)	62,502	10	56,541	11
Repo agreements with banks	47,905	7	43,342	8
Short positions	37,427	6	28,923	5
Total	644,830	100	530,391	100

Customer accounts (excluding repos), term debt securities of over 1 year remaining maturity, subordinated liabilities and capital continue to represent the core of the Group's funding. These core funds in total increased by £74,732 million (24%) over the course of 2005 to represent 59% of total funding excluding other liabilities at 31 December 2005.

Customer accounts continue to provide a substantial proportion of the Group's funding and comprise a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers. Excluding repo agreements, customer accounts grew by £52,932 million (22%), to maintain 46% of total funding excluding other liabilities at 31 December 2005.

Term debt securities with an outstanding term of over 1 year increased £12,362 million (124%) to represent 3% of the Group's funding at 31 December 2005, reflecting the activity of the Group in raising term funds through its Euro and US Medium Term Note and securitisation programmes.

Capital (shareholders' equity and subordinated debt) increased by £9,438 million (17%) and provides around 10% of total funding excluding other liabilities.

Short term wholesale deposits are taken from a wide range of counterparties, with the largest single depositor continuing to represent less than 1% of the Group's total funding. The level of funding from short term unsecured debt issuance and bank deposits, excluding repos and short positions, has increased by £20,020 million (18%) to represent 20% of total funding excluding other liabilities at 31 December 2005, reflecting the higher rate of growth in customer loans and advances (see 'net customer activity' below).

Short positions and repos with corporate, institutional customers and banks are undertaken primarily by RBS Greenwich Capital in the US and by Financial Markets. Repo and short positions increased by £19,687 million (17%) to represent 21% of total funding excluding other liabilities at 31 December 2005.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets. The changing mix evident between customer repo, deposits by banks, debt securities in issue, and shorts primarily reflects comparative pricing, maturity considerations and investor/counterparty demand rather than a material perceived trend.

Net customer activity

Net customer lending, excluding repos, rose by £20,056 million as the growth in loans and advances to customers continued to exceed the growth in customer accounts, thus increasing the degree of reliance on wholesale market funding to support loan growth.

Net customer activity	2005 £m	2004 £m
Loans and advances to customers (gross, excluding reverse repos)	372,223	299,235
Customer accounts (excluding repos)	294,113	241,181
Customer lending less customer accounts	78,110	58,054
Loans and advances to customers as a % of customer accounts (excluding repos)	126.6%	124.1%

In prevailing economic conditions and with interest rates at relatively low historical levels in the UK, US and Europe, it is anticipated that the growth in demand for further borrowing by customers is likely, in the medium term, to continue to exceed that for customer deposits received, thus increasing net customer lending further and increasing gradually over time the Group's dependence on the wholesale market for funding.

The Group evaluates on a regular basis a range of balance sheet management and term funding strategies to address the consequent potential impact on its structural liquidity risk position and maintain that within its normal policy parameters.

Management of term structure

The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

Stress testing

The maintenance of high quality credit ratings is recognised as an important component in the management of the Group's liquidity risk. Credit ratings affect the Group's ability to raise, and the cost of raising, funds from the wholesale market and the need to provide collateral in respect of, for example, changes in the mark-to-market value of derivative transactions. Given its strong credit ratings, the impact of a single notch downgrade would, if it occurred, be expected to have a relatively small impact on the Group's economic access to liquidity. More severe downgrades would have a progressively greater impact but have an increasingly lower probability of occurrence.

As part of its stress testing of its access to sufficient liquidity, the Group regularly evaluates the potential impact of a range of levels of downgrade in its credit ratings and carries out stress tests of other relevant scenarios and sensitivity analyses.

Contingency funding plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions or in the Group's credit ratings, and the Group remains confident of its ability to manage its liquidity requirements effectively in all such circumstances.

Daily risk management

The primary focus of the Group's day to day risk management activity is to ensure access to sufficient liquidity to meet its cashflow obligations within key time horizons out to one month ahead. The short-term maturity structure of the Group's liabilities and assets is managed on a daily basis to ensure that all material cashflow obligations, and potential cashflows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows, from maturing assets, new borrowing or the sale or repurchase of various debt securities held (after allowing for appropriate haircuts).


section
01
Operating and financial review

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group's overall liquidity risk position within the Group's policy parameters.

Net short-term wholesale market activity	2005 £m	2004 £m
Debt securities, treasury bills and other eligible bills	126,503	100,018
Reverse repo agreements with banks and customers	90,691	82,159
Less: repos with banks and customers	(96,659)	(85,476)
Short positions	(37,427)	(26,923)
Insurance Companies' debt securities held	(5,724)	(5,029)
Debt securities charged as security for liabilities	(9,578)	(4,852)
Net marketable assets	67,806	57,897
By remaining maturity up to 1 month:		
Deposits by banks (excluding repos)	35,153	34,041
Less: loans and advances to banks (gross, excluding reverse repos)	(16,381)	(17,067)
Debt securities in issue	20,577	15,505
Net wholesale liabilities due within 1 month	39,349	32,479
Net surplus of marketable assets over wholesale liabilities due within 1 month	28,457	25,418

The Group's net surplus of marketable assets over net short-term wholesale liabilities due within one month increased by £3,039 million to £28,457 million at 31 December 2005. Overall access to liquidity to meet all foreseen needs remains comfortably within the Group's policy parameters.

Sterling liquidity

Over 42% of the Group's total assets are denominated in sterling. For its sterling activity the FSA requires the Group on a consolidated basis to maintain daily a minimum ratio of 100% between:

1. a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills, and cash held in branches) and
2. the sum of:
   - sterling wholesale net outflows contractually due within five working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond five working days); and
   - 5% of retail deposits with a residual contractual maturity of five working days or less.

The Group exceeded the minimum ratio requirement throughout 2005.

The FSA also set an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2005.

The Group's operational processes are actively managed to ensure that both the minimum sterling liquidity ratio and the minimum stock requirement are achieved or exceeded at all times.

Liquidity in non-sterling currencies

For non-sterling currencies, no specific regulatory liquidity requirement is currently set for the Group by the FSA. However, the importance of managing prudently the liquidity risk in its non-sterling activities is recognised and the Group manages its non-sterling liquidity risk daily within net mismatch limits set for the 0-8 calendar day and 0-1 month periods as a percentage of the Group's total deposit and debt liabilities.

In measuring its non-sterling liquidity risk, due account is taken of the marketability within a short period of the wide range of debt securities held. Appropriate adjustments are applied in each case, dependent on various parameters, to determine the Group's ability to realise cash at short notice via the sale or repo of such marketable assets if required to meet unexpected outflows.

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group's non-sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group's corporate counterparties who are active in raising funds from that market to switch to utilising facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities totalled less than £11 billion at 31 December 2005. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during 2005 and operational processes are actively managed to ensure that is the case going forward.

Developments in liquidity risk management regulation
Following the Basel Committee's publication of Sound Practices for Managing Liquidity in Banking Organisations in February 2000, a number of regulatory bodies internationally began reviewing their regulatory liquidity frameworks.

In the UK, the FSA published a discussion document – DP24 – in October 2003 setting out draft proposals for a new quantitative framework to operate in the UK. Comments made to the FSA, by the Group and other banks collectively, in response to these proposals, made clear the desirability of an internationally coordinated approach to the regulation of liquidity. An international forum of regulators, chaired jointly by the FSA and the US Federal Reserve Bank, was also established in 2004 to review regulation across the OECD. Their report is awaited. In 2005, the European Commission has also begun to consider the subject.

Following earlier consultation, the FSA also introduced in January 2005, new requirements for liquidity management systems and controls, particularly in respect of stress testing, contingency funding plans and related documentation. The Group has complied with these requirements and will continue to do so going forward.

The Group has been, and continues to be, actively involved in working with the various regulatory bodies to assist the development of an appropriate future regulatory liquidity regime which takes into account local national considerations but also gives due recognition to the integrated cross-border approach to the management of liquidity risk within most international banking groups.

Taking account of the indicative future regulatory requirements published to date, the Group continues to develop its liquidity risk reporting, management and stress testing capabilities.

Market risk
The Group is exposed to market risk because of positions held in its trading portfolios and its non-trading business including the Group's treasury operations. The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on value-at-risk ("VaR") limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group's trading portfolios. GEMC approves the high-level VaR and stress limits for the Group. The Group Market Risk function, independent from the Group's trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group's market risk management processes.

Value-at-risk
VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group's method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous two years of market data. The Group's VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

- Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

- VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

- VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.

Trading
The principal focus of the Group's trading activities is client facilitation – providing products to the Group's client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group's trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group's accounting policies for, and information with respect to, its exposures to derivative financial instruments, see Accounting policies and Note 19 on the accounts.

The VaR for the Group's trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2005				2004			
Trading	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	7.3	7.4	10.9	5.1	6.0	5.4	8.5	4.1
Credit spread	11.4	11.8	14.4	8.8	8.6	10.4	12.0	5.1
Currency	1.8	1.4	10.7	0.5	1.1	1.2	2.7	0.5
Equity and commodity	0.5	0.7	1.1	0.2	0.8	0.4	2.1	0.3
Diversification		(8.5)				(6.5)		
Total trading VaR	13.0	12.8	16.5	9.9	10.6	10.9	16.0	6.3

The Group's trading activities are carried out principally by Global Banking & Markets. The charts below depict the number of days on which Global Banking & Markets' trading income fell within the stated ranges

2005


Number of trading days
0
5
10
15
20
25
30
35
40
45
50
< (4)
(4) > <(2)
(2) > <0
0 > <2
2 > <4
4 > <6
6 > < 8
8 > < 10
10 > < 12
12 > < 14
14 > < 16
16 > < 18
18 > < 20
20 > < 22
22 > < 24
24 > < 26
26 > < 28
28 > < 30
30 > < 32
32 > < 34
36 > < 38
38 > < 40
40 > < 42
42 > < 44
< 44
Trading income (£m)

2004


Number of trading days
0
5
10
15
20
25
30
35
40
45
50
< (4)
(4) > <(2)
(2) > <0
0 > <2
2 > <4
4 > <6
6 > < 8
8 > < 10
10 > < 12
12 > < 14
14 > < 16
16 > < 18
18 > < 20
20 > < 22
22 > < 24
24 > < 26
26 > < 28
28 > < 30
30 > < 32
32 > < 34
36 > < 38
38 > < 40
40 > < 42
42 > < 44
Trading income (£m)

Non-trading

The principal market risks arising from the Group's non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and corporate banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group's investments in overseas subsidiaries, associates and branches. The Group's venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group's portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group's long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

- Interest rate risk

Non-trading interest rate risk arises from the Group's treasury activities and retail and corporate banking businesses.

Treasury

The Group's treasury activities include its money market business and the management of internal funds flow within the Group's businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group's treasury portfolios, which relates mainly to interest rate risk including credit spreads, was £3.5 million at 31 December 2005 (2004 – £5.7 million). During the year the maximum VaR was £5.8 million (2004 – £9.3 million), the minimum £2.8 million (2004 – £5.7 million) and the average £4.0 million (2004 – £7.3 million).

Retail and corporate banking

Structural interest rate risk arises in these activities where assets and liabilities have different repricing dates. It is the Group's policy to minimise the sensitivity of net interest income to changes in interest rates and where interest rate risk is retained to ensure that appropriate resources, measures and limits are applied.

Structural interest rate risk is calculated in each division on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group's capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group's trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group's treasury functions. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Non-trading interest rate VaR

Non-trading interest rate VaR for the Group's treasury and retail and corporate banking activities was £81.5 million at 31 December 2005 (2004 – £72.4 million) with the major exposure being to changes in longer term US dollar interest rates. During the year, the maximum VaR was £104.2 million (2004 – £89.7 million), the minimum £10.8 million (2004 – £51.5 million) and the average £65.5 million (2004 – £71.2 million).

Citizens was the main contributor to the Group's non-trading interest rate VaR. It invests in a portfolio of highly rated and liquid investments, principally mortgage-backed securities. This balance sheet management approach is common for US retail banks where mortgages are originated and then sold to Federal agencies for funding through the capital markets. VaR, like all interest rate risk measures, has its limitations when applied to retail banking books and the management of Citizens' interest rate exposures involves a number of other interest rate risk measures and related limits. Two measures that are reported both to Citizens ALCO and the Board are:

- the sensitivity of net accrual earnings to a series of parallel movements in interest rates; and
- economic value of equity ("EVE") sensitivity to a series of parallel movements in interest rates.


section
01
Operating and
financial review

The limits applied to these measures are set to parallel movements of +/-1% and +/-2%. The EVE methodology captures deposit re-pricing strategies and the embedded option risks that exist within both the investment portfolio of mortgage-backed securities and the consumer loan portfolio. EVE is the present value of the cash flows generated by the current balance sheet. EVE sensitivity to a 2% parallel movement upwards and downwards in US interest rates is shown below.

	Percent increase/(decrease) in Citizens EVE	
2005	2% parallel upward movement in US interest rates %	2% parallel downward movement in US interest rates (no negative rates allowed) %
Period end	(9.1)	(8.2)
Maximum	(10.1)	(9.8)
Minimum	(7.1)	(4.4)
Average	(9.2)	(7.9)
2004		
Period end	(9.2)	(4.4)
Maximum	(12.6)	(18.5)
Minimum	(5.2)	(4.4)
Average	(9.3)	(9.2)

For the Group, the other major structural interest rate risk arises from a low interest rate environment, particularly in sterling, sustained for a number of years. In such a scenario, deposit pricing may reach effective floors below which it is not practical to reduce rates further whilst variable rate asset pricing continues to decline. A sustained low rate scenario would also generate progressively reduced income from the medium and long term hedging of non-interest bearing liabilities. GALCO regularly reviews the impact of stress scenarios including the impact of substantial declines in rates to ensure that appropriate risk management strategies are employed. Resulting action may involve execution of derivatives, product development and tactical pricing changes.

Note 34 on the accounts includes, on pages 195 and 196, tables that summarise the Group's interest rate sensitivity gap for its non-trading book at 31 December 2005 and 31 December 2004. The tables show the contractual re-pricing for each category of asset, liability and for off-balance sheet items and do not reflect the behaviouralised repricing used in the Group's asset and liability management methodology and the non-trading interest rate VaR presented above.

- Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging liabilities.

The tables below set out the Group's structural foreign currency exposures.

2005	Net investments in foreign operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m
US dollar	15,452	6,637	8,815
Euro	2,285	139	2,146
Swiss franc	431	430	1
Chinese RMB	914	—	914
Other non-sterling	76	72	4
	19,158	7,278	11,880
2004			
US dollar	12,367	6,580	5,787
Euro	2,086	1,349	737
Swiss franc	398	392	6
Other non-sterling	116	112	4
	14,967	8,433	6,534

The US dollar open structural foreign currency exposure reflects the action taken to mitigate the effect of the acquisition in 2004 of Charter One on the Group's capital ratios. However, the increase in this position and the Euro structural exposure over 2004 is largely a result of the exclusion from the table of preference shares classified as equity under IFRS. These instruments continue to be considered part of the currency funding of foreign operations for asset and liability management purposes. The exposure in Chinese RMB arises from the Group's strategic investment in Bank of China.

- Equity risk

Non-trading equity risk arises principally from the Group's strategic investments, its venture capital activities and its general insurance business. General insurance investment strategy is discussed below under insurance risk.

VaR is not an appropriate risk measure for the Group's venture capital investments, which comprise a mix of quoted and unquoted investments, or its portfolio of strategic investments. These investments are carried at fair value with changes in fair value recorded in profit or loss, or in equity.

Insurance risk

The Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to reduce other risk exposures.

An insurance contract transfers risk from the policyholder to the insurer, whereby, in return for a premium paid, the insurer indemnifies the policyholder on the occurrence of specified events.

Insurance risk is the risk of fluctuations in the timing, frequency and severity of insured events, relative to the expectations of the Group at the time of underwriting. This risk is managed according to the following separate components:

- Underwriting and pricing risk,
- Claims management risk,
- Reinsurance risk,
- Reserving risk

Insurance risk is predictable, especially with the analysis of large volumes of data over time. There is, however, uncertainty around the predictions from various sources, for example, volatility of the weather. However, the Group has documented risk policies, coupled with governance frameworks to oversee and control and hence minimise the risks.

Underwriting and pricing risk

The Group manages underwriting and pricing risk through a wide range of processes and forums, which include:

- Underwriting guidelines which exist for all business transacted restricting the types and classes of business that may be accepted;

- Pricing policies which are set by pricing committees, by product line and by brand;

- Centralised control of policy wordings and any subsequent changes

Reinsurance and insurance of Group assets are centrally controlled in the same department as insurance risk and both have a similar framework of robust controls and processes.


section
01
Operating and financial review

Claims management risk

Claims management risk is the risk that claims are paid inappropriately. Claims are managed using a range of IT system controls and manual processes conducted by experienced staff, to ensure that claims are handled in a timely and accurate manner. Detailed policies and procedures exist to ensure that all claims are handled appropriately, with each member of staff having a specified handling authority. The processes include controls to avoid claims staff handling or paying claims beyond their authorities, as well as controls to avoid paying invalid claims. Loss adjustors are used to handle certain claims to conclusion.

Reinsurance risk

Reinsurance is used to protect the insurance results against the impact of major catastrophic events or unforeseen volumes of, or adverse trends in, large individual claims and to transfer risk that is outside the Group's current risk appetite.

The following types of reinsurance are used where appropriate:

- Excess of loss 'per individual risk' reinsurance to protect against significantly large individual losses.
- Excess of loss catastrophe 'event' reinsurance to protect against major events, for example, windstorms or floods.
- Quota share reinsurance to protect against unforeseen adverse trends, where the reinsurer takes an agreed percentage of premiums and claims.
- Other forms of reinsurance may be utilised according to need, subject to approval by senior management or the board as appropriate.

Reinsurance is only effective when the counterparty is financially secure. Before entering a contract with a new reinsurer, it must satisfy the Credit Risk Approval process that uses information derived internally and from security ratings agencies. Acceptable reinsurers are rated at A- or better unless specifically authorised by the RBS Insurance Group Board.

Reserving risk

Reserving risk relates to both premiums and claims. It is the risk that reserves are assessed incorrectly such that insufficient funds have been retained to pay or handle claims as the amounts fall due, both in relation to those claims which have already occurred (in relation to the claims reserves, including claims handling expense reserves) or will occur in future periods of insurance (in relation to the premium reserves).

a) Premium reserves

In respect of premium reserves, it is the Group's policy to ensure that the net unearned premium reserves and deferred acquisition costs are adequate to meet the expected cost of claims and associated expenses in relation to the exposure after the balance sheet date. To the extent that the unearned premium reserves and deferred acquisition costs are inadequate, a liability adequacy provision will be held which will initially write down any deferred acquisition asset held. Once any deferred acquisition asset has been exhausted, an additional liability adequacy provision will be established.

b) Claims reserves

It is the Group's policy to hold undiscounted claims reserves (including reserves to cover claims which have occurred but not been reported (IBNR reserves)) for all classes at a sufficient level to meet all liabilities as they fall due, having regard to actuarial estimates and the volatility observed and expected in the claims in each class.

The Group's policy is to hold provisions for the major classes of business in excess of the actuarial best estimate. The percentage margin in excess of this estimate is assessed by senior management, with particular reference to the volatility observed and expected in the claims in each class.

The Group's focus is on high volume and relatively straightforward products, for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which is used to monitor and accurately price the risks accepted. This attention to data analysis is reinforced by tight controls on costs and claims handling procedures.

Frequency and severity of specific risks and sources of uncertainty

Most general insurance contracts written by the Group are issued on an annual basis, which means that the Group's liability extends for a 12 month period, after which the Group is entitled to decline or renew or can impose renewal terms by amending the premium or excess or both.

The following paragraphs explain the frequency and severity of claims and the sources of uncertainty for the key classes that the Group is exposed to:

a) Motor insurance contracts (private and commercial)

Claims experience is quite variable, due to a wide number of factors, but the principal ones of these are age of driver, type of vehicle and use.

There are many sources of uncertainty that will impact the Group's experience under motor insurance, including operational risk, reserving risk, premium rates not matching claims inflation rates, the social, economic and legislative environment and reinsurance failure risks.

b) Property insurance contracts (residential and commercial)

The major causes of claims for property insurance are theft, flood, escape of water, fire, storm, subsidence and various types of accidental damage.

The major source of uncertainty in the Group's property accounts is the volatility of weather. Weather in the UK can affect most of the above perils. Over a longer period, the strength of the economy is also a factor. There are many other sources of uncertainty which include operational, reserving and reinsurance issues.

c) Commercial other insurance contracts

Other commercial claims come mainly from business interruption and loss arising from the negligence of the insured (liability insurance). Business interruption losses come from the loss of income, revenue and/or profit as a result of property damage claims. Liability insurance can be broken down between employers liability and public/products liability. The first is to indemnify employees for injury caused as a result of the insured's negligence. Public/products liability is to indemnify a third party for injury and/or damage as a result of an act of the Insured's negligence. As liability insurance is written on an occurrence basis, these covers are still subject to claims that manifest over a substantial period of time, but where loss was in existence during the life of the policy.

Fluctuations in the social, economic and legislative climate are a source of uncertainty in the Group's general liability account, and in particular court judgements and legislation (for example periodic payments under the Courts Act, a review of the Ogden tables used by the courts when setting personal injury claim values), significant events (for example terrorist attacks) and any emerging new heads of damage, types of claim that are not envisaged when the policy is written.

d) Creditor insurance

Creditor insurance contracts are designed to cover payments on secured or unsecured lending. These contracts are for a maximum term of 5 years. The causes of creditor insurance claims are loss of income through accident, sickness or unemployment or, in some circumstances, loss of life.

The main source of uncertainty affecting the Group's creditor accounts is the economic environment. A recession could lead to an increased number and cost of unemployment, accident and sickness claims. Other sources of uncertainty include operational and reserving issues.

Life business

The three regulated life companies of RBSG, NatWest Life Assurance Limited, Royal Scottish Assurance plc and Direct Line Life Limited, are required to meet minimum capital requirements at all times under the Financial Service Authority's Prudential Sourcebook. The capital resources covering the regulatory requirement are not transferable to other areas of the Group. To ensure that the capital requirement is satisfied at all times, each company holds an additional voluntary buffer above the absolute minimum. Sufficient capital resources are held to ensure that the capital requirements are covered over a two year projection period. Life insurance results are inherently uncertain, due to actual experience being different to modelled assumptions. Such differences affect regulatory capital resources, as do varying levels of new business. Therefore, projections are formally reviewed twice a year. Where there is a shortfall of capital, various options are available to provide new capital.

The Group is not exposed to price, currency, credit, or interest risk on unit linked life contracts but it is exposed to variation in management fees. A decrease of 10% in the value of the assets would reduce the asset management fees by £5 million per annum (2004 – £5 million). The Group also writes insurance contracts with minimum guaranteed death benefits that expose it to the risk that declines in the value of underlying investments may increase the Group's net exposure to death risk.

Frequency and severity of claims – for contracts where death is the insured risk, the most significant factors that could increase the overall frequency of claims are epidemics or wide spread changes in lifestyle, resulting in earlier or more claims than expected.

For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity.

For contracts with fixed and guaranteed benefits and fixed future premiums, there are no mitigating terms and conditions that reduce the insurance risk accepted. Participating contracts can result in a significant portion of the insurance risk being shared with the insured party.

Sources of uncertainty in the estimation of future benefit payments and premium receipts – the Group uses base tables of standard mortality appropriate to the type of contract being written and the territory in which the insured person resides. These are adjusted to reflect the Group's experience, mortality improvements and voluntary termination behaviour.

Purchased insurance

The Insurance Sourcing Department is responsible to GEMC for the Group-wide purchase of insurance as a means of reducing other risk exposures.

Enterprise risk

In order to adequately identify and manage the full range of Enterprise risk, the Group has separately defined operational and external risk:

Operational risk is defined as the risk arising within the organisation from:

- People – risks arising from an inappropriate level of staff, inadequately skilled or managed.
- Process – risk caused by inadequate or failed internal processes.
- Systems – risks of inadequately designed or maintained systems.
- Assets – risk of damage, misappropriation or theft of the Group's physical, logical and intangible assets.


section
01
Operating and financial review

External risk is defined as the risk arising outside of the organisation in three main areas:

- Business – risks arising from product performance, competitor activity, supplier unreliability or customer activity.
- Political – risks caused by political unrest or uncertainty, activity by public interest groups or extremists, and non-compliance with, or changes to, current legislation.
- Environment – risks arising due to demographic, macro-economic, technical, cultural or environmental change.

Enterprise risk also includes the potential or actual impact on corporate reputation arising from any of the Group's activities.

Enterprise risk management is achieved through monitoring the Group's exposure to direct or indirect loss using a range of policies, procedures, data, analytical tools and reporting techniques. In particular, Group-wide risk management processes ensure that enterprise risk issues are quickly escalated and resolved, that the risks inherent in new products are fully evaluated, and that emerging external risks are actively monitored.

Operational risk exposures and loss events for each division are captured through monthly Risk and Control returns, which provide details on the change of risk exposures for each risk category in the light of trends and the risk profile of each division.

Regulatory risk

Regulatory risk is the risk arising from failing to meet the requirements of our regulators. To mitigate this risk, the Group is active in various regulatory developments affecting risk, capital and liquidity management. This includes working with domestic and international trade associations, being active with various regulators, especially the FSA and the main regulatory groups, including the Basel Committee (see page 256), the Committee of European Banking Supervisors, the EU Commission and US regulators.

Contents



Sir George Mathewson, Sir Fred Goodwin, Sir Tom McKillop, Lawrence Fish, Guy Whittaker, Gordon Pell, Archie Hunter, Joe MacHale, Charles 'Bud' Koch, Janis Kong, Jim Currie, Bob Scott, Colin Buchan, Sir Steve Robson, Peter Sutherland, Miller McLean, Secretary

Chairman
Sir George Mathewson (age 65)
CBE, DUniv, LLD, FRSE, FCIBS
C (Chairman), N (Chairman)
Appointed to the Board in September 1987 and as Chairman in April 2001, Sir George Mathewson has a wide background in finance, technology and management and spent some of his career in the United States. He became Group Chief Executive in January 1992 and, in March 2000, he was appointed Executive Deputy Chairman. He is a director of The Scottish Investment Trust PLC and the Institute of International Finance, Inc. He is also president of the International Monetary Conference, a member of the Advisory Committee of Bridgepoint Capital Limited and a member of the Financial Reporting Council. He was chief executive of the Scottish Development Agency from 1981 to 1987 and is a former president of the British Bankers' Association.

Deputy Chairman and Chairman-designate
Sir Tom McKillop* (age 62)
C, N
Appointed to the Board as Deputy Chairman in September 2005, Sir Tom is a non-executive director of BP p.l.c., and was formerly chief executive of AstraZeneca plc. He was formely president of the European Federation of Pharmaceutical Industries and Associations and chairman of the British Pharma Group. He is Pro-Chancellor of the University of Leicester and a trustee of the Council for Industry and Higher Education.

Executive directors
Sir Fred Goodwin (age 47)
DUniv, FCIBS, FCIB, LLD
Group Chief Executive
C
Appointed to the Board in August 1998, Sir Fred Goodwin is a Chartered Accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince's Trust, a non-executive director of Bank of China Limited and a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish (age 61)
Chairman and Chief Executive Officer of Citizens Financial Group, Inc.
Appointed to the Board in January 1993, Lawrence Fish is an American national. He is a career banker and was a director of the Federal Reserve Bank of Boston. He is a trustee of The Brookings Institution and a director of the Financial Services Roundtable, Textron Inc., and numerous community organisations in the USA.

Gordon Pell (age 56)
FCIBS, FCIB
Chief Executive, Retail Markets
Appointed to the Board in March 2000, Gordon Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is also a director of Race for Opportunity and a member of the National Employment Panel and the FSA Practitioner Panel.

Guy Whittaker (age 49)
Group Finance Director
C
Appointed to the Board in February 2006, Guy Whittaker was formerly group treasurer at Citigroup Inc., based in New York, having previously held a number of management positions within the financial markets business at Citigroup. He was elected a Lady Beaufort Fellow of Christ's College Cambridge in 2004.

Non-executive directors
Colin Buchan* (age 51)
A, C, R
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is chairman of UBS Securities Canada Inc. and vice-chairman of Standard Life Investments Limited. He is also a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited and World Mining Investment Company Limited.

Jim Currie* (age 64)
D.Litt
R
Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU's environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of Total Holdings UK Limited, an international advisor to Eversheds and a consultant to Butera & Andrews UK Limited.

Archie Hunter* (age 62)
A (Chairman), C
Appointed to the Board in September 2004, Archie Hunter is a Chartered Accountant. He was Scottish senior partner of KPMG between 1992 and 1999 and President of The Institute of Chartered Accountants of Scotland in 1997/1998. He has extensive professional experience in the UK and North and South America. He is currently chairman of Macfarlane Group plc, a director of Edinburgh US Tracker Trust plc, Convenor of Court at the University of Strathclyde and a governor of the Beatson Cancer Research Institute.

Charles 'Bud' Koch (age 59)
Appointed to the Board in September 2004, Bud Koch is an American national. He has extensive professional experience in the USA and is currently chairman of the board of the Federal Home Loan Bank of Cincinnati, chairman of the board of John Carroll University and a trustee of Case Western Reserve University. He was chairman, president and chief executive officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A between 1973 and 2004. He is also a director of Assurant, Inc.

Janis Kong* (age 55)
OBE, DUniv
Appointed to the Board in January 2006, Janis Kong is currently executive chairman of Heathrow Airport Limited, chairman of Heathrow Express Limited and a director of BAA plc and Portmeirion Group plc. She is also a member of the board of Visit Britain and previously served as a member of the board of the South East England Regional Development Agency.

Joe MacHale* (age 54)
A
Appointed to the Board in September 2004, Joe MacHale is currently a non-executive director and chairman of the audit committee of Morgan Crucible plc, a non-executive director of Brit Insurance Holdings plc, and a trustee of MacMillan Cancer Relief. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region.

Sir Steve Robson* (age 62)
A
Appointed to the Board in July 2001, Sir Steve Robson is a former senior UK civil servant, who had responsibility for a wide variety of Treasury matters. His early career included the post of private secretary to the Chancellor of the Exchequer and secondment to ICFC (now 3i). He was also a second permanent secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of JP Morgan Cazenove Holdings, Xstrata Plc and Partnerships UK plc, and a member of the Chairman's Advisory Committee of KPMG.

Bob Scott* (age 64)
CBE, FCIBS
C, N, R (Chairman)
Appointed to the Board in January 2001, Bob Scott is an Australian national. He is the senior independent director. He has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc and a non-executive director of Swiss Reinsurance Company (Zurich), Jardine Lloyd Thompson Group plc and Focus DIY Group Limited. He is also a trustee of the Crimestoppers Trust and an adviser to Duke Street Capital.

Peter Sutherland* (age 59)
KCMG
C, N
Appointed to the Board in January 2001, Peter Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European Commissioner responsible for competition policy. He is chairman of BP p.l.c. and Goldman Sachs International and honorary president and member of the Advisory Council for the European Movement – Ireland. He was formerly chairman of Allied Irish Bank and a director general of GATT and the World Trade Organisation.

Group Secretary and General Counsel
Miller McLean (age 56)
FCIBS
C
Miller McLean was appointed Group Secretary in August 1994. He is a trustee of the Industry and Parliament Trust, a non-executive chairman of The Whitehall and Industry Group and a director of The Scottish Parliament and Business Exchange.

A member of the Audit Committee
C member of the Chairman's Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
* independent non-executive director


section
02
Governance

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2005.

Profit and dividends

The profit attributable to the ordinary shareholders of the company for the year ended 31 December 2005 amounted to £5,392 million compared with £4,856 million for the year ended 31 December 2004, as set out in the consolidated income statement on page 145.

An interim dividend of 19.4p per ordinary share was paid on 7 October 2005 totalling £619 million (2004 – £529 million). The directors now recommend that a final dividend of 53.1p per ordinary share totalling £1,700 million (2004 – £1,308 million) be paid on 9 June 2006 to members on the register at the close of business on 10 March 2006. Subject to approval of the dividend at the Annual General Meeting, shareholders will be offered the opportunity to participate in a dividend reinvestment plan, which will replace the current scrip dividend scheme.

Activities and business review

The company is a holding company owning the entire issued ordinary share capital of the Royal Bank, the principal direct operating subsidiary undertaking of the company. The "Group" comprises the company and all its subsidiary and associated undertakings, including the Royal Bank and NatWest. The Group is engaged principally in providing a wide range of banking, insurance and other financial services. The financial risk management objectives and policies of the Group and information on the Group's exposure to price, credit, liquidity and cash flow risk are contained in Note 34 on the financial statements. Details of the principal subsidiary undertakings of the company are shown in Note 15. A review of the business for the year to 31 December 2005, of recent events and of likely future developments is contained in the Operating and financial review.

Business developments

In August 2005, the Group announced a strategic partnership with Bank of China (BoC). Subsequently, a Group-led consortium acquired a 10% shareholding in BoC through a majority-owned subsidiary for US$3.1 billion (£1.7 billion). The Group's share of the investment (US$1.6 billion) was financed through the disposal of its 2.2% holding in the issued share capital of Banco Santander Central Hispano, S.A. Following receipt of all required regulatory approvals, the investment was completed in December 2005. The two banks will co-operate across a range of business activities in China including credit cards, wealth management, corporate banking and personal lines insurance. They will also closely co-operate in key operational areas including financial controls, risk management, human resources and corporate governance.

Going concern

The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the 'going concern' basis for preparing the accounts.

Ordinary share capital

During the year ended 31 December 2005, the ordinary share capital was increased by the following issues:

(a) 13.5 million ordinary shares allotted as a result of the exercise of options under the company's executive, sharesave and option 2000 schemes and a further 0.7 million ordinary shares allotted in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company's shares following the acquisition of NatWest in 2000;

(b) 7.4 million ordinary shares allotted in lieu of cash dividends; and

(c) 2.3 million ordinary shares allotted under the company's employee share ownership plan.

Details of the authorised and issued ordinary share capital at 31 December 2005 are shown in Note 30.

Preference share capital

Details of issues of preference shares during the year and the authorised and issued share capital at 31 December 2005 are shown in Note 30.

Authority to repurchase shares

At the Annual General Meeting in 2005, shareholders renewed the authority for the company to make market purchases of up to 317,495,924 ordinary shares. The directors have not exercised this authority to date. The Group has however announced its intention to repurchase up to £1 billion of ordinary shares over the course of the next 12 months, and shareholders will be asked to renew this authority at the Annual General Meeting in April.

Shareholdings

As at 27 February 2006, the company had been notified of the following interests in its shares, in accordance with section 198 of the Companies Act 1985:

	Number of shares	% held
Ordinary shares:		
Legal & General Group plc	98,761,695	3.40
Barclays PLC	126,816,644	3.97
The Capital Group of Companies, Inc	95,578,555	3.01
11% cumulative preference shares:		
Guardian Royal Exchange Assurance plc	129,830	25.97
Windsor Life Assurance Company Limited	51,510	10.30
Mr S. J. and Mrs J. A. Cockburn	30,810	6.16
Cleaning Tokens Limited	25,500	5.10

	Number of shares	% held
5½% cumulative preference shares:		
Commercial Union Assurance plc	91,429	22.86
Mr P. S. and Mrs J. Allen	86,999	21.75
Bassett-Patrick Securities Limited*	46,255	11.56
E M Behrens Charitable Trust	20,000	5.00
Mrs Gina Wild	19,800	4.95
Trustees of The Stephen Cockburn Limited Pension Scheme	19,879	4.97
Miss Elizabeth Hill	16,124	4.03
Mr W. T. Hardison Jr.	13,532	3.38
Ms C. L. Allen	13,200	3.30
Ms J. C. Allen	12,750	3.18

* Notification has been received on behalf of Mr A. W. R. Medlock and Mrs H. M. Medlock that they each have an interest in the holding of 5½% cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are further holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.

Directors

The names and brief biographical details of the directors are shown on page 109. All directors, except:

- Sir Angus Grossart, Lord Vallance and Iain Robertson, who retired from the Board on 20 April 2005, and Eileen Mackay, who retired from the Board on 31 December 2005,

- Sir Tom McKillop, who was appointed to the Board on 1 September 2005, Janis Kong, who was appointed to the Board on 1 January 2006, and Guy Whittaker, who was appointed to the Board on 1 February 2006, and

- Fred Watt, who resigned from the Board on 31 January 2006,

served throughout the year and to the date of signing of the financial statements.

Sir Tom McKillop, Colin Buchan, Janis Kong, Bob Scott, Peter Sutherland and Guy Whittaker will retire and offer themselves for election or re-election at the company's Annual General Meeting. Bill Friedrich, Johnny Cameron and Mark Fisher have been appointed as directors with effect from 1 March 2006 and will also offer themselves for election at the company's Annual General Meeting.

Details of the service agreement for Guy Whittaker are set out on page 125. Johnny Cameron has a service agreement with The Royal Bank of Scotland plc dated 29 March 1998 which may be terminated by Mr Cameron giving six months notice to the Royal Bank and by the Royal Bank giving 12 months notice to Mr Cameron. Mark Fisher has a service agreement with The Royal Bank of Scotland plc dated 3 May 2000 which may be terminated by either party giving six months notice to the other. No other director seeking election or re-election has a service agreement.

Sir George Mathewson will retire as Chairman of the Board with effect from the conclusion of the Annual General Meeting on 28 April 2006. The Group has secured his continued employment to serve in an advisory role to the Group. Sir Tom McKillop will succeed Sir George as Chairman.

Directors' interests

The interests of the directors in the shares of the company at 31 December 2005 are shown on page 130. None of the directors held an interest in the loan capital of the company or in the shares and loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2005 to 27 February 2006.

Employee proposition

The Group recognises that staff performance is central to the successful delivery of its overall business strategy. Accordingly, the Group focuses on maintaining an employee proposition that attracts, engages and retains the best available talent.

Employee recruitment

Utilising a wide range of recruitment channels, including an open internal jobs market, talent forums and detailed succession planning, the Group ensures that the recruitment and development of employees is closely aligned to organisational requirements. A strong standing as an employer of choice prompts applications from hundreds of thousands of potential candidates each year. Similarly, all vacancies are displayed internally and RBS employees can apply for any role.

The Group retains a high profile as a graduate recruiter, providing a wide range of development programmes. In 2005, more than 14,000 graduates applied for over 230 places with the Group. The Group also received the Association of Graduate Recruiters Award for delivering the 'Best Integrated Marketing Recruitment Campaign' targeted at graduates.


section
02
Governance

Group-wide co-ordination and access to recruitment and interview skills training ensures recruitment complies with internal and regulatory requirements. In addition, the Group continues to ensure all appointees are appropriately referenced and screened prior to joining the organisation.

Employee reward

The Group acknowledges that its continuing success is closely linked to the performance, skills and individual commitment of its employees. Significant focus is therefore given to offering an exceptional reward proposition to all RBS Group employees in order to attract, motivate and retain the best available talent at every level.

In 2005, employee costs of £5,992 million, including National Insurance and pension costs of £864 million, made up over a third of total expenditure.

The Group's remuneration and benefits package, Total Reward, (consisting of salary, bonus, share scheme and competitive pension benefits) is acknowledged as one of the most comprehensive and flexible packages in the financial services sector. Salary awards within the Group reflect individual performance, offering greater increases for high performers, as well as acknowledging market competitor movements.

RBSelect, the Group's benefits choice programme, forms part of the Total Reward package. It provides for UK staff in the Group a flexible way of tailoring their reward to reflect their own individual lifestyle needs. Options range from subsidised childcare vouchers and discounted personal insurance products to environmentally friendly bicycle purchases.

Employees can also participate in bonus incentive plans specific to their business and share in the Group's ongoing success through profit sharing, Buy As You Earn and Sharesave schemes, which align their interests with those of shareholders. UK employees participate in profit sharing that is directly related to the annual performance of the Group. For the last seven years this has amounted to a further 10 percent of basic salary.

To enable employees to get the most from Total Reward, a wide range of information about reward and benefits has been introduced through RBSpeople.com, an internet site offering 24 hour access from home or work.

The RBS group Charity Lottery was launched during 2005. Employees contributing to the prize fund through a small monthly entry fee have the chance to win up to 50% of the total funds collected each month. The remainder, after payment of a small lottery-operating fee, is donated to charity.

The Group continues to offer membership of its final pension scheme, with the entire cost being met by the Group. The largest scheme is the Royal Bank of Scotland Group Pension Fund, with 80,000 employee members in the UK.

Employee learning and development

The Group actively encourages learning and development and is committed to creating and providing opportunities both inside and outside the workplace. These experiences are provided through a variety of developmental initiatives, technological innovations and learning networks and forums. Creating and maintaining a talented network of people across the Group ensures not only a strong leadership capability, but also a high performing workforce.

In 2005 a new Group-wide approach to leadership development was launched. Called the "Leadership Journey", it defines success at different leadership levels and the key developmental challenges that employees face as they progress within the Group. A suite of development programmes has been designed and implemented to ensure appropriate leadership development, supporting the challenges that individual leaders face whilst completing different stages of the Leadership Journey.

A core component of this ongoing activity is the Group's Executive Leadership Programme (developed in conjunction with the Harvard Business School) and the establishment of an on-site business school at the Group Headquarters at Gogarburn, Edinburgh, which opened in January 2006. The Business School is central to the Group's commitment to developing its leaders, and equipping them with the skills and confidence necessary to lead in complex and challenging environments.

Employee communication

Employee engagement is encouraged through a variety of means including a corporate intranet, Group and divisional magazines, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

During 2005, the high quality of the Group's internal communications was reflected by success in a number of prestigious external awards schemes. Awards were attained at both Group and divisional level and included a Gold Award for hub magazine, the Manufacturing division's internal publication, at the UK Communicators in Business Awards, and a Gold Award for the Group Communications team in the Regular Communications category at the International Visual Communication Association Awards

The Group Chief Executive and other senior Group executives regularly communicate with employees through 'Question Time' style programmes, broadcast on the Group's internal television network. An 'Open Air' debate chaired by the Group Chief Executive on Diversity and Inclusion, seeking to ensure equality of opportunity for employees and customers, typifies this approach.

Employee consultation

The Group's confidential global Employee Opinion Survey is externally designed, undertaken and analysed annually on behalf of the Group by International Survey Research ("ISR").

The survey enables employees to maximise their contribution to the Group by expressing their views and opinions on a range of key issues.

The results from the 2005 survey, which 86% of Group employees completed, demonstrated significant improvements for the fifth successive year. This year, for the very first time, the Group scored above the ISR Global Financial Services Norm in every single category.

The survey results are presented at Board, divisional and team levels. Action plans are developed to address any issues identified. With continuing year-on-year improvement, strong divisional results and improvements in all leading indicators, it is believed that results are sustainable, particularly given the Group's focus on continuous improvement.

In addition to direct communication and consultation with employees, the Group recognises the trade union Amicus in the UK, and the Irish Bank Officials Association and the Services, Industrial, Professional and Technical Union in Ireland. These formal relationships are complemented by works council arrangements in many of the Group's mainland Europe-based operations.

The Group has an European Employee Communication Council that provides elected employee representatives with an opportunity to better understand market conditions and strategic decisions with transnational impact on our European operations.

Diversity

The Group's "Managing Diversity" policy sets a framework and a minimum standard within which all employees can develop to their full potential irrespective of race, gender, marital status, age, disability, religious belief, political opinion or sexual orientation. Each division has developed and delivered an action plan incorporating both Group and division-specific priorities to promote diversity across all areas of the employee lifecycle.

The success of this approach culminated in the Group receiving a Gold Standard Award in the Race for Opportunity Benchmarking Survey, having previously attained a Bronze in 2004. The Group maintains its involvement in and support of the UK Employers' Forum on Age, Employers' Forum on Disability, Employers' Forum on Belief, Stonewall and of the Government's Age Positive campaign.

The Group is also committed to ensuring that all prospective applicants for employment are treated fairly and equitably throughout the recruitment process. Its comprehensive resourcing standards cover the attraction and retention of individuals with disabilities. Reasonable adjustments are provided to support applicants in the recruitment process where these are required. The Group provides reasonable workplace adjustments for new entrants into the Group and for existing employees who become disabled during their employment.

Health, safety, wellbeing and security

The health, safety, wellbeing and security of RBS staff and customers continue to be a priority for the Group. Regular reviews are undertaken of both policies and processes to ensure compliance with current legislation and best practice. The Group focus is on ensuring that these policies are closely linked to the operational needs of the business.

Corporate responsibility

Business excellence requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations. The Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

The Board regularly considers corporate responsibility issues and receives a formal report twice each year. Further details of the Group's corporate responsibility policies will be contained in the 2005 Corporate Responsibility Report.

Code of ethics

The Group has adopted a code of ethics that is applicable to all of the Group's employees and a copy is available upon request.

Charitable contributions

In 2005 the contribution to the Group's Community Investment programmes increased to £56.2 million (2004 – £45.8 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2005 was £24.3 million (2004 – £20.1 million).

Corporate governance

The company is committed to high standards of Corporate governance. Details are given on pages 115 to 120.

Political donations

No political donations were made during the year.

At the Annual General Meeting in 2002, shareholders gave authority for the company and certain of its subsidiaries to make political donations and incur political expenditure up to a maximum aggregate sum of £675,000 as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000, for a period of four years. These authorities have not been used and it is not proposed that the Group's longstanding policy of not making contributions to any political party be changed. A resolution to renew a general Group authority will be proposed at the Annual General Meeting on 28 April 2006.

Policy and practice on payment of creditors

The Group is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Group's policy to negotiate and agree terms and conditions with its suppliers, which includes the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2005, the Group's trade creditors represented 27 days (2004 – 27 days) of amounts invoiced by suppliers. The company does not have any trade creditors.

Directors' indemnities

In terms of section 309C of The Companies Act 1985 (as amended), the directors of the company, members of the Group Executive Management Committee and Approved Persons of the Group (under the Financial Services and Markets Act 2000) have been granted Qualifying Third Party Indemnity Provisions by the company.

Auditors

The auditors, Deloitte & Touche LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte & Touche LLP as the company's auditor will be proposed at the forthcoming Annual General Meeting.

By order of the Board.

Miller McLean
Secretary
27 February 2006

The Royal Bank of Scotland Group plc
is registered in Scotland No. 45551.

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2005, the company has complied with all of the provisions set out in the revised Combined Code issued by the Financial Reporting Council in July 2003 (the "Code") except in relation to the authority reserved to the Board to make the final determination of the remuneration of the executive directors, which is explained below in the paragraph headed 'Remuneration Committee'.

The company has also complied with the Smith Guidance on Audit Committees in all material respects.

Under the US Sarbanes-Oxley Act of 2002, enhanced standards of corporate governance and business and financial disclosure apply to companies, including the company, with securities registered in the US. The Group complies with all currently applicable sections of the Act.

Board of directors

The Board is the principal decision-making forum for the company. It has overall responsibility for leading and controlling the company and is accountable to shareholders for financial and operational performance. The Board approves Group strategy and monitors performance. The Board has adopted a formal schedule of matters detailing key aspects of the company's affairs reserved to it for its decision. This schedule is reviewed annually.

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all non-executive and executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and the financial and risk management of the company. Meetings of the Board are structured to allow open discussion.

The Board met nine times during 2005 and was supplied with comprehensive papers in advance of each Board meeting covering the Group's principal business activities. Members of the executive management attend and make regular presentations at meetings of the Board.

Board balance and independence

The Board currently comprises the Chairman, four executive directors and ten non-executive directors. The Board functions effectively and efficiently, and is considered to be of an appropriate size in view of the scale of the company and the diversity of its businesses. The directors provide the Group with the knowledge, mix of skills, experience and networks of contacts required. The Board Committees contain directors with a variety of relevant skills and experience so that no undue reliance is placed on any individual.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the company's business activities. The names and biographies of all Board members are set out on page 109.

The composition of the Board is subject to continuing review and the provisions of the Code will be taken into account in respect of the balance of the Board. The Code requires the Board to determine whether its non-executive members are independent.

The Board comprises nine independent and five non-independent directors (including executive directors), in addition to the Chairman. Sir Tom McKillop is Chairman-designate and Bob Scott has been nominated as the senior independent director.

The Board considers that all non-executive directors are independent for the purposes of the Code, with the exception of Bud Koch who was formerly Chairman, President and Chief Executive Officer of Charter One Financial, Inc. which was acquired by Citizens Financial Group, Inc. in 2004.

Re-election of directors

At each Annual General Meeting, one third of the directors retire and offer themselves for re-election and each director must stand for re-election at least once every three years. Any non-executive directors who have served for more than nine years will also stand for annual re-election and the Board may consider their independence at that time. The proposed re-election of directors is subject to prior review by the Board.

The names of directors standing for re-election at the 2006 Annual General Meeting are contained on page 111 and further information will be given in the Chairman's letter to shareholders in relation to the company's Annual General Meeting.

Information, induction and professional development

All directors receive accurate, timely and clear information on all relevant matters. Any requests for further information or clarification are dealt with or co-ordinated by the Group Secretary.

The Group Secretary is responsible for advising the Board, through the Chairman, on all governance matters. All directors have access to the advice and services of the Group Secretary who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

Each new director receives a formal induction, including visits to all the Group's major businesses and meetings with senior management. The induction is tailored to the director's specific requirements. Existing directors undertake such professional development as they consider necessary in assisting them to carry out their duties as directors.


section
02
Governance

Performance evaluation

The annual performance evaluation of the Board and its Committees was undertaken in the autumn of 2005. The evaluation, which covered the operation and effectiveness of the Board, the Remuneration Committee and the Nominations Committee, was conducted by the Group Secretary using a detailed questionnaire and meetings with each director. Amongst the areas reviewed were the composition of the Board, Board processes and performance against objectives.

In addition, each director discussed his or her own performance with the Chairman and the senior independent director met individually with the executive directors and with the non-executive directors as a group without the Chairman present, to consider the Chairman's performance. The report on the Board evaluation, which was designed to assist the Board in further improving its performance, was considered and discussed by the Board as a whole and specific actions are currently being implemented.

A review of the effectiveness of the Audit Committee was undertaken during the year by PricewaterhouseCoopers and was the subject of a separate report to the Board. Amongst the areas reviewed were the composition and performance of the Committee and the Committee's role in relation to internal and external audit, risk management and financial reporting.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis. The names and biographies of all Board Committee members are set out on page 109.

The terms of reference of the Audit, Remuneration and Nominations committees and the standard terms and conditions of the appointment of non-executive directors are available on the Group's website (www.rbs.com) and copies are available on request.

Audit Committee

All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year. The Audit Committee's report is contained on pages 119 and 120.

Remuneration Committee

All members of the Remuneration Committee are independent non-executive directors. The Remuneration Committee holds at least three meetings each year.

The Remuneration Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the formulation and review of the Group's executive remuneration policy. The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for its executive directors and the Chairman. The Directors' Remuneration Report is contained on pages 121 to 129.

Responsibility for determining the remuneration of executive directors has not been delegated to the Remuneration Committee, and in that sense the provisions of the Code have not been complied with. The Board as a whole reserves the authority to make the final determination of the remuneration of directors as it considers that this two stage process allows greater consideration and evaluation and is consistent with the unitary nature of the Board. No director is involved in decisions regarding his or her own remuneration.

Nominations Committee

The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman of the Board. The Nominations Committee meets as required.

The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. It considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit and against objective criteria, including the time available to, and the commitment which will be required of, the potential director.

In addition, the Nominations Committee considers succession planning for the Chairman, Group Chief Executive and non-executive directors. The Nominations Committee takes into account the knowledge, mix of skills, experience and networks of contacts which are anticipated to be needed on the Board in the future. The Chairman, Group Chief Executive and non-executive directors meet to consider executive succession planning. No director is involved in decisions regarding his or her own succession.

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as non-executive directors of the company.

Meetings

The number of meetings of the Board and the Audit, Remuneration and Nominations Committees and individual attendance by members is shown below.

	Board	Audit	Remuneration	Nominations
Total number of meetings in 2005	9	9	5	5
Number of meetings attended in 2005				
Sir George Mathewson	9	–	–	5
Sir Tom McKillop*	2	–	–	2
Lord Vallance**	4	–	–	–
Sir Angus Grossart**	4	–	–	–
Sir Fred Goodwin	9	–	–	–
Mr Buchan	9	8	5	–
Dr Currie	9	–	5	–
Mr Fish	6	–	–	–
Mr Hunter	9	9	–	–
Mr Koch	9	–	–	–
Mr MacHale	9	9	–	–
Miss Mackay	9	9	5	–
Mr Pell	9	–	–	–
Mr Robertson**	3	–	–	–
Sir Steve Robson	9	9	–	–
Mr Scott	9	–	5	4
Mr Sutherland	8	–	–	4
Mr Watt	9	–	–	–

* Sir Tom McKillop was appointed to the Board on 1 September 2005.

** Lord Vallance, Sir Angus Grossart and Iain Robertson retired from the Board on 20 April 2005.

Relations with shareholders

The company communicates with shareholders through the annual report and by providing information in advance of the Annual General Meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time throughout the year. Shareholders are given the opportunity to ask questions at the Annual General Meeting or submit written questions in advance. The chairmen of the Audit, Remuneration and Nominations Committees are available to answer questions at the Annual General Meeting.

Communication with the company's largest institutional shareholders is undertaken as part of the company's investor relations programme. During the year, the directors received copies of analysts' reports and a monthly report from the Group's investor relations department which includes an analysis of share price movements, the Group's performance against the sector, and key broker comments. In addition, information on major investor relations activities and changes to external ratings are provided. In 2005, the senior independent director attended results presentations to enhance his understanding of the views of major shareholders and would be available to shareholders if concerns could not be addressed through the normal channels. The arrangements used to ensure that directors develop an understanding of the views of major shareholders are considered as part of the annual Board performance evaluation.

The Chairman, Group Chief Executive, Group Finance Director and, if appropriate, the senior independent director communicate shareholder views to the Board as a whole.

In 2005, a survey of investor perceptions was undertaken on behalf of the Board by independent advisers, and the findings were considered by the Board.

Internal control

The Board of directors is responsible for the Group's system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, the Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

The Board has established a process for the identification, evaluation and management of the significant risks faced by the Group, which operated throughout the year ended 31 December 2005 and to 27 February 2006, the date the directors approved the Report and Accounts. This process is regularly reviewed by the Board and meets the requirements of the guidance 'Internal Control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales in 1999.

The effectiveness of the Group's internal control system is reviewed regularly by the Board and the Audit Committee. Executive management committees or boards of directors in each of the Group's businesses receive quarterly reports on significant risks facing their business and how they are being controlled. These reports are combined and submitted to the Board as quarterly risk and control assessments. Additional details of the Group's approach to risk management are given in the 'Risk management' section of the 'Operating and financial review' on pages 86 to 106. The Audit Committee also receives regular reports from Group Risk Management and Group Internal Audit. In addition, the Group's independent auditors present to the Audit Committee reports that include details of any significant internal control matters which they have identified. The system of internal controls of the authorised institutions and other regulated entities in the Group is also subject to regulatory oversight in the UK and overseas. Additional details of the Group's regulatory oversight are given in the Supervision and Regulation section on pages 253 to 256.

Disclosure controls and procedures

As required by US regulations, the Group Chief Executive and the Group Finance Director have evaluated the effectiveness of the company's disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934). This evaluation has been considered and approved by the Board which has authorised the Group Chief Executive and the Group Finance Director to certify that as at 31 December 2005, the company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls

There was no change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Audit Committee Report

The members of the Audit Committee are Archie Hunter (Chairman), Colin Buchan, Joe MacHale, Eileen Mackay, until her retirement on 31 December 2005, and Sir Steve Robson. All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year, two of which are held immediately prior to submission of the interim and annual financial statements to the Group Board. This core agenda is supplemented by additional meetings as required, four being added in 2005. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and risk management executives. At least twice per annum the Committee meets privately with the external auditors. The Audit Committee also visits business divisions and certain Group functions under a programme set at the beginning of each year.

The Board is satisfied that all the Audit Committee members have recent and relevant financial experience. Although the Board has determined that each Member of the Audit Committee is an 'Audit Committee Financial Expert' and is independent, each as defined in the SEC rules under the US Securities Exchange Act of 1934 and related guidance, the members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity. The designation of a director or directors as an 'Audit Committee Financial Expert' does not impose on any such director any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such director as a member of the Audit Committee and Board in the absence of such a designation. Nor does the designation of a director as an 'Audit Committee Financial Expert' affect the duties, obligations or liability of any other member of the Board.

The Audit Committee is responsible for:

- assisting the Board in discharging its responsibilities and in making all relevant disclosures in relation to the financial affairs of the Group;
- reviewing accounting and financial reporting and regulatory compliance;
- reviewing the Group's systems of internal control; and
- monitoring the Group's processes for internal audit, risk management and external audit.

Full details of the responsibilities of the Audit Committee are available at www.rbs.com/content/corporate_responsibility/corporate_governance/downloads/group_audit.pdf.

The Audit Committee has adopted a policy on the engagement of the external auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm. The Audit Committee reviews the policy annually and prospectively approves the provision of audit services and certain non-audit services by the external auditors.

Annual audit services include all services detailed in the annual engagement letter including the annual audit and interim reviews (including US reporting requirements), periodic profit verifications and reports to regulators including skilled persons reports commissioned by the Financial Services Authority (e.g. Reporting Accountants Reports).

Annual audit services also include statutory or non-statutory audits required by any Group companies that are not incorporated in the United Kingdom. Terms of engagement for these audits are agreed separately with management, and are consistent with those set out in the audit engagement letter, as local regulations permit.

The prospectively approved non-audit services include the following classes of service:

- capital raising, including consents, comfort letters and relevant reviews of registration statements;
- provision of accounting opinions relating to the financial statements of the Group;
- provision of reports that, according to law or regulation, must be rendered by the external auditors;
- tax compliance services;
- corporate finance services relative to companies that will remain outside the Group; and
- insolvency work relating to the Group's customers.

The Audit Committee approves all other permitted non-audit services on a case by case basis. The relevant submissions by management outline the service required and confirm that the external auditor's independence will not be compromised. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance. Information on the audit and non-audit services carried out by the external auditors is detailed in Note 4 to the Group's accounts.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The results of this evaluation are reported to the Board.

The Audit Committee makes recommendations to the Board in relation to the remuneration and terms of engagement of the external auditors and the re-appointment by the shareholders at the Annual General Meeting in April 2006 of Deloitte & Touche LLP as the external auditors.

In 2004 KPMG conducted a review of the effectiveness of Group Internal Audit. It is intended that there will be an external review of the effectiveness of Group Internal Audit every three years, with internal reviews continuing in the intervening years. In 2005 the Audit Committee conducted a review of Group Internal Audit that involved cross Group participation and the external auditors.

During 2005 PricewaterhouseCoopers conducted an external review of the effectiveness of the Audit Committee. It is intended that there will be an external review of the effectiveness of the Audit Committee every three years, with internal reviews by the Board continuing in the intervening years.

In 2005 the Audit Committee reviewed the audit committee structure throughout the Group and as a result proposed to the Board a reorganisation and strengthening of the structure to ensure that audit committees would cover each separate Group business appropriately. That recommendation was accepted by the Board and is now being implemented.

Archie Hunter
Chairman of the Audit Committee
27 February 2006

The Remuneration Committee

The members of the Remuneration Committee are Bob Scott (Chairman), Colin Buchan, Jim Currie and Eileen Mackay, until her retirement on 31 December 2005. All members of the Remuneration Committee are independent non-executive directors.

During the accounting period, the Remuneration Committee received advice from Watson Wyatt, Mercer Human Resource Consulting and Ernst & Young LLP on matters relating to directors' remuneration in the UK (Watson Wyatt and Ernst & Young) and US (Mercer). In addition, the Remuneration Committee has taken account of the views of the Chairman of the Board and the Group Chief Executive on performance assessment of the executive directors.

In addition to advising the Remuneration Committee, Watson Wyatt provided professional services in the ordinary course of business, including actuarial advice and benefits administration services to subsidiaries of the Group and investment consulting advice to The Royal Bank of Scotland Pension Trustees Limited. Mercer Human Resource Consulting provided advice and support in connection with a range of benefits, pension actuarial and investment matters. Ernst & Young provided professional services in the ordinary course of business, including actuarial and corporate recovery advice.

Remuneration policy

The executive remuneration policy was approved by shareholders at the company's Annual General Meeting in 2005. At the beginning of 2005, the Remuneration Committee decided to conduct a comprehensive review of all aspects of the executive remuneration package. A review of this depth had not been undertaken since 2000/2001. Its terms of reference were to examine all aspects of the executive remuneration strategy, policy and practice in light of the changing business make up and strategy of the Group and the evolution of best practice on executive remuneration. Following this review, the Remuneration Committee made no change to the overall executive remuneration policy, which is set out below. However, as a result of this review, the Group is making a number of changes to executive director remuneration practice which are described below.

The objective of the executive remuneration policy is to provide, in the context of the company's business strategy, remuneration in form and amount which will attract, motivate and retain high calibre executives. In order to achieve this objective, the policy is framed around the following core principles:

- Total rewards will be set at levels that are competitive within the relevant market, taking each executive director's remuneration package as a whole.
- Total potential rewards will be earned through achievement of demanding performance targets based on measures consistent with shareholder interests over the short, medium and longer-term.
- Remuneration arrangements will strike an appropriate balance between fixed and performance-related rewards. Performance-related elements will comprise the major part of executive remuneration packages. See illustrative charts below.
- Incentive plans and performance metrics will be structured to be robust through the business cycle.
- Remuneration arrangements will be designed to support the company's business strategy, to promote appropriate teamwork and to conform to best practice standards.

UK-based executive directors' remuneration balance

Group Chief Executive

Executive directors

Base salary · Financial (annual) · Operational (annual) · All Employee Profit Share (annual) · Mediam Term EPS growth and Share Price · Medium Term relative TSR and EPS Growth plus Share Price

The above diagram has been prepared to illustrate the use of performance metrics in the total compensation package. For the Group Chief Executive 22% of the package is fixed and 78% is performance related. For the other executive directors, 28% is fixed and 72% is performance related. Values are entered on the basis of on target performance; long term incentives are shown at the approximate expected value at grant. Pension and other benefits have been excluded. Financial metrics include profit growth, cost control and ROE.

The non-executive directors' fees are reviewed annually by the Board, on the recommendation of its Chairman. The level of remuneration reflects the responsibility and time commitment of directors and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan.

The Remuneration Committee approves the remuneration arrangements of senior executives below Board level who are members of the Group Executive Management Committee, on the recommendation of the Group Chief Executive, and reviews all long-term incentive arrangements which are operated by the Group.

Components of executive remuneration

UK based directors

Salary

Salaries are reviewed annually as part of total remuneration, having regard to remuneration packages received by executives of comparable companies. The Remuneration Committee uses a range of survey data from remuneration consultants and reaches individual salary decisions taking account of the remuneration environment and the performance and responsibilities of the individual director.

Benefits

UK-based executive directors are eligible to participate in The Royal Bank of Scotland Group Pension Fund ("the RBS Fund").

The RBS Fund is a non-contributory defined benefit fund which provides pensions and other benefits within Inland Revenue limits. Certain directors receive additional pension and life assurance benefits in excess of Inland Revenue limits. Details of pension arrangements of directors are shown on page 129.

From April 2006, new tax legislation will apply to UK pensions; in particular any pension in excess of the Lifetime Allowance will be subject to additional taxation. The Group will allow directors and employees whose benefits do, or are likely to exceed the Lifetime Allowance to opt-out of future tax-approved pension provision. In such cases the Group will pay the individual a salary supplement in lieu of pension provision. The Group will not meet the cost of any additional tax that individuals may incur as a result of their benefits exceeding the new Lifetime or Annual Allowances.

Executive directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis to other employees. In addition, as employees, executive directors are eligible also to participate in Sharesave, Buy As You Earn and the Group profit sharing scheme, which currently pays up to 10 per cent of salaries, depending on the Group's performance. These schemes are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death-in-service benefits.

Short-term annual incentives

As part of the overall review of the executive remuneration package referred to above, short term incentive levels were considered and the Remuneration Committee agreed to increase annual incentive potentials to reflect market practice and the setting of stretching new targets. As a result, from 2006 individual UK-based executive directors will normally have a maximum annual incentive potential of between 160% and 200% of salary. These will typically focus from year to year on the delivery of a combination of appropriate Group and individual financial and operational targets approved by the Remuneration Committee.

For the Group Chief Executive, the annual incentive is primarily based on specific Group financial performance measures such as operating profit, earnings per share growth and return on equity. The remainder of the Group Chief Executive's annual incentive is based on a range of non-financial measures which may include measures relating to shareholders, customers and staff.

For the other executive directors a proportion of the annual incentive is based on Group financial performance and a proportion on division financial performance. The remainder of each individual's annual incentive opportunity is dependent on achievement of a range of non-financial measures, specific objectives and key result areas. Divisional performance includes measures such as operating income, costs, bad debts or operating profit. Non-financial measures include customer measures (e.g. customer numbers, customer satisfaction), staff measures (e.g. employee engagement) and efficiency and change objectives.

For exceptional performance, as measured by the achievement of significant objectives, executive directors may be awarded incentive payments of up to 200% of salary, or 250% of salary, in the case of the Group Chief Executive. This discretion to pay additional bonuses for exceptional performance was last used in 2002 to recognise the successful integration of Natwest.

Long-term incentives

The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long-term and to align the rewards of the executive directors with the returns to shareholders.

The Group's policy is to encourage executives to hold shares and retain vested long-term incentives. This policy has successfully built high levels of shareholdings and equity participation amongst executives. A table showing directors' interests in shares and the estimated value of the shares and vested long term incentives held by executives is shown on page 130. In light of the already high levels of share price exposure, the Remuneration Committee is not proposing to introduce mandatory or guideline shareholding requirements for executives at this time.

Medium-term performance plan

The medium-term performance plan ("MPP") was approved by shareholders in April 2001. Each executive director is eligible for an annual award under the plan in the form of share or share equivalent awards. Whilst the rules of the plan allow awards over shares worth up to one and a half times earnings, the Remuneration Committee has adopted a policy of granting awards based on a multiple of salary. Normally awards are made at one times salary to executive directors, with one and a half times salary being granted in the case of the Group Chief Executive. No changes will be made to this policy without prior consultation with shareholders. All awards under the plan are subject to three-year performance targets.

The award in 2005 is subject to two performance measures. First, the annual growth in the company's earnings per share ("EPS") must exceed the annualised growth of the Retail Prices Index ("RPI") plus three per cent. If this condition is satisfied, the company's total shareholder return ("TSR") is compared with the TSR of a comparator group of companies. The companies are Aviva plc; Banco Santander Central Hispano S.A. ("BSCH"); Barclays PLC; Citigroup inc.; HBOS plc; HSBC Holdings PLC; Legal & General Group plc; Lloyds TSB Group plc; Prudential plc and Standard Chartered PLC. Awards made under the plan will not vest if the company's TSR is below the median of the comparator group. Achievement of the EPS target and median TSR performance against the comparator companies will result in vesting of 25% of the award, increasing to 200% if the company achieves a TSR ranking at first position in the comparator group and exceeds the TSR of the second placed comparator company by at least 34%.

During 2005, the Remuneration Committee reviewed all elements of the plan including the performance conditions, the vesting schedule and the comparator group. As a result, it is intended that for awards made from 2006, 50% of the award will vest on a relative TSR measure and 50% will vest on growth in adjusted EPS over the three year performance period.

The introduction of the EPS element is designed to ensure that the plan includes a performance measure which is in the clear line of sight for the participants and which reflects the business strategy for the next few years.

For the TSR element, vesting will be based on the level of outperformance by the Group of the median of the comparator group TSR over the performance period. The Remuneration Committee believes this method of measuring relative TSR performance provides a more approriate measure of management performance. This change is permitted under the rules of the plan. Awards made under the plan will not vest if the company's TSR is below the median of the comparator group. Achievement of median TSR performance against comparator companies will result in vesting of 25% of the award. Outperformance of median TSR performance by up to 9% will result in vesting on a straight-line basis from 25% to 125%, outperformance by 9% to 18% will result in vesting on a straight-line basis from 125% to 200%. Vesting at 200% will occur if the company outperforms the median TSR performance of the comparator group by at least 18%.

Following the Remuneration Committee's review of the plan, the comparator group was amended to comprise UK and international banking groups, which the Remuneration Committee considers more appropriate in the context of the Group's business and performance. For awards made from 2006, the companies in the comparator group will be ABN Amro Holdings N.V.; BSCH; Barclays PLC; Citigroup Inc; HBOS plc; HSBC Holdings plc; Lloyds TSB Group plc and Standard Chartered PLC.

For the EPS element, the level of EPS growth over the three year period will be calculated by comparing the adjusted EPS in the year prior to the year of grant with that in the final year of the performance period. Each year the vesting schedule for the EPS growth measure will be agreed by the Remuneration Committee at the time of grant, having regard to the business plan, performance relative to comparators and analysts' forecasts.

Options

The executive share option scheme was approved by shareholders in January 1999. The operation of the scheme was reviewed as part of the overall executive remuneration review and the Remuneration Committee is satisfied that no changes are required. Each executive director is eligible for an annual grant of an option, exercisable at the market price at the time of grant. Options granted to executive directors are typically over shares worth one and a quarter times salary with an upper maximum in appropriate circumstances of two and a half times salary, over shares at the market value at date of grant. No payment is made by the executive director on the grant of an option award.

All executive share option grants are subject to a performance condition which is reviewed by the Remuneration Committee annually. The performance target is currently that the options are exercisable only if, over a three year period from the date of grant, the growth in the company's EPS has exceeded the growth in the RPI plus nine per cent. This EPS performance target, which is consistent with market practice, measures underlying financial performance and represents a long-term test of performance. For awards made from 2004, there is no re-testing of the performance condition.

US based director – Lawrence Fish

Lawrence Fish's total remuneration package was reviewed in 2004 by the Remuneration Committee as a result of the acquisition of Charter One and his changing RBS responsibilities in North America. A new cash long-term incentive plan was approved by shareholders at the 2005 Annual General Meeting. The remuneration policy for Mr Fish is as follows:

Base salary is set having regard to the levels of base salary in other US banks and the appropriate balance of fixed and variable remuneration for US based executives of UK listed companies operating within the corporate governance frameworks of the UK.

Benefits Mr Fish accrues pension benefits under a number of arrangements in the US. Details are provided on page 129. In addition he is entitled to receive other benefits on a similar basis to other Citizens employees.

Short term performance rewards take the form of an annual incentive plan which rewards the achievement of Group, business unit and individual financial and non-financial targets. The normal maximum annual bonus potential is two times salary, although additional amounts to a maximum of a further two times salary may be awarded, at the discretion of the Board, for exceptional performance as measured by the achievement of significant objectives.

Long term incentives consist of the following components:

- The two grants made under the Citizens Phantom 2000 Plan vested on 1 January 2005 and 1 January 2006, respectively. The value of units at the time of vesting is performance-linked and is based on the cumulative economic profit generated by Citizens, the trend in economic profit and on the external market trends in the US banking sector, using price/earnings ratios of comparator US banks. This measure was chosen to establish a clear link between the potential incentive and the performance of Citizens. No other grants will be made under this plan.

- A grant under the RBS medium-term performance plan within the levels, and on the same terms, available to UK based executives.

- A grant under the executive share option scheme within the levels, and on the same terms, available to UK based executives.

- A grant under the new Citizens Long Term Incentive Plan. Performance is measured on a combination of Growth in Profit before Tax and Relative Return on Equity based on a comparison of Citizens with comparator US banks. The targets for this plan are set on an annual basis over the three year term of the grant.


section
02
Governance

Total shareholder return performance

The undernoted performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 100 for 2000.

Total shareholder return


160
140
120
100
Index 80
60
40
20
0
2000
2001
2002
2003
2004
2005
RBS
FTSE 100
Source: Datastream

Service contracts

The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement date. The notice period under the service contracts of executive directors will not normally exceed 12 months. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period from the employing company required to terminate the contract will not normally exceed 12 months unless there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to 12 months in due course.

All new service contracts for executive directors will be subject to approval by the Remuneration Committee. Those contracts will normally include standard clauses covering the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies.

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Remuneration Committee, having regard to the terms of the service contract and the reasons for termination.

Information regarding executive directors' service contracts is summarised in the table and notes below.

Name	Date of current contract/ Employing company	Normal retirement age	Notice period – from company	Notice period – from executive
Sir Fred Goodwin	1 August 1998 The Royal Bank of Scotland plc	60	12 months	6 months
Mr Pell	20 February 2006 The Royal Bank of Scotland plc	60	12 months	6 months
Mr Watt*	28 September 2000 The Royal Bank of Scotland plc	60	12 months	6 months
Mr Fish	18 February 2004 Citizens Financial Group, Inc.	65	12 months	12 months

* Mr Watt resigned as a director on 31 January 2006.

Except as noted below, in the event of severance of contract where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of this period of notice. Any such payment would, at maximum, comprise base salary and a cash value in respect of fixed benefits (including pension plan contributions). In the event of situations involving breach of the employing company's policies resulting in dismissal, reduced or no payments may be made to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Remuneration Committee may exercise its discretion to allow, the executive to exercise outstanding awards under long-term incentive arrangements subject to the rules of relevant plan. The exception to these severance arrangements relates only to Mr Fish.

If Mr Fish's contract is terminated without cause, or if he terminates the contract for good reason (as defined in the contract), he is entitled to a lump sum payment to compensate him for the loss of 12 months salary plus annual bonus. Mr Fish would also be entitled to receive for this period health, life insurance and long term disability coverage and any other benefits determined in accordance with the plans, policies and practices of Citizens at the time of termination. The Remuneration Committee has been advised that these termination provisions are less generous than the current market practice in the US.

Group Finance Director – Guy Whittaker

Guy Whittaker was appointed Group Finance Director on 1 February 2006 and has a service contract with The Royal Bank of Scotland plc dated 19 December 2005. This service contract provides for a normal retirement age of 60 and may be terminated by either party giving 12 months notice to the other.

In accordance with normal market practice, Mr Whittaker will be recompensed for the value of restricted stock and unvested options he forfeited on his departure from his previous employer. In this respect he will be provided with ordinary shares in The Royal Bank of Scotland Group plc worth £1,000,000 and restricted stock worth £1,450,000, the latter vesting in 3 tranches between 2007 and 2009. As Mr Whittaker forfeited his performance bonus from his previous employer, he received a cash payment of £1,195,181 and will receive restricted stock worth £962,785, the latter vesting in 4 tranches between 2007 and 2010. The provision of ordinary shares and the vesting of restricted stock is subject to certain conditions set out in Mr Whittaker's service contract.

As Group Finance Director, Mr Whittaker will be eligible to receive short-term annual incentives and long-term incentives on the same basis as other UK-based executive directors.

Chairman and non-executive directors

The original date of appointment as a director of the company and the latest date for the next re-election are as follows:

	Date first appointed	Latest date for next re-election
Sir George Mathewson	1 September 1987	retires 28 April 2006
Sir Tom McKillop	1 September 2005	2006
Mr Buchan	1 June 2002	2006
Dr Currie	28 November 2001	2008
Mr Hunter	1 September 2004	2008
Mr Koch	29 September 2004	2008
Mrs Kong	1 January 2006	2006
Mr MacHale	1 September 2004	2008
Sir Steve Robson	25 July 2001	2008
Mr Scott	31 January 2001	2006
Mr Sutherland	31 January 2001	2006

The non-executive directors do not have service contracts or notice periods although they have letters of engagement reflecting their responsibilities and commitments. Under the company's articles of association, all directors must retire by rotation and seek re-election by shareholders at least every three years. The dates in the table above reflect the latest date for re-election. However, in 2007, at least one-third of the Board will retire by rotation as required by the company's articles of association. No compensation would be paid to the Chairman or to any non-executive director in the event of early termination.

The tables and explanatory notes on pages 126 to 129 report the remuneration of each director for the year ended 31 December 2005 and have been audited by the company's auditors, Deloitte & Touche LLP.


section
02
Governance

Directors' remuneration

	Salary/ fees £000	Performance bonus* £000	Benefits £000	2005 Total £000	2004 Total £000
Chairman					
Sir George Mathewson	579	—	28	607	581
Executive directors					
Sir Fred Goodwin	1,090	1,760	43	2,893	2,522
Mr Fish **	824	1,649	36	2,509	2,305
Mr Pell	751	825	10	1,586	1,403
Mr Watt	669	726	4	1,399	1,268

* includes 10% profit sharing

** Mr Fish is a non-executive director of Textron Inc. and retains the fees paid to him in this respect. For 2005, he received a remuneration package from Textron Inc. equivalent to approximately US$75,400.

Non-executive directors	Board fees £000	Board committee fees £000	2005 Total £000	2004 Total £000
Deputy Chairman				
Sir Tom McKillop (appointed 1 September 2005)	67	—	67	—
Vice-chairmen				
Lord Vallance of Tummel (retired 20 April 2005)	33	—	33	100
Sir Angus Grossart (retired 20 April 2005)	33	—	33	100
Mr Buchan	55	54	109	100
Dr Currie	55	13	68	60
Mr Hunter	55	58	113	22
Mr Koch†	55	—	55	12
Mr MacHale	55	25	80	22
Miss Mackay (retired 31 December 2005)	55	38	93	75
Mr Robertson (retired 20 April 2005)	33	—	33	100
Sir Steve Robson	55	25	80	65
Mr Scott*	100	—	100	73
Mr Sutherland	55	5	60	53

† In addition to his role as a non-executive director, Mr Koch has an agreement with Citizens Financial Group, Inc. to provide consulting services for a period of three years following the acquisition by Citizens of Charter One Financial, Inc. For these services Mr Koch receives $402,500 per annum.

* Mr Scott's senior independent director fee covers all Board and Board Committee work including Chairmanship of the Remuneration Committee.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Share options

Options to subscribe for ordinary shares of 25p each in the company granted to, and exercised by, directors during the year to 31 December 2005 are included in the table below:

	Options held at 1 January 2005	Options granted in 2005	Options exercised in 2005 Number	Options exercised in 2005 Market price at date of exercise £	Option price £	Options held at 31 December 2005 Number	Options held at 31 December 2005 Exercise period
Sir George Mathewson	69,257				9.33	69,257	11.05.01 – 10.05.08
	147,247				7.81	147,247	29.03.03 – 28.03.10
	150				12.40	150	09.08.03 – 08.08.06*
	20,100				17.18	20,100	14.08.04 – 13.08.11
	1,347				13.64	1,347	01.10.08 – 31.03.09*
	19,500				18.18	19,500	14.03.05 – 13.03.12
	36,400				12.37	36,400	13.03.06 – 12.03.13
	36,044				17.34	36,044	11.03.07 – 10.03.14
		41,570			17.29	41,570	10.03.08 – 09.03.15
	330,045	41,570				371,615	
Sir Fred Goodwin	164,571				8.75	164,571	07.12.01 – 06.12.08
	2,963				11.18	2,963	04.03.02 – 03.03.09
	27,306				11.97	27,306	03.06.02 – 02.06.09
	153,648				7.81	153,648	29.03.03 – 28.03.10
	43,700				17.18	43,700	14.08.04 – 13.08.11
	1,713		1,713	16.19	9.85	–	
	41,300				18.18	41,300	14.03.05 – 13.03.12
	72,800				12.37	72,800	13.03.06 – 12.03.13
	144,175				17.34	144,175	11.03.07 – 10.03.14
		159,051			17.29	159,051	10.03.08 – 09.03.15
		1,267			13.04	1,267	01.10.10 – 31.03.11*
	652,176	160,318	1,713			810,781	
Mr Fish	107,877				9.33	107,877	11.05.01 – 10.05.08
	150				12.40	150	09.08.03 – 08.08.06*
		37,603			17.29	37,603	10.03.08 – 09.03.15
	108,027	37,603				145,630	
Mr Pell	51,216				7.81	51,216	29.03.03 – 28.03.10
	29,100				17.18	29,100	14.08.04 – 13.08.11
	27,600				18.18	27,600	14.03.05 – 13.03.12
	49,800				12.37	49,800	13.03.06 – 12.03.13
	47,217				17.34	47,217	11.03.07 – 10.03.14
		50,607			17.29	50,607	10.03.08 – 09.03.15
	204,933	50,607				255,540	
Mr Robertson**	56,635				9.33	56,635	11.05.01 – 10.05.08
	82,654				11.18	82,654	04.03.02 – 03.03.09
	128,040				7.81	128,040	29.03.03 – 28.03.10
	36,400				17.18	36,400	14.08.04 – 13.08.11
	303,729					303,729	
Mr Watt***	70,148				12.83	70,148	04.09.03 – 03.09.10
	23,300				17.18	23,300	14.08.04 – 13.08.11
	22,100				18.18	22,100	14.03.05 – 13.03.12
	42,500				12.37	42,500	13.03.06 – 12.03.13
	43,253				17.34	43,253	11.03.07 – 10.03.14
		57,259			17.29	57,259	10.03.08 – 09.03.15
	201,301	57,259				258,560	

* Options held under the sharesave and option 2000 schemes, which are not subject to performance conditions.

** Mr Robertson retired from the Board on 20 April 2005.

*** Mr Watt resigned from the Board on 31 January 2006.

The performance conditions for options granted in 2005 are detailed on page 123.

No options had their terms and conditions varied during the accounting period to 31 December 2005. No payment is required on the award of an option.

The executive share options which are exercisable from March 2002 onwards are subject to the satisfaction of an EPS growth target which provides that options are exercisable only if, over a three year period, the growth in the company's EPS has exceeded the growth in the RPI plus 9%. In respect of executive share options exercisable before March 2002 the performance condition is that the growth in the company's EPS over three years has exceeded the growth in the RPI plus 6%.

The market price of the company's ordinary shares at 31 December 2005 was £17.55 and the range during the year to 31 December 2005 was £15.22 to £18.33.

In the ten year period to 31 December 2005, awards made using new issue shares under the company's share plans represented 4.62% of the company's issued ordinary share capital, leaving an available dilution headroom of 5.38%.

Medium Term Performance Plan

	Scheme interests (share equivalents) at 1 January 2005	Awards granted in 2005	Market price on award £	Awards vested in 2005*	Awards exercised in 2005	Market price on exercise £	Share interest (share equivalents) at 31 December 2005	End of period for qualifying conditions to be fulfilled
Sir Fred Goodwin	93,040		16.35				93,040	vested 31.12.03
	33,855		18.59				33,855	vested 31.12.04
	78,398		17.22	Nil			—	vested 31.12.05
	86,506		17.34				86,506	31.12.06
		95,431	17.29				95,431	31.12.07
	291,799						308,832	
Mr Fish	35,274		17.34				35,274	31.12.06
		10,495	17.29				10,495	31.12.07
	35,274						45,769	
Mr Pell	22,026		16.35				22,026	vested 31.12.03
	22,570		18.59		22,570	17.87	—	vested 31.12.04
	35,715		17.22	Nil			—	vested 31.12.05
	37,774		17.34				37,774	31.12.06
		40,486	17.29				40,486	31.12.07
	118,085						100,286	
Mr Robertson**	77,533		16.35		77,533	17.05	—	vested 31.12.03
Mr Watt	18,877		18.59				18,877	vested 31.12.04
	30,488		17.22	Nil			—	vested 31.12.05
	34,603		17.34				34,603	31.12.06
		38,173	17.29				38,173	31.12.07
	83,968						91,653	

* Awards were granted on 12 June 2003. The vesting level was nil and these awards have now lapsed.

** The exercise of awards for Mr Robertson occurred after his retirement from the Group Board on 20 April 2005.

Note:
For any awards that have vested, participants holding option-based awards can exercise their right over the underlying share equivalents at any time up to ten years from the date of grant.

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page pages 122 and 123.

Phantom 2000 Plan

	Phantom 2000 units at 1 January 2005	Awards granted during year: Units awarded during year	Market price on award	End of the period for qualifying conditions to be fulfilled	Benefits received during year	Phantom 2000 units at 31 December 2005
Mr Fish	1,000,000			01.01.04	US$7,670,900	–
	1,000,000			01.01.05		1,000,000
	2,000,000					1,000,000

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on page 123.

Citizens Long Term Incentive Plan

	Interests at 1 January 2005	Awards granted during year	Benefits received during year	Interests at 31 December 2005
Mr Fish	LTIP* awards for the 3 year periods:	LTIP award for the 3 year period:	LTIP award for the 3 year period:	LTIP* awards for the 3 year periods:
	01.01.02 – 31.12.04		01.01.02 – 31.12.04	
	01.01.03 – 31.12.05		was US$1,025,394	01.01.03 – 31.12.05
	01.01.04 – 31.12.06			01.01.04 – 31.12.06
		01.01.05 – 31.12.07		01.01.05 – 31.12.07

* A new cash LTIP was approved by shareholders at the company's Annual General Meeting in April 2005. Details are given on page 123. This replaces the previous LTIP which provided for a target payment of 60% of average salary over the three year period and a maximum payment of 105% of average salary.

Directors' pension arrangements

During the year, Sir Fred Goodwin, Gordon Pell, Iain Robertson and Fred Watt participated in The Royal Bank of Scotland Group Pension Fund ("the RBS Fund"). The RBS Fund is a defined benefit fund which provides pensions and other benefits within Inland Revenue limits.

The pension entitlements of Sir Fred Goodwin, Mr Pell, Mr Robertson and Mr Watt within the RBS Fund are restricted by Inland Revenue limits as set out in the Finance Act 1989. Additional life assurance cover in excess of these limits is provided by a separate arrangement. Arrangements have been made to provide Sir Fred Goodwin and Mr Pell with additional pension benefits on a defined benefit basis outwith the RBS Fund. The figures shown below include the accrual in respect of these arrangements. Mr Watt was provided with additional pension benefits on a defined contribution basis and contributions made in the year are shown below.

No changes are proposed to the level or form of pension benefits for any of the current directors as a result of the changes in pension legislation which come into force in April 2006 although as stated above directors will be able to opt out of tax-approved pension provision if they wish and receive a salary supplement in lieu. In addition consideration will be given to funding a greater proportion of the benefits.

Of the total transfer value as at 31 December 2005 shown, 25% relates to benefits in funded pension schemes.
Sir George Mathewson receives life insurance cover under an individual arrangement. The non-executive directors do not accrue pension benefits, other than Mr Robertson who continued to accrue benefits in the RBS Fund after his appointment as a non-executive director.

Lawrence Fish accrues pension benefits under a number of arrangements in the US. Defined benefits are built up under the Citizens' Qualified Plan, Excess Plan and Supplemental Executive Retirement Arrangement. In addition, he is a member of two defined contribution arrangements – a Qualified 401(k) Plan and an Excess 401(k) Plan.

As in the 2004 Report and Accounts, disclosure of these benefits has been made in accordance with the United Kingdom Listing Authority Listing Rules and the Combined Code and with the Directors' Remuneration Report Regulations 2002.

Defined benefit arrangements	Age at 31 December 2005	Accrued entitlement at 31 December 2005 000 p.a.	Additional pension earned during the year ended 31 December 2005 000 p.a.	Additional pension earned during the year ended 31 December 2005* 000 p.a.	Transfer value as at 31 December 2005 000	Transfer value as at 31 December 2004 000	Increase in transfer value during year ended 31 December 2005 000	Transfer value for the additional pension earned during the year ended 31 December 2005* 000
Sir Fred Goodwin	47	£444	£63	£51	£5,119	£3,591	£1,528	£592
Mr Pell	55	£302	£55	£47	£5,092	£3,592	£1,500	£790
Mr Robertson	60	£37	£4	£3	£676	£565	£111	£48
Mr Watt	45	£9	£2	£2	£96	£62	£34	£19
Mr Fish	61	$1,384	$244	$244	$13,347	$10,046	$3,301	$2,350

* net of statutory revaluation applying to deferred pensions

Notes:

(1) There is a significant difference in the form of disclosure required by the Combined Code and the Directors' Remuneration Report Regulations 2002. The former requires the disclosure of the additional pension earned during the year and the transfer value equivalent to this pension based on stock market conditions at the end of the year. The latter requires the disclosure of the difference between the transfer value at the start and end of the year and is therefore dependent on the change in stock market conditions over the course of the year. The above disclosure has been made in accordance with the Combined Code and the Directors' Remuneration Report Regulations 2002.

(2) Mr Robertson continued to accrue pension during his service with the Group in 2005 after resignation as a director. The figures above include the pension accrued during this subsequent service.

(3) The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the company/pension scheme.

(4) No allowance is made in these transfer values for any enhanced benefits that may become payable on early retirement.

(5) The proportion of benefits represented by funded pension schemes for Sir Fred Goodwin, Gordon Pell and Lawrence Fish is 3%, 69% and 3% respectively. All benefits for Iain Robertson and Fred Watt are in funded pension schemes.

(6) Following Mr Pell's appointment as Executive Chairman, Retail Markets, he was awarded enhanced pension benefits.

(7) In accordance with US market practice, Mr Fish's pensionable remuneration is limited to $4 million per annum.

Contributions and allowances paid in the year ended 31 December 2005 under defined contribution arrangements were:

	2005 000	2004 000
Mr Watt	£144	£128
Mr Fish	$139	$91

Bob Scott
Chairman of the Remuneration Committee
27 February 2006

	Shares beneficially owned at 1 January 2005 or date of appointment if later	31 December 2005				
		Shares owned beneficially	Vested MPP shares or share equivalents	Vested share options	Total	Value as at 31 December 2005 (2.3)
Chairman						
Sir George Mathewson	250,816	260,159	—	256,254	516,413	£6,577,478
Executive directors						
Sir Fred Goodwin	64,960	66,762	126,895	433,488	627,145	£6,530,847
Mr Fish	11,120	11,120	—	108,027	119,147	£1,082,677
Mr Pell	582	582	22,026	107,916	130,524	£906,381
Mr Watt	58,408	59,111	18,877	115,548	193,536	£1,708,409

	Shares beneficially owned at 1 January 2005 or date of appointment if later	Shares beneficially owned at 31 December 2005
Non-executive directors		
Sir Tom McKillop	—	30,000
Mr Buchan	5,000	5,000
Dr Currie	—	556
Mr Hunter	1,500	3,500
Mr Koch	20,000	20,000
Mr MacHale	10,000	10,000
Mr Scott	2,448	4,448
Mr Sutherland	—	5,590

No other director had an interest in the company's ordinary shares during the year.

On both 9 January 2006 and 7 February 2006, 7 ordinary shares of 25p each were acquired by Sir Fred Goodwin under the Group's Buy As You Earn share scheme.

Notes:

(1) The numbers shown in this table are taken from the audited disclosures shown elsewhere in this Annual Report.

(2) The value is based on the share price at 31 December 2005, which was £17.55. During the year ended 31 December 2005 the share price ranged from £15.22 to £18.33.

(3) The notional value of the vested share options has been calculated on the 'in the money' value.

Preference shares

Mr Fish held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2005 (2004 – 20,000) and Mr Koch held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2005 (2004 – nil). No other director had an interest in the preference shares during the year.

Loan notes

No director had an interest in loan notes during the year.

The company's Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe.

No director held a non-beneficial interest in the shares of the company at 31 December 2005, at 1 January 2005 or date of appointment if later.

Statement of directors' responsibilities

The Directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts, and as permitted by the Companies Act 1985 have elected to prepare Company accounts, for each financial year in accordance with International Financial Reporting Standards. They are responsible for preparing accounts that present fairly the financial position, financial performance, and cash flows of the Group and the Company. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Annual report and accounts complies with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board.

Miller McLean
Secretary
27 February 2006

Contents

We have audited the financial statements of The Royal Bank of Scotland Group plc ("the company") and its subsidiaries (together "the Group") for the year ended 31 December 2005 which comprise the accounting policies, the balance sheets as at 31 December 2005 and 2004, the consolidated income statement, the cash flow statements, the statements of recognised income and expense for each of the two years in the period ended 31 December 2005 and the related Notes 1 to 47. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the 'Statement of directors' responsibilities', the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. They are also responsible for the preparation of the other information contained in the 2005 Annual Report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the 2005 Annual Report as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board and with the standards of the United States Public Company Accounting Oversight Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Group's internal controls over financial reporting. Accordingly, we express no such opinion. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Neither an audit nor a review provides assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

UK opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended;

- the company financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of affairs of the company as at 31 December 2005;

- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS

As explained in the Accounting policies, the Group in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board. In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended.

US opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2005 and 2004 and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2005 in conformity with IFRS.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 46 to the financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
27 February 2006


section
03
Financial statements

1. Adoption of International Financial Reporting Standards

The annual accounts have, for the first time, been prepared in accordance with International Financial Reporting Standards adopted by the International Accounting Standards Board ("IASB"), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as endorsed by the European Union ("EU"). The EU has not endorsed the complete text of IAS 39 'Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB. The date of transition to IFRS for the Group and the company (The Royal Bank of Scotland Group plc) and the date of their opening IFRS balance sheets was 1 January 2004. The company accounts have been presented in accordance with the Companies Act 1985.

The main differences between IFRS and previously applied generally accepted accounting principles ("UK GAAP") and the effect of implementing IFRS on the Group and company balance sheets and shareholders' funds as at 1 January and 31 December 2004 and on the Group's 2004 consolidated income statement are set out on pages 210 to 218.

On initial adoption of IFRS, the Group (and the company where relevant) applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 'First-time Adoption of International Financial Reporting Standards':

Business combinations – the Group has applied IFRS 3 'Business Combinations' to business combinations that occurred on or after 1 January 2004. Business combinations before that date have not been restated. Under UK GAAP, goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group's opening IFRS balance sheet was £13,131 million, its carrying value under UK GAAP as at 31 December 2003.

Fair value or revaluation as deemed cost – under UK GAAP, the Group's freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group has elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet. At this date, the carrying value under UK GAAP of freehold and long leasehold property occupied for own use was £2,391 million.

Compound financial instruments – the Group has not separated compound instruments between liability and equity components, as required by IAS 32 'Financial Instruments: Disclosure and Presentation', where the liability component was not outstanding at 1 January 2004. UK GAAP did not permit compound instruments to be separated between liability and equity components on issue.

Derecognition – the Group has applied the derecognition requirements of IAS 39 to transactions occurring on or after 1 January 1992.

Share based payments – IFRS 2 'Share-based Payment' has been applied to equity instruments granted after 7 November 2002.

Implementation of IAS 32, IAS 39 and IFRS 4 'Insurance Contracts' (incorporating the adoption of FRS 27 'Life Assurance') – as allowed by IFRS 1, the Group and the company implemented IAS 32, IAS 39 and IFRS 4 with effect from 1 January 2005 without restating the income statement, balance sheet and notes for 2004. The Group has adopted the Amendment to IAS 39 'The Fair Value Option' issued by the IASB in June 2005 also from 1 January 2005. The effect of implementing IAS 32, IAS 39 and IFRS 4 on the Group and company balance sheets and shareholders' funds as at 1 January 2005 is set out on pages 219 to 220. In preparing the 2004 comparatives, UK GAAP principles then current have been applied to financial instruments. The main differences between UK GAAP and IFRS on financial instruments are summarised on pages 212 to 214.

IFRS 1 prohibits retrospective application of some aspects of IFRS:

Derecognition of financial assets and liabilities – non-derivative financial assets and liabilities derecognised before 1 January 1992 (the date from which the derecognition requirements of IAS 39 have been implemented) under the Group's previous GAAP have not been recognised in its opening IFRS balance sheet.

Hedge accounting – hedging relationships of a type that does not qualify for hedge accounting under IAS 39 are not reflected in the Group's opening IFRS balance sheet.

Discontinued operations and assets classified as held for sale – the Group has applied IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' from 1 January 2005.

The Group has adopted the Amendment 'Actuarial Gains and Losses, Group Plans and Disclosures' to IAS 19 'Employee Benefits' from 1 January 2004. Actuarial gains and losses are recognised in full as they occur outside profit or loss.

2. Accounting convention

The company is incorporated in the UK and registered in Scotland. The financial statements have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

3. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and entities (including certain special purpose entities) controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary's net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries sold are included up until the Group ceases to control them.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

4. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest rate method. The effective interest rate method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Payment services income is usually charged to the customer's account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

Insurance premiums – see note 11 below.

5. Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to operating expenses. Actuarial gains and losses are recognised in full in the period in which they occur outside profit or loss and presented in the statement of recognised income and expense. Contributions to defined contribution pension schemes are recognised in the income statement when payable.

6. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful


section
03
Financial
statements

economic lives and is included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	7 years
Other acquired intangibles	5-10 years
Computer software	3-5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Acquired goodwill being the excess of the cost of an acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption 'Intangible fixed assets' and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

7. Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see note 20 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

8. Impairment of intangible assets and property, plant and equipment
At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

9. Foreign currencies
The Group's consolidated financial statements are presented in sterling which is the functional currency of the company.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity.

10. Leases
Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see note 7 above).

11. Insurance

General insurance

General insurance comprises short-duration contracts principally property and liability insurance contracts. Due to the nature of the products sold – retail-based property and casualty, motor, home and personal health insurance contracts – the insurance protection is provided on an even basis throughout the term of the policy.

Premiums from general insurance contracts are recognised in the accounting period in which they begin. Unearned premiums represent the proportion of the net premiums that relate to periods of insurance after the balance sheet date and are calculated over the period of exposure under the policy, on a daily basis, 24th's basis or allowing for the estimated incidence of exposure under policies which are longer than twelve months. Provision is made where necessary for the estimated amount of claims over and above unearned premiums including that in respect of future written business on discontinued lines under the run-off of delegated underwriting authority arrangements. It is designed to meet future claims and related expenses and is calculated across related classes of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income.

Acquisition expenses relating to new and renewed business for all classes are expensed over the period during which the premiums are earned. The principal acquisition costs so deferred are commissions payable, costs associated with the telesales and underwriting staff and prepaid claims handling costs in respect of delegated claims handling arrangements for claims which are expected to occur after the balance sheet date. Claims and the related reinsurance are recognised in the accounting period in which the loss occurs. Provision is made for the full cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses. The related reinsurance receivable is recognised at the same time.

Life assurance

The Group's long-term assurance contracts include whole-life term assurance, endowment assurance, flexible whole-life, pension and annuity contracts that are expected to remain in force for an extended period of time. Long-term assurance contracts under which the Group does not accept significant insurance risk are classified as financial instruments.
The Group recognises the value of in-force long-term assurance contracts as an asset. Cash flows associated with in-force contracts and related assets, including reinsurance cash flows, are projected, using appropriate assumptions as to future mortality, persistency and levels of expenses and excluding the value of future investment margins, to estimate future surpluses attributable to the Group. These surpluses, discounted at a risk-adjusted rate, are recognised as a separate asset. Changes in the value of this asset, which is determined on a post-tax basis, are included in operating profit.

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset recorded.

Premiums on long-term insurance contracts are recognised as income when receivable. Claims on long term insurance contracts reflect the cost of all claims arising during the year, including claims handling costs. Claims are recognised when the Group becomes aware of the claim.

12. Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

13. Financial assets

Financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see note 4 above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and


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evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal category of financial assets designated as at fair value through profit or loss is policyholders' assets underpinning insurance and investment contracts issued by the Group's life assurance businesses. Fair value designation significantly reduces the measurement inconsistency that would arise if these assets were classified as available-for-sale.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method (see note 4 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest rate (see note 4 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

14. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

15. Financial liabilities

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise. Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal categories of financial liabilities designated as at fair value through profit or loss are (a) structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value, and (b) investment contracts issued by the Group's life assurance businesses: fair value designation significantly reduces the measurement inconsistency that would arise if these liabilities were measured at amortised cost.

All other financial liabilities are measured at amortised cost using the effective interest method (see note 4 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

16. Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all of the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

17. Capital instruments

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

18. Derivatives and hedging

Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative's components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge – where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same


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time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

19. Share-based payments

The Group grants options over shares in The Royal Bank of Scotland Group plc to its employees under various share option schemes. The Group has applied IFRS 2 'Share-based Payment' to grants under these schemes after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is estimated using valuation techniques which take into account the option's exercise price, its term, the risk free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc's shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the number of options included in the measurement of the transaction such that the amount recognised reflects the number that actually vest. The fair value is expensed on a straight-line basis over the vesting period.

20. Investment property

Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices in an active market for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

21. Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

22. Shares in Group entities

The company's investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's Framework for the Preparation and Presentation of Financial Statements.

The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions

The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2005, gross loans and advances to customers totalled £421,110 million (2004 – £351,419 million) and customer loan impairment provisions amounted to £3,884 million (2004 – £4,168 million).

There are two components to the Group's loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management's best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer's debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the financial statements. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group's pension schemes are set out in Note 3 on the financial statements. The pension deficit recognised in the balance sheet at 31 December 2005 was £3,735 million (2004 – £2,940 million).

Fair value

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. In the balance sheet, financial assets carried at fair value are included within Treasury and other eligible bills, Loans and advances to banks, Loans and advances to customers, Debt securities and Equity shares as appropriate. Financial liabilities carried at fair value are included within the captions Deposits by banks, Customer accounts, Debt securities in issue and Subordinated liabilities. Derivative assets and Derivative liabilities are shown separately on the face of the balance sheets. Gains or losses arising from changes in fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised. The carrying value of a financial asset or a financial liability carried at cost or amortised cost that is the hedged item in a qualifying hedge relationship is adjusted by the gain or loss attributable to the hedged risk.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined by reference to observable market prices where available and reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, the fair value is derived from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Financial assets carried at fair value include government, asset backed and corporate debt securities, reverse repos, loans, corporate equity shares and derivatives. Financial liabilities carried at fair value include deposits, repos, short positions in securities and debt securities issued. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Where observable prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The Group's derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group's pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future operational costs.

A negligible proportion of the Group's trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

Details of financial instruments carried at fair value are given in Note 34 on the financial statements.

General insurance claims

The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. General insurance claims provisions amounted to £4,913 million at 31 December 2005 (2004 – £4,504 million).

Provisions are determined by management based on experience of claims settled and on statistical models which require certain assumptions to be made regarding the


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incidence, timing and amount of claims and any specific factors such as adverse weather conditions. In order to calculate the total provision required, the historical development of claims is analysed using statistical methodology to extrapolate, within acceptable probability parameters, the value of outstanding claims at the balance sheet date. Also included in the estimation of outstanding claims are other assumptions such as the inflationary factor used for bodily injury claims which is based on historical trends and, therefore, allows for some increase due to changes in common law and statute. Costs for both direct and indirect claims handling expenses are also included. Outward reinsurance recoveries are accounted for in the same accounting period as the direct claims to which they relate. The outstanding claims provision is based on information available to management and the eventual outcome may vary from the original assessment. Actual claims experience may differ from the historical pattern on which the estimate is based and the cost of settling individual claims may exceed that assumed.

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. The carrying value of goodwill as at 31 December 2005 was £18,823 million (2004 – £18,032 million).

Goodwill is the excess of the cost of an acquisition over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing goodwill acquired in a business combination is allocated to each of the Group's cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm's length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

Accounting developments

International Financial Reporting Standards

The International Accounting Standards Board ("IASB") issued IFRS 7 'Financial Instruments: Disclosures' in August 2005. The standard replaces IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure provisions in IAS 32 'Financial Instruments: Disclosure and Presentation'. IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

At the same time the IASB issued an amendment 'Capital Disclosures' to IAS 1 'Presentation of Financial Statements'. It requires disclosures about an entity's capital and the way it is managed. This amendment is also effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

The IASB has also issued three amendments to IAS 39 'Financial Instruments: Recognition and Measurement'. The first, 'Cash Flow Hedge Accounting of Forecast Intragroup Transactions', published in April 2005, amends IAS 39 to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment is effective for annual periods beginning on or after 1 January 2006.

The second, 'The Fair Value Option', published in June 2005, places conditions on the option in IAS 39 to designate on initial recognition a financial asset or financial liability as at fair value through profit or loss. The amendment is effective for annual periods beginning on or after 1 January 2006. Earlier application is encouraged. The Group has adopted this amendment from 1 January 2005 (see accounting policies on page 136).

The third, 'Financial Guarantee Contracts', published in August 2005, amends IAS 39 and IFRS 4 'Insurance Contracts'. The amendments define a financial guarantee contract. They require such contracts to be recorded initially at fair value and subsequently at higher of the provision determined in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' and the amount initially recognised less amortisation. The amendments are effective for annual periods beginning on or after 1 January 2006.

In December 2005, the IASB issued amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates' to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendments are effective immediately but have not been endorsed by the EU.

The Group is reviewing IFRS 7 and the amendments to IAS 1 and IAS 21 and those to IAS 39 that it has not implemented, to determine their effect on its financial reporting.

US GAAP

For a discussion of recent developments in US GAAP relevant to the Group, see Note 46 on the accounts.

Consolidated income statement

for the year ended 31 December 2005

	Note	2005 £m	2004 £m
Interest receivable		21,331	16,632
Interest payable		(11,413)	(7,561)
Net interest income		9,918	9,071
Fees and commissions receivable		6,750	6,473
Fees and commissions payable		(1,841)	(1,926)
Income from trading activities	1	2,343	1,988
Other operating income (excluding insurance premium income)		2,953	2,138
Insurance premium income		6,076	6,146
Reinsurers' share		(297)	(499)
Non-interest income		15,984	14,320
Total income		25,902	23,391
Staff costs		5,992	5,188
Premises and equipment		1,313	1,177
Other administrative expenses		2,816	2,323
Depreciation and amortisation		1,825	1,674
Operating expenses	2	11,946	10,362
Profit before other operating charges		13,956	13,029
Insurance claims		4,413	4,565
Reinsurers' share		(100)	(305)
Operating profit before impairment losses		9,643	8,769
Impairment losses		1,707	1,485
Operating profit before tax	4	7,936	7,284
Tax	5	2,378	1,995
Profit for the year		5,558	5,289
Profit attributable to:			
Minority interests		57	177
Preference shareholders	6	109	256
Ordinary shareholders		5,392	4,856
		5,558	5,289
Per 25p ordinary share:			
Basic earnings	9	169.4p	157.4p
Diluted earnings	9	168.3p	155.9p
Dividends	7	60.6p	52.5p


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	Note	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Assets					
Cash and balances at central banks		4,759	4,293	—	—
Treasury bills and other eligible bills	10	5,538	6,110	—	—
Loans and advances to banks	11	70,587	61,073	9,122	4,106
Loans and advances to customers	12	417,226	347,251	567	305
Debt securities	13	120,965	93,908	—	—
Equity shares	14	9,301	4,723	—	—
Investments in Group undertakings	15	—	—	20,851	21,900
Intangible assets	17	19,932	19,242	—	—
Property, plant and equipment	18	18,053	16,428	—	—
Settlement balances		6,005	5,682	—	—
Derivatives at fair value	19	95,663	17,800	55	—
Prepayments, accrued income and other assets	20	8,798	11,612	147	318
Total assets		776,827	588,122	30,742	26,629
Liabilities					
Deposits by banks	21	110,407	99,883	951	174
Customer accounts	22	342,867	283,315	55	—
Debt securities in issue	23	90,420	63,999	2,942	1,608
Settlement balances and short positions	24	43,988	32,990	—	—
Derivatives at fair value	19	96,438	18,876	—	—
Accruals, deferred income and other liabilities	25	14,247	17,648	14	301
Retirement benefit liabilities	3	3,735	2,940	—	—
Deferred taxation liabilities	26	1,695	2,061	—	—
Insurance liabilities	27	7,212	8,647	—	—
Subordinated liabilities	28	28,274	20,366	9,242	5,935
Total liabilities		739,283	550,725	13,204	8,018
Equity*					
Minority interests	29	2,109	3,492	—	—
Shareholders' equity					
Called up share capital	30	826	822	826	822
Reserves	31	34,609	33,083	16,712	17,789
Total equity		37,544	37,397	17,538	18,611
Total liabilities and equity		776,827	588,122	30,742	26,629

* includes non-equity minority interests and preference shares in 2004.

The accounts were approved by the Board of directors on 27 February 2006 and signed on its behalf by:

Sir George Mathewson
Chairman

Sir Fred Goodwin
Group Chief Executive

Guy Whittaker
Group Finance Director

Statements of recognised income and expense

for the year ended 31 December 2005

		Group		Company	
	Note	2005 £m	2004 £m	2005 £m	2004 £m
Available-for-sale investments					
Net valuation gains taken direct to equity		35		—	
Net profit taken to income on sales		(582)		—	
Cash flow hedges					
Net (losses)/gains taken direct to equity		(67)		6	
Exchange differences on translation of foreign operations		842	(606)	—	—
Actuarial losses on defined benefit plans		(799)	(1,601)	—	—
Other movements		—	—	—	(1)
(Expense)/income before tax on items recognised direct in equity		(571)	(2,207)	6	(1)
Tax on items recognised direct in equity		478	465	(2)	—
Net (expense)/income recognised direct in equity		(93)	(1,742)	4	(1)
Profit for the year		5,558	5,289	2,074	2,874
Total recognised income and expense for the year		5,465	3,547	2,078	2,873
Attributable to:					
Equity holders of the parent		5,355	3,558	2,078	2,873
Minority interests		110	(11)	—	—
		5,465	3,547	2,078	2,873
Effect of changes in accounting policies on the implementation of IFRS					
Equity holders of the parent		(1,843)	1,243	(16,759)	(15,798)
Minority interests		(2,878)	(321)	—	—
		(4,721)	922	(16,759)	(15,798)

Cash flow statements

for the year ended 31 December 2005

	Note	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Operating activities					
Operating profit before tax		7,936	7,284	1,932	2,890
Adjustments for:					
Depreciation and amortisation		1,825	1,674	—	—
Interest on subordinated liabilities		1,271	681	583	318
Charge for defined benefit pension schemes		462	397	—	—
Cash contribution to defined benefit pension schemes		(452)	(1,146)	—	—
Other non-cash items		338	(767)	(16)	1
Net cash inflow from trading activities		11,380	8,123	2,499	3,209
Changes in operating assets and liabilities		(519)	(4,264)	2,050	(148)
Net cash flows from operating activities before tax		10,861	3,859	4,549	3,061
Income taxes (paid)/received		(1,911)	(1,366)	(18)	36
Net cash flows from operating activities	36	8,950	2,493	4,531	3,097
Investing activities					
Sale and maturity of securities		39,472	43,022	—	—
Purchase of securities		(39,196)	(41,790)	—	—
Investment in subsidiaries		—	—	(2,961)	(6,342)
Sale of property, plant and equipment		2,220	1,921	—	—
Purchase of property, plant and equipment		(4,812)	(4,583)	—	—
Net investment in business interests and intangible assets	37	(296)	(7,968)	—	—
Loans to subsidiaries		—	—	(337)	(350)
Repayments to subsidiaries		—	—	1,183	40
Net cash flows from investing activities		(2,612)	(9,398)	(2,115)	(6,652)
Financing activities					
Issue of ordinary shares		163	2,845	163	2,845
Issue of equity preference shares		1,649	1,358	1,649	1,358
Issue of subordinated liabilities		1,234	4,624	337	1,424
Proceeds of minority interests acquired		1,264	1,260	—	—
Costs of minority interests redeemed		(121)	(2)	—	—
Repayments of subordinated liabilities		(1,553)	(718)	(1,183)	(40)
Dividends paid		(2,007)	(1,635)	(1,912)	(1,488)
Interest on subordinated liabilities		(1,332)	(613)	(577)	(318)
Net cash flows from financing activities		(703)	7,119	(1,523)	3,781
Effects of exchange rate changes on cash and cash equivalents		(3,107)	1,686	(76)	—
Net increase in cash and cash equivalents		2,528	1,900	817	226
Cash and cash equivalents 1 January		50,021	48,121	309	83
Cash and cash equivalents 31 December		52,549	50,021	1,126	309

Introduction

IAS 32 'Financial Instruments: Disclosure and Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts' were implemented by the Group on 1 January 2005 and applied prospectively from that date and, as permitted by IFRS, without restating comparatives. Consequently, in the notes on the accounts affected by these standards, comparative data for 2004 in accordance with previous GAAP have been presented.

1 Income from trading activities

	Group	
	2005 £m	2004 £m
Foreign exchange[1]	683	616
Securities		
– equities[2]	39	36
– debt[3]	1,023	811
Interest rate derivatives[4]	598	525
	2,343	1,988

Notes:

(1) Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.

(2) Includes equities, equity derivatives, commodity contracts and related hedges and funding.

(3) Includes debt securities and related hedges and funding.

(4) Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2 Operating expenses

	Group	
	2005 £m	2004 £m
Administrative expenses		
Staff costs		
Wages, salaries and other staff costs	5,084	4,421
Social security costs	354	295
Share-based compensation	44	36
Pension costs (see note 3)		
– defined benefit schemes	462	397
– defined contribution schemes	48	39
	5,992	5,188
Premises and equipment	1,313	1,177
Other	2,816	2,323
	10,121	8,688
Depreciation and amortisation		
Property plant and equipment (see note 18)	1,326	1,155
Intangible assets (see note 17)	499	519
	11,946	10,362

The average number of persons employed by the Group during the year, excluding temporary staff, was 144,900 (2004 – 133,300).

3 Pension costs

The Group operates a number of pension schemes which are predominantly defined benefit schemes whose assets are independent of the Group's finances. In addition to The Royal Bank of Scotland Group Pension Fund ('Main Scheme'), the Group operates a number of other UK and overseas pension schemes.

It also provides other post-retirement benefits, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of the eligible employees. The amounts are not material.

Interim valuations of the Group's schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Main Scheme		All Schemes	
Principal actuarial assumptions at 31 December (weighted average)	2005	2004	2005	2004
Discount rate	4.8%	5.4%	4.8%	5.4%
Expected return on plan assets	6.5%	6.7%	6.5%	6.8%
Rate of increase in salaries	4.0%	4.0%	3.9%	3.9%
Rate of increase in pensions in payment	2.7%	2.7%	2.6%	2.7%
Inflation assumption	2.7%	2.7%	2.7%	2.7%

The expected return on plan assets at 31 December is based upon the weighted average of the following assumptions of the returns on the major classes of plan assets:

	Main Scheme		All Schemes	
	2005	2004	2005	2004
Equities	7.7%	8.1%	7.7%	8.1%
Index-linked bonds	4.1%	4.5%	4.1%	4.5%
Government fixed interest bonds	4.1%	4.5%	4.1%	4.5%
Corporate and other bonds	4.8%	5.4%	4.8%	5.4%
Property	5.9%	6.3%	5.9%	6.3%
Cash and other assets	4.2%	4.6%	3.7%	4.5%

The expected return on Main Scheme plan assets at 31 December 2004 has been adjusted to reflect the investment, in early January 2005, *of payments made to the fund on* 31 *December and included as cash and other assets at that date.*

Post-retirement mortality assumptions (Main Scheme)	2005	2004	2003
Longevity at age 60 for current pensioners (years)			
Males	25.4	25.4	23.5
Females	28.2	28.2	25.3
Longevity at age 60 for future pensioners (years)			
Males	26.2	26.2	24.8
Females	29.0	29.0	26.5

Changes in value of net pension liability	Main Scheme Fair value of plan assets £m	Main Scheme Present value of defined benefit obligations £m	Main Scheme Net pension liability £m	All Schemes Fair value of plan assets £m	All Schemes Present value of defined benefit obligations £m	All Schemes Net pension liability £m
At 1 January 2004	11,797	13,594	1,797	12,862	14,898	2,036
Currency translation and other adjustments	—	—	—	(18)	(9)	9
Income statement:						
Expected return	838		(838)	920		(920)
Interest cost		759	759		837	837
Current service cost		400	400		469	469
Past service cost		—	—		11	11
	838	1,159	321	920	1,317	397
Statement of recognised income and expense:						
Actuarial gains and losses	392	1,825	1,433	408	2,009	1,601
Acquisitions of subsidiaries	—	—	—	45	88	43
Contributions by employer	1,069		(1,069)	1,146		(1,146)
Contributions by plan participants	—	—		3	3	
Benefits paid	(494)	(494)		(534)	(534)	
Expenses included in service cost	(33)	(33)		(34)	(34)	
At 31 December 2004	13,569	16,051	2,482	14,798	17,738	2,940
Currency translation and other adjustments	—	—	—	26	26	—
Income statement:						
Expected return	930		(930)	1,017		(1,017)
Interest cost		865	865		953	953
Current service cost		447	447		522	522
Past service cost		3	3		4	4
	930	1,315	385	1,017	1,479	462
Statement of recognised income and expense:						
Actuarial gains and losses	1,556	2,273	717	1,660	2,459	799
Disposal of subsidiaries	—	—	—	—	(14)	(14)
Contributions by employer	380		(380)	452		(452)
Contributions by plan participants	—	—		4	4	
Benefits paid	(504)	(504)		(550)	(550)	
Expenses included in service cost	(17)	(17)		(19)	(19)	
At 31 December 2005	15,914	19,118	3,204	17,388	21,123	3,735

The Group expects to contribute £444 million to its defined benefit pension schemes in 2006 (Main Scheme – £384 million). Of the net pension liability, £104 million (2004 – £95 million) relates to unfunded schemes.


section
03
Financial statements

3 Pension costs *(continued)*

Major plan assets as a percentage of total plan assets	Main Scheme 2005	Main Scheme 2004	All Schemes 2005	All Schemes 2004
Equities	61.3%	56.7%	61.6%	57.2%
Index-linked bonds	18.1%	16.5%	16.8%	15.3%
Government fixed interest bonds	1.8%	2.1%	2.6%	2.8%
Corporate and other bonds	14.6%	12.5%	14.6%	12.7%
Property	3.6%	3.1%	3.7%	3.2%
Cash and other assets	0.6%	9.1%	0.7%	8.8%

The pension plan assets include a holding of the company's ordinary shares with a fair value of £78 million (2004 – £73 million), of which £76 million (2004 – £71 million) are held in the Main Scheme which also holds financial instruments issued by the Group with a value of £299 million (2004 – £726 million).

Cumulative net actuarial losses of £2,400 million (2004 – £1,601 million) have been recognised in the statement of recognised income and expense, of which £2,150 million (2004 – £1,433 million) relate to the Main Scheme.

History of defined benefit schemes	Main Scheme 2005 £m	Main Scheme 2004 £m	Main Scheme 2003 £m	All Schemes 2005 £m	All Schemes 2004 £m	All Schemes 2003 £m
Present value of defined benefit obligations	19,118	16,051	13,594	21,123	17,738	14,898
Fair value of plan assets	15,914	13,569	11,797	17,388	14,798	12,862
Net deficit	3,204	2,482	1,797	3,735	2,940	2,036
Experience losses on plan liabilities	(41)	(624)		(68)	(631)	
Experience gains on plan assets	1,556	392		1,660	408	
Actual return on pension schemes assets	2,486	1,230		2,677	1,328	

4 Operating profit before tax

Operating profit before tax is stated after taking account of the following:

		Group 2005 £m	Group 2004 £m
Income	Sales of available-for-sale securities		
	– Gross gains	683	
	– Gross losses	(16)	
	– Net profit	667	
	Sales of investment securities		
	– Gross gains		197
	– Gross losses		(30)
	– Net profit		167
	Dividend income	108	79
	Share of associated undertakings' net profit	41	24
	Rental income from investment properties	250	241
	Net gains on financial assets and liabilities designated as at fair value through profit or loss	364	
Expenses	Interest on subordinated liabilities	1,271	681
	Direct operating expenses of investment properties	61	72
	Integration expenditure* relating to:		
	– acquisition of NatWest	129	280
	– other acquisitions	329	240

* Integration expenditure comprises:		
Staff costs	148	83
Premises and equipment	39	35
Other administrative expenses	131	149
Depreciation and amortisation	140	253
	458	520

Auditors' remuneration

Amounts paid to the auditors for statutory audit and other services were as follows:

	Group 2005 £m	Group 2004 £m
Audit services		
– Statutory audit	9.9	8.2
– Audit related including regulatory reporting*	7.0	1.1
	16.9	9.3
Further assurance services	6.8	3.0
Tax services		
– Compliance services	0.2	0.2
– Advisory services	—	0.2
	0.2	0.4
Other services	0.4	3.0
Total	24.3	15.7

* Includes fees relating to the transition to IFRS and work in respect of US Sarbanes-Oxley Act Section 404 reporting requirements.

The auditors' remuneration for statutory audit of the company was £0.1 million (2004 – £0.1 million). Non–audit fees paid to the auditors and their associates in the UK was £12.4 million (2004 – £6.4 million).

5 Tax

	Group 2005 £m	Group 2004 £m
Current taxation:		
UK corporation tax charge for the year at 30%	2,280	2,091
Over provision in respect of prior periods	(101)	(168)
Relief for overseas taxation	(171)	(212)
	2,008	1,711
Deferred taxation:		
Current year charge	477	333
Over provision in respect of prior periods	(107)	(49)
Tax charge for the year	2,378	1,995

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2005 £m	2004 £m
Expected tax charge	2,381	2,185
Interest on subordinated debt not allowable for tax	79	—
Non-deductible items	230	110
Non-taxable items	(166)	(128)
Taxable foreign exchange movements	(10)	(10)
Foreign profits taxed at other rates	77	49
Unutilised losses brought forward and carried forward	(5)	6
Adjustments relating to prior periods	(208)	(217)
Actual tax charge for the year	2,378	1,995

(1) Deferred tax assets of £51 million (2004 – £110 million) resulting from tax losses carried forward of £150 million (2004 – £291 million) have not been recognised as it is currently not certain that the assets will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.


section
03
Financial statements

6 Profit attributable to preference shareholders

	Group		
	Dividends paid to equity preference shareholders 2005 £m	Finance cost included in interest payable 2005 £m	Finance cost of preference shares 2004 £m
Non-cumulative preference shares of US$0.01	58	115	105
Non-cumulative convertible preference shares of US$0.01	—	73	90
Non-cumulative convertible preference shares of €0.01	—	9	33
Non-cumulative preference shares of €0.01	51	—	4
Non-cumulative convertible preference shares of £0.01	—	15	15
Appropriation for premium payable on redemption and issue costs	—	8	9
Total[3]	109	220	256
Equity			15
Non-equity			241

Notes:

(1) In the year ended 31 December 2005, dividends of £55,000 (2004 – £55,000) were paid on the 11% cumulative preference shares of £1 and dividends of £22,000 (2004 – £22,000) were paid on the 5.5% cumulative preference shares of £1.

(2) Following the implementation of IAS 32 on 1 January 2005, several of the Group's preference share issues are now included in subordinated liabilities and the finance cost thereon is included in interest payable.

(3) *Between 1 January 2006 and the date of approval of these accounts, dividends amounting to US$39 million have been declared in respect of equity preference shareholders for payment on 31 March 2006.*

7 Ordinary dividends

	Group			
	2005 p per share	2004 p per share	2005 £m	2004 £m
Final dividend for previous year declared during the current year	41.2	35.7	1,308	1,059
Interim dividend	19.4	16.8	619	529
Total dividends paid on ordinary equity shares	60.6	52.5	1,927	1,588

Final dividends are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on 28 April 2006, a dividend in respect of 2005 of 53.1 pence per share (2004 – 41.2 pence per share) amounting to a total of £1.7 billion (2004 – £1.3 billion) is to be proposed. The financial statements for the year ended 31 December 2005 do not reflect this dividend which, if approved, will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2006.

8 Profit dealt with in the accounts of the company

As permitted by section 230(3) of the Companies Act 1985, the primary financial statements of the company do not include an *income statement. Condensed information is set out below:*

	Company	
	2005 £m	2004 £m
Dividends received from banking subsidiary	2,082	3,000
Dividends received from other subsidiaries	100	—
Total income	2,182	3,000
Interest receivable from subsidiaries	577	313
Interest payable to subsidiaries	(189)	(150)
Other net interest payable and operating expenses	(638)	(273)
Operating profit before tax	1,932	2,890
Tax	142	(16)
Profit for the year	2,074	2,874
Profit attributable to:		
Ordinary shareholders	1,965	2,618
Other shareholders	109	256
	2,074	2,874

9 Earnings per ordinary share

The earnings per share are based on the following:

	Group	
	2005 £m	2004 £m
Earnings:		
Profit attributable to ordinary shareholders	5,392	4,856
Add back dividends on dilutive convertible non-equity shares	65	66
Diluted earnings attributable to ordinary shareholders	5,457	4,922

	Number of shares – millions	
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the year	3,183	3,085
Effect of dilutive share options and convertible non-equity shares	60	73
Diluted weighted average number of ordinary shares during the year	3,243	3,158

All convertible preference shares have a dilutive effect in the current year and as such have been included in the computation of diluted earnings per share. In 2004, $1,500 million of convertible preference shares was not included in the computation of diluted earnings per share as their effect was anti-dilutive.

10 Treasury bills and other eligible bills

	Group	
	2005 £m	2004 £m
Treasury bills and similar securities	5,402	5,538
Other eligible bills	136	572
	5,538	6,110
Held-for-trading	3,004	
Available-for-sale	2,534	
	5,538	

11 Loans and advances to banks

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Held-for-trading	44,965		—	
Designated as at fair value through profit or loss	282		—	
Loans and receivables	25,340		9,122	
	70,587	61,073	9,122	4,106
Amounts above include:				
Items in the course of collection from other banks	2,901	2,629		
Due from subsidiaries			9,122	4,106

12 Loans and advances to customers

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Held-for-trading	53,963		—	
Designated as at fair value through profit or loss	616		—	
Loans and receivables	350,960		567	
Finance leases	11,687		—	
	417,226	347,251	567	305
Amounts above include:				
Due from subsidiaries			567	305
Subordinated advances		220		—


section
03
Financial statements

12 Loans and advances to customers *(continued)*

Securitisations

The Group engages in securitisation transactions of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. In such transactions, the assets, or interests in the assets, are transferred generally to a special purpose entity which then issues liabilities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group's continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policy on page 141). The Group has securitisations in each of these categories.

Continued recognition

The table below sets out the asset categories together the carrying amounts of the assets and associated liabilities.

	2005		2004	
Asset type	Assets £m	*Liabilities* £m	Assets £m	*Liabilities* £m
Residential mortgages (1, 2)	2,388	2,366	1,519	1,479
Finance lease receivables (1, 3)	1,467	1,170	1,897	1,502
Other loans (1, 4)	2,189	1,543	1,713	1,313
Credit card receivables (5)	2,891	2,836	1,133	1,133
Commercial paper conduits (6)	6,688	6,685	4,704	4,696

(1) At 31 December 2004, in accordance with previous GAAP, the financial assets in these categories were derecognised to the extent of non-recourse finance as the arrangements qualified for the linked presentation.

(2) Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm's length fixed/floating interest rate swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group. In 2004, the Group recognised net income of £26 million.

(3) Certain finance lease receivables (leveraged leases) involve the Group as lessor obtaining non-recourse funding from third parties. This financing is secured on the underlying leases and the provider of the finance has no recourse whatsoever to the other assets of the Group. In 2004, the Group recognised net income of £13 million.

(4) Other loans originated by the Group have been transferred to special purpose vehicles funded through the issue of notes. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to the Group after deduction of expenses. In 2004, the Group recognised net income of £37 million.

(5) Credit card receivables in the UK have been securitised. Notes have been issued by a special purpose vehicle. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge offs).

(6) The Group sponsors commercial paper conduits. Customer assets are transferred into an SPE which issues notes in the commercial paper market. The Group supplies certain services and contingent liquidity support to these vehicles on an arm's length basis as well as programme credit enhancement.

Continuing involvement

In certain US securitisations of residential mortgages substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, of the assets and continues to recognise the assets to the extent of its continuing involvement. Securitised assets were £39.8 billion; retained interests £863 million; subordination assets £609 million and related liabilities £609 million.

Derecognition

Other securitisations of the Group's financial assets in the US qualify for derecognition as substantially all the risks and rewards of the assets have been transferred. The Group continues to recognise any retained interests in the securitisation vehicles.

Disclosures are given below about those securitisations of financial assets undertaken by the Group that resulted in derecognition or recognition to the extent of continuing involvement. The Group has classified these securitisations into three broad categories: US Agency, consumer, and commercial securitisations. During 2005, the Group received proceeds of approximately £46.3 billion from securitisation trusts in connection with new securitisations of Group assets and £9.6 billion in connection with securitisation of third-party assets.

The Group recognised net pre-tax gains of approximately £182 million (2004 – £111 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction costs, and exclude any results attributable to hedging activities, interest income, funding costs, and changes in asset values prior to, and in retained interest values subsequent to, the securitisation date.

At 31 December 2005, the fair value of the Group's retained interests was approximately £2.1 billion (2004 – £1.4 billion). These retained interests comprise approximately £1,179 million in US Agency based retained interests, £764 million in consumer based retained interests and £128 million in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years. Cash flows received in 2005 from retained interests held at 31 December 2005 in connection with securitisations that took place in current and prior years amounted to approximately £481 million (2004 – £383 million).


section
03
Financial
statements

12 Loans and advances to customers *(continued)*

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	U.S. Agency retained interests	Consumer retained interests	Commercial retained interests
Prepayment speed	139 – 690 PSA	16 – 44% CPR (1)	0 – 100 CPY (1)
Weighted average life	1 – 20 years	1 – 10 years	1 – 20 years
Cash flow discount rate	0 – 26%	4 – 90%	5 – 81%
Credit losses	N/A (3)	0 – 2% CDR (4)	N/A (5)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2005 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions/impact on fair value	U.S. Agency retained interests	Consumer retained interests	Commercial retained interests
Fair value of retained interests at 31 December 2004	£1,179 million	£764 million	£128 million
Prepayment speed(6)	9 – 25% CPR(1)	16 – 80% CPR(1)	0 – 75 CPY(2)
Impact on fair value of 10% adverse change	£0.5 million	£26.1 million	—
Impact on fair value of 20% adverse change	£0.6 million	£47.1 million	—
Weighted average life	0 – 19 years	1 – 10 years	1 – 20 years
Cash flow discount rate	*0 – 26%*	*4 – 96%*	5 – 81%
Impact on fair value of 10% adverse change	£33.5 million	£23.8 million	£4.7 million
Impact on fair value of 20% adverse change	£65.1 million	£46.0 million	£9.1 million
Credit losses	N/A(3)	0 – 2% CDR(4)	N/A(5)
Impact on fair value of 10% adverse change	N/A	£10.9 million	N/A
Impact on fair value of 20% adverse change	N/A	£19.8 million	N/A

Notes:

(1) Constant prepayment rate – the CPR range represents the low and high points of a dynamic CPR curve.

(2) *CPR with yield maintenance provision and thus prepayment risk is limited.*

(3) Population consists of securities whose collateral is guaranteed by US Government sponsored entities and therefore, no credit loss has been assumed.

(4) *Constant default rate.*

(5) Population consists of only investment grade senior tranches; therefore, no credit losses are included in the assumptions.

(6) *Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and* commercial retained interests have been stressed on a security level basis.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the *change in the assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on* the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Group might take to mitigate the effect of any adverse changes in one or more key assumptions.

Mortgage-backed securities

The Group sells originated mortgage loans to US Agencies in return for securities backed by these loans and guaranteed by the Agency whilst retaining the rights to service the mortgages. These securities may be subsequently sold. The purchaser has recourse to the Group for losses up to pre-determined levels on certain designated mortgages. The Group is not obliged, and does not intend, to support losses that may be suffered by the Agencies. Under the terms of the sale agreements, the Agencies have agreed to seek repayment only from the cash from the mortgage loans. Once the securities exchanged for the loans have been sold the Group's exposure is restricted to the amount of the recourse. At 31 December 2005 mortgages amounting to £385 million (2004 - £472 million) had been sold with recourse and the related securities sold. These loans have been derecognised; they qualified for the linked presentation under previous GAAP.

13 Debt securities

2005	Group UK government £m	Other government £m	Other public sector body £m	Bank and building society £m	Other issuers £m	Total £m
Held-for-trading	4,386	18,073	257	8	57,929	80,653
Designated as at fair value through profit or loss	451	7	—	864	2,669	3,991
Available-for-sale	662	17,807	40	9,613	7,411	35,533
Loans and receivables	—	—	—	—	788	788
At 31 December 2005	5,499	35,887	297	10,485	68,797	120,965
Available-for-sale						
Gross unrealised gains	9	9	—	7	41	66
Gross unrealised losses	(7)	(277)	(1)	(6)	(64)	(355)

2004	UK government £m	Other government £m	Other public sector body £m	Bank and building society £m	Other issuers £m	Total £m
Investment securities	757	14,135	309	9,355	10,987	35,543
Other securities	1,866	12,457	37	1,701	42,304	58,365
At 31 December 2004[1]	2,623	26,592	346	11,056	53,291	93,908
Investment securities:						
Book value	757	14,135	309	9,355	10,987	35,543
Gross unrecognised gains	2	85	1	5	78	171
Gross unrecognised losses	(22)	(44)	—	(4)	(285)	(355)
Valuation at 31 December 2004	737	14,176	310	9,356	10,780	35,359

(1) Amounts above include subordinated debt securities of £644 million at 31 December 2004.

2005	Listed £m	Unlisted £m	Total £m
Held-for-trading	41,544	39,109	80,653
Designated as at fair value through profit or loss	3,043	948	3,991
Available-for-sale	34,074	1,459	35,533
Loans and receivables	—	788	788
At 31 December 2005	78,661	42,304	120,965

2004	Listed £m	Unlisted £m	Total £m
Investment securities	25,647	9,896	35,543
Other securities	30,946	27,419	58,365
At 31 December 2004	56,593	37,315	93,908

The following table shows the Group's available-for-sale debt securities by remaining maturity and the related yield (based on weighted averages) as at 31 December 2005.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total	
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
UK government	111	7.0	357	5.6	187	5.5	7	2.3	662	5.8
US government, federal agencies and states	52	2.2	292	2.3	829	1.9	14,976	3.6	16,149	3.5
Other government	604	1.9	1,088	4.1	4	5.0	3	4.5	1,699	3.3
Corporate debt securities	640	3.8	1,492	3.9	222	4.7	191	5.1	2,545	4.0
Mortgage-backed securities	27	4.7	13	6.0	511	5.8	3,230	3.6	3,781	3.9
Bank and building society	7,853	4.3	1,567	3.9	156	4.1	37	4.5	9,613	4.3
Other	837	3.1	56	2.8	3	6.8	188	4.8	1,084	3.4
Total fair value	10,124	4.1	4,865	4.0	1,912	3.8	18,632	3.6	35,533	3.8


section
03
Financial statements

13 Debt securities *(continued)*

The table below shows the number and fair value of available-for-sale debt-securities that were in an unrealised loss position at 31 December 2005.

Issued by	Number of issues	Less than 12 months Fair value £m	Less than 12 months Gross unrealised losses £m	More than 12 months Fair value £m	More than 12 months Gross unrealised losses £m	Total Fair value £m	Total Gross unrealised losses £m
UK government	9	—	—	217	7	217	7
US government, federal agencies and states	511	13,390	228	1,475	35	14,865	263
Other government	54	1,136	7	149	7	1,285	14
Corporates	21	157	3	54	1	211	4
Mortgage-backed securities	110	2,797	55	149	4	2,946	59
Bank and building society	159	5,417	4	156	2	5,573	6
Other	5	—	2	6	—	6	2
	869	22,897	299	2,206	56	25,103	355

The Group considers that unrealised losses on available-for-sale debt securities are temporary principally because they reflect changes in benchmark interest rates.

14 Equity shares

	Group 2005 Listed £m	Group 2005 Unlisted £m	Group 2005 Total £m	Group 2004 Listed £m	Group 2004 Unlisted £m	Group 2004 Total £m
Held-for-trading	2,937	4	2,941			
Designated as at fair value through profit or loss	2,113	428	2,541			
Available-for-sale	704	3,115	3,819			
	5,754	3,547	9,301			
Investment securities				1,213	1,227	2,440
Other securities				2,282	1	2,283
At 31 December				3,495	1,228	4,723
Available-for-sale						
Gross unrealised gains	168	54	222			
Gross unrealised losses	(5)	(8)	(13)			
	163	46	209			
Investment securities						
Book value				1,213	1,227	2,440
Gross unrecognised gains				356	169	525
Gross unrecognised losses				(78)	(5)	(83)
				1,491	1,391	2,882

Unquoted equity investments at cost include £1.8 billion attributable to the Group's investment in Bank of China which was completed on 31 December 2005. Also included are equity investments in the Federal Home Loans Bank and Federal Reserve Bank that are redeemable at cost (£0.8 billion). The remaining investments at cost cannot be measured reliably and comprised numerous small shareholdings including those received on trouble debt restructuring. Disposals in the year generated gains of £85 million.

At 31 December 2005 the £13 million gross unrealised losses represented 23 equity issues with fair value of £30 million which were in an unrealised loss position for less than 12 months.

15 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Company	
	2005 £m	2004 £m
At 1 January	21,900	15,497
Implementation of IAS 32 and IAS 39 on 1 January 2005	(4,004)	—
Currency translation and other adjustments	(6)	(399)
Additions	2,961	6,802
At 31 December	20,851	21,900

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank and RBS Insurance Group Limited are directly owned by the company, and all of the other subsidiary undertakings are wholly owned directly, or indirectly through intermediate holding companies, by these companies. All of these subsidiaries are included in the Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation
The Royal Bank of Scotland plc	Banking	Great Britain
National Westminster Bank Plc[1]	Banking	Great Britain
Citizens Financial Group, Inc.	Banking	US
Coutts & Co[2]	Private banking	Great Britain
Greenwich Capital Markets, Inc.	Broker dealer	US
RBS Insurance Group Limited	Insurance	Great Britain
Ulster Bank Limited[3]	Banking	Northern Ireland

Notes:

(1) The company does not hold any of the NatWest preference shares in issue.

(2) Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0Q5.

(3) Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by Section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.


section
03
Financial statements

16 Impaired and past-due financial assets

2005	Group Cost £m	Provision £m	Net book value £m
Impaired financial assets			
Loans and receivables and finance leases	5,926	3,344	2,582
Available-for-sale	316	132	184
	6,242	3,476	2,766

	Group 2005 £m	2004 £m
Impairment losses charged to the income statement		
Loans and receivables and finance leases (see table below)	1,703	
Available-for-sale	4	
Loans and advances (see table below)		1,402
Amounts written-off fixed asset investments		83
Total	1,707	1,485

The following table shows impairment losses for loans and receivables and finance leases (2004 – loans and advances).

	Group 2005 £m	Specific £m	General £m	2004 Total £m
At 1 January	4,174	3,332	553	3,885
Implementation of IAS 39	(29)	—	—	—
Currency translation and other adjustments	51	(22)	(76)	(98)
Acquisitions	—	222	68	290
Amounts written-off (1)	(2,040)	(1,449)	—	(1,449)
Recoveries of amounts previously written-off	172	144	—	144
Charged to the income statement	1,703	1,386	16	1,402
Unwind of discount	(144)	—	—	—
At 31 December (2)	3,887	3,613	561	4,174

(1) Amounts written-off during the year include £2 million relating to banks (2004 – nil).

(2) Balance at 31 December 2005 includes £3 million relating to banks (2004 – £6 million).

Loan impairment

At 31 December 2005, the Group's non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to £5,937 million (2004 – £5,470 million). Loan impairment provisions of £3,344 million (2004 – £3,561 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year to 31 December 2005 were £5,923 million (2004 – £5,264 million).

	IFRS 2005 £m	2004 £m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans		
Domestic	334	235
Foreign	62	58
	396	293
Interest on non-accrual and restructured loans included in net interest income		
Domestic	130	58
Foreign	14	7
	144	65

17 Intangible assets

2005	Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
	Group				
Cost:					
At 1 January 2005	18,032	268	261	2,089	20,650
Currency translation and other adjustments	786	31	30	—	847
Acquisition of subsidiaries	113	—	—	—	113
Additions	—	—	34	329	363
Disposals and write-off of fully amortised assets	(108)	—	—	(124)	(232)
At 31 December 2005	18,823	299	325	2,294	21,741
Accumulated amortisation and impairment:					
At 1 January 2005	—	22	22	1,364	1,408
Currency translation and other adjustments	—	5	3	—	8
Disposals and write-off of fully amortised assets	—	—	—	(106)	(106)
Charge for the year	—	58	39	402	499
At 31 December 2005	—	85	64	1,660	1,809
Net book value at 31 December 2005	18,823	214	261	634	19,932

2004	Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
Cost:					
At 1 January 2004	13,131	—	—	1,827	14,958
Currency translation and other adjustments	(518)	(18)	(2)	—	(538)
Acquisition of subsidiaries	5,435	286	263	—	5,984
Additions	—	—	—	303	303
Disposals and write-off of fully amortised assets	(16)	—	—	(41)	(57)
At 31 December 2004	18,032	268	261	2,089	20,650
Accumulated amortisation and impairment:					
At 1 January 2004	—	—	—	931	931
Currency translation and other adjustments	—	(1)	—	—	(1)
Disposals and write-off of fully amortised assets	—	—	—	(41)	(41)
Charge for the year	—	23	22	474	519
At 31 December 2004	—	22	22	1,364	1,408
Net book value at 31 December 2004	18,032	246	239	725	19,242

The weighted average amortisation period of purchased intangible assets, other than goodwill, subject to amortisation are:

	Years
Core deposit intangibles	6
Other purchased intangibles	7

The amortisation expense for each of the next five years is currently estimated to be:

	£m
2006	113
2007	113
2008	113
2009	67
2010	20


section
03
Financial statements

17 Intangible assets *(continued)*

Impairment review

Significant Business Division	Acquisition	Cash generating unit	Goodwill 2005[1] £m	Goodwill 2004 £m	Basis of valuation	Key assumptions
Corporate Markets	NatWest*	Core corporate banking	1,888	1,888[2]	Earnings	Allocation of common resources
Corporate Markets	NatWest*	Financial markets	1,563	1,563[2]	Earnings	
Retail Banking	NatWest*	NatWest Retail	3,095	2,721[2]	Earnings	
Citizens	Mellon	Mid-Atlantic	1,209	1,197[1]	Expected earnings and cash generation multiples, including control premium	Mellon business typical of recent transactions in the same region
Citizens (acquired 2004)	Charter One	Charter One	4,471		Value-in-use: cash flow	Terminal growth rate after year 7**
RBS Insurance	Churchill	Churchill Group	794	775[1]	Value-in-use: cash flow	Terminal growth rate after year 7**

(1) As at 30 September.

(2) As at 1 January 2004.

* Of the overall goodwill arising from the acquisition of NatWest in 2000, £2.7 billion (2004 – £3.1 billion) has been allocated to cash generating units other than those shown above.

** The key valuation parameters are the same as those used to support the Group's decision to purchase the businesses.

18 Property, plant and equipment

2005	Group: Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m
Cost or valuation:							
At 1 January 2005	4,162	2,878	404	842	3,143	9,447	20,876
Currency translation and other adjustments	(55)	17	11	18	67	469	527
Reclassifications	(2)	34	(31)	—	(1)	—	—
Additions	348	331	25	322	597	3,136	4,759
Subsequent expenditure on investment properties	53	—	—	—	—	—	53
Change in fair value of investment properties	26	—	—	—	—	—	26
Disposals and write-off of fully depreciated assets	(176)	(560)	(71)	(127)	(466)	(1,372)	(2,772)
Disposals of subsidiaries	(9)	(19)	—	(10)	(30)	(111)	(179)
At 31 December 2005	4,347	2,681	338	1,045	3,310	11,569	23,290
Accumulated depreciation and amortisation:							
At 1 January 2005	—	417	138	280	1,831	1,782	4,448
Currency translation and other adjustments	—	4	—	6	31	141	182
Disposals and write-off of fully depreciated assets	—	(91)	(24)	(29)	(340)	(159)	(643)
Disposals of subsidiaries	—	—	—	(2)	(21)	(53)	(76)
Depreciation charge for the year	—	60	7	64	390	805	1,326
At 31 December 2005	—	390	121	319	1,891	2,516	5,237
Net book value at 31 December 2005	4,347	2,291	217	726	1,419	9,053	18,053

2004	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m
	Group						
Cost:							
At 1 January 2004	4,076	2,635	312	655	2,712	7,537	17,927
Currency translation and other adjustments	2	(18)	—	(10)	(42)	(184)	(252)
Reclassifications	—	1	(5)	(5)	9	—	—
Acquisition of subsidiaries	—	164	32	41	133	487	857
Additions	164	589	86	212	691	2,841	4,583
Disposals and write-off of fully depreciated assets	(80)	(493)	(21)	(51)	(360)	(1,234)	(2,239)
At 31 December 2004	4,162	2,878	404	842	3,143	9,447	20,876
Accumulated depreciation and amortisation:							
At 1 January 2004	—	407	129	280	1,537	1,327	3,680
Currency translation and other adjustments	—	(1)	3	(3)	(17)	(29)	(47)
Reclassifications	—	—	—	(2)	2	—	—
Acquisition of subsidiaries	—	—	5	—	14	28	47
Disposals and write-off of fully depreciated assets	—	(19)	(2)	(4)	(130)	(232)	(387)
Depreciation charge for the year	—	30	3	9	425	688	1,155
At 31 December 2004	—	417	138	280	1,831	1,782	4,448
Net book value at 31 December 2004	4,162	2,461	266	562	1,312	7,665	16,428

	2005 £m	2004 £m
Contracts for future capital expenditure not provided for in the accounts at the year end (excluding investment properties)	38	447
Contractual obligations to purchase, construct or develop investment properties or to repair, maintain or enhance investment property	4	155
Property, plant and equipment pledged as security	1,250	1,268

Investment properties are valued to reflect fair market value. Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2005 valuation for a significant majority of the Group's investment properties was undertaken by external valuers.

The fair value of investment properties includes £100 million (2004 – £74 million) of appreciation since purchase. This increase would normally be realised on disposal of the properties. Premises include £84 million (2004 – £570 million) assets in the course of construction.


section
03
Financial statements

19 Derivatives at fair value

Companies in the Group enter into various off-balance sheet financial instruments (derivatives) as principal either as a trading activity or to manage balance sheet foreign exchange and interest rate risk. Derivatives include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

Swaps include currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps. A swap is an agreement to exchange cash flows in the future in accordance with a pre-arranged formula. In currency swap transactions, interest payment obligations are exchanged on assets and liabilities denominated in different currencies; the exchange of principal may be notional or actual. Interest rate swap contracts generally involve exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified maturity at a specific future date; there is no exchange of principal.

Futures are exchange-traded forward contracts to buy (or sell) standardised amounts of underlying physical or financial commodities. The Group buys and sells currency, interest rate and equity futures.

Options include exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions. They are contracts that give the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity at an agreed price on an agreed date or over an agreed period.

The Group enters into fair value and cash flow hedges and hedges of net investments in foreign operations. Fair value hedges principally involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Similarly the majority of the Group's cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities and hedged by interest rate swaps for periods of up to 28 years. The Group hedges its net investments in foreign operations with currency borrowings.

	Group		
	Total derivatives		
2005	Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts			
Spot, forwards and futures	885	10,758	10,214
Currency swaps	221	3,228	3,849
Options purchased	301	6,438	—
Options written	315	—	6,101
Interest rate contracts			
Interest rate swaps	7,234	65,618	67,156
Options purchased	814	5,988	—
Options written	719	—	5.557
Futures and forwards	1,482	268	325
Credit derivatives	217	1,455	1,355
Equity and commodity contracts	61	1,910	1,881
		95,663	96,438
Included in the above are cash flow hedging derivatives as follows:			
Spot, forwards and futures		5	25
Interest rate swaps		431	373
Included in the above are fair value hedging derivatives as follows:			
Interest rate swaps		1,096	676

The company held derivative assets at fair value amounting to £55 million (notional amounts £1 billion).

2004	Notional amounts £bn	Group Trading derivatives Fair value Assets £m	Liabilities £m
Exchange rate contracts			
Spot, forwards and futures	746	17,133	18,566
Currency swaps	178	6,281	6,314
Options purchased	243	5,797	—
Options written	256	—	5,324
Interest rate contracts			
Interest rate swaps	4,939	54,964	55,360
Options purchased	296	3,168	—
Options written	287	—	3,274
Futures and forwards	1,091	475	479
Credit derivatives	59	264	285
Equity and commodity contracts	41	1,227	783
		89,309	90,385
Effect of netting		(71,509)	(71,509)
		17,800	18,876

Non-trading derivatives

Under previous GAAP, hedging derivatives were accounted for in accordance with the treatment of the hedged transaction. As a result any gains or losses on the hedging instrument arising from changes in fair values were not recognised in the profit and loss account immediately but accounted for in the same manner as the hedged item. The Group established such non-trading derivative positions externally with third parties and also internally. The tables below include the components of the internal hedging programme that transferred risks to the trading portfolio or to external third party participants in the derivatives market.

	Group				
		Fair value		Book value	
2004	Notional amounts £bn	Positive £m	Negative £m	Assets £m	Liabilities £m
Exchange rate contracts					
Spot, forwards and futures	21	46	665	35	603
Currency swaps and options	5	349	227	234	123
Interest rate contracts					
Interest rate swaps	121	1,617	1,342	623	650
Futures, forwards and options	14	71	318	2	2
Credit derivatives	1	4	11	—	6
Equity and commodity contracts	2	207	62	102	15
		2,294	2,625	996	1,399

19 Derivatives at fair value *(continued)*

2004	Group: Unrecognised gains and losses £m	Group: Deferred gains and losses £m
As at 1 January 2004 – gains	2,236	213
– losses	(2,205)	(34)
	31	179
Recognised gains that arose in previous periods	(781)	(65)
Recognised losses that arose in previous periods	537	4
Unrecognised gains and losses arising in the year	224	—
Unrecognised gains and losses deferred in the year	61	(61)
Unrecognised gains and losses deferred and taken to profit or loss in the year	—	(30)
At 31 December 2004	72	27
Of which – gains	1,571	483
– losses	(1,499)	(456)
	72	27

Maturity of replacement cost of over-the-counter contracts (trading and non-trading)

Replacement cost indicates the Group's derivatives credit exposure. The following table sets forth the gross positive fair values by maturity. The replacement cost of internal trades is not included as there is no credit risk associated with them.

2004	Group: Within one year £m	One to five years £m	Over five years £m	Total £m
Before netting				
Exchange rate contracts	21,812	5,414	2,018	29,244
Interest rate contracts	6,777	24,932	27,287	58,996
Credit derivatives	—	107	157	264
Equity and commodity contracts	604	777	13	1,394
	29,193	31,230	29,475	89,898
Financial institutions				70,417
Others				19,481
				89,898

20 Prepayments, accrued income and other assets

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Prepayments	1,274	1,505	—	—
Accrued income	857	4,541	—	208
Deferred expenses	372	898	—	—
Other assets	6,295	4,668	147	110
	8,798	11,612	147	318
Amounts above include:				
Due from subsidiaries			—	313

21 Deposits by banks

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Held-for-trading	32,067		—	
Amortised cost	78,340		951	
	110,407	99,883	951	174
Amounts above include:				
Items in the course of transmission to other banks	722	802		
Due to subsidiaries			944	108

22 Customer accounts

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Held-for-trading	34,645		—	
Designated as at fair value through profit or loss (1)	3,683		—	
Amortised cost	304,539		55	
	342,867	283,315	55	—
Amounts above include:				
Due to subsidiaries			55	—

(1) The amounts include insurance linked liabilities with a carrying value of £2,296 million. The carrying amount of other customer accounts designated as at fair value through profit or loss is £114 million greater than amortised cost. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable by the Group.

23 Debt securities in issue

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Held-for-trading	1,469		—	
Designated as at fair value through profit or loss (1)	11,068		—	
Amortised cost	77,883		2,942	
	90,420	63,999	2,942	1,608

(1) No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £365 million less than amortised cost.

24 Settlement balances and short positions

	Group 2005 £m	Group 2004 £m
Settlement balances – amortised cost	6,561	4,067
Short positions – held-for-trading:		
Debt securities – Government	30,749	24,619
– Other issuers	5,355	4,002
Treasury bills and other eligible bills	1,178	302
Equity shares	145	—
	43,988	32,990


section
03
Financial statements

25 Accruals, deferred income and other liabilities

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Notes in circulation	1,365	1,351	—	—
Current taxation	952	662	—	18
Accruals	3,875	8,468	13	83
Deferred income	3,333	3,095	—	—
Provisions for liabilities and charges (see table below)	162	198	—	—
Other liabilities	4,560	3,874	1	200
	14,247	17,648	14	301
Amounts above include:				
Due to subsidiaries			1	150

(1) Other liabilities include £10 million (2004 – £20 million) in respect of share-based compensation.

Provisions for liabilities and charges	Group Property (1) £m	Group Other (2) £m	Group Total £m
At 1 January 2005	164	34	198
Currency translation and other movements	1	(1)	—
Charge to income statement	7	7	14
Releases to income statement	(14)	(2)	(16)
Provisions utilised	(29)	(5)	(34)
At 31 December 2005	129	33	162

Notes:

(1) The Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to the Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.

(2) Other provisions arise in the normal course of business.

26 Deferred taxation

Provision for deferred taxation has been made as follows:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Deferred tax liability	1,695	2,061	—	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 20)	(156)	(47)	(3)	—
Net deferred tax	1,539	2,014	(3)	—

Group	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	Other transition £m	Fair value of financial instruments £m	Intangibles £m	Hedging £m	Other £m	Total £m
At 1 January 2004 under UK GAAP	75	2,440	(686)	38	—	—	—	—	121	1,988
Implementation of IFRS (excluding IAS 32 and IAS 39)	(582)	(75)	—	109	7	—	243	—	(2)	(300)
At 1 January 2004 restated	(507)	2,365	(686)	147	7	—	243	—	119	1,688
Charge to income statement	(68)	419	2	(12)	(44)	—	(79)	—	66	284
Charge to equity directly	(424)	(6)	4	—	56	—	(2)	—	7	(365)
Acquisitions of subsidiaries	—	514	—	7	(6)	—	—	—	—	515
Other	—	(87)	22	—	—	—	—	—	(43)	(108)
At 1 January 2005	(999)	3,205	(658)	142	13	—	162	—	149	2,014
Implementation of IAS 32 and IAS 39	—	—	(24)	—	(288)	65	—	12	—	(235)
At 1 January 2005 restated	(999)	3,205	(682)	142	(275)	65	162	12	149	1,779
Charge to income statement	53	433	52	(21)	(52)	48	(18)	—	(125)	370
Charge to equity directly	(238)	—	—	—	—	(217)	—	(59)	(39)	(553)
Other	2	15	(34)	—	—	(4)	4	2	(42)	(57)
At 31 December 2005	(1,182)	3,653	(664)	121	(327)	(108)	148	(45)	(57)	1,539

	Company Total* £m
At 1 January 2004 and 1 January 2005	—
Implementation of IAS 32 and IAS 39	(5)
At 1 January 2005 restated	(5)
Charge to equity directly	2
At 31 December 2005	(3)

*All relates to hedging.

27 Insurance liabilities

	Group	
	2005 £m	2004 £m
Life assurance business:		
Unit linked insurance contracts	325	306
Other insurance contracts	1,974	1,735
Investment contracts	—	2,102
General insurance business	4,913	4,504
	7,212	8,647

General insurance business

(i) Claims and loss adjustment expenses

	Group		
	Gross £m	Reinsurance £m	Net £m
Notified claims	2,812	(481)	2,331
Incurred but not reported	1,087	(140)	947
At 1 January 2004	3,899	(621)	3,278
Cash paid for claims settled in the year	(3,198)	462	(2,736)
Increase in liabilities			
– arising from current year claims	3,943	(484)	3,459
– arising from prior year claims	(139)	217	78
Net exchange differences	(1)	(1)	(2)
At 31 December 2004	4,504	(427)	4,077
Notified claims	3,137	(296)	2,841
Incurred but not reported	1,367	(131)	1,236
At 1 January 2005	4,504	(427)	4,077
Cash paid for claims settled in the year	(3,474)	147	(3,327)
Increase in liabilities			
– arising from current year claims	4,220	(96)	4,124
– arising from prior year claims	(344)	29	(315)
Net exchange differences	7	(1)	6
At 31 December 2005	4,913	(348)	4,565
Notified claims	3,465	(208)	3,257
Incurred but not reported	1,448	(140)	1,308
At 31 December 2005	4,913	(348)	4,565

27 Insurance liabilities *(continued)*

(ii) Provisions for unearned premiums and unexpired short term insurance risks

Unearned premium provision	Group Gross £m	Reinsurance £m	Net £m
At 1 January 2004	2,472	(125)	2,347
Increase in the year	423	—	423
Release in the year	—	27	27
At 31 December 2004	2,895	(98)	2,797
Release in the year	(12)	71	59
At 31 December 2005	2,883	(27)	2,856

Performance of life business (life contracts) in 2005

	Group 2005 £m
Opening net assets	772
New business contribution	34
Profit from existing business:	
Expected return	16
Experience variances	(13)
	3
Investment return variances	7
Economic assumption changes	(15)
Other	23
Closing net assets	824

New business contribution represents the present value of future profits on new insurance contract business written during the year.

Movement in provision for liabilities under life contracts and investment contracts (net of reinsurance)

	Group Life contracts £m	Investment contracts £m
At 1 January 2005	2,041	2,102
Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005	47	
Premiums received	429	86
Fees and expenses	(11)	(21)
Investment return	252	333
Actuarial adjustments	(91)	—
Account balances paid on surrender and other terminations in the year	(368)	(204)
At 31 December 2005	2,299	2,296

Following implementation of IFRS 4 'Insurance Contracts' on 1 January 2005, investment contracts have been reclassified as customer accounts.

Changes in assumptions during the year were not material to the profit recognised.

Assets backing unit-linked liabilities	2005 £m	2004 £m
Debt securities	1,497	1,491
Equity securities	2,217	1,887
Other investments	8	14
Cash and cash equivalents	49	65
The associated liabilities are:		
Unit-linked contracts classified as insurance contracts	1,640	1,514
Unit-linked contracts classified as investment contracts (within customer deposits)	2,131	1,943

There are no options and guarantees relating to life assurance contracts that could in aggregate have a material effect on the amount, timing and uncertainty of the Group's future cash flows.


section
03
Financial
statements

28 Subordinated liabilities

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Designated as at fair value through profit or loss	150		—	
Amortised cost	28,124		9,242	
	28,274		9,242	
Dated loan capital	12,977	11,013	2,039	4,850
Undated loan capital	10,236	9,353	1,244	1,085
Preference securities – preference shares	2,840		2,344	
– trust preferred securities	2,221		3,615	
	28,274	20,366	9,242	5,935

On implementation of IAS 32, certain preference shares were re-classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

Group 2005 – final redemption	2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	thereafter £m	perpetual £m	Total £m
Sterling	51	150	—	1,123	415		1,739
US$	412	—	811	3,537	555		5,315
Euro	129	—	836	3,003	1,164		5,132
Other	10	—	356	425	—		791
Dated loan capital	602	150	2,003	8,088	2,134		12,977
Sterling						5,709	5,709
US$						2,723	2,723
Euro						1,681	1,681
Other						123	123
Undated loan capital						10,236	10,236
Sterling						374	374
US$						3,829	3,829
Euro						858	858
Preference securities						5,061	5,061
	602	150	2,003	8,088	2,134	15,297	28,274

Group 2005 – call date	Currently £m	2006 £m	2007 £m	2008–2010 £m	2011–2015 £m	thereafter £m	perpetual £m	Total £m
Sterling	—	51	150	—	1,188	350		1,739
US$	—	412	—	1,559	3,079	265		5,315
Euro	—	129	—	1,522	2,659	822		5,132
Other	—	10	—	781	—	—		791
Dated loan capital	—	602	150	3,862	6,926	1,437		12,977
Sterling	127	280	174	564	—	4,539	25	5,709
US$	1,645	40	333	13	—	—	692	2,723
Euro	—	19	—	475	—	1,031	156	1,681
Other	—	—	—	—	—	123	—	123
Undated loan capital	1,772	339	507	1,052	—	5,693	873	10,236
Sterling	152	—	—	197	—	24	1	374
US$	741	426	289	1,065	—	1,308	—	3,829
Euro	—	—	—	—	—	858	—	858
Preference securities	893	426	289	1,262	—	2,190	1	5,061
	2,665	1,367	946	6,176	6,926	9,320	874	28,274

2004 – final redemption		Group 2005 £m	2006 £m	2007-2009 £m	2010-2014 £m	thereafter £m	perpetual £m	Total £m
Sterling		165	—	150	486	913	—	1,714
US$		206	54	719	2,410	850	—	4,239
Euro		—	—	391	2,621	1,645	—	4,657
Other		—	—	—	403	—	—	403
Dated loan capital		371	54	1,260	5,920	3,408	—	11,013
Sterling							5,308	5,308
US$							2,372	2,372
Euro							1,509	1,509
Other							164	164
Undated loan capital							9,353	9,353
		371	54	1,260	5,920	3,408	9,353	20,366

2004 – call date	Group Currently £m	2005 £m	2006 £m	2007-2009 £m	2010-2014 £m	thereafter £m	perpetual £m	Total £m
Sterling	—	165	301	150	250	848		1,714
US$	—	206	54	1,387	2,000	592		4,239
Euro	—	—	—	1,095	2,268	1,294		4,657
Other	—	—	—	403	—	—		403
Dated loan capital	—	371	355	3,035	4,518	2,734		11,013
Sterling	—	—	125	150	1,347	3,686	—	5,308
US$	1,316	44	103	255	—	—	654	2,372
Euro	—	—	—	458	1,051	—	—	1,509
Other	—	—	—	—	—	164	—	164
Undated loan capital	1,316	44	228	863	2,398	3,850	654	9,353
	1,316	415	583	3,898	6,916	6,584	654	20,366


section
03
Financial statements

28 Subordinated liabilities *(continued)*

2005 – final redemption	Company 2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	thereafter £m	perpetual £m	Total £m
Dated loan capital – US$	33	—	232	1,572	202		2,039
Undated loan capital – US$						1,244	1,244
Sterling						198	198
US$						4,567	4,567
Euro						1,194	1,194
Preference securities						5,959	5,959
	33	—	232	1,572	202	7,203	9,242

2005 – call date	Company Currently £m	2006 £m	2007 £m	2008–2010 £m	2011–2015 £m	thereafter £m	perpetual £m	Total £m
Dated loan capital – US$	—	33	—	232	1,572	202	—	2,039
Undated loan capital – US$	484	24	44	—	—	—	692	1,244
Sterling	—	—	—	197	—	—	1	198
US$	595	371	115	1,065	—	2,421	—	4,567
Euro	—	—	—	—	—	1,194	—	1,194
Preference securities	595	371	115	1,262	—	3,615	1	5,959
	1,079	428	159	1,494	1,572	3,817	693	9,242

2004 – final redemption	Company 2005 £m	2006 £m	2007-2009 £m	2010-2014 £m	thereafter £m	perpetual £m	Total £m
Sterling	40	—	—	—	—	—	40
US$	—	—	589	2,486	860	—	3,935
Euro	—	—	—	875	—	—	875
Dated loan capital	40	—	589	3,361	860	—	4,850
Undated loan capital – US$	—	—	—	—	—	1,085	1,085
	40	—	589	3,361	860	1,085	5,935

2004 – call date	Company Currently £m	2005 £m	2006 £m	2007–2009 £m	2010–2014 £m	thereafter £m	Perpetual £m	Total £m
Sterling	—	40	—	—	—	—	—	40
US$	—	—	—	589	2,486	860	—	3,935
Euro	—	—	—	—	875	—	—	875
Dated loan capital	—	40	—	589	3,361	860	—	4,850
Undated loan capital – US$	284	44	103	—	—	—	654	1,085
	284	84	103	589	3,361	860	654	5,935

Notes:

(1) In the event of certain changes in tax laws, dated and undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(2) At 31 December 2004 the principle amounts payable to dated and undated loan note holders would not have been materially different from the carrying amount.

(3) On 30 November 2005, the company gave notice of redemption of 8 million Exchangeble Capital Securities, Series A, of US$25 each on 31 December 2005. This occurred on the next banking day, 3 January 2006. On 15 December 2005, NatWest gave notice of redemption of 20 million Exchangeble Capital Securities, Series A, of US$25 each on 17 January 2006.

29 Minority interests

	Group 2005 £m	Group 2004 £m
At 1 January	3,492	2,392
Implementation of IAS 32 and IAS 39 on 1 January 2005	(2,541)	—
Currency translation adjustments and other movements	53	(188)
Profit attributable to minority interests	57	177
Dividends paid	(95)	(147)
Equity raised	1,264	1,260
Equity withdrawn	(121)	(2)
At 31 December	2,109	3,492

Equity minority interests at 31 December 2004 were £158 million.

30 Share capital

	Allotted, called up and fully paid			Authorised	
	1 January 2005 £m	Issued during the year £m	31 December 2005 £m	31 December 2005 £m	31 December 2004 £m
Equity shares					
Ordinary shares of 25p	793	6	799	1,270	1,020
Non-voting deferred shares of £0.01	27	—	27	323	323
Total equity share capital	820	6	826	1,593	1,343
Non-equity shares					
Additional Value Shares of £0.01	—	—	—	27	27
Non-cumulative preference shares of US$0.01	1	—	1	2	2
Non-cumulative convertible preference shares of US$0.01	—	—	—	—	—
Non-cumulative preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of £0.25	—	—	—	225	225
Non-cumulative convertible preference shares of £0.01	—	—	—	—	—
Cumulative preference shares of £1	1	—	1	1	1
Non-cumulative preference shares of £1	—	—	—	300	300
Total non-equity share capital	2	—	2	555	555
Total share capital	822	6	828	2,148	1,898

	Allotted, called up and fully paid		Authorised	
Number of shares – thousands	2005	2004	2005	2004
Equity shares				
Ordinary shares of 25p	3,196,544	3,172,605	5,079,375	4,079,375
Non-voting deferred shares of £0.01	2,660,556	2,660,556	32,300,000	32,300,000
Non-equity shares				
Additional Value Shares of £0.01	—	—	2,700,000	2,700,000
Non-cumulative preference shares of US$0.01	206,000	153,000	419,500	348,500
Non-cumulative convertible preference shares of US$0.01	1,000	1,900	3,900	3,900
Non-cumulative preference shares of €0.01	2,500	1,250	66,000	66,000
Non-cumulative convertible preference shares of €0.01	—	750	3,000	3,000
Non-cumulative convertible preference shares of £0.25	—	—	900,000	900,000
Non-cumulative convertible preference shares of £0.01	200	200	1,000	1,000
Cumulative preference shares of £1	900	900	900	900
Non-cumulative preference shares of £1	—	—	300,000	300,000

30 Share capital *(continued)*

Ordinary shares

The following issues of ordinary shares were made during the year ended 31 December 2005:

(a) 13.5 million ordinary shares following the exercise of options under the company's executive, sharesave and option 2000 schemes and a further 0.7 million ordinary shares in respect of the exercise of options under the NatWest executive and sharesave schemes which had been exchanged for options over the company's shares following the acquisition of NatWest in 2000;

(b) 7.4 million ordinary shares in lieu of cash in respect of the final dividend for the year ended 31 December 2004 and the interim dividend for the year ended 31 December 2005; and

(c) 2.3 million ordinary shares under the company's employee share ownership plan.

Consideration of £163 million was received on the issue of ordinary shares for cash and dividends of £124 million were satisfied by the issue of shares.

During the year to 31 December 2005, options were granted over 17.3 million ordinary shares under the company's executive, sharesave and option 2000 schemes. At 31 December 2005, options granted under the company's various schemes, exercisable up to 2015 at prices ranging from 496p to 1841p per share, were outstanding in respect of 70.8 million ordinary shares.

In addition, options granted under the NatWest schemes were outstanding in respect of 0.8 million ordinary shares exercisable up to 2009 at prices ranging from 403p to 924p per share.

Preference shares

In March 2005, the company redeemed 750,000 Series 1 non-cumulative convertible preference shares of €0.01 each at €1,000 per share and 500,000 Series 2 non-cumulative convertible preference shares of US$0.01 each at US1,000 per share.

In May 2005, the company issued 40 million Series N non-cumulative preference shares of US$0.01 each at US$25 per share, the net proceeds being US$969 million.

In June 2005, the company issued 1.25 million Series 2 non-cumulative preference shares of €0.01 each at €1,000 per share, the net proceeds being €1,226 million.

In November 2005, the company issued 22 million Series P non-cumulative preference shares of US$0.01 each at US$25 per share, the net proceeds being US$533 million and redeemed 9 million Series J non-cumulative preference shares of US$0.01 each at US$25 per share.

In December 2005, the company redeemed 400,000 Series 3 non-cumulative convertible preference shares of US$0.01 each at US$1,000 per share.

The costs of issue and discounts allowed on preference shares issued during the year were £42 million.

Under IFRS, certain of the Group's preference shares are classified as debt and are now included in subordinated liabilities on the balance sheet. The following table shows the re-classification of the Group's non-equity shares at 31 December 2004 in to equity shares and subordinated liabilities (see Note 28) upon implementation of IAS 32 on 1 January 2005. All preference share capital redeemed *during the year was classified as debt and all capital issued during the year is classified as equity in accordance with IAS 32.*

	31 December 2004	1 January 2005		
Share capital and share premium	Non-equity £m	Adjustment to historic cost £m	Equity £m	Debt £m
Non-cumulative preference shares of US$0.01	1,951	35	499	1,487
Non-cumulative convertible preference shares of US$0.01	978	—	—	978
Non-cumulative preference shares of €0.01	864	(4)	860	—
Non-cumulative convertible preference shares of €0.01	529	—	—	529
Non-cumulative convertible preference shares of £0.01	197	—	—	197
Cumulative preference shares of £1	1	—	—	1
	4,520	31	1,359	3,192

Non-cumulative preference shares
Non-cumulative preference shares entitle the holders thereof to receive periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the company.

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

Class of preference share	Series	Number of shares in issue	Redemption date on or after	Redemption price per share
Non-cumulative preference shares of US$0.01	Series D	7 million	14 September 2005	US$25.00
	Series E	8 million	17 October 2006	US$25.00
	Series F	8 million	31 March 2007	US$25.00
	Series G	10 million	31 March 2003	US$25.00
	Series H	12 million	31 March 2004	US$25.00
	Series I	12 million	30 September 2004	US$25.00
	Series K	16 million	30 June 2006	US$25.00
	Series L	34 million	30 September 2009	US$25.00
	Series M	37 million	30 September 2009	US$25.00
	Series N	40 million	30 June 2010	US$25
	Series P	22 million	31 December 2010	US$25
Non-cumulative convertible preference shares of US$0.01	Series 1	1 million	31 March 2010	US$1,000
Non-cumulative preference shares of €0.01	Series 1	1.25 million	31 December 2009	€1,000
	Series 2	1.25 million	30 June 2010	€1,000
Non-cumulative convertible preference shares of £0.01	Series 1	0.2 million	31 December 2010	£1,000

In the event that the non-cumulative convertible preference shares are not redeemed on or before the redemption date, the holder may convert the non-cumulative convertible preference shares into ordinary shares in the company.

Under existing arrangements, no redemption or purchase of any non-cumulative preference shares may be made by the company without the prior consent of the UK Financial Services Authority.

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares will be entitled to receive, out of any surplus assets available for distribution to the company's shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares, the non-cumulative sterling preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution of US$25 per non-cumulative preference share of US$0.01, US$1,000 per non-cumulative convertible preference share of US$0.01, €1,000 per non-cumulative preference share of €0.01 and £1,000 per non-cumulative convertible preference share of £0.01, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

Except as described above, the holders of the non-cumulative preference shares have no right to participate in the surplus assets of the company.

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and will be entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares, the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent annual dividend payments due on the non-cumulative convertible euro preference shares and on the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares, and in these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.


section
03
Financial statements

31 Reserves

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Share premium account				
At 1 January	12,964	8,175	12,964	8,175
Reclassification of preference shares on implementation of IAS 32 on 1 January 2005	(3,159)	—	(3,159)	—
Currency translation adjustments	—	(231)	—	(231)
Shares issued during the year	1,972	4,550	1,972	4,550
Conversion of exchangeable undated loan capital	—	460	—	460
Other movements	—	10	—	10
At 31 December	11,777	12,964	11,777	12,964
Merger reserve				
At 1 January and 31 December	10,881	10,881	—	—
Available-for-sale reserve				
Implementation of IAS 32 and IAS 39 on 1 January 2005	289		—	
Currency translation adjustments	4		—	
Unrealised gains in the year	35		—	
Realised gains in the year	(582)		—	
Taxation	181		—	
At 31 December	(73)		—	
Cash flow hedging reserve				
Implementation of IAS 32 and IAS 39 on 1 January 2005	67		(13)	
Unrealised (losses)/gains in the year	(67)		6	
Taxation	59		(2)	
At 31 December	59		(9)	
Foreign exchange reserve				
At 1 January	(320)	90	—	—
Retranslation of net assets	1,588	(830)	—	—
Foreign currency (losses)/gains on hedges of net assets	(799)	420	—	—
At 31 December	469	(320)	—	—
Other reserves				
At 1 January	150	157	150	157
Own shares held in relation to employee share schemes	—	(7)	—	(7)
At 31 December	150	150	150	150
Retained earnings				
At 1 January	9,408	7,269	4,675	3,646
Implementation of IAS 32 and IAS 39 on 1 January 2005	(1,078)	—	81	—
Currency translation adjustments and other movements	—	(8)	—	(1)
Profit attributable to ordinary and equity preference shareholders	5,501	5,112	2,074	2,874
Ordinary dividends paid	(1,927)	(1,588)	(1,927)	(1,588)
Equity preference dividends paid	(109)	—	(109)	—
Preference dividends – non-equity	—	(256)	—	(256)
Share-based payments, net of tax	112	15	—	—
Actuarial losses recognised in post-retirement benefit schemes, net of tax	(561)	(1,136)	—	—
At 31 December	11,346	9,408	4,794	4,675
Reserves at 31 December	34,609	33,083	16,712	17,789

UK law prescribes that only reserves of the company are taken into account for the purpose of making distributions and the permissible applications of the share premium account. The merger reserve arose on the acquisition of NatWest under UK GAAP accounting.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

At 31 December 2005, 680,966 (2004 – 707,247) ordinary shares of 25p each of the company were held by the 1992 Employee Share Trust and 91,951 (2004 – 63,098) ordinary shares of 25p each were held by the 2001 Employee Share Trust in respect of options under the executive option scheme and awards under the medium term performance plan.

32 Leases

Minimum amounts receivable and payable under non-cancellable leases

	Group			
	Year in which receipt or payment will occur			
2005	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Finance lease assets:				
Amounts receivable	1,297	4,733	11,604	17,634
Present value adjustment	(462)	(1,857)	(3,628)	(5,947)
Other movements	(26)	(136)	(231)	(393)
Present value amounts receivable	809	2,740	7,745	11,294
Operating lease assets:				
Amounts receivable	954	2,757	2,241	5,952
Operating lease obligations:				
Amounts payable:				
Premises	310	1,103	1,700	3,113
Equipment	10	11	—	21
	320	1,114	1,700	3,134
2004				
Finance lease assets:				
Amounts receivable	1,382	4,110	10,901	16,393
Present value adjustment	(515)	(2,127)	(4,362)	(7,004)
Other movements	(50)	(170)	(446)	(666)
Present value amounts receivable	817	1,813	6,093	8,723
Operating lease assets:				
Amounts receivable	833	1,895	2,493	5,221
Operating lease obligations:				
Amounts payable:				
Premises	316	1,114	2,246	3,676
Equipment	12	18	—	30
	328	1,132	2,246	3,706


section
03
Financial statements

32 Leases *(continued)*

	2005 £m	2004 £m
Nature of operating lease assets in balance sheet		
Transportation	7,742	6,185
Cars and light commercial vehicles	978	895
Other	333	585
	9,053	7,665
Amounts recognised as income and expense		
Finance lease receivables – contingent rental income	(34)	(51)
Operating lease payables – minimum payments	332	319
Contracts for future capital expenditure not provided for at the year end		
Operating leases	594	423
Finance lease receivables		
Unearned finance income	5,947	7,004
Accumulated allowance for uncollectable minimum lease receivables	72	68

Residual value exposures

The tables below give details of the unguaranteed residual values included in the carrying value of finance lease receivables (see page 181) and operating lease assets (see note 18).

	Year in which residual value will be recovered				
2005	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m
Operating leases					
Transportation	579	912	895	3,229	5,615
Cars and light commercial vehicles	612	115	77	—	804
Other	26	21	84	21	152
Finance leases	26	32	104	231	393
	1,243	1,080	1,160	3,481	6,964
2004					
Operating leases					
Transportation	65	400	1,257	2,527	4,249
Cars and light commercial vehicles	403	141	116	—	660
Other	27	4	51	44	126
Finance leases	50	56	114	446	666
	545	601	1,538	3,017	5,701

33 Collateral

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	2005 £m	2004 £m
Treasury and other eligible bills	896	1,593
Debt securities	53,485	32,129
	54,381	33,722

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £105.6 billion (2004 – £91.4 billion), of which £85.6 billion (2004 – £85.1 billion) had been resold or repledged as collateral for the Group's own transactions.

Other collateral given

Assets charged as security for liabilities	2005 £m	2004 £m
Loans and advances to customers	27,092	16,071
Debt securities	9,578	4,852
Property, plant and equipment	1,274	1,268
Loans to banks	60	—
Other	16	4
	38,020	22,195

Liabilities secured by charges on assets	2005 £m	2004 £m
Deposits by banks	11,407	5,628
Customer accounts	6,761	2,001
Debt securities in issue	11,347	6,561
Other liabilities	20	—
	29,535	14,190


section
03
Financial
statements

34 Financial instruments

Financial risk management policies and objectives

The Board establishes the overall governance framework for risk management and sets the risk appetite and philosophy for the Group.

The principal financial risks that the Group manages are as follows:

- Credit risk: credit risk is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.
- Liquidity risk: the risk that the Group is unable to meet its' obligations as they fall due.
- Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.
- Insurance underwriting risk: the Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to mitigate other risk exposures.

Credit risk

The objective of credit risk management is to enable the Group to achieve sustainable and superior risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

The key principles for credit risk management are set out in the Group's Credit Risk Management Framework and include:

- Approval of all credit exposure must be granted prior to any advance or extension of credit.
- An appropriate credit risk assessment of the customer and related credit facilities must be undertaken prior to approval of credit exposure. This must include an assessment of, amongst others, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.
- The Board delegates authority to Executive Advances Committee, Group Credit Committee and divisional credit committees. A divisional CEO may delegate a subset of the divisional credit risk authority to sub-committees or to individuals.
- Credit risk authority must be specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. These individuals must act independently and with balanced commercial judgement in exercising credit authority.
- Where credit authority is exercised personally, the individual must not have any responsibility or accountability for business revenue origination.
- All credit exposures, once approved, must be effectively monitored and managed and reviewed periodically against approved limits. Review occurs at least annually, with lower quality exposures being subject to a greater frequency of analysis and assessment.
- Customers with emerging credit problems must be identified early and classified accordingly. Remedial actions must be implemented promptly to minimise the potential loss to the Group and consideration should be given whether to transfer customers with credit problems to a specialised problem management or recovery unit.
- Portfolio analysis and reporting must be used to identify and manage credit risk concentrations and credit risk quality migration.

Credit grading models

In order to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring and portfolio analysis, the Group employs a range of credit risk models. These models can be broadly grouped into four categories.

- Probability of default ("PD")/customer credit grade – these models assess the probability that the customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Each customer is assigned an internal credit grade which corresponds to a probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular characteristics of customer types in that portfolio. The credit grading models use a combination of quantitative inputs, such as recent financial performance and customer behaviour, and qualitative inputs, such as company management performance or sector outlook.

Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade which uses a five band scale from AQ1 to AQ5.

- Loss given default ("LGD") – these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group's LGD models take into account the type of borrower, facility and any risk mitigation such as the presence of any security or collateral held. The LGD may also be affected by the industry sector of the borrower, the legal jurisdiction in which the borrower operates as well as general economic conditions which may impact the value of any assets held as security.

- Exposure at default ("EAD") – these models estimate the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit. The methodologies used in EAD modelling recognise that customers may make more use of their existing credit facilities in the run up to a default.

- Credit risk exposure measurement – these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.

Risk assets
The Group's portfolio consists of loans (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments. In order to encompass the entire range of products in the Group's credit portfolios exposure is monitored using risk assets, which cover exposures to all these asset and customer types.

Risk asset quality
Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Provision analysis
The Group's consumer portfolios, which consist of small value, high volume credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis.

Early and proactive management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group's ongoing monitoring process.

Provisions methodology
Under IAS 39 provisions are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written off.

Collectively assessed provisions are the provisions on impaired credits below an agreed value threshold which are assessed on a portfolio basis, to reflect the homogenous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are the provisions held against the estimated impairment in the performing portfolio which has yet to be identified and reported as at the balance sheet date. To assess the latent loss within the portfolio, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Liquidity risk
Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. It is undertaken within limits and other policy parameters set by Group Asset and Liability Management Committee (GALCO).

The structure of the Group's balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities. The short-term maturity structure of the Group's assets and liabilities is managed on a daily basis to ensure that contractual cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.


section
03
Financial statements

34 **Financial instruments** *(continued)*

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group's overall liquidity risk position within the Group's policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentrations and identify any adverse trends.

Market risk

The Group is exposed to market risk because of positions held in its trading portfolios and its non-trading business including the Group's treasury operations. The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on value-at-risk ("VaR") limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group's trading portfolios. GEMC approves the high-level VaR and stress limits for the Group. The Group Market Risk function, independent from the Group's trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group's market risk management processes.

Value-at-risk ("VaR")

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group's method, however, does not make any assumption about the nature or type of underlying loss distribution.
The Group typically uses the previous two years of market data. The Group's VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

- Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

- VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

- VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.

Trading

The principal focus of the Group's trading activities is client facilitation – providing products to the Group's client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group's trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group's accounting policies for derivative financial instruments, see Accounting policies.

The VaR for the Group's trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2005				2004			
Trading	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	7.3	7.4	10.9	5.1	6.0	5.4	8.5	4.1
Credit spread	11.4	11.8	14.4	8.8	8.6	10.4	12.0	5.1
Currency	1.8	1.4	10.7	0.5	1.1	1.2	2.7	0.5
Equity and commodity	0.5	0.7	1.1	0.2	0.8	0.4	2.1	0.3
Diversification		(8.5)				(6.5)		
Total trading VaR	13.0	12.8	16.5	9.9	10.6	10.9	16.0	6.3

Non-trading

The principal market risks arising from the Group's non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and corporate banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group's investments in overseas subsidiaries, associates and branches. The Group's venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group's portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group's long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

- Interest rate risk

Non-trading interest rate risk arises from the Group's treasury activities and retail and corporate banking businesses.

Treasury

The Group's treasury activities include its money market business and the management of internal funds flow within the Group's businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Retail and corporate banking

Structural interest rate risk arises in these activities where assets and liabilities have different repricing dates. It is the Group's policy to minimise the sensitivity of net interest income to changes in interest rates and where interest rate risk is retained to ensure that appropriate resources, measures and limits are applied.

Structural interest rate risk is calculated in each division on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group's capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group's trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group's treasury function. The residual risk position is reported to divisional asset and liability committees, GALCO and Board.

- Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of recognised income and expense.


section
03
Financial
statements

34 Financial instruments *(continued)*

The tables below set out the Group's structural foreign currency exposures.

2005	Net investments in foreign operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m
US dollar	15,452	6,637	8,815
Euro	2,285	139	2,146
Swiss franc	431	430	1
Chinese RMB	914	—	914
Other non-sterling	76	72	4
	19,158	7,278	11,880
2004			
US dollar	12,367	6,580	5,787
Euro	2,086	1,349	737
Swiss franc	398	392	6
Other non-sterling	116	112	4
	14,967	8,433	6,534

The US dollar open structural foreign currency exposure reflects the action taken to mitigate the effect of the acquisition in 2004 of Charter One on the Group's capital ratios. However, the increase in this position and the Euro structural exposure over 2004 is largely the result of the exclusion from the table of preference shares classified as equity under IFRS. These instruments continue to be considered part of the currency funding of foreign operations for asset and liability management purposes. The exposure in Chinese RMB arises from the Group's strategic investment in Bank of China.

• Equity risk

Non-trading equity risk arises principally from the Group's strategic investments, its venture capital activities and its general insurance business.

VaR is not an appropriate risk measure for the Group's venture capital investments, which comprise a mix of quoted and unquoted investments, or its portfolio of strategic investments. These investments are carried at fair value with changes in fair value recorded in profit or loss, or equity.

Insurance risk

The Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to reduce other risk exposures.

Insurance risk is the risk of fluctuations in the timing, frequency and severity of insured events, relative to the expectations of the Group at the time of underwriting.

Underwriting and pricing risk

The Group manages underwriting and pricing risk through underwriting guidelines for all business transacted restricting the types and classes of business that may be accepted; pricing policies by product line and by brand; and centralised control of policy wordings and any subsequent changes.

Claims management risk

The risk that claims are paid inappropriately is managed using a range of IT system controls and manual processes conducted by experienced staff, to ensure that claims are handled in a timely and accurate manner. Detailed policies and procedures exist to ensure that all claims are handled appropriately.

Reinsurance risk

Reinsurance protects against the effect of major catastrophic events or unforeseen volumes of, or adverse trends in, large individual claims and to transfer risk that is outside the Group's current risk appetite.

Reinsurance is only effective when the counterparty is financially secure. The rating profile of the top ten reinsurers of the Group which accounts for 67% of the total reinsurance debtors is as follows:

Standard & Poor's Rating	Number of Reinsurers
AAA	1
AAA-	1
AA	3
AA-	2
A	2
A-	1

Reserving risk

Reserving risk relates to both premiums and claims. It is the risk that reserves are assessed incorrectly such that insufficient funds have been retained to pay or handle claims as the amounts fall due. Claims development data provides information on the historical pattern of reserving risk.

Insurance claims – gross	Accident year 2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	Total £m
Estimate of ultimate claims costs:						
At end of accident year	2,395	3,013	3,658	3,705	4,247	17,018
One year later	(70)	91	(140)	(186)	—	(305)
Two years later	20	1	(106)	—	—	(85)
Three years later	12	(12)	—	—	—	—
Four years later	(40)	—	—	—	—	(40)
Current estimate of cumulative claims	2,317	3,093	3,412	3,519	4,247	16,588
Cumulative payments to date	(2,119)	(2,680)	(2,637)	(2,521)	(2,035)	(11,992)
Liability recognised on the balance sheet	198	413	775	998	2,212	4,596
Liability in respect of prior years						208
Claims handling costs						109
Total liability included on the balance sheet						4,913

Insurance claims – net of reinsurance	Accident year 2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	Total £m
Estimate of ultimate claims costs:						
At end of accident year	2,011	2,584	3,215	3,508	4,150	15,468
One year later	(61)	59	(106)	(168)	—	(276)
Two years later	22	(12)	(103)	—	—	(93)
Three years later	13	(3)	—	—	—	10
Four years later	(41)	—	—	—	—	(41)
Current estimate of cumulative claims	1,944	2,628	3,006	3,340	4,150	15,068
Cumulative payments to date	(1,779)	(2,254)	(2,342)	(2,367)	(2,008)	(10,750)
Liability recognised on the balance sheet	165	374	664	973	2,142	4,318
Liability in respect of prior years						138
Claims handling costs						109
Total liability included on the balance sheet						4,565

34 Financial instruments *(continued)*

Claims reserves

It is the Group's policy to hold undiscounted claims reserves (including reserves to cover claims which have occurred but not been reported (IBNR reserves)) for all classes at a sufficient level to meet all liabilities as they fall due.

The Group's focus is on high volume and relatively straightforward products, for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which is used to monitor and accurately price the risks accepted. This attention to data analysis is reinforced by tight controls on costs and claims handling procedures.

The following table indicates the diversity of risks underwritten, the frequency and severity of claims and the corresponding loss ratios for each major class of business, gross and net of reinsurance.

		2005			2004		
		Earned premiums £m	Claims incurred £m	Loss ratio %	Earned premiums £m	Claims incurred £m	Loss ratio %
Residential property	Gross	1,098	602	55	1,090	599	55
	Net	1,037	580	56	990	578	58
Personal motor	Gross	3,312	2,603	79	3,179	2,506	79
	Net	3,257	2,601	80	2,976	2,360	79
Commercial property	Gross	212	82	39	191	77	40
	Net	193	77	40	173	73	42
Commercial motor	Gross	102	54	53	93	71	76
	Net	96	44	46	87	59	68
Creditor	Gross	157	87	55	143	74	52
	Net	156	87	56	142	74	52
Other	Gross	696	455	65	811	499	62
	Net	605	426	70	685	414	60
Total	Gross	5,577	3,883	70	5,507	3,826	69
	Net	5,344	3,815	71	5,053	3,558	70

The Group has no interest rate exposure from general insurance liabilities because provisions for claims under short term insurance contracts are not discounted.

Frequency and severity of specific risks and sources of uncertainty

Most general insurance contracts written by the Group are issued on an annual basis, which means that the Group's liability extends for a 12 month period, after which the Group is entitled to decline or renew or can impose renewal terms by amending the premium or excess or both.

The following paragraphs explain the frequency and severity of claims and the sources of uncertainty for the key classes that the Group is exposed to:

a) Motor insurance contracts (private and commercial)

Claims experience is quite variable, due to a wide number of factors, but the principal ones of these are age of driver, type of vehicle and use.

There are many sources of uncertainty that will affect the Group's experience under motor insurance, including operational risk, reserving risk, premium rates not matching claims inflation rates, the social, economic and legislative environment and reinsurance failure risks.

b) Property insurance contracts (residential and commercial)

The major causes of claims for property insurance are theft, flood, escape of water, fire, storm, subsidence and various types of accidental damage.

The major source of uncertainty in the Group's property accounts is the volatility of weather. Weather in the UK can affect most of the above perils. Over a longer period, the strength of the economy is also a factor.

c) Commercial other insurance contracts

Other commercial claims come mainly from business interruption and loss arising from the negligence of the insured (liability insurance). Business interruption losses come from the loss of income, revenue and/or profit as a result of property damage claims. Liability insurance comprises employers liability and public/products liability. Liability insurance is written on an occurrence basis, and is subject to claims over a substantial period of time, but where loss was in existence during the life of the policy.

Fluctuations in the social and economic climate are a source of uncertainty in the Group's general liability account. Other sources of uncertainty are changes in the law, or its interpretation, and changes in the actuarial estimates underlying long-term claims. Other uncertainties are significant events (for example terrorist attacks) and any emerging new heads of damage, types of claim that are not envisaged when the policy is written.

d) Creditor insurance

Creditor insurance contracts are designed to cover payments on secured or unsecured lending. These contracts will be for a maximum term of 5 years. The causes of creditor insurance claims are loss of income through accident, sickness or unemployment or, in some circumstances, loss of life.

The main source of uncertainty affecting the Group's creditor accounts is the economic environment.

Life business

The three regulated life companies of RBSG, NatWest Life Assurance Limited, Royal Scottish Assurance plc ("RSA") and Direct Line Life Limited, are required to meet minimum capital requirements at all times under the Financial Service Authority's Prudential Sourcebook. The capital resources covering the regulatory requirement are not transferable to other areas of the Group. To ensure that the capital requirement is satisfied at all times, each company holds an additional voluntary buffer above the absolute minimum. Sufficient capital resources are held to ensure that the capital requirements are covered over a two year projection period. Life insurance results are inherently uncertain, due to actual experience being different to modelled assumptions. Such differences affect regulatory capital resources, as do varying levels of new business. Therefore, projections are formally reviewed twice a year. Where there is a shortfall of capital, various options are available to provide new capital.

The Group is not exposed to price, currency, credit, or interest risk on unit linked life contracts but it is exposed to variation in management fees. A decrease of 10% in the value of the assets would reduce the asset management fees by £5 million per annum (2004 – £5 million). The Group also writes insurance contracts with minimum guaranteed death benefits that expose it to the risk that declines in the value of underlying investments may increase the Group's net exposure to death risk.

Valuation discount rates	2005	2004
Assurances		
Life policies	2.85%	3.00%
Pensions policies	3.80%	4.00%
Annuities in payment (all reinsured)	4.00%	4.67%
Interest rates		
Sterling interest	2.85% net	3.0% net
Unit growth	2.85% net	3.0% net
Expense inflation	4.0% net	4.0% net

Mortality assumptions are set with regard to recent experience and general industry trends.

Mortality tables used:

Pre-2001 products – RSA	
Term assurances	72% AM80 ult -2 + 33% AIDS R6A
Unit-linked life assurances	76.5% / 72% AM80 ult.-2+ 33% AIDS R6A
Unit-linked pensions	90% AM80 ult.-2

Pre-2000 products – NatWest Life	
Term assurances	65% TM80 ultimate + 33% AIDS R6A
Unit-linked assurances	60% AM80 ult.

Rates above are for male, non-smokers.

Post-2000 products	
Term assurances	60% TM80 ult + 33% AIDS R6A

Expenses:

Pre-2000 products – RSA	2005 per annum	2004 per annum
Lifestyle protection plan	£29.81	£27.17
Mortgage savings plan	£67.05	£60.08
Pre-2000 products – NatWest Life		
Term assurances	£26.79	£25.13
Single premium unit-linked bonds	£23.86	£22.38
Post-2000 products		
Term assurances	£23.97	£22.38
Guaranteed bonds	£26.92	£25.13

34 Financial instruments *(continued)*

Frequency and severity of claims – for contracts where death is the insured risk, the most significant factors that could increase the overall frequency of claims are epidemics or wide spread changes in lifestyle, resulting in earlier or more claims than expected.

For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity.

For contracts with fixed and guaranteed benefits and fixed future premiums, there are no mitigating terms and conditions that reduce the insurance risk accepted. Participating contracts can result in a significant portion of the insurance risk being shared with the insured party.

Sources of uncertainty in the estimation of future benefit payments and premium receipts – the Group uses base tables of standard mortality appropriate to the type of contract being written and the territory in which the insured person resides. These are adjusted to reflect the Group's experience, mortality improvements and voluntary termination behaviour.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	Change in market interest rates of ± 1%. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.
Expenses	Increase in maintenance expenses of 10%
Assurance mortality/morbidity	Increase in mortality/morbidity rates for assurance contracts of 5%
Annuitant mortality	Reduction in mortality rates for annuity contracts of 5%

The above sensitivity factors are applied via actuarial and statistical models, with the following impact on the financial statements.

Risk factor	Variability	Impact on profit and equity £m
Interest rates	+1%	(16)
Interest rates	–1%	20
Expenses	+10%	(5)
Assurance mortality/morbidity	+5%	(7)
Annuitant mortality	–5%	—

Limitations of sensitivity analysis: the above tables demonstrate the effect of a change in a key assumption whilst other assumptions remain unaffected. In reality, such an occurrence is unlikely, due to correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results. The sensitivity analyses do not take into consideration that assets and liabilities are actively managed and may vary at the time that any actual market movement occurs.

Purchased insurance

The Insurance Sourcing Department is responsible to GEMC for the Group-wide purchase of insurance as a means of reducing other risk exposures.

Remaining maturity	Group						
2005	1 month or less £m	Within 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m
Assets							
Cash and balances at central banks	4,759	—	—	—	—	—	4,759
Treasury bills and other eligible bills	779	1,252	3,507	—	—	—	5,538
Loans and advances to banks	46,276	14,959	8,749	265	338	—	70,587
Loans and advances to customers	139,732	48,881	42,485	66,488	119,640	—	417,226
Debt securities	2,635	8,289	11,472	25,621	72,948	—	120,965
Equity shares	—	—	—	—	—	9,301	9,301
Settlement balances	6,005	—	—	—	—	—	6,005
Derivatives at fair value	4,816	7,282	11,778	31,667	40,120	—	95,663
Liabilities							
Deposits by banks	69,393	17,876	13,293	8,264	1,581	—	110,407
Customer accounts	286,960	28,582	14,516	8,172	4,637	—	342,867
Debt securities in issue	20,577	23,297	24,253	14,986	7,307	—	90,420
Settlement balances and short positions	16,533	569	1,696	15,950	9,240	—	43,988
Derivatives at fair value	4,962	6,733	12,740	32,067	39,936	—	96,438
Subordinated liabilities	539	418	3,075	7,122	17,120	—	28,274
2004							
Assets							
Cash and balances at central banks	4,293	—	—	—	—	—	4,293
Treasury bills and other eligible bills	2,201	2,555	1,354	—	—	—	6,110
Loans and advances to banks	36,482	11,867	11,902	266	556	—	61,073
Loans and advances to customers	103,672	32,403	38,990	54,788	117,398	—	347,251
Debt securities	2,002	2,967	11,635	18,267	59,037	—	93,908
Equity shares	—	—	—	—	—	4,723	4,723
Settlement balances	5,682	—	—	—	—	—	5,682
Derivatives at fair value	1,082	1,538	3,076	6,230	5,874	—	17,800
Liabilities							
Deposits by banks	65,489	18,888	10,474	3,675	1,357	—	99,883
Customer accounts	232,982	25,801	15,502	7,803	1,227	—	283,315
Debt securities in issue	15,505	24,711	13,852	8,261	1,670	—	63,999
Settlement balances and short positions	4,738	577	282	19,486	7,907	—	32,990
Derivatives at fair value	1,148	1,570	3,322	6,606	6,230	—	18,876
Subordinated liabilities	—	1,135	596	4,481	14,154	—	20,366


section
03
Financial statements

34 Financial instruments *(continued)*

Remaining maturity

	Company					
2005	1 month or less £m	1-3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Total £m
Assets						
Loans and advances to banks	435	1,476	780	1,510	4,921	9,122
Loans and advances to customers	—	—	—	262	305	567
Derivatives at fair value	—	—	—	55	—	55
Liabilities						
Deposits by banks	32	919	—	—	—	951
Customer accounts	—	55	—	—	—	55
Debt securities in issue	909	2,033	—	—	—	2,942
Subordinated liabilities	189	311	1,008	1,653	6,081	9,242
2004						
Assets						
Loans and advances to banks	196	664	351	680	2,215	4,106
Loans and advances to customers	—	—	—	—	305	305
Liabilities						
Deposits by banks	174	—	—	—	—	174
Debt securities in issue	197	394	517	500	—	1,608
Subordinated liabilities	—	—	368	731	4,836	5,935

Interest rate sensitivity

The following tables summarise the interest rate sensitivity gap for the Group and the company at 31 December 2005 and 31 December 2004. The tables show the contractual repricing for each category of asset, liability and off-balance sheet items in the banking book. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

	Group											
2005	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning/ bearing £m	Yield %	Non interest earning/ bearing £m	Fair value through profit or loss £m	Banking book total £m	Trading book total £m	Total £m
Assets												
Loans and advances to banks	15,843	2,100	2,293	85	69	20,390	3.71	4,241	282	24,913	45,674	70,587
Loans and advances to customers	231,730	14,063	13,045	49,078	32,789	340,705	5.51	15,274	616	356,595	60,631	417,226
Debt securities and treasury bills	12,416	3,362	994	4,765	16,857	38,394	3.81	469	3,991	42,854	83,649	126,503
Other assets	—	—	—	—	—	—		54,952	2,541	57,493	105,018	162,511
Total assets	259,989	19,525	16,332	53,928	49,715	399,489	5.26	74,936	7,430	481,855	294,972	776,827
Liabilities and equity												
Deposits by banks	54,515	2,880	1,507	776	968	60,646	3.97	2,123	—	62,769	47,638	110,407
Customer accounts	232,221	5,715	8,141	7,332	2,909	256,318	2.57	37,817	3,683	297,818	45,049	342,867
Debt securities in issue	65,055	4,212	3,586	957	1,140	74,950	4.18	7	11,068	86,025	4,395	90,420
Subordinated liabilities	3,965	1,492	116	5,749	16,339	27,661	6.84	110	150	27,921	353	28,274
Other liabilities	—	—	—	—	—	—		29,576	—	29,576	139,848	169,424
Shareholders' equity	—	—	—	—	—	—		33,775	—	33,775	1,660	35,435
Internal funding of trading business	(48,506)	(4,913)	(1,800)	(9)	—	(55,228)	3.83	(801)	—	(56,029)	56,029	—
Total liabilities and equity	307,250	9,386	11,550	14,805	21,356	364,347	3.82	102,607	14,901	481,855	294,972	776,827
Interest rate swaps	(13,537)	(2,849)	(1,508)	1,182	16,712	—		—	—			
Interest rate sensitivity gap	(60,798)	7,290	3,274	40,305	45,071	35,142		(27,671)	(7,471)			
Cumulative interest rate sensitivity gap	(60,798)	(53,508)	(50,234)	(9,929)	35,142	35,142		7,471				

Trading book

The table below sets out by time band the net effect on the Group's profit or loss of a basis point (0.01%) increase in interest rates, assuming all trading positions remained unchanged.

	Group					
2005	3 months or less £'000	After 3 months but less than 6 months £'000	After 6 months but less than 1 year £'000	After 1 year but less than 5 years £'000	Over 5 years £'000	Total £'000
(Loss)/gain per basis point increase	(487)	(40)	180	(1,631)	1,146	(832)


section
03
Financial statements

34 Financial instruments *(continued)*

	Group								
2004	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Non interest earning/bearing £m	Banking book total £m	Trading book total £m	Total £m
Assets									
Loans and advances to banks	14,829	5,140	1,367	77	482	3,272	25,167	35,906	61,073
Loans and advances to customers	191,796	16,632	11,177	34,687	28,419	2,304	285,015	62,236	347,251
Debt securities and treasury bills	12,530	4,088	3,656	6,133	13,548	2,416	42,371	57,647	100,018
Other assets	—	—	—	—	—	54,871	54,871	24,909	79,780
Total assets	219,155	25,860	16,200	40,897	42,449	62,863	407,424	180,698	588,122
Liabilities and equity									
Deposits by banks	54,679	2,282	907	119	477	1,737	60,201	39,682	99,883
Customer accounts	190,796	5,589	6,948	7,043	461	31,345	242,182	41,133	283,315
Debt securities in issue	45,903	6,104	4,418	4,087	1,727	—	62,239	1,760	63,999
Subordinated liabilities	4,401	1,020	302	2,151	12,438	—	20,312	54	20,366
Other liabilities	4	5	8	49	126	33,469	33,661	52,993	86,654
Shareholders' equity	—	—	—	—	—	32,755	32,755	1,150	33,905
Internal funding of trading business	(42,516)	(313)	(1,088)	(9)	—	—	(43,926)	43,926	—
Total liabilities and equity	253,267	14,687	11,495	13,440	15,229	99,306	407,424	180,698	588,122
Off-balance sheet items	(2,126)	(6,906)	(1,160)	1,560	8,632	—			
Interest rate sensitivity gap	(36,238)	4,267	3,545	29,017	35,852	(36,443)			
Cumulative interest rate sensitivity gap	(36,238)	(31,971)	(28,426)	591	36,443				

2005	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning/ bearing £m	Yield %	Non interest earning/ bearing £m	Banking Book Total £m
	Company								
Assets									
Loans and advances to banks	1,803	554	119	1,585	5,061	9,122	6.05	—	9,122
Loans and advances to customers	305	—	—	262	—	567	2.82	—	567
Investment in subsidiaries	—	—	—	—	—	—	—	20,851	20,851
Other assets	—	—	—	—	—	—	—	202	202
Total assets	2,108	554	119	1,847	5,061	9,689	5.86	21,053	30,742
Liabilities and equity									
Deposits by banks	951	—	—	—	—	951	4.42	—	951
Customer accounts	55	—	—	—	—	55	—	—	55
Debt securities in issue	2,942	—	—	—	—	2,942	4.55	—	2,942
Other liabilities	—	—	—	—	—	—	—	14	14
Subordinated liabilities	1,317	567	116	1,603	5,639	9,242	6.83	—	9,242
Shareholders' equity	—	—	—	—	—	—	—	17,538	17,538
Total liabilities and equity	5,265	567	116	1,603	5,639	13,190	6.12	17,552	30,742
Interest rate swaps	—	—	—	—	—	—		—	
Interest rate sensitivity gap	(3,157)	(13)	3	244	(578)	(3,501)		3,501	
Cumulative interest rate sensitivity gap	(3,157)	(3,170)	(3,167)	(2,923)	(3,501)	(3,501)			


section
03
Financial
statements

34 Financial instruments *(continued)*

The following table shows the carrying values and the fair values of financial instruments on the balance sheets.

	Group				Company			
	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m
Financial assets								
Cash and balances at central banks	4,759	4,759	4,293	4,293	—	—	—	—
Treasury bills and other eligible bills					—	—		
Held-for-trading	3,004	3,004			—	—		
Available-for-sale	2,534	2,534			—	—		
Banking business			3,189	3,189			—	—
Trading business			2,921	2,921			—	—
	5,538	5,538	6,110	6,110	—	—	—	—
Loans and advance to banks								
Held-for-trading	44,965	44,965			—	—		
Designated as at fair value through profit or loss	282	282			—	—		
Loans and receivables	25,340	25,336			9,122	9,122		
Banking business			25,167	25,111			4,106	4,106
Trading business			35,906	35,906			—	—
	70,587	70,583	61,073	61,017	9,122	9,122	4,106	4,106
Loans and advance to customers								
Held-for-trading	53,963	53,963			—	—		
Designated as at fair value through profit or loss	616	616			—	—		
Loans and receivables	350,960	354,670			567	567		
Finance leases	11,687	11,687			—	—		
Banking business			285,015	287,289			305	305
Trading business			62,236	62,236			—	—
	417,226	420,936	347,251	349,525	567	567	305	305
Debt securities								
Held-for-trading	80,653	80,653			—	—		
Designated as at fair value through profit or loss	3,991	3,991			—	—		
Available-for-sale	35,533	35,533			—	—		
Loans and receivables	788	788			—	—		
Banking business			39,182	38,998			—	—
Trading business			54,726	54,726			—	—
	120,965	120,965	93,908	93,724	—	—	—	—
Equity shares								
Held-for-trading	2,941	2,941			—	—		
Designated as at fair value through profit or loss	2,541	2,541			—	—		
Available-for-sale	3,819	3,819			—	—		
Banking business			4,237	4,679			—	—
Trading business			486	486			—	—
	9,301	9,301	4,723	5,165	—	—	—	—
Settlement balances	6,005	6,005	5,682	5,682	—	—	—	—
Derivatives at fair value	95,663	95,663	17,800	17,800	55	55	—	—

	Group				Company			
	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m
Financial liabilities								
Deposits by banks								
Held-for-trading	32,067	32,067			—	—		
Amortised cost	78,340	78,218			951	951		
Banking business			60,201	59,294			174	174
Trading business			39,682	39,682			—	—
	110,407	110,285	99,883	98,976	951	951	174	174
Customer accounts								
Held-for-trading	34,645	34,645			—	—		
Designated as at fair value through profit or loss	3,683	3,683			—	—		
Amortised cost	304,539	305,252			55	55		
Banking business			242,182	241,971			—	—
Trading business			41,133	41,133			—	—
	342,867	343,580	283,315	283,104	55	55	—	—
Debt securities in issue								
Held-for-trading	1,469	1,469			—	—		
Designated as at fair value through profit or loss	11,068	11,068			—	—		
Amortised cost	77,883	78,089			2,942	2,942		
Banking business			62,239	62,238			1,608	1,608
Trading business			1,760	1,760			—	—
	90,420	90,626	63,999	63,998	2,942	2,942	1,608	1,608
Settlement balances and short positions	43,988	43,988	32,990	32,990	—	—	—	—
Derivatives at fair value	96,438	96,438	18,876	18,876	—	—	—	—
Subordinated liabilities								
Designated as at fair value through profit or loss	150	150			—	—		
Amortised cost	28,124	29,598			9,242	9,639		
Banking business			20,312	21,652			5,935	6,184
Trading business			54	54			—	—
	28,274	29,748	20,366	21,706	9,242	9,639	5,935	6,184

Analysis of total assets and liabilities

		2004 £m
Assets:	denominated in sterling	279,433
	denominated in currencies other than sterling	308,689
		588,122
Liabilities:	denominated in sterling	282,660
	denominated in currencies other than sterling	305,462
		588,122


section
03
Financial statements

34 Financial instruments *(continued)*

Industry risk – geographical analysis

2005	Group: Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
UK						
Central and local government	4,082	20,061	175	407	24,725	1,584
Manufacturing	14,861	462	1,088	—	16,411	3,829
Construction	8,389	53	126	—	8,568	1,655
Finance	99,123	49,532	66,132	2,129	216,916	84,330
Service industries and business activities	53,504	3,404	2,148	162	59,218	6,290
Agriculture, forestry and fishing	2,685	17	2	—	2,704	265
Property	41,074	401	1,123	—	42,598	3,157
Individuals						
Home mortgages	65,286	—	3	—	65,289	2,690
Other	26,987	564	—	186	27,737	688
Finance leases and instalment credit	13,909	4	—	—	13,913	—
Interest accruals	1,503	774	—	—	2,277	—
Total UK	331,403	75,272	70,797	2,884	480,356	104,488
US						
Central and local government	472	27,420	—	112	28,004	—
Manufacturing	3,369	89	91	—	3,549	6
Construction	730	30	8	—	768	—
Finance	33,811	24,672	21,023	3,818	83,324	22,059
Service industries and business activities	10,440	661	113	—	11,214	11
Agriculture, forestry and fishing	92	—	—	—	92	—
Property	5,215	5	39	—	5,259	15
Individuals						
Home mortgages	34,783	922	—	—	35,705	—
Other	14,396	—	—	—	14,396	—
Finance leases and instalment credit	2,973	—	—	—	2,973	—
Interest accruals	424	194	—	—	618	2
Total US	106,705	53,993	21,274	3,930	185,902	22,093
Europe						
Central and local government	297	301	—	—	598	121
Manufacturing	6,429	—	—	—	6,429	891
Construction	2,382	—	—	—	2,382	1,931
Finance	8,259	2,214	450	8	10,931	4,988
Service industries and business activities	9,908	10	11	—	9,929	3,735
Agriculture, forestry and fishing	514	—	—	—	514	577
Property	5,078	49	—	—	5,127	2,682
Individuals						
Home mortgages	8,848	—	—	—	8,848	11,310
Other	3,585	105	—	—	3,690	1,584
Finance leases and instalment credit	1,311	—	—	—	1,311	—
Interest accruals	115	26	—	—	141	—
Total Europe	46,726	2,705	461	8	49,900	27,819
Rest of the World						
Central and local government	243	1,709	1,379	—	3,331	—
Manufacturing	102	—	7	—	109	1
Construction	65	—	—	—	65	—
Finance	3,680	2,233	1,728	3	7,644	896
Service industries and business activities	1,610	24	17	—	1,651	—
Agriculture, forestry and fishing	3	—	—	—	3	—
Property	112	—	—	—	112	1
Individuals						
Home mortgages	216	—	—	—	216	—
Other	792	—	—	—	792	—
Finance lease and instalment credit	—	—	—	—	—	—
Interest accruals	43	—	—	—	43	—
Total Rest of the World	6,866	3,966	3,131	3	13,966	898

(1) Includes settlement balances of £6,005 million.

(2) This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

2005	Group					
	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
Total						
Central and local government	5,094	49,491	1,554	519	56,658	1,705
Manufacturing	24,761	551	1,186	—	26,498	4,727
Construction	11,566	83	134	—	11,783	3,586
Finance	144,873	78,651	89,333	5,958	318,815	112,273
Service industries and business activities	75,462	4,099	2,289	162	82,012	10,036
Agriculture, forestry and fishing	3,294	17	2	—	3,313	842
Property	51,479	455	1,162	—	53,096	5,855
Individuals						
Home mortgages	109,133	922	3	—	110,058	14,000
Other	45,760	669	—	186	46,615	2,272
Finance lease and instalment credit	18,193	4	—	—	18,197	—
Interest accruals	2,085	994	—	—	3,079	2
	491,700	135,936	95,663	6,825	730,124	155,298

(1) Includes settlement balances of £6,005 million.

(2) This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

35 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Contingent liabilities:				
Guarantees and assets pledged as collateral security	12,253	10,438	448	448
Other contingent liabilities	6,394	5,655	—	—
	18,647	16,093	448	448
Commitments:				
Undrawn formal standby facilities, credit lines and other commitments to lend				
– less than one year	121,911	109,653	—	—
– one year and over	81,110	69,577	—	—
Other commitments	3,529	1,547	—	—
	206,550	180,777	—	—


section
03
Financial statements

35 Memorandum items *(continued)*

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table. These commitments and contingent obligations are subject to the Group's normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group's provisioning policy.

Contingent liabilities

Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments

Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, documentary credits and other short-term trade related transactions.

Regulatory enquiries and investigations – in the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group's consolidated net assets or its operating results or cash flows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements.

36 Net cash inflow from operating activities

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Operating profit before tax	7,936	7,284	1,932	2,890
Decrease/(increase) in prepayments and accrued income	1,064	(333)	4	(17)
Interest on subordinated liabilities	1,271	681	583	318
(Decrease)/increase in accruals and deferred income	(1,200)	1,750	8	(7)
Provisions for impairment losses	1,707	1,402	—	—
Loans and advances written-off net of recoveries	(1,870)	(1,305)	—	—
Unwind of discount on impairment losses	(144)	—	—	—
Profit on sale of property, plant and equipment	(91)	(69)	—	—
Loss/(profit) on sale of subsidiaries and associates	80	(4)	—	—
Profit on sale of securities	(667)	(167)	—	—
Charge for defined benefit pensions	462	397	—	—
Cash contribution to defined benefit pension schemes	(452)	(1,146)	—	—
Other provisions utilised	(34)	(47)	—	—
Depreciation and amortisation	1,825	1,674	—	—
Other non-cash items	1,493	(1,994)	(28)	25
Net cash inflow from trading activities	11,380	8,123	2,499	3,209
(Increase)/decrease in loans and advances to banks and customers	(36,778)	(72,955)	(14)	77
Increase in securities	(28,842)	(11,883)	—	—
(Increase)/decrease in other assets	(2,390)	(2,208)	5	33
(Increase)/decrease in derivative assets	(5,758)	(3,753)	50	21
Changes in operating assets	(73,768)	(90,799)	41	131
Increase in deposits by banks and customers	32,424	53,073	832	18
Increase in insurance liabilities	620	866	—	—
Increase/(decrease) in debt securities in issue	24,147	19,073	1,328	(269)
Increase/(decrease) in other liabilities	571	919	(55)	(19)
Increase/(decrease) in derivative liabilities	5,161	3,808	(96)	(9)
Increase in settlement balances and short positions	10,326	8,796	—	—
Changes in operating liabilities	73,249	86,535	2,009	(279)
Total income taxes paid	(1,911)	(1,366)	(18)	36
Net cash inflow from operating activities	8,950	2,493	4,531	3,097

37 Analysis of the net investment in business interests and intangible assets

	Group	
	2005 £m	2004 £m
Fair value given for businesses acquired	(85)	(8,157)
Cash and cash equivalents acquired	—	457
Non-cash consideration	10	4
Net outflow of cash in respect of purchases	(75)	(7,696)
Cash and cash equivalents in businesses sold	10	—
Other assets sold	208	18
Non-cash consideration	(30)	—
(Loss)/profit on disposal	(80)	4
Net inflow of cash in respect of disposals	108	22
Dividends received from joint ventures	16	9
Cash expenditure on intangible assets	(345)	(303)
Net outflow	(296)	(7,968)

38 Interest received and paid

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Interest received	21,608	17,025	488	337
Interest paid	(11,878)	(8,164)	(704)	(402)
	9,730	8,861	(216)	(65)

39 Analysis of changes in financing during the year

	Group				Company			
	Share capital		Subordinated liabilities		Share capital		Subordinated liabilities	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
At 1 January	13,786	8,944	20,366	16,998	13,786	8,944	5,935	5,393
Implementation of IAS 32	(3,161)		7,160		(3,161)		3,308	
At 1 January 2005 restated	10,625	8,944	27,526	16,998	10,625	8,944	9,243	5,393
Issue of ordinary shares	163	2,845			163	2,845		
Issue of equity preference shares	1,649	1,358			1,649	1,358		
Net proceeds from issue of subordinated liabilities			1,234	4,624			337	1,424
Repayment of subordinated liabilities			(1,553)	(718)			(1,183)	(40)
Net cash inflow/(outflow) from financing	1,812	4,203	(319)	3,906	1,812	4,203	(846)	1,384
Acquisitions of subsidiaries	—	—	—	397	—	—	—	—
Currency translation	166	179	1,067	(475)	166	179	845	(382)
Other non-cash movements	—	460	—	(460)	—	460	—	(460)
At 31 December	12,603	13,786	28,274	20,366	12,603	13,786	9,242	5,935

40 Analysis of cash and cash equivalents

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
At 1 January				
– cash	23,723	20,937	60	19
– cash equivalents	26,298	27,184	249	64
Net cash inflow	2,528	1,900	817	226
At 31 December	52,549	50,021	1,126	309
Comprising:				
Cash and balances at central banks	4,456	4,035	—	—
Treasury bills and debt securities	998	3,016	—	—
Loans and advances to banks repayable on demand	47,095	42,970	1,126	309
Cash and cash equivalents	52,549	50,021	1,126	309

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2005, amounted to £303 million (2004 – £260 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$156 million at 31 December 2005 (2004 – US$132 million).

41 Segmental analysis

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central resources. The expenditure incurred by Manufacturing relates to shared costs principally in respect of the Group's UK and Ireland banking and insurance operations. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Funding charges between segments are determined by Group Treasury, having regard to commercial demands.

(a) Divisions

	Group									
	Revenue			Total Income						
2005	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Provisions £m	Operating profit before tax £m
Corporate Markets	14,633	3,724	18,357	11,062	(2,247)	8,815	(2,440)	(816)	(335)	5,224
Retail Banking	7,086	1,333	8,419	5,507	(74)	5,433	(1,810)	(13)	(601)	3,009
Retail Direct	3,751	183	3,934	2,123	(157)	1,966	(580)	(25)	(571)	790
Wealth Management	870	1,129	1,999	(235)	1,049	814	(379)	(14)	(13)	408
Ulster Bank	1,638	150	1,788	973	(115)	858	(246)	(24)	(58)	530
Citizens	4,878	4	4,882	3,353	(89)	3,264	(1,407)	(151)	(131)	1,575
RBS Insurance	6,194	67	6,261	5,501	(12)	5,489	(4,536)	(27)	—	926
Manufacturing	55	6	61	(61)	(34)	(95)	(2,125)	(523)	—	(2,743)
Central items	15	5,161	5,176	(2,654)	1,679	(975)	(500)	5	2	(1,468)
Eliminations	—	(11,757)	(11,757)	—	—	—	—	—	—	—
Operating profit before amortisation of purchased intangibles, integration costs and net gain on sale of strategic investments	39,120	—	39,120	25,569	—	25,569	(14,023)	(1,588)	(1,707)	8,251
Amortisation of intangibles	—	—	—	—	—	—	—	(97)	—	(97)
Integration costs	—	—	—	—	—	—	(318)	(140)	—	(458)
Net gain on sale of strategic investments	333	—	333	333	—	333	(93)	—	—	240
Operating profit before tax	39,453	—	39,453	25,902	—	25,902	(14,434)	(1,825)	(1,707)	7,936

	Group									
	Revenue			Total Income						
2004	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Provisions £m	Operating profit before tax £m
Corporate Markets	11,809	4,007	15,816	9,548	(1,897)	7,651	(2,084)	(760)	(581)	4,226
Retail Banking	6,907	1,283	8,190	5,460	120	5,580	(1,969)	(10)	(389)	3,212
Retail Direct	3,917	109	4,026	1,933	(156)	1,777	(552)	(27)	(313)	885
Wealth Management	861	918	1,779	18	755	773	(368)	(30)	(18)	357
Ulster Bank	1,281	53	1,334	800	(57)	743	(224)	(27)	(40)	452
Citizens	2,929	15	2,944	2,265	3	2,268	(1,003)	(77)	(117)	1,071
RBS Insurance	5,630	33	5,663	5,064	(25)	5,039	(4,145)	(31)	—	863
Manufacturing	43	15	58	(66)	—	(66)	(2,132)	(424)	—	(2,622)
Central items	—	2,065	2,065	(1,631)	1,257	(374)	(204)	10	(27)	(595)
Eliminations	—	(8,498)	(8,498)	—	—	—	—	—	—	—
Operating profit before amortisation of purchased intangibles and integration costs	33,377	—	33,377	23,391	—	23,391	(12,681)	(1,376)	(1,485)	7,849
Amortisation of intangibles	—	—	—	—	—	—	—	(45)	—	(45)
Integration costs	—	—	—	—	—	—	(267)	(253)	—	(520)
Operating profit before tax	33,377	—	33,377	23,391	—	23,391	(12,948)	(1,674)	(1,485)	7,284


section
03
Financial statements

41 Segmental analysis *(continued)*

Group	2005 Assets £m	2005 Liabilities £m	2005 Cost to acquire fixed assets and intangible assets £m	2004 Assets £m	2004 Liabilities £m	2004 Cost to acquire fixed assets and intangible assets £m
Corporate Markets	499,206	456,258	3,674	352,889	320,263	3,438
Retail Banking	83,077	83,334	1	78,521	76,726	107
Retail Direct	27,210	2,941	23	23,479	4,160	80
Wealth Management	10,078	26,369	42	9,034	23,478	17
Ulster Bank	35,875	29,878	77	27,405	21,891	564
Citizens	92,197	77,471	301	71,597	58,888	6,165
RBS Insurance	12,523	8,925	172	11,215	8,356	38
Manufacturing	5,638	1,788	998	5,548	2,149	1,318
Central items	11,023	52,319	—	8,434	34,814	—
Group	776,827	739,283	5,288	588,122	550,725	11,727

Segmental analysis of goodwill is as follows:

Group	Corporate Markets £m	Retail Banking £m	Retail Direct £m	Wealth Management £m	Citizens £m	RBS Insurance £m	Ulster Bank £m	Centre £m	Total £m
At 1 January 2005	186	83	174	153	6,635	961	425	9,415	18,032
Currency translation and other adjustments	(5)	—	(3)	(4)	809	—	(11)	—	786
Arising on acquisitions during the year	1	1	8	—	—	103	—	—	113
Disposals	(96)	—	—	(12)	—	—	—	—	(108)
At 31 December 2005	86	84	179	137	7,444	1,064	414	9,415	18,823

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded

	Group				
2005	UK £m	USA £m	Europe £m	Rest of the world £m	Total £m
Net interest income	6,942	2,225	713	38	9,918
Fees and commissions (net)	3,466	1,100	263	80	4,909
Income from trading activities	1,263	959	56	65	2,343
Other operating income	2,330	211	403	9	2,953
Insurance premium income (net of reinsurers' share)	5,462	—	317	—	5,779
Total income	19,463	4,495	1,752	192	25,902
Operating profit before tax	5,278	2,032	602	24	7,936
Total assets	492,962	205,514	62,203	16,148	776,827
Total liabilities	473,581	191,189	58,527	15,986	739,283
Net assets attributable to equity shareholders and minority interests	19,381	14,325	3,676	162	37,544
Contingent liabilities and commitments	161,927	51,392	10,714	1,164	225,197
Cost to acquire property, plant and equipment and intangible assets	3,353	337	1,581	17	5,288
2004					
Net interest income	6,454	1,825	751	41	9,071
Fees and commissions (net)	3,455	717	301	74	4,547
Income from trading activities	1,113	821	18	36	1,988
Other operating income	1,741	109	284	4	2,138
Insurance premium income (net of reinsurers' share)	5,390	—	257	—	5,647
Total income	18,153	3,472	1,611	155	23,391
Operating profit before tax	5,059	1,575	583	67	7,284
Total assets	382,623	145,748	45,845	13,906	588,122
Total liabilities	362,297	131,449	43,129	13,850	550,725
Net assets attributable to equity shareholders and minority interests	20,326	14,299	2,716	56	37,397
Contingent liabilities and commitments	151,489	37,972	6,791	618	196,870
Cost to acquire property, plant and equipment and intangible assets	3,811	6,178	1,736	2	11,727


section
03
Financial statements

42 Directors' and key management remuneration

Directors' remuneration	Group 2005 £000	2004 £000
Non-executive directors – emoluments	924	874
Chairman and executive directors – emoluments	8,994	8,421
– contributions and allowances in respect of defined contribution pension schemes	220	178
	10,138	9,473
– amounts receivable under long-term incentive plans	4,778	2,189
– gains on exercise of share options	11	5
	14,927	11,667

Retirement benefits are accruing to four directors (2004 – five) under defined benefit schemes, two (2004 – two) of whom also accrued benefits under defined contribution schemes.

The executive directors may also participate in the company's executive share option, sharesave and option 2000 schemes and details of their interests in the company's shares arising from their participation are contained on page 127. Details of the remuneration received by each director during the year and each director's pension arrangements are given on pages 126 to 129.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	Group 2005 £000	2004 £000
Short-term benefits	26,180	23,652
Post-employment benefits	9,383	5,298
Other long-term	4,215	—
Share-based payments	1,568	5,200
	41,346	34,150

43 Transactions with directors, officers and others

(a) At 31 December 2005, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined by UK Law, were £149,537 in respect of loans to six persons who were directors of the company (or persons connected with them) at any time during the financial period and £2,055 to one person who was an officer of the company at any time during the financial period.

(b) For the purposes of IAS 24 'Related Party Disclosures', key management comprise directors of the company and members of the Group Executive Management Committee. The captions in the Group's primary financial statements include the following amounts attributable, in aggregate, to key management:

	2005 £000	2004 £000
Loans and advances to customers	3,090	2,497
Customer accounts	12,604	8,021

Key management have banking relationships with Group entities which are entered into in the normal course of business.

Key management had no reportable transactions or balances with the company except for dividends.

44 Related parties

(a) Group companies provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm's-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d) The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.


section
03
Financial statements

45 Transition to IFRS

(1) Significant differences between the Group's UK GAAP accounting policies applied in its 2004 financial statements and its IFRS accounting policies

UK GAAP	IFRS
(a) Goodwill	
Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. Goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicated that its carrying value might not be recoverable.	Goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. The carrying amount of goodwill in the Group's opening IFRS balance sheet (as at 1 January 2004) was £13,131 million, its carrying value under UK GAAP as at 31 December 2003.
(b) Intangibles other than goodwill	
Computer software development costs Most computer software development costs are written off as incurred.	Computer software development costs are capitalised if they create an identifiable intangible asset. They are amortised over their estimated useful life of three years. Net computer software development costs of £818 million were recognised on transition to IFRS.
Other intangibles An intangible asset acquired in a business combination is capitalised separately from goodwill only if it can be disposed of separately from the revenue-earning activity to which it contributes and its value can be measured reliably.	An intangible asset is recognised as an asset separately from goodwill if it is separable or if it arises from contractual or other legal rights regardless of whether these rights are transferable or separable. Core deposit intangibles of £268 million, mortgage servicing rights of £81 million, customer relationships of £162 million and other intangibles of £18 million were recognised in business combinations that took place in 2004.
(c) Leasing	
Finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease; tax cash flows are taken into account in allocating income.	IFRS requires a level rate of return on the net investment in the lease. Tax cash flows are not reflected in the pattern of income recognition.
Assets held under operating leases are depreciated on a straight-line or reverse-annuity basis.	Assets held on operating leases are depreciated on a straight-line basis.
(d) Dividends	
Dividends payable on ordinary shares are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.
(e) Consolidation	
UK GAAP requires consolidation of entities controlled by the reporting entity. Control is the ability to direct the financial and operating policies of an entity.	All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.
(f) Life assurance	
To reflect the distinct nature of long-term assurance assets and liabilities attributable to policyholders, they are shown separately on the consolidated balance sheet; the results of life assurance business are presented as a single contribution to profit before tax.	Assets, liabilities, income and expense of life assurance business are consolidated on a line-by-line basis.
Changes in embedded value determined on a post-tax basis are grossed up for inclusion in the income statement.	Movements in embedded value are not grossed up, instead they are included net of tax in profit before tax.

UK GAAP	IFRS
(g) Associates and joint ventures An associate is an entity in which the reporting entity holds a participating interest and over whose operating and financial policies it exercises a significant influence in practice. A joint venture is an entity in which the reporting entity in practice shares control with other investors. Associates are accounted for using the equity method and joint ventures using the gross equity method.	The definitions of associate and joint venture are similar to those in UK GAAP. However, significant influence is defined as the power to participate in the financial and operating policies of the associate. A joint venture is an entity where the strategic financial and operating decisions require the unanimous consent of the parties sharing control. Associates are accounted for using the equity method. The Group proportionately consolidates its joint ventures.
(h) Property, plant and equipment The Group's freehold and long leasehold property occupied for its own use is recorded at valuation on the basis of existing use value.	The Group's freehold and long leasehold property occupied for its own use is recorded at cost less depreciation. The Group has elected to use the UK GAAP valuation as at 31 December 2003 as deemed cost for freehold and long leasehold property occupied for its own use in its opening IFRS balance sheet (1 January 2004).
(i) Investment property Investment property is revalued annually to open market value and changes in market value reflected in the Statement of total recognised gains and losses.	Investment property is stated at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss.
(j) *Share-based payments* No expense is recognised for options over The Royal Bank of Scotland Group plc shares granted to employees.	The Group has applied IFRS 2 'Share-based Payment' to grants of options over shares after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is expensed on a straight-line basis over the vesting period.
(k) Pensions Pension scheme assets are measured at fair value using mid-market prices.	Pension scheme assets are measured at fair value using bid prices.
(l) Income tax Deferred tax is not accounted for in relation to revaluations of fixed assets where there is no commitment to dispose of the asset or in relation to taxable gains or losses on sales of fixed assets that are rolled over into the tax cost of replacement fixed assets.	Deferred tax is provided on fixed asset revaluations and on taxable gains and losses on fixed asset sales rolled over into the tax cost of replacement assets.
(m) Cash flow statements Cash comprises cash and balances with central banks and loans and advances to banks repayable on demand.	Cash and cash equivalents comprise cash on hand and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.
Under UK GAAP, cash flows are classified under the following headings: • operating activities • dividends from joint ventures and associates • returns on investments and servicing of finance • taxation • capital expenditure and financial investment • acquisitions and disposals • ordinary equity dividends paid • financing	Under IFRS cash flows are classified into operating, investing and financing activities.


section
03
Financial statements

45 Transition to IFRS *(continued)*
Impementation of IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS
(n) Financial instruments: financial assets Loans are measured at cost less provisions for bad and doubtful debts, derivatives held-for-trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below). Debt securities and equity shares intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.	Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held-for-trading; designated as at fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity. Changes in the fair value of financial assets held-for-trading or designated as at fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as at fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held-for-trading or designated as at fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.
(o) Financial instruments: financial liabilities Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.	IAS 39 requires all financial liabilities to be measured at amortised cost except those held-for-trading and those that were designated as at fair value through profit or loss on initial recognition.
(p) Liabilities and equity Under UK GAAP, all shares are classified as shareholders' funds. An analysis of shareholders' funds between equity and non-equity interests is given.	There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares. On implementation of IAS 32, non-equity shares with a balance sheet value of £3,192 million and £2,568 million of non-equity minority interests were reclassified as liabilities.

UK GAAP	IFRS
(q) Effective interest rate and lending fees Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.	IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument's expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. On implementation of IAS 39, the carrying value of financial assets was reduced by £708 million and financial liabilities increased by £224 million, deferred tax was reduced by £283 million and shareholders' equity reduced by £649 million.
(r) Derivatives and hedging Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.	Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge – the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative's gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non-trading derivatives were remeasured at fair value.
Embedded derivatives are not bifurcated from the host contract.	A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract, unless the entire contract is carried at fair value through profit or loss.
(s) Loan impairment Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.	IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. There is no concept of specific and general provision – under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

45 Transition to IFRS *(continued)*

UK GAAP	IFRS
(t) Offset Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.	For a financial asset and a financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously. On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £104 billion.
(u) Insurance contracts All contracts within the life assurance business are accounted for as insurance contracts and the obligations to policyholders presented as Long-term assurance liabilities attributable to policyholders.	IFRS 4 requires life assurance products to be classified between insurance contracts and investment contracts. The latter are accounted for in accordance with IAS 39. Insurance contracts continue to be accounted for using the embedded value methodology.
The value placed on in-force policies includes future investment margins.	The value of in-force policies excludes any amounts that reflect future investment margins.
(v) Linked presentation FRS 5 'Reporting the Substance of Transactions' allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.
(w) Extinguishment of liabilities Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

(2) Analysis of IFRS adjustments, excluding IAS 32, IAS 39 and IFRS 4

Opening balance sheet at 1 January 2004 – Group

	UK GAAP £m	Dividends £m	Income tax £m	Leases £m	Consolidation £m	Software development costs £m	Investment property £m	Share based payment £m	Employee benefits £m	Insurance £m	Total adjustments £m	IFRS £m
Assets												
Cash and balances at central banks	3,822	—	—	—	—	—	—	—	—	—	—	3,822
Treasury bills and other eligible bills	4,846	—	—	—	—	—	—	—	—	—	—	4,846
Loans and advances to banks	54,392	—	—	—	(2)	—	—	—	—	1,013	1,011	55,403
Loans and advances to customers	252,531	—	—	(147)	1,798	—	(448)	—	—	(541)	662	253,193
Debt securities	79,949	—	—	—	123	—	—	—	—	1,076	1,199	81,148
Equity shares	2,300	—	—	—	—	—	—	—	—	1,745	1,745	4,045
Intangible assets	13,131	—	—	—	—	896	—	—	—	—	896	14,027
Property, plant and equipment	13,927	—	—	(127)	76	(78)	448	—	—	1	320	14,247
Settlement balances	2,857	—	—	—	—	—	—	—	—	—	—	2,857
Derivatives at fair value	14,087	—	—	—	—	—	—	—	—	(40)	(40)	14,047
Prepayments, accrued income and other assets	9,029	—	—	—	72	1	—	—	(10)	256	319	9,348
Long-term assurance assets	3,557	—	—	—	—	—	—	—	—	(3,557)	(3,557)	—
Total assets	454,428	—	—	(274)	2,067	819	—	—	(10)	(47)	2,555	456,983
Liabilities												
Deposits by banks	68,281	—	—	—	—	—	—	—	—	—	—	68,281
Customer accounts	236,963	—	—	—	(1,002)	—	—	—	—	(495)	(1,497)	235,466
Debt securities in issue	41,016	—	—	—	3,129	—	—	—	—	—	3,129	44,145
Settlement balances and short positions	21,369	—	—	—	—	—	—	—	—	—	—	21,369
Derivatives at fair value	15,173	—	—	—	—	—	—	—	—	(105)	(105)	15,068
Accruals, deferred income and other liabilities	18,779	(1,059)	—	2	238	—	—	6	—	(3,596)	(4,409)	14,370
Retirement benefit liabilities	1,445	—	—	—	—	—	—	—	591	—	591	2,036
Deferred taxation liabilities	2,036	—	109	(75)	13	243	—	(2)	(584)	(4)	(300)	1,736
Insurance liabilities	—	—	—	—	—	—	—	—	—	7,781	7,781	7,781
Subordinated liabilities	16,998	—	—	—	—	—	—	—	—	—	—	16,998
Minority interests	2,713	—	—	—	(313)	5	—	—	—	(13)	(321)	2,392
Shareholders' equity	26,098	1,059	(109)	(201)	2	571	—	(4)	(17)	(58)	1,243	27,341
Long-term assurance liabilities	3,557	—	—	—	—	—	—	—	—	(3,557)	(3,557)	—
Total liabilities and equity	454,428	—	—	(274)	2,067	819	—	—	(10)	(47)	2,555	456,983


section
03
Financial statements

45 Transition to IFRS *(continued)*

Opening balance sheet at 1 January 2004 – Company

	UK GAAP £m	Dividends £m	Valuation of subsidiaries £m	Total adjustments £m	IFRS £m
Assets					
Loans and advances to banks	4,257	—	—	—	4,257
Loans and advances to customers	382	—	—	—	382
Investments in Group undertakings	32,354	—	(16,857)	(16,857)	15,497
Prepayments, accrued income and other assets	355	—	—	—	355
Total assets	37,348	—	(16,857)	(16,857)	20,491
Liabilities					
Deposits by banks	156	—	—	—	156
Debt securities in issue	1,877	—	—	—	1,877
Accruals, deferred income and other liabilities	1,377	(1,059)	—	(1,059)	318
Subordinated liabilities	5,393	—	—	—	5,393
Shareholders' equity	28,545	1,059	(16,857)	(15,798)	12,747
Total liabilities and equity	37,348	—	(16,857)	(16,857)	20,491

Reconciliation of shareholders' funds as at 1 January 2004

	Group £m	Company £m
UK GAAP shareholders' funds	26,098	28,545
Standards applicable to all periods:		
Valuation of subsidiaries	—	(16,857)
Proposed dividend	1,059	1,059
Software development costs	814	—
Leasing	(276)	—
Share-based payments	(6)	—
Other	(72)	—
Tax effect on adjustments	(167)	—
Deferred tax	(109)	—
Shareholders' funds under IFRS	27,341	12,747

Balance sheet at 31 December 2004 – Group

	UK GAAP £m	Dividends £m	Income tax £m	Property plant and equipment £m	Leases £m	Consolidation £m	Software development costs £m	Investment property £m	Share based payment £m	Employee benefits £m	Insurance £m	Goodwill £m	Total adjustments £m	IFRS £m
Assets														
Cash and balances at central banks	4,293	—	—	—	—	—	—	—	—	—	—	—	—	4,293
Treasury bills and other eligible bills	6,110	—	—	—	—	—	—	—	—	—	—	—	—	6,110
Loans and advances to banks	60,889	—	—	—	—	(2)	—	—	—	—	186	—	184	61,073
Loans and advances to customers	345,469	—	—	—	(132)	3,173	—	(449)	—	—	(810)	—	1,782	347,251
Debt securities	91,211	—	—	—	—	618	—	—	—	—	2,079	—	2,697	93,908
Equity shares	2,960	—	—	—	—	—	—	—	—	—	1,763	—	1,763	4,723
Intangible assets	17,576	—	—	—	—	—	725	—	—	—	—	941	1,666	19,242
Property, plant and equipment	16,294	—	—	(60)	(153)	67	(168)	447	—	—	1	—	134	16,428
Settlement balances	5,682	—	—	—	—	—	—	—	—	—	—	—	—	5,682
Derivatives at fair value	17,884	—	—	—	—	(37)	—	—	—	—	(47)	—	(84)	17,800
Prepayments, accrued income and other assets	11,299	—	—	—	(9)	118	—	1	—	(4)	283	(76)	(313)	11,612
Long-term assurance assets	3,800	—	—	—	—	—	—	—	—	—	(3,800)	—	(3,800)	—
Total assets	583,467	—	—	(60)	(294)	3,937	557	(1)	—	(4)	(345)	865	4,655	588,122
Liabilities														
Deposits by banks	99,883	—	—	—	—	—	—	—	—	—	—	—	—	99,883
Customer accounts	285,062	—	—	—	—	(1,015)	—	—	—	—	(732)	—	(1,747)	283,315
Debt securities in issue	58,960	—	—	—	—	5,039	—	—	—	—	—	—	5,039	63,999
Settlement balances and short positions	32,990	—	—	—	—	—	—	—	—	—	—	—	—	32,990
Derivatives at fair value	19,034	—	—	—	—	—	—	—	—	—	(158)	—	(158)	18,876
Accruals, deferred income and other liabilities	22,904	(1,308)	—	—	25	258	—	—	20	—	(4,251)	—	(5,256)	17,648
Retirement benefit liabilities	1,901	—	—	—	—	14	—	—	—	1,025	—	—	1,039	2,940
Deferred taxation liabilities	2,873	—	109	—	(90)	9	164	1	(6)	(1,008)	12	(3)	(812)	2,061
Insurance liabilities	—	—	—	—	—	—	—	—	—	—	8,647	—	8,647	8,647
Subordinated liabilities	20,366	—	—	—	—	—	—	—	—	—	—	—	—	20,366
Minority interests	3,829	—	—	—	—	(334)	6	—	—	—	(9)	—	(337)	3,492
Shareholders' equity	31,865	1,308	(109)	(60)	(229)	(34)	387	(2)	(14)	(21)	(54)	868	2,040	33,905
Long-term assurance liabilities	3,800	—	—	—	—	—	—	—	—	—	(3,800)	—	(3,800)	—
Total liabilities and equity	583,467	—	—	(60)	(294)	3,937	557	(1)	—	(4)	(345)	865	4,655	588,122

45 Transition to IFRS *(continued)*

Balance sheet at 31 December 2004 – Company

	UK GAAP £m	Dividends £m	Valuation of subsidiaries £m	Total adjustments £m	IFRS £m
Assets					
Loans and advances to banks	4,106	—	—	—	4,106
Loans and advances to customers	305	—	—	—	305
Investments in Group undertakings	36,870	—	(14,970)	(14,970)	21,900
Prepayments, accrued income and other assets	322	(4)	—	(4)	318
Total assets	41,603	(4)	(14,970)	(14,974)	26,629
Liabilities					
Deposits by banks	174	—	—	—	174
Debt securities in issue	1,608	—	—	—	1,608
Accruals, deferred income and other liabilities	1,609	(1,308)	—	(1,308)	301
Subordinated liabilities	5,935	—	—	—	5,935
Shareholders' equity	32,277	1,304	(14,970)	(13,666)	18,611
Total liabilities	41,603	(4)	(14,970)	(14,974)	26,629

Consolidated income statement for the year ended 31 December 2004

	UK GAAP £m	Property including investment property £m	Leases £m	Consolidation £m	Software development costs £m	Share based payments £m	Employee benefits £m	Insurance £m	Goodwill £m	Other £m	Total adjustments £m	IFRS £m
Net interest income	9,208	(21)	(18)	(67)	16	—	—	(47)	—	—	(137)	9,071
Non-interest income	8,602	22	27	(142)	—	—	(85)	251	—	(2)	71	8,673
Insurance net premium income	4,944	—	—	109	—	—	—	594	—	—	703	5,647
Total income	22,754	1	9	(100)	16	—	(85)	798	—	(2)	637	23,391
Operating expenses	10,846	5	49	2	278	36	(83)	106	(875)	(2)	(484)	10,362
Insurance net claims	3,480	—	—	78	—	—	—	702	—	—	780	4,260
Operating profit before impairment losses	8,428	(4)	(40)	(180)	(262)	(36)	(2)	(10)	875	—	341	8,769
Impairment losses	1,511	—	—	(26)	—	—	—	—	—	—	(26)	1,485
Operating profit before tax	6,917	(4)	(40)	(154)	(262)	(36)	(2)	(10)	875	—	367	7,284
Tax	2,155	1	(12)	(40)	(79)	(11)	—	(17)	(2)	—	(160)	1,995
Profit for the year	4,762	(5)	(28)	(114)	(183)	(25)	(2)	7	877	—	527	5,289

Company income statement for the year ended 31 December 2004

	UK GAAP £m	Other £m	Total adjustments £m	IFRS £m
Profit for the year	2,878	(4)	(4)	2,874

(3) Analysis of IAS 32, IAS 39 and IFRS 4 adjustments

Balance sheet at 1 January 2005 – Group

	IFRS 31 December 2004 £m	IFRS prospective adjustments													IFRS 1 January 2005 £m
		Offset £m	Other IAS 39 £m	Debt equity £m	Classification/ measurement £m	Embedded derivatives £m	Provisioning and impairment £m	Hedging/ measurement £m	Derecognition £m	Revenue recognition £m	Insurance contracts £m	Fair value option £m	Other £m	Total adjustments £m	
Assets															
Cash and balances at central banks	4,293	—	—	—	—	—	—	—	—	—	—	—	—	—	4,293
Treasury bills and other eligible bills	6,110	—	—	—	(1)	—	—	—	—	—	—	—	—	(1)	6,109
Loans and advances to banks	61,073	4,425	165	—	—	—	—	4	—	—	23	—	1	4,618	65,691
Loans and advances to customers	347,251	28,566	1,533	—	(31)	—	(82)	518	4,022	(615)	—	—	—	33,911	381,162
Debt securities	93,908	—	747	—	(241)	—	—	50	(580)	—	31	—	—	7	93,915
Equity shares	4,723	—	—	—	507	—	—	—	—	—	—	—	1	508	5,231
Intangible assets	19,242	—	—	—	—	—	—	—	—	—	—	—	—	—	19,242
Property, plant and equipment	16,428	—	—	—	—	—	—	—	—	(3)	—	—	—	(3)	16,425
Settlement balances	5,682	—	—	—	—	—	—	—	—	—	—	—	—	—	5,682
Derivatives at fair value	17,800	71,509	—	—	(18)	114	—	520	—	—	—	(20)	—	72,105	89,905
Prepayments, accrued income and other assets	11,612	(29)	(2,445)	—	(1)	3	—	(379)	327	(90)	(142)	—	(1)	(2,757)	8,855
Total assets	588,122	104,471	—	—	215	117	(82)	713	3,769	(708)	(88)	(20)	1	108,388	696,510
Liabilities															
Deposits by banks	99,883	4,425	207	—	—	—	—	10	1,501	—	—	—		6,143	106,026
Customer accounts	283,315	28,566	937	—	(2)	(39)	—	(11)	177	—	2,102	—	1	31,731	315,046
Debt securities in issue	63,999	—	342	—	(25)	—	—	(1,060)	2,131	—	—	858	—	2,246	66,245
Settlement balances and short positions	32,990	—	349	—	—	—	—	—	—	—	—	—	—	349	33,339
Derivatives at fair value	18,876	71,509	—	—	(19)	188	—	1,599	—	—	—	(876)	—	72,401	91,277
Accruals, deferred income and other assets	17,648	(29)	(2,346)	(60)	32	(32)	—	(636)	130	224	(162)	(49)	—	(2,928)	14,720
Retirement benefit liablities	2,940	—	—	—	—	—	—	—	—	—	—	—	—	—	2,940
Deferred taxation liabilities	2,061	—	—	—	65	—	(24)	12	(51)	(283)	46	—	—	(235)	1,826
Insurance liabilities	8,647	—	—	—	—	—	—	—	—	—	(2,055)	—	—	(2,055)	6,592
Subordinated liabilities	20,366	—	511	5,820	—	—	—	782	—	—	—	47	—	7,160	27,526
Minority interests	3,492	—	—	(2,493)	—	—	—	—	—	—	(48)	—	—	(2,541)	951
Shareholders' equity	33,905	—	—	(3,267)	164	—	(58)	17	(119)	(649)	29	—	—	(3,883)	30,022
Total liabilities and equity	588,122	104,471	—	—	215	117	(82)	713	3,769	(708)	(88)	(20)	1	108,388	696,510


section
03
Financial statements

45 Transition to IFRS *(continued)*

Balance sheet at 1 January 2005 – Company

	IFRS 31 December 2004 £m	IFRS prospective adjustments: Debt/ equity £m	Other IAS 32/39 £m	Hedging & measurement £m	Fair value option £m	Total adjustments £m	IFRS 1 January 2005 £m
Assets							
Loans and advances to banks	4,106	3,959	91	—	—	4,050	8,156
Loans and advances to customers	305	153	95	—	—	248	553
Investment in Group undertakings	21,900	(4,004)	—	—	—	(4,004)	17,896
Derivatives at fair value	—	—	101	4	—	105	105
Prepayments, accrued income and other assets	318	—	(287)	(17)	—	(304)	14
Total assets	26,629	108	—	(13)	—	95	26,724
Liabilities							
Deposits by banks	174	—	—	—	—	—	174
Debt securities in issue	1,608	—	6	—	—	6	1,614
Derivatives at fair value	—	—	96	—	—	96	96
Accruals, deferred income and other liabilities	301	(31)	(146)	—	(45)	(222)	79
Subordinated liabilities	5,935	3,219	44	—	45	3,308	9,243
Shareholders' funds	18,611	(3,080)	—	(13)	—	(3,093)	15,518
Total liabilities	26,629	108	—	(13)	—	95	26,724

Reconciliation of shareholders' funds	Group £m	Company £m
UK GAAP shareholders' funds at 31 December 2004	31,865	32,277
Standards applicable to all periods:		
Valuation of subsidiaries	—	(14,970)
Proposed dividend	1,308	1,308
Goodwill and other intangibles	865	—
Software development costs	551	—
Leasing	(319)	—
Share-based payments	(20)	—
Other	(159)	(4)
Tax effect on adjustments	(77)	—
Deferred tax	(109)	—
Shareholders' funds under IFRS at 31 December 2004	33,905	18,611
Standards applicable from 1 January 2005:		
Non-equity shares reclassified to debt	(3,192)	(3,192)
Revenue recognition	(932)	—
Derecognition	(170)	—
Securities	229	—
Investments in Group undertakings adjusted to historic cost	—	108
Other	(53)	(14)
Tax effect on adjustments	235	5
Shareholders' funds under IFRS at 1 January 2005	30,022	15,518
Equity – minority interests	951	—
Equity under IFRS at 1 January 2005	30,973	15,518

As at 1 January 2005	Group: Fair value on implementation of IAS 39 £m	Group: Carrying value under UK GAAP £m	Company: Fair value on implementation of IAS 39 £m	Company: Carrying value under UK GAAP £m
Financial assets				
– designated as at fair value through profit or loss	2,579	2,728	—	—
– Available-for-sale	40,161	39,718	—	—
Financial liabilities				
– designated as at fair value through profit or loss	9,976	10,071	—	—

46 Significant differences between IFRS and US GAAP

The consolidated accounts of the Group have been prepared in accordance with IFRS issued and extant at 31 December 2005 which differ in certain significant respects from US GAAP. The significant differences which affect the Group are summarised below in three separate sections:

Section (1) covers significant differences between US GAAP and IFRS for the income statement for the year ended 31 December 2005 and the balance sheet at 31 December 2005. These differences include those between US GAAP and IAS 32, IAS 39 and IFRS 4. As permitted by IFRS 1, the Group implemented IAS 32, IAS 39 and IFRS 4 from 1 January 2005 without restating comparatives.

Section (2) sets out the significant differences between US GAAP and IFRS for 2004.

Section (3) summarises those areas where, though the recognition and measurement principles in US GAAP and IFRS are the same, adjustments to IFRS amounts are required due to differing implementation dates for the Group.

(1) For 31 December 2005

IFRS	US GAAP
(a) Acquisition accounting All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.
(b) Property revaluation and depreciation Freehold and long leasehold property occupied for the Group's use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years. As permitted by IFRS 1, valuation as at 31 December 2003 is its deemed cost. Investment properties are carried at fair value; changes in fair value are included in the income statement.	Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.
(c) Leasehold property provisions Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.
(d) Loan origination Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.
(e) Pension costs Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.	US GAAP requires a similar method but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. An additional minimum liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension cost or has an accrued liability that is less than the unfunded accumulated benefit obligation. Movements in the additional minimum liability, together with the related deferred tax, are recognised in a separate component of equity.


section
03
Financial
statements

46 Significant differences between IFRS and US GAAP *(continued)*

IFRS	US GAAP
(f) Long-term assurance business IFRS requires bancassurance contracts to be analysed between insurance and investment contracts. Investment contracts are accounted for as financial instruments. Insurance contracts are accounted for using an embedded value methodology: the shareholders' interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities.	US GAAP also requires bancassurance contracts to be classified either as insurance or investment contracts; however US GAAP does not permit embedded value reporting. US GAAP requires deferred acquisition cost and income accounting for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.
(g) Financial instruments *Financial assets designated as at fair value through profit or loss* Under IFRS, a financial asset may be designated as at fair value through profit or loss on initial recognition.	Such designation is not allowed under US GAAP.
Debt securities classified as loans and receivables Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses. The Group has classified some debt securities as loans and receivables.	Under US GAAP, these debt securities are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.
Financial assets other than debt securities and equity shares classified as available-for-sale Under IAS 39 financial assets classified as available-for-sale may take any legal form.	Under US GAAP, only debt and equity securities can be classified as available-for-sale. (Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity).
Foreign exchange gains and losses on monetary available-for-sale financial assets For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale financial asset is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.	Such differences are included with other unrealised gains and losses and reported in a separate component of equity.
Financial liabilities All financial liabilities held-for-trading are classified as such and carried at fair value with changes in fair value recognised in net income. A financial liability may be designated as at fair value through profit or loss.	Only financial liabilities that are derivatives and short positions are carried at fair value with changes in fair value recognised in net income.

IFRS	US GAAP
(h) Derivatives and hedging activities Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.	US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes except hedges of net investments in foreign operations. All derivatives are measured at fair value with changes in fair value recognised in net income.
(i) Liabilities and equity The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if there is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities.	Under US GAAP, preference shares issued by the Group are classified as equity as they are perpetual and redeemable only at the option of the Group. Certain trusts and partnerships that are subsidiaries under IFRS are not consolidated under US GAAP because the Group is not their primary beneficiary. As a result securities issued by them are reclassified from minority interests to subordinated liabilities.
(j) Offset arrangements A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the reporting entity currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Arrangements such as master netting arrangements do not generally provide a basis for offsetting.	Under US GAAP, debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date. This GAAP difference has no effect on net income or shareholders' equity.


section
03
Financial
statements

46 Significant differences between IFRS and US GAAP *(continued)*

(2) For 2004

As indicated above, as permitted by IFRS 1, in the preparation of the Group's 2004 consolidated income statements and balance sheets, all IFRS have been applied except those relating to financial instruments and insurance contracts where UK GAAP principles then current have been applied.

IFRS or relevant UK GAAP	US GAAP
(a) Acquisition accounting All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.
(b) Property revaluation and depreciation Freehold and long leasehold property occupied for the Group's use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years. As permitted by IFRS 1, valuation as at 31 December 2003 is its deemed cost. Investment properties are carried at fair value; changes in fair value are included in the income statement.	Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.
(c) Leasehold property provisions Provisions are raised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.
(d) Loan origination fees Certain loan fees, together with related costs, are recognised in the income statement as received or incurred.	Applicable non-refundable loan fees and certain direct costs are deferred and recognised over the period of the related loan or facility.
(e) Pension costs Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.	US GAAP requires similar valuations but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. An additional minimum liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension cost or has an accrued liability that is less than the unfunded accumulated benefit obligation. Movements in the additional minimum liability, together with the related deferred tax, are recognised in a seperate component of equity.
(f) Long-term assurance business The shareholders' interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities.	US GAAP does not permit embedded value reporting. US GAAP requires bancassurance contracts to be classified either as insurance or investment contracts. US GAAP requires deferred acquisition cost and income accounting for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.
(g) Extinguishment of liabilities Recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligator under the liability, either judicially or by the creditor.

IFRS or relevant UK GAAP	US GAAP
(h) Securities The Group's debt and equity securities are classified as being held as investment securities or for trading purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for trading purposes are carried at fair value with changes in fair value recognised in profit or loss.	Investment securities held by the Group's private equity business are considered to be held by investment companies and carried at fair value, with changes in fair value being reflected in net income. The Group's other investment debt securities and marketable investment equity shares are classified as available-for-sale securities and measured at fair value with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other-than-temporary in which case the loss is included in net income. The Group recognises an other-than-temporary impairment on an available-for-sale equity share when its carrying value has exceeded its market value for a period of more than twelve months.
(i) Derivatives and hedging activities Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is remeasured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the income statement.	The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria in SFAS 133 'Accounting for Derivative Instruments and Hedging Activities'. For US GAAP purposes, its portfolio of non-trading derivatives is remeasured to fair value and changes in fair value reflected in net income.
Monetary assets denominated in a foreign currency are retranslated at closing rates with exchange differences taken to profit or loss. Equity shares financed by foreign currency borrowings are retranslated at closing rates with exchange differences taken to reserves along with differences on the related borrowings.	SFAS 133 does not permit a non-derivative financial instrument to be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities.
Embedded derivatives are not bifurcated from the host contract.	SFAS 133 requires derivatives embedded in other financial instruments to be accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.
(j) Consolidation All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.	US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. In accordance with the provisions of FIN46R, trust preferred securities issued by subsidiaries are in effect re-classified from minority interests to liabilities. Certain trusts and partnerships that are subsidiaries under IFRS are not consolidated under US GAAP because the Group is not their primary beneficiary. As a result securities issued by them are reclassified from minority interests to subordinated liabilities.


Financial statements

46 Significant differences between IFRS and US GAAP *(continued)*

IFRS or relevant UK GAAP	US GAAP
(k) Offset arrangements Debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.	Under US GAAP, debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

(3) Implementation timing differences

This section sets out the areas where differences in amounts reported under IFRS and US GAAP arise because the effective dates of standards are different although the recognition and measurement principles are the same.

IFRS	US GAAP
Intangible assets *Purchased goodwill* Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually (at 30 September) for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.	US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over periods of up to 25 years. No amortisation was written back on this change of policy. During 2005, the Group changed the date for performing its annual goodwill impairment test from 1 January to 30 September for certain of its reporting units in order to conform to the date selected by the Group upon adoption of IFRS.
Goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group's opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003. There was no restatement of previous acquisitions in 1998. In 2004 no amortisation was written back.	
Other intangibles Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. Thereafter intangibles have been recognised if they are separable or arise from contractual or other legal rights. All intangibles are amortised over their useful economic lives.	The same treatment was adopted for US GAAP purposes from 1 July 2001.

Other adjustments in the reconciliation of net income for the year ended 31 December 2005 from IFRS to US GAAP include refinements to estimates arising from the implementation of IFRS.

Recent developments in US GAAP

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 154 'Accounting Changes and Error Corrections'. The standard replaces APB 20 and SFAS 3 and amends the treatment of changes of accounting principle and the correction of errors. It is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.

In February 2006, the FASB published SFAS 155 'Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No 133 and 140' (SFAS 155) which is effective for all financial instruments acquired or issued by the Group after 1 January 2007. The statement allows any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation to be measured at fair value. The statement also eliminates the exemption from applying SFAS 133 to interests in securitised financial assets.

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders' equity which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income	2005 £m	2004 £m
Profit attributable to ordinary shareholders – IFRS	5,392	4,856
Adjustments in respect of:		
Acquisition accounting	—	66
Property revaluation and depreciation	(90)	(65)
Leasehold property provisions	(26)	(19)
Loan origination	55	(85)
Pension costs	(363)	(283)
Long-term assurance business	10	(17)
Extinguishment of liabilities	—	(94)
Financial instruments	(556)	(628)
Derivatives and hedging	(119)	73
Liabilities and equity	74	—
Intangible assets – timing difference	(66)	(95)
Other	(59)	(40)
Taxation	223	240
Net income available for ordinary shareholders – US GAAP	4,475	3,909

Consolidated shareholders' equity	2005 £m	2004 £m
Shareholders' equity – IFRS	35,435	33,905
Adjustments in respect of:		
Acquisition accounting	517	517
Property revaluation and depreciation	(403)	(313)
Leasehold property provisions	38	64
Loan origination	614	(373)
Pension costs	145	215
Long-term assurance business	(47)	(163)
Extinguishment of liabilities	—	(178)
Financial instruments	(259)	76
Derivatives and hedging	260	238
Liabilities and equity	2,298	—
Intangible assets – timing difference	1,919	1,985
Other	—	140
Taxation	(288)	78
Shareholders' equity – US GAAP	40,229	36,191

Total assets under US GAAP of £700.4 billion (2004 – £631.1 billion) primarily reflects the effect of certain arrangements that can be netted under US GAAP, together with the effect of adjustments made to shareholders' equity.


section
03
Financial statements

46 Significant differences between IFRS and US GAAP *(continued)*

Earnings per share

Basic and diluted earnings per share ("EPS") under US GAAP differ from IFRS only to the extent that the income calculated under US GAAP differs from that under IFRS.

	2005			2004		
	Income* £m	No. of shares million	Per share amount pence	Income* £m	No. of shares million	Per share amount pence
Basic EPS	4,475	3,183	140.6	3,909	3,085	126.7
Dilutive effect of share options and convertible preference shares	65	60	(0.6)	66	73	(0.8)
Diluted EPS	4,540	3,243	140.0	3,975	3,158	125.9

* US GAAP net income available to ordinary shareholders, see page 227.

The Group has convertible preference shares totalling £200 million (2004 – £200 million), €nil million (2004 – €750 million) and $1,000 million (2004 – $1,900 million). All of the convertible preference shares have a dilutive effect in the current year and as such have been included in the computation of diluted earnings per share.

Outstanding options to purchase shares are excluded from the computation of diluted EPS where the exercise prices of the options are greater than the average market price of the ordinary shares during the relevant period. At 31 December 2005, there were 17.3 million such options outstanding (2004 – 8.7 million).

Pensions

On 1 April 2002, the Group's main pension schemes, The Royal Bank of Scotland Staff Pension Scheme and the National Westminster Bank Pension Fund, were merged to form The Royal Bank of Scotland Group Pension Fund ("the plan"). The provisions of SFAS 87 'Employers' Accounting for Pensions' have been applied to the plan, which covers most of the Group's UK employees; the impact of US GAAP on the other Group schemes is considered to be immaterial.

A trust fund has been established under the plan, to which payments are made, determined on an actuarial basis, designed to build up reserves during the working life of full-time employees to pay such employees or their dependants a pension after retirement. Such pensions are based on final pensionable salaries and are related to the length of service prior to retirement. Pensions are limited to a maximum of two-thirds of final salary for 40 years service or more. Staff do not make contributions for basic pensions but may make voluntary contributions on a regular basis to purchase additional service qualification where less than 40 years service will have been completed by normal retirement age.

The assets of the plan are held under separate trusts and, in the long-term, the funding policy is to maintain assets sufficient to cover the benefits in respect of service to date, with due allowance for future earnings increases. The plan assets consist mainly of fixed-income securities and listed securities. The investment policy followed for the plan seeks to deploy the plan assets primarily in UK and overseas equity shares and UK government securities.

Disclosures required by SFAS 132R for the Group's main scheme are set out below.

Obligations and funded status

Change in benefit obligation:	2005 £m	2004 £m
Projected benefit obligation at beginning of year	16,192	13,963
Service cost	457	420
Interest cost	860	768
Past service cost	3	—
Net actuarial gain	2,302	1,568
Benefits and expenses paid	(521)	(527)
Projected benefit obligation at year end	19,293	16,192

Change in plan assets:	2005 £m	2004 £m
Fair value of plan assets at beginning of year	13,598	11,822
Actual return on plan assets	2,477	1,234
Employer's contribution	380	1,069
Benefits and expenses paid	(521)	(527)
Market value of plan assets at year end	15,934	13,598

Prepaid pension cost:	2005 £m	2004 £m
Funded status	(3,359)	(2,594)
Unrecognised net actuarial loss	6,383	5,990
Unrecognised prior service cost	11	12
Unrecognised transition amount	—	(6)
Prepaid pension cost at year end	3,035	3,402

Components of net periodic pension cost:	2005 £m	2004 £m
Service cost	457	420
Interest cost	860	768
Expected return on plan assets	(932)	(840)
Amortisation of prior service cost	4	1
Amortisation of loss	364	263
Amortisation of net transition asset	(6)	(8)
Net periodic pension cost	747	604

Assumptions

Weighted average assumptions used at 31 December:	2005 % per annum	2004 % per annum
Discount rate for liabilities	4.80	5.40
Salary increases	3.95	3.95
Pension increases	2.70	2.70
Long-term rate of return on assets	6.47	6.95

Weighted average allocations of market value of plan assets at 31 December:	2005 %	2004 %
Equity shares	61	57
Debt securities	35	31
Other	4	12
Total	100	100

At 31 December 2005, the fund's accumulated benefit obligation was underfunded by £1,433 million (2004 – £561 million). This resulted in a reduction in the accumulated other comprehensive income component of US GAAP shareholders' equity of £4,457 million (2004 – £3,951 million), comprising the excess of the accumulated benefit obligation over the market value of assets of £1,433 million (2004 – £561 million), prepaid pension cost of £3,035 million (2004 – £3,402 million) less unrecognised prior service cost £11 million (2004 – £12 million). This was reduced by deferred tax of £1,337 million (2004 – £1,185 million). At 31 December 2003, the fund had a surplus of assets over its accumulated benefit obligation and no minimum liability was recognised.

Cash flows

The following pension payments under the main scheme, which reflect expected future service, as appropriate, are expected to be paid:

	£m
2006	513
2007	522
2008	535
2009	549
2010	565
After 2011	3,156

The Group expects to contribute £392 million to its main UK pension plan in 2006.

47 Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.


section
03
Financial statements



Contents

Financial summary

The Group's accounts are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. For a discussion of such differences and a reconciliation between IFRS and US GAAP, see Note 46 on the accounts. The dollar financial information included below has been converted from sterling at a rate of £1.00 to US$1.7188, being the Noon Buying Rate on 30 December 2005.

Amounts in accordance with IFRS

Summary consolidated income statement – IFRS	2005 $m	2005 £m	2004 £m
Net interest income	17,047	9,918	9,071
Non-interest income (1)	27,473	15,984	14,320
Total income	44,520	25,902	23,391
Operating expenses (2, 3, 4)	20,533	11,946	10,362
Insurance net claims	7,413	4,313	4,260
Operating profit before impairment losses	16,574	9,643	8,769
Impairment losses	2,934	1,707	1,485
Operating profit before tax	13,640	7,936	7,284
Tax	4,087	2,378	1,995
Profit for the year	9,553	5,558	5,289
Minority interests	98	57	177
Preference dividends	187	109	256
Profit attributable to ordinary shareholders	9,268	5,392	4,856

Notes:

(1) Includes gain on sale of strategic investment of £333 million for the year ended 31 December 2005 (2004 – nil).

(2) Includes loss on sale of subsidiaries of £93 million for the year ended 31 December 2005 (2004 – nil).

(3) Includes integration expenditure of £458 million for the year ended 31 December 2005 (2004 – £520 million).

(4) Includes purchased intangibles amortisation of £97 million for the year ended 31 December 2005 (2004 – £45 million).

Summary consolidated balance sheet – IFRS	2005 $m	2005 £m	2004 £m
Loans and advances	838,453	487,813	408,324
Debt securities and equity shares	223,901	130,266	98,631
Derivatives at fair value and settlement balances	174,747	101,668	23,482
Other assets	98,109	57,080	57,685
Total assets	1,335,210	776,827	588,122
Shareholders' equity	60,906	35,435	33,905
Minority interests	3,625	2,109	3,492
Subordinated liabilities	48,597	28,274	20,366
Total capital resources	113,128	65,818	57,763
Deposits	779,087	453,274	383,198
Derivatives at fair value, settlement balances and short positions	241,364	140,426	51,866
Other liabilities	201,631	117,309	95,295
Total liabilities and equity	1,335,210	776,827	588,122

Other financial data based upon IFRS:	2005	2004
Earnings per ordinary share – pence	169.4	157.4
Diluted earnings per ordinary share – pence (1)	168.3	155.9
Adjusted earnings per ordinary share – pence	175.9	170.2
Dividends per ordinary share – pence	60.6	52.5
Dividend payout ratio (2)	41%	35%
Share price per ordinary share at period end – £	17.55	17.52
Market capitalisation at period end – £bn	56.1	55.6
Net asset value per ordinary share – £	10.14	9.26
Return on average total assets (3)	0.73%	0.94%
Return on average ordinary shareholders' equity (4)	17.5%	18.3%
Adjusted return on average ordinary shareholders' equity (5)	18.2%	18.9%
Average shareholders' equity as a percentage of average total assets	4.5%	5.9%
Risk asset ratio – Tier 1	7.6%	7.0%
– Total	11.7%	11.7%
Ratio of earnings to combined fixed charges and preference share dividends (6)		
– including interest on deposits	1.67	1.88
– excluding interest on deposits	6.05	7.43
Ratio of earnings to fixed charges only (6)		
– including interest on deposits	1.69	1.94
– excluding interest on deposits	6.50	9.70

Notes:

(1) All the convertible preference shares have a dilutive effect in the current year and as such have been included in the computation of diluted earnings per share. In 2004 their effect was anti-dilutive.

(2) Dividend payout ratio represents the interim dividend paid and final dividend proposed as a percentage of profit attributable to ordinary shareholders before integration costs, amortisation of purchased intangibles and net gain on sale of strategic investments and subsidiaries (net of tax).

(3) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(4) Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.

(5) Adjusted return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders before integration costs, amortisation of purchased intangibles and net gain on sale of strategic investments and subsidiaries expressed as a percentage of average ordinary shareholders' equity.

(6) For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Amounts in accordance with IFRS

Analysis of loans and advances to customers – IFRS

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included in the 'Within 1 year' category.

	Within 1 year £m	After 1 but within 5 years £m	After 5 years £m	2005 Total £m	2004 £m
UK					
Central and local government	3,336	—	4	3,340	1,866
Manufacturing	10,552	555	508	11,615	6,292
Construction	5,790	726	758	7,274	5,024
Finance	25,424	1,229	438	27,091	24,638
Service industries and business activities	31,448	3,817	5,422	40,687	30,867
Agriculture, forestry and fishing	1,644	399	602	2,645	2,481
Property	24,401	3,264	5,234	32,899	26,448
Individuals – home mortgages	19,576	4,284	41,426	65,286	57,535
– other	15,935	6,806	3,582	26,323	26,459
Finance leases and instalment credit	3,420	3,941	6,548	13,909	13,044
Accrued interest	1,247	1	2	1,250	
Total domestic	142,773	25,022	64,524	232,319	194,654
Overseas residents	39,446	6,167	6,621	52,234	48,183
Total UK offices	182,219	31,189	71,145	284,553	242,837
Overseas					
US	27,147	27,541	35,918	90,606	74,027
Rest of the World	23,691	7,417	14,843	45,951	34,555
Total Overseas offices	50,838	34,958	50,761	136,557	108,582
Loans and advances to customers – gross	233,057	66,147	121,906	421,110	351,419
Loan impairment provisions				(3,884)	(4,168)
Loans and advances to customers – net				417,226	347,251
Fixed rate	30,966	29,099	40,683	100,748	101,227
Variable rate	202,091	37,048	81,223	320,362	250,192
Loans and advances to customers – gross	233,057	66,147	121,906	421,110	351,419

Cross border exposures

Cross border exposures are defined as loans to banks and customers (including finance lease and instalment credit receivables) and other monetary assets, including non-local currency claims of overseas offices on local residents.

The Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk.

The table below sets out the Group's cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £776.8 billion (2004 – £588.5 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	2005 £m	2004 £m
United States	34,246	28,795
Germany	18,395	14,050
France	13,402	9,604
Cayman Islands	11,813	7,258
Netherlands	8,026	8,871
Spain	7,392	5,249
Switzerland	7,061	*
Republic of Ireland	6,008	*

* Less than 0.75% of Group total assets.

Loan impairment provisions

For a discussion of the factors considered in determining the amount of the provisions, see 'Loan impairment' on page 93 and 'Critical accounting polices – Loan impairment provisions on page 142.

The following table shows the elements of loan impairment provisions.

	IFRS	
	2005 £m	2004 £m
Provisions at the beginning of the year		
Domestic	2,675	2,408
Foreign	1,470	1,477
	4,145	3,885
Currency translation and other adjustments		
Domestic	(7)	(8)
Foreign	58	(90)
	51	(98)
Acquisitions of businesses		
Domestic	—	2
Foreign	—	288
	—	290
Amounts written-off		
Domestic	(1,252)	(901)
Foreign	(788)	(548)
	(2,040)	(1,449)
Recoveries of amounts written-off in previous years		
Domestic	97	85
Foreign	75	59
	172	144
Charged to income statement		
Domestic	1,376	960
Foreign	327	442
	1,703	1,402
Unwind of discount		
Domestic	(130)	—
Foreign	(14)	—
	(144)	—
Provisions at the end of the year (1)		
Domestic	2,759	2,546
Foreign	1,128	1,628
	3,887	4,174
Gross loans and advances to customers		
Domestic	232,319	194,654
Foreign	188,791	156,765
	421,110	351,419
Closing customer provisions as a % of gross loans and advances to customers (2)		
Domestic	1.19%	1.31%
Foreign	0.60%	1.04%
Total	0.92%	1.19%
Customer charge to income statement as a % of gross loans and advances to customers		
Domestic	0.59%	0.49%
Foreign	0.17%	0.28%
Total	0.40%	0.40%

Notes:

(1) Includes closing provisions against loans and advances to banks of £3 million (2004 – £6 million).

(2) Closing customer provisions exclude closing provisions against loans and advances to banks.

Loan impairment provisions *(continued)*

The following table presents additional information in respect of the loan impairment provisions.

	IFRS 2005 £m	IFRS 2004 £m
Loans and advances to customers (gross)	421,110	351,419
Loan impairment provisions at end of year:		
– customers	3,884	
– banks	3	
Specific provisions – customers		3,607
– banks		6
General provision		561
	3,887	4,174
Customer provision at end of year as % of loans and advances to customers at end of year:		
Specific provisions		1.03%
General provision		0.16%
		1.19%
Average loans and advances to customers (gross)	402,473	299,430
As a % of average loans and advances to customers during the year:		
Total customer provisions charged to income statement	0.42%	0.47%
Amounts written-off (net of recoveries) – customers	0.46%	0.44%

Analysis of closing loan impairment provisions

The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	IFRS 2005 Closing provision £m	IFRS 2005 % of loans to total loans %	IFRS 2004 Closing provision £m	IFRS 2004 % of loans to total loans %
Domestic				
Central and local government	—	0.8	—	0.6
Manufacturing	138	2.8	127	1.8
Construction	74	1.7	71	1.4
Finance	104	6.4	54	7.0
Service industries and business activities	647	9.7	516	8.8
Agriculture, forestry and fishing	26	0.6	23	0.7
Property	63	7.8	64	7.5
Individuals – home mortgages	36	15.5	32	16.4
– other	1,513	6.3	1,277	7.5
Finance leases and instalment credit	88	3.3	122	3.7
Accrued interest	—	0.3		
Total domestic	2,689	55.2	2,286	55.4
Foreign	652	44.8	1,321	44.6
Impaired book provisions	3,341	100.0		100.0
Latent book provisions	543			
Specific provisions			3,607	
General provision			561	
Total provisions	3,884		4,168	

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

	IFRS	
	2005 £m	2004 £m
Domestic		
Manufacturing	40	55
Construction	17	12
Finance	21	19
Service industries and business activities	176	163
Agriculture, forestry and fishing	4	9
Property	25	33
Individuals – home mortgages	4	4
– others	948	516
Finance leases and instalment credit	15	90
Total domestic	1,250	901
Foreign	788	548
Total write-offs*	2,038	1,449

* Excludes amounts written-off in respect of banks of £2 million (2004 – nil).

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	IFRS	
	2005 £m	2004 £m
Domestic		
Manufacturing	1	1
Construction	1	—
Finance	—	2
Service industries and business activities	2	1
Property	2	—
Individuals – home mortgages	—	1
– others	84	78
Finance leases and instalment credit	7	2
Total domestic	97	85
Foreign	75	59
Total recoveries	172	144


section
04
Additional information

Risk elements in lending and potential problem loans

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The following table shows the estimated amount of loans that would be reported using the SEC's classifications. The figures are stated before deducting the value of security held or related provisions.

IAS 39 requires interest to be recognised on a financial asset (or a group of financial assets) after impairment at the rate of interest used to discount recoveries when measuring the impairment loss. Thus, interest on impaired financial assets is credited to profit or loss as the discount on expected recoveries unwinds. Despite this, such assets are not considered performing. All loans that have an impairment provision are classified as non-accrual. This is a change from past practice where certain loans with provisions were classified as past due 90 days or potential problem loans (and interest accrued on them).

	IFRS	
	2005 £m	2004 £m
Loans accounted for on a non-accrual basis (2):		
Domestic	4,977	3,658
Foreign	949	1,075
Total	5,926	4,733
Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):		
Domestic	2	634
Foreign	7	79
Total	9	713
Loans not included above which are classified as 'troubled debt restructurings' by the SEC:		
Domestic	2	14
Foreign	—	10
Total	2	24
Total risk elements in lending	5,937	5,470
Potential problem loans (4)		
Domestic	14	173
Foreign	5	107
Total potential problem loans	19	280
Closing provisions for impairment as a % of total risk elements in lending	65%	76%
Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	65%	72%
Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.60%	1.83%

Notes:

(1) For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2) All loans against which an impairment provision is held are reported in the non-accrual category.

(3) Loans where an impairment event has taken place but no impairment recognised. This category is used for over-collateralised non-revolving credit facilities.

(4) Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

	IFRS	
	2005 £m	2004 £m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans		
Domestic	334	235
Foreign	62	58
	396	293
Interest on non-accrual and restructured loans included in net interest income		
Domestic	130	58
Foreign	14	7
	144	65

Analysis of deposits – product analysis

The following table shows the distribution of the Group's deposits by type and geographical area:

	IFRS 2005 £m	2004 £m
UK		
Domestic:		
Demand deposits – interest-free	28,833	22,307
– interest-bearing	91,564	72,938
Time deposits – savings	27,091	21,012
– other	73,097	76,995
Overseas residents:		
Demand deposits – interest-free	396	387
– interest-bearing	26,663	16,965
Time deposits – savings	1,108	1,209
– other	53,997	52,629
Total UK offices (1)	302,749	264,442
Overseas		
Demand deposits – interest-free	13,248	10,371
– interest-bearing	17,886	12,975
Time deposits – savings	21,691	21,153
– other	97,700	74,257
Total overseas offices (see below)	150,525	118,756
Total deposits	453,274	383,198
Held for trading	66,712	
Fair value through profit or loss	3,683	
Amortised cost	382,879	
Banking business		302,383
Trading business		80,815
Total deposits	453,274	383,198
Overseas		
US	120,405	86,677
Rest of the World	30,120	32,079
Total overseas	150,525	118,756

Note:

(1) Presentation of product analysis data has been refined and 2004 has been restated onto a basis consistent with 2005.


section
04
Additional information

Short term borrowings

	IFRS 2005 £m	2004 £m
Commercial paper		
Outstanding at year end	14,110	8,391
Maximum outstanding at any month end during the year	16,853	8,391
Approximate average amount during the year	15,329	7,450
Approximate weighted average interest rate during the year	3.7%	1.9%
Approximate weighted average interest rate at year end	4.2%	2.6%
Other short term borrowings		
Outstanding at year end	105,483	95,381
Maximum outstanding at any month end during the year	117,913	96,356
Approximate average amount during the year	100,681	85,496
Approximate weighted average interest rate during the year	3.4%	2.9%
Approximate weighted average interest rate at year end	3.5%	3.1%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. 'Other short-term borrowings' consist principally of borrowings in the money markets included within 'Deposits by banks' and 'Customer accounts' in the accounts, and generally have original maturities of one year or less.

Certificates of deposit and other time deposits

The following table shows details of the Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	2005 Total £m
UK based companies and branches					
Certificates of deposit	18,911	2,009	2,528	—	23,448
Other time deposits	64,819	3,679	2,113	3,696	74,307
Overseas based companies and branches					
Certificates of deposit	4,841	956	747	—	6,544
Other time deposits	61,126	4,553	3,114	10,385	79,178
Total	149,697	11,197	8,502	14,081	183,477

Amounts in accordance with US GAAP

	2005 $m	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Net income available for ordinary shareholders (1)	7,692	4,475	3,909	2,564	3,108	2,062
Shareholders' equity (1)	69,146	40,229	36,191	31,665	28,177	29,088
Total assets (1)	1,203,823	700,386	631,100	488,046	430,573	386,696

Other financial data based upon US GAAP:	2005	2004	2003	2002	2001
Basic earnings per ordinary share – pence	140.6	126.7	87.5	107.9	74.7
Diluted earnings per ordinary share – pence (2)	140.0	125.9	86.8	106.3	73.2
Dividends per ordinary share – pence	60.6	52.5	45.6	39.7	34.5
Dividend payout ratio	43.1%	40.6%	51.9%	36.7%	45.7%
Return on average total assets (3)	0.64%	0.70%	0.55%	0.75%	0.57%
Return on average ordinary shareholders' equity (4)	13.4%	13.2%	9.5%	12.1%	8.8%
Average shareholders' equity as a percentage of average total assets	5.4%	6.3%	6.5%	7.3%	7.7%
Ratio of earnings to combined fixed charges and preference share dividends (5)					
– including interest on deposits	1.57	1.73	1.98	1.97	1.51
– excluding interest on deposits	5.31	6.34	7.24	6.49	4.63
Ratio of earnings to combined fixed charges only (5)					
– including interest on deposits	1.58	1.79	2.07	2.07	1.59
– excluding interest on deposits	5.71	8.28	9.96	9.03	6.98

Notes:

(1) The dollar information included above has been converted from sterling at a rate of US$1.7188, the Noon Buying Rate on 30 December 2005.

(2) All convertible preference shares have a dilutive effect in the current year and as such have been included in the computation of diluted earnings per share. In prior years their effect was anti-dilutive.

(3) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(4) Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.

(5) For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Amounts in accordance with UK GAAP

Summary consolidated profit and loss account – UK GAAP	2004 £m	2003 £m	2002 £m	2001 £m
Net interest income	9,208	8,301	7,849	6,846
Non-interest income	13,546	10,980	9,167	7,712
Total income	22,754	19,281	17,016	14,558
Operating expenses excluding goodwill amortisation (1)	9,931	8,753	8,738	7,716
Goodwill amortisation	915	763	731	651
General insurance claims (net)	3,480	2,195	1,350	948
Profit before provisions	8,428	7,570	6,197	5,243
Provisions for bad and doubtful debts	1,428	1,461	1,286	984
Amounts written off fixed asset investments	83	33	59	7
Profit on ordinary activities before tax	6,917	6,076	4,852	4,252
Tax on profit on ordinary activities	2,155	1,888	1,582	1,537
Profit on ordinary activities after tax	4,762	4,188	3,270	2,715
Minority interests (including non-equity)	250	210	133	90
Preference dividends – non-equity	256	261	305	358
	4,256	3,717	2,832	2,267
Additional Value Shares dividend – non-equity	—	1,463	798	399
Profit attributable to ordinary shareholders	4,256	2,254	2,034	1,868

Notes:

(1) Includes integration expenditure of £269 million for the year ended 31 December 2004 (2003 – £229 million; 2002 – £957 million; 2001 – £875 million).

Summary consolidated balance sheet – UK GAAP	2004 £m	2003 £m	2002 £m	2001 £m
Loans and advances to banks (net of provisions)	58,260	51,891	44,296	38,513
Loans and advances to customers (net of provisions)	345,469	252,531	223,324	190,492
Debt securities and equity shares	94,171	82,249	68,928	65,597
Intangible fixed assets	17,576	13,131	12,697	13,325
Other assets	67,991	54,626	61,793	60,932
Total assets	583,467	454,428	411,038	368,859
Called up share capital	822	769	754	893
Share premium account	12,964	8,175	7,608	7,465
Other reserves	10,856	11,307	11,922	12,354
Profit and loss account	7,223	5,847	4,787	5,956
Shareholders' funds	31,865	26,098	25,071	26,668
Minority interests	3,829	2,713	1,839	585
Subordinated liabilities	20,366	16,998	13,965	12,530
Total capital resources	56,060	45,809	40,875	39,783
Deposits by banks	99,081	67,323	54,720	40,038
Customer accounts	285,062	236,963	219,161	198,995
Debt securities in issue	58,960	41,016	33,938	30,669
Other liabilities	84,304	63,317	62,344	59,374
Total liabilities	583,467	454,428	411,038	368,859

Other financial data based upon UK GAAP	2004	2003	2002	2001
Earnings per ordinary share – pence	138.0	76.9	70.6	67.6
Diluted earnings per ordinary share – pence (1)	136.9	76.3	69.6	66.3
Adjusted earnings per ordinary share – pence	172.5	157.2	146.3	127.9
Dividends per ordinary share – pence	58.0	50.3	43.7	38.0
Dividend payout ratio	43.2%	66.1%	62.3%	58.1%
Share price per ordinary share at period end – £	17.52	16.46	14.88	16.72
Market capitalisation at period end – £bn	55.6	48.8	43.2	47.8
Net asset value per ordinary share – £	8.62	7.82	7.43	7.79
Return on average total assets (2)	0.82%	0.51%	0.52%	0.53%
Return on average equity shareholders' funds (3)	16.0%	9.8%	8.8%	8.9%
Adjusted return on average equity shareholders' funds (4)	20.1%	20.1%	18.3%	16.8%
Average shareholders' equity as a percentage of average total assets	5.7%	5.9%	6.8%	7.2%
Risk asset ratio – Tier 1	7.0%	7.4%	7.3%	7.1%
– Total	11.7%	11.8%	11.7%	11.5%
Ratio of earnings to combined fixed charges and preference share dividends (5)				
– including interest on deposits	1.84	1.95	1.74	1.49
– excluding interest on deposits	7.09	7.08	5.20	4.45
Ratio of earnings to fixed charges only (5)				
– including interest on deposits	1.90	2.04	1.83	1.55
– excluding interest on deposits	9.26	9.73	7.24	6.52

Notes:

(1) Convertible preference shares have not been included in the computation of diluted earnings per share as their effect was anti-dilutive.

(2) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(3) Return on average equity shareholders' funds represents profit attributable to ordinary shareholders expressed as a percentage of average equity shareholders' funds.

(4) Adjusted return on average equity shareholders' funds represents profit attributable to ordinary shareholders before integration costs, goodwill amortisation and the AVS dividend, in 2003, 2002 and 2001 expressed as a percentage of average equity shareholders' funds.

(5) For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Amounts in accordance with UK GAAP

Analysis of loans and advances to customers

The following table analyses loans and advances to customers before provisions by geographical area and type of customer.

	UK GAAP			
	2004 £m	2003 £m	2002 £m	2001 £m
UK				
Central and local government	1,866	1,217	1,521	706
Manufacturing	6,292	6,384	7,386	7,401
Construction	5,024	3,960	3,468	3,018
Finance	25,157	18,948	12,396	8,517
Service industries and business activities	30,850	29,290	26,022	25,033
Agriculture, forestry and fishing	2,480	2,562	2,463	2,391
Property	26,445	19,670	15,939	12,274
Individuals – home mortgages	57,529	48,117	42,101	36,976
– other	27,863	25,526	22,255	20,076
Finance leases and instalment credit	13,083	11,703	11,723	11,258
Total domestic	196,589	167,377	145,274	127,650
Overseas residents	44,053	27,168	23,657	24,164
Total UK offices	240,642	194,545	168,931	151,814
Overseas				
US	74,045	40,373	41,008	29,230
Rest of the World	35,004	21,535	17,305	13,093
Total overseas offices	109,049	61,908	58,313	42,323
Loans and advances to customers – gross	349,691	256,453	227,244	194,137
Provisions for bad and doubtful debts	(4,222)	(3,922)	(3,920)	(3,645)
Loans and advances to customers – net	345,469	252,531	223,324	190,492
Fixed rate	100,729	81,918	80,326	62,282
Variable rate	248,962	174,535	146,918	131,855
Loans and advances to customers – gross	349,691	256,453	227,244	194,137

Cross border exposures

The table below sets out the Group's cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £583.8 billion at 31 December 2004 (2003 – £455.0 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	UK GAAP	
	2004 £m	2003 £m
United States	28,795	14,618
Germany	14,050	15,073
France	9,604	7,524
Netherlands	8,871	6,830
Cayman Islands	7,258	6,666
Spain	5,249	3,421
Japan	4,610	4,141

Provisions for bad and doubtful debts

The following table shows the elements of provisions for bad and doubtful debts under UK GAAP.

	UK GAAP			
	2004 £m	2003 £m	2002 £m	2001 £m
Provisions at the beginning of the year				
Domestic	2,452	2,581	2,467	2,370
Foreign	1,477	1,346	1,186	783
	3,929	3,927	3,653	3,153
Currency translation and other adjustments				
Domestic	(8)	(2)	(4)	4
Foreign	(90)	(60)	(58)	13
	(98)	(62)	(62)	17
Acquisitions of businesses				
Domestic	2	—	11	83
Foreign	288	50	12	171
	290	50	23	254
Amounts written-off				
Domestic	(920)	(1,097)	(743)	(645)
Foreign	(548)	(422)	(293)	(190)
	(1,468)	(1,519)	(1,036)	(835)
Recoveries of amounts written-off in previous years				
Domestic	88	38	37	54
Foreign	59	34	26	26
	147	72	63	80
Charged to profit and loss account				
Domestic	986	932	813	601
Foreign	442	529	473	383
	1,428	1,461	1,286	984
Provisions at the end of the year (1)				
Domestic	2,600	2,452	2,581	2,467
Foreign	1,628	1,477	1,346	1,186
	4,228	3,929	3,927	3,653
Gross loans and advances to customers				
Domestic	196,589	167,377	145,274	127,650
Foreign	153,102	89,076	81,970	66,487
	349,691	256,453	227,244	194,137
Closing customer provisions as a % of gross loans and advances to customers (2)				
Domestic	1.32%	1.46%	1.78%	1.93%
Foreign	1.06%	1.65%	1.63%	1.77%
Total	1.21%	1.53%	1.72%	1.88%
Customer charge against profit as a % of gross loans and advances to customers				
Domestic	0.50%	0.56%	0.56%	0.47%
Foreign	0.29%	0.59%	0.58%	0.58%
Total	0.41%	0.57%	0.57%	0.51%

Notes:

(1) Includes closing provisions against loans and advances to banks of £6 million in 2004 (2003 – £7 million; 2002 – £7 million; 2001 – £8 million).

(2) Closing customer provisions exclude closing provisions against loans and advances to banks.

Provisions for bad and doubtful debts *(continued)*

The following table presents additional information with respect to the provisions for bad and doubtful debts under UK GAAP.

	UK GAAP 2004 £m	2003 £m	2002 £m	2001 £m
Loans and advances to customers (gross)	349,691	256,453	227,244	194,137
Provisions at end of year:				
Specific provisions – customers	3,648	3,356	3,323	3,031
– banks	6	7	7	8
General provision	574	566	597	614
	4,228	3,929	3,927	3,653
Customer provision at end of year as % of loans and advances to customers at end of year:				
Specific provisions	1.04%	1.31%	1.46%	1.56%
General provision	0.17%	0.22%	0.26%	0.32%
	1.21%	1.53%	1.72%	1.88%
Average loans and advances to customers (gross)	298,150	245,798	211,206	181,584
As a % of average loans and advances to customers during the year:				
Total customer provisions charged to profit and loss	0.48%	0.59%	0.61%	0.54%
Amounts written-off (net of recoveries) – customers	0.44%	0.59%	0.46%	0.42%

Analysis of closing provisions for bad and doubtful debts

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	UK GAAP 2004		2003		2002		2001	
	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %
Domestic								
Central and local government	—	0.5	—	0.5	—	0.6	—	0.4
Manufacturing	127	1.8	156	2.5	205	3.2	209	3.8
Construction	71	1.4	56	1.5	65	1.5	72	1.6
Finance	54	7.2	34	7.4	71	5.5	73	4.4
Service industries and business activities	516	8.8	599	11.4	699	11.5	627	12.9
Agriculture, forestry and fishing	23	0.7	20	1.0	29	1.1	31	1.2
Property	64	7.6	58	7.7	40	7.0	39	6.3
Individuals – home mortgages	32	16.5	35	18.8	60	18.5	53	19.1
– other	1,318	8.0	1,003	9.9	855	9.8	855	10.3
Finance leases and instalment credit	122	3.7	136	4.6	208	5.2	164	5.8
Total domestic	2,327	56.2	2,097	65.3	2,232	63.9	2,123	65.8
Foreign	1,321	43.8	1,259	34.7	1,091	36.1	908	34.2
Specific provisions	3,648	100.0	3,356	100.0	3,323	100.0	3,031	100.0
General provision	574		566		597		614	
Total provisions	4,222		3,922		3,920		3,645	

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

	UK GAAP			
	2004 £m	2003 £m	2002 £m	2001 £m
Domestic				
Manufacturing	55	99	111	61
Construction	12	22	18	19
Finance	19	54	35	8
Service industries and business activities	163	393	180	176
Agriculture, forestry and fishing	9	4	10	5
Property	33	6	9	14
Individuals – home mortgages	4	2	2	3
– others	535	357	333	297
Finance leases and instalment credit	90	160	45	62
Total domestic	920	1,097	743	645
Foreign	548	422	293	190
Total write-offs*	1,468	1,519	1,036	835

* Includes amounts written-off in respect of banks of nil in 2004 (2003 – nil; 2002 – £1 million; 2001 – £6 million).

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	UK GAAP			
	2004 £m	2003 £m	2002 £m	2001 £m
Domestic				
Manufacturing	1	—	1	2
Construction	—	—	—	1
Finance	2	—	—	1
Service industries and business activities	1	3	1	5
Property	—	—	1	1
Individuals – home mortgages	1	—	—	—
– others	81	26	27	41
Finance leases and instalment credit	2	9	7	3
Total domestic	88	38	37	54
Foreign	59	34	26	26
Total recoveries	147	72	63	80


section
04
Additional information

Risk elements in lending and potential problem loans

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The following table shows the estimated amount of loans that would be reported using the SEC's classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

	UK GAAP			
	2004 £m	2003 £m	2002 £m	2001 £m
Loans accounted for on a non-accrual basis[3]:				
Domestic	3,705	3,221	3,077	2,829
Foreign	1,075	1,211	1,098	737
Total	4,780	4,432	4,175	3,566
Accruing loans which are contractually overdue 90 days *or more as to principal or interest*[4]:				
Domestic	646	561	363	643
Foreign	79	81	129	142
Total	725	642	492	785
Loans not included above which are classified as 'troubled debt restructurings' by the SEC:				
Domestic	14	53	144	26
Foreign	10	30	60	116
Total	24	83	204	142
Total risk elements in lending	5,529	5,157	4,871	4,493
Potential problem loans[5]				
Domestic	173	492	639	801
Foreign	107	99	544	279
Total potential problem loans	280	591	1,183	1,080
Closing provisions for bad and doubtful debts as a % of total risk elements in lending	76%	76%	80%	81%
Closing provisions for bad and doubtful debts as a % of total risk elements in lending and potential problem loans	73%	68%	65%	65%
Risk elements in lending as a % of gross loans and advances to customers excluding reverse repos	1.86%	2.22%	2.37%	2.46%

Notes:

(1) For the analysis above, 'Domestic' consists of the UK domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2) The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group's provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.

(3) The Group's UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.

(4) Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

(5) Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group's provisioning policy for bad and doubtful debts.

	UK GAAP			
	2004 £m	2003 £m	2002 £m	2001 £m
Gross income not recognised but which would have been *recognised under the original terms of non-accrual and restructured loans*				
Domestic	237	237	234	173
Foreign	58	55	73	60
	295	292	307	233
Interest on non-accrual and restructured loans included in net interest income				
Domestic	58	60	47	42
Foreign	7	3	7	14
	65	63	54	56

Analysis of deposits – product analysis

The following table shows the distribution of the Group's deposits by type and geographical area:

	UK GAAP	
	2004 £m	2003 £m
UK		
Domestic:		
Demand deposits – interest-free	22,249	20,567
– interest-bearing	78,178	78,670
Time deposits – savings	18,205	13,238
– other	68,662	57,994
Overseas residents:		
Demand deposits – interest-free	376	830
– interest-bearing	12,740	9,559
Time deposits – savings	836	1,014
– other	64,141	32,531
Total UK offices	265,387	214,403
Overseas		
Demand deposits – interest-free	10,371	7,937
– interest-bearing	12,975	7,471
Time deposits – savings	21,153	15,450
– other	74,257	59,025
Total overseas offices (see below)	118,756	89,883
Total deposits	384,143	304,286
Banking business	303,328	251,986
Trading business	80,815	52,300
Total deposits	384,143	304,286
Overseas		
US	86,677	67,019
Rest of the World	32,079	22,864
Total overseas	118,756	89,883

Analysis of deposits – currency analysis

The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies:

	UK GAAP	
	2004 £m	2003 £m
Deposits by banks		
Sterling	18,958	14,574
Other currencies	80,123	52,749
Total deposits by banks	99,081	67,323
Customer accounts		
Sterling	161,636	142,551
Other currencies	123,426	94,412
Total customer accounts	285,062	236,963
Total deposits	384,143	304,286


Additional information

Short term borrowings

	UK GAAP	
	2004 £m	2003 £m
Commercial paper		
Outstanding at year end	8,391	6,968
Maximum outstanding at any month end during the year	8,391	7,032
Approximate average amount during the year	7,450	5,499
Approximate weighted average interest rate during the year	1.9%	1.6%
Approximate weighted average interest rate at year end	2.6%	1.5%
Other short term borrowings		
Outstanding at year end	95,381	84,795
Maximum outstanding at any month end during the year	96,356	94,570
Approximate average amount during the year	85,496	78,004
Approximate weighted average interest rate during the year	2.9%	2.2%
Approximate weighted average interest rate at year end	3.1%	2.0%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. 'Other short-term borrowings' consist principally of borrowings in the money markets included within 'Deposits by banks' and 'Customer accounts' in the accounts, and generally have original maturities of one year or less.

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs' purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

US dollars per £1	January 2006	December 2005	November 2005	October 2005	September 2005	August 2005
Noon Buying Rate						
High	1.7885	1.7740	1.7755	1.7855	1.8420	1.8148
Low	1.7404	1.7188	1.7138	1.7484	1.7620	1.7695

	2005	2004	2003	2002	2001
Noon Buying Rate					
Period end rate	1.7188	1.9160	1.7842	1.6095	1.4543
Average rate for the period (1)	1.8147	1.8356	1.6450	1.5043	1.4396
Consolidation rate (2)					
Period end rate	1.7214	1.9346	1.7857	1.6128	1.4498
Average rate for the period	1.8198	1.8325	1.6354	1.5032	1.4401

Notes:

(1) The average of the Noon Buying Rates on the last business day of each month during the period.

(2) The rates used by the Group for translating US dollars into sterling in the preparation of its financial statements.

(3) On 24 February 2006, the Noon Buying Rate was £1.00 = US$1.7448.

Off-balance sheet arrangements

The Group is involved with several types of off-balance sheet arrangements, including special purpose vehicles, lending commitments and financial guarantees.

Special purpose entities ("SPEs")

SPEs are vehicles set up for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. They constitute a key element of securitisation transactions in which an SPE acquires financial assets funded by the issue of securities. In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to obtain funding. It has established a number of SPEs to act as commercial paper conduits for customers. SPEs are also utilised in its fund management activities to structure investment funds to which the Group provides investment management services.

Commercial paper conduits – the Group has established a number of SPEs that act as multi-seller commercial paper conduits. These allow customers to access liquidity in the commercial paper market by selling assets to the conduit which it finances by issuing commercial paper to third parties. The Group supplies certain services and contingent liquidity support to these vehicles on an arm's length basis as well as programme credit enhancement. These vehicles with total assets of £6,688 million at 31 December 2005 are consolidated under IFRS and US GAAP.

Residential mortgages and credit card securitisations – in the UK and Ireland, the Group has securitised portfolios of residential mortgages and credit card receivables totalling £5,279 million as at 31 December 2005. These assets have been transferred to SPEs funded by the issue of notes to third-party investors. These SPEs are consolidated under IFRS and US GAAP and the securitised assets remain on the Group's balance sheet.

US securitisations – in the US, RBS Greenwich Capital securitises commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. It also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. The majority of proprietary securitisations undertaken by RBS Greenwich Capital result in sales treatment under IFRS and US GAAP. Certain transactions may not result in derecognition of the assets under IFRS or US GAAP: under US GAAP, transactions involving vehicles that are not qualifying special purpose entities and where the Group is the primary beneficiary; under IFRS, those where the Group has retained substantially all the risks and rewards of the assets.

Finance lease receivables – in the US, the Group has financed lease receivables with non-recourse funding from third parties. The transactions are shown gross of third-party financing under IFRS but net under US GAAP.

Further disclosures about the Group's securitisations are given in Note 12 on the accounts.

Lending commitments and other commitments

Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities. Other commitments include documentary credits, which are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities.

Guarantees and other contingent liabilities

The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount. The Group expects most guarantees it provides to expire unused. Other contingent liabilities include those arising from standby letters of credit that support customer debt issues and those relating to customers' trading activities such as performance and customs bonds, warranties and indemnities.

The Group's contingent liabilities and commitments are set out below.

2005	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m
Guarantees and assets pledged as collateral security	1,584	3,916	3,760	2,993	12,253
Other contingent liabilities	3,078	644	677	1,995	6,394
Undrawn formal standby facilities, credit lines and other commitments to lend	132,126	15,077	33,466	22,352	203,021
Other commitments	2,402	865	148	114	3,529
Total	139,190	20,502	38,051	27,454	225,197
2004					
Guarantees and assets pledged as collateral security	3,974	1,729	1,693	2,842	10,438
Other contingent liabilities	3,076	785	293	1,501	5,655
Undrawn formal standby facilities, credit lines and other commitments to lend	118,367	23,045	21,216	16,602	179,230
Other commitments	881	415	6	245	1,547
Total	126,298	25,974	23,408	21,190	196,870

Contractual obligations

The table below summarises the Group's contractual cash obligations by remaining maturity.

2005	Less than 1 year £m	*More than* 1 year but less than 3 years £m	*More than* 3 years but less than 5 years £m	Over 5 years £m	Total £m
Contractual cash obligations					
Dated loan capital	602	1,041	2,971	8,363	12,977
Operating leases	310	591	512	1,700	3,113
Unconditional obligations to purchase goods or services	659	458	148	20	1,285
Total	1,571	2,090	3,631	10,083	17,375
2004					
Contractual cash obligations					
Dated loan capital	371	527	2,863	7,252	11,013
Operating leases	328	597	535	2,246	3,706
Finance leases	17	38	11	126	192
Unconditional obligations to purchase goods or services	733	421	148	152	1,454
Total	1,449	1,583	3,557	9,776	16,365

The tables above do not include undated loan capital. Commitments for the purchase of software at 31 December 2005 were £139 million (2004 – £256 million).

Economic and monetary environment

Monetary policy

The Group's earnings are affected by domestic and global economic conditions. The policies of the UK government, and of governments in other countries in which the Group operates, also have an impact.

The UK government sets an inflation target, which changed in December 2003 from a 2.5% target based on the retail prices index excluding mortgage interest payments to a 2% target based on the consumer prices index, in line with other European countries.

The Bank of England has operational independence in setting the repo rate to achieve the inflation target. The Bank was given independence by the Chancellor of the Exchequer in 1997, with the aim of making monetary policy free from political influence, and therefore more stable and credible. The Bank's Monetary Policy Committee ("MPC") meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. One-off meetings can also be held in exceptional circumstances. In response to the downturn in the global economy and the terrorist attacks, the Bank of England, along with other major central banks around the world, cut rates sharply in 2001. Rates remained at exceptionally low levels throughout 2002, and were reduced again in the first half of 2003, reflecting the uncertain nature of the global and domestic economic circumstances. Signs of recovery in the global economy led the Bank of England to increase rates five times since November 2003, to 4.75%, before interest rates were cut to 4.5% in August 2005.

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but movements in sterling play a role in the MPC's monthly debates.

European Economic and Monetary Union ("EMU")

The European single currency, the euro, came into being on 1 January 1999. The third stage of EMU started on schedule on 1 January 1999. During the course of 1998, it was determined that eleven countries (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) would participate. The UK, along with Denmark, exercised its right to opt out at that stage, and Sweden also determined not to be part of this first wave.

On 31 December 1998, the European Currency Unit (the "ECU") was replaced by the euro on the international currency markets, on a one-for-one basis. The rates for the euro against other international currencies were based upon the official closing rates for the ECU. The bilateral rates for the legacy currencies of the participating states were derived from their rates within the Exchange Rate Mechanism and the closing value of the ECU. These rates, between the legacy currencies and between these currencies and the euro, were fixed as of 1 January 1999. The euro became the formal currency for all eleven then-participating states.

Euro notes and coins were introduced into circulation on 1 January 2002 in accordance with the Maastricht Treaty, which required that legacy currency notes and coins be withdrawn by 30 June 2002. Also on 1 January 1999, the European Central Bank ("ECB") assumed responsibility for the operation of monetary policy throughout the euro zone. The ECB sets one short-term interest rate to cover all twelve countries.

The UK government continues to support EMU entry in principle, but has decided the UK will not adopt the single currency until it is in the UK's economic interests, with a positive referendum vote. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation. An assessment of these five tests took place in June 2003, resulting in the publication of HM Treasury's assessment, the 18 supporting EMU studies, and a third outline National Changeover Plan. While indicating that these five economic tests have yet to be fully met, the government has set out a programme of economic reforms and structural assessments necessary to achieve readiness for entry. The Chancellor made a progress statement in Budget 2004, at which point he decided not to undertake an immediate further assessment of the entry tests.

The Group continues to co-operate with the UK government, and to work within the financial services sector, to develop thinking and plans regarding a range of practical issues that would arise if the UK were to decide to enter EMU. In particular, the Group continues its involvement in discussions as to how a phased transition could be achieved, in order to minimise cost and risk. In addition, due attention is being paid to the implications, for elements of the Group and for customers, of the introduction of euro notes and coins and the withdrawal of sterling.

Uncertainty continues on the likelihood and timing of the euro being introduced in the UK. It is not possible to estimate with any degree of certainty the ultimate cost of making systems and operations fully compliant. Expenditure in the year ended 31 December 2005 in preparation for the possible introduction of the euro in the UK was minimal.

Supervision and regulation

1 United Kingdom

1.1 The regulatory regime applying to the UK financial services industry

The Financial Services and Markets Act 2000 ("FSMA 2000"), containing an integrated legislative framework for regulating most of the UK financial services industry, came into force at the end of 2001. This and subsequent amendments established the Financial Services Authority (the "FSA") as the single statutory regulator responsible for regulating deposit taking, insurance and investment business in the UK.

Under the FSMA 2000, businesses require the FSA's permission to undertake specified types of activities including entering into and carrying out contracts of insurance; managing, dealing in or advising on, investments; accepting deposits; and issuing electronic money ("regulated activities"). The FSA has published detailed regulatory requirements contained in a Handbook of Rules and Guidance.


section
04
Additional information

The FSA's statutory objectives are to maintain confidence in, and to promote public understanding of, the UK financial system; to secure an appropriate degree of consumer protection; and to reduce the scope for financial crime. In achieving these objectives, the FSA must take account of certain "principles of good regulation" which include recognising the responsibilities of authorised firms' own management, facilitating innovation and competition and acting proportionately in imposing burdens on the industry.

1.2 Authorised firms in the Group

As at 31 December 2005, 35 companies in the Group, spanning a range of financial services sectors (banking, insurance and investment business), are authorised and regulated to conduct regulated activities by the FSA. These companies are referred to as 'authorised firms.'

The FSA supervises the banking business of the UK based banks in the Group, including the Royal Bank, NatWest, Coutts & Co, Ulster Bank Limited and Tesco Personal Finance Limited.

General insurance business is principally undertaken by companies in the RBS Insurance division, whilst life assurance business is undertaken by Royal Scottish Assurance plc and National Westminster Life Assurance Limited (with the Group's partner, the AVIVA Group) and Direct Line Life Insurance Company Limited. Investment management business is principally undertaken by companies in the Wealth Management division, including Adam & Co Investment Management Limited and Coutts & Co Investment Management Limited, and in the Corporate Markets division, RBS Asset Management Ltd.

1.3 The FSA's regulatory approach and supervisory standards

The regulatory regime focuses on the risks to the FSA of not meeting its statutory objectives and uses the full range of regulatory tools (including the authorisation of firms, rule-making, supervision, investigation and enforcement) available to the FSA. It is founded on a risk based, integrated approach to regulation.

The FSA can request information from and give directions to, authorised firms. It may also require authorised firms to provide independent reports prepared by professionals. The FSA can exercise indirect control over the holding companies of authorised firms via its statutory powers to object to persons who are, or will become, "controllers" of these firms.

As part of its regulatory approach the FSA carries out regular risk assessments of the firms in the Group and they are subject generally to direct and on-going FSA supervision.

Setting standards for firms

The FSA carries out the prudential supervision and conduct of business regulation of all authorised firms and also regulates the conduct of their business in the UK. Currently, the application of its conduct of business rules to banking business is limited but detailed conduct of business requirements apply to general insurance intermediary activities, mortgage businesses and investment business activities.

Prudential supervision includes monitoring the adequacy of a firm's management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Different prudential requirements have applied to different sectors of the financial services industry. However, the FSA has prepared an Integrated Prudential Sourcebook ("IPSB") aimed at applying a more harmonised and consistent approach to prudential regulation across the whole industry. From 1 January 2005, insurers were the first industry segment to comply with the FSA's new IPSB requirements. Implementation for the remainder of the industry is expected in stages, from 1 January 2005 until 1 January 2008.

Many of the standards relating to the capital which firms must hold to absorb losses arising from risks to its business are determined by EU legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks.

In its supervisory role, the FSA sets requirements relating to matters such as consolidated supervision, capital adequacy, liquidity, large exposures, and the adequacy of accounting procedures and controls. Banks are required to set out their policy on "large exposures" and to inform the FSA of this. The policy must be reviewed annually and any significant departures from policies must be discussed with the FSA. Large exposures must be monitored and controlled.

As regards the insurance industry, the FSA's primary objective is to regulate and supervise the industry so that policyholders have confidence that they have bought appropriate products, and so that UK insurers are able to meet their liabilities and treat customers fairly. The FSA sets requirements relating to "margins of solvency" (i.e. the excess of the value of assets over the amount of liabilities). Companies carrying out insurance business are required to submit regular returns covering reserves and solvency to the FSA.

Firms must also meet standards relating to senior management and internal systems and controls and must comply with rules designed to reduce the scope for firms to be used for money laundering. Revised Joint Money Laundering Steering Group Guidance Notes will come into force approximately mid 2006. The EU has published its draft Third Money Laundering Directive which will supersede the two previous Anti Money Laundering Directives. Implementation is expected in 2007.

Conduct of business standards essentially govern key aspects of firms' relationships with customers, and require the provision of clear and adequate information, the managing of conflicts of interest and the recommending of products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements.

1.4 Focus on customers

An important element in securing an appropriate degree of consumer protection is ensuring that suitable arrangements are made for dealing with customer complaints. Firms are required to establish appropriate internal complaint handling procedures and to report complaints statistics to the FSA. Where an issue cannot be resolved by the parties it may be referred for independent assessment to the Financial Ombudsman Service.

The FSA's high level principles require all regulated firms to treat their customers fairly. The FSA has undertaken a number of industry wide thematic reviews on this issue, and this is expected to continue in 2006. The FSA has indicated that it will include assessment of firms' effectiveness in this area in regular risk assessments of firms.

The Financial Services Compensation Scheme (financed by levies on authorised firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

1.5 Fraud

Towards the end of October 2004, the FSA launched its new policy on combating fraud in the financial services industry – Fighting Fraud in Partnership. The FSA is working on a programme of activities focusing on (i) actions that the FSA will take, (ii) FSA support for work by trade associations and the industry, (iii) creating closer relationships with law enforcement agencies and, (iv) the Government making fraud a higher law enforcement priority and leading the development of a fraud strategy. On 26 October 2005, the Attorney General announced that the Government will carry out a wide ranging review of fraud to consider the scale and costs to the country of fraud. The final report is to be produced by late spring 2006.

1.6 Enforcement

Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. The FSA works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm's authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against authorised firms to address unfair terms in financial services consumer contracts.

1.7 Extension of the FSA's responsibilities

From 31 October 2004, the scope of the FSA's responsibilities was widened to cover the regulation and supervision of mortgage lending and administration and the provision of mortgage advice. Arrangements relating to the sale and administration of general insurance (and certain other insurance) contracts became regulated from 14 January 2005.

1.8 Other relevant UK agencies and Government departments

Consumer credit issues are covered by the Department of Trade and Industry ("DTI") and the Office of Fair Trading ("OFT") and competition issues are dealt with by the OFT.

Changes to consumer credit regulation are being promulgated at both national and EU levels. A number of changes to the UK regime took effect in May 2005, and the Consumer Credit Bill, once enacted in 2006, will make further, more fundamental, changes. Negotiations also continue on a draft EU Consumer Credit Directive, to harmonise core regulatory standards in each EU Member State. The UK regime will need to change again when this Directive is implemented in 2008 or later.

1.9 The European dimension

Much of the regulatory agenda in the UK and other European Member States in which the Group operates continues to be set by the European Union. Legislation comprising the Union's Financial Services Action Plan is nearly complete and implemented, with attention now turning to the policy agenda through to 2010. The Commission wishes to pursue a different approach to policymaking: costed, evidence-based and targeted. Nonetheless, there are some major initiatives already in the pipeline; including a revised Consumer Credit Directive, a directive to establish a Legal Framework for the Euro Payments Area, Solvency II (a revised EU capital framework for insurance companies), and possible legislation on mortgage credit. In addition, the Capital Requirements Directive and Markets in Financial Instruments Directive, both of which apply to the Group are expected to be implemented in the next two years. The Group has been increasingly engaged with EU and national policymakers on all these priority measures, and will aim to maintain this level of involvement.


section
04
Additional
information

2 *United States*

As the ultimate parent of Citizens' subsidiary US banks, the company is a bank holding company within the meaning of, and subject to regulation and supervision under, the US Bank Holding Company Act of 1956, as amended (the 'BHCA'), by the Board of Governors of the Federal Reserve System (the 'Federal Reserve Board'). Under current Federal Reserve Board policy, the company is expected to act as a source of financial strength to its US bank subsidiaries.

The BHCA generally prohibits the company from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires the company to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or bank holding company. With passage of the Gramm-Leach-Bliley Act of 1999 (the "GLBA"), bank holding companies that have met certain eligibility criteria and elected to become 'financial holding companies' are permitted to engage in a significantly expanded set of non-banking activities, including making controlling investments in non-bank business ventures without prior approval from the Federal Reserve Board under the Federal Reserve Board's merchant banking authority. The company elected to become a financial holding company effective in February 2004. In November 2005, the company notified the Federal Reserve Board that it had commenced its merchant banking activities through its US subsidiary, Greenwich Capital Markets, Inc.

The company's US bank and non-bank subsidiaries, and the Royal Bank's US offices, are subject to direct supervision and regulation by various other federal and state authorities. Citizens' state chartered bank subsidiaries are subject to regulation and supervision by state banking authorities and the US Federal Deposit Insurance Corporation, and the Royal Bank's New York branch is supervised by the New York State Banking Department. The company's US insurance agencies are regulated by state insurance authorities. The company's US securities affiliates, including Greenwich Capital Markets Inc., are subject to regulation and supervision by the US Securities and Exchange Commission and various self-regulating organisations. The futures activities of Greenwich Capital Markets, Inc. are also subject to oversight by the US Commodity Futures Trading Commission and the Chicago Board of Trade. Charter One Bank N.A., Citizens Bank NA, and RBS National Bank are regulated and supervised primarily by the US Office of the Comptroller of the Currency.

3 *Regulatory developments for capital and risk management*

The Basel Committee on Banking Supervision, which meets at the Bank of International Settlements in Switzerland, sets the standards for firm's weighted risk asset calculations and associated regulatory capital triggers. This Committee published a revised framework, called Basel 2, in June 2004.

In the EU, the framework became law through the Capital Requirements Directive (EU CRD) and associated changes to national laws or regulatory guidelines (for example the FSA's Integrated Prudential Sourcebook). Within the US, regulators have the flexibility to implement Basel 2 directly, after a Final Notice of Prudential Rulemaking expected later in 2006. Full adoption of these new rules comes into force across the EU on 1 January 2008 and the US on 1 January 2009.

Application of Basel 2 differs between jurisdictions. The EU is applying Basel 2 to all banks and investment firms. The US is taking a different approach, mandating that their largest internationally active banks use the 'Advanced' approaches for credit and operational risk calculations; other banks can either remain on Basel 1 (or a modified version thereof, called Basel 1a) or 'opt-into' Basel 2. Our US subsidiary, Citizens, currently falls outside the group of mandated Basel 2 banks for the purposes of US regulation.

Basel 2, based around three Pillars, presents a fundamental change to the current capital adequacy regime and will have wide ranging consequences for the banking industry as a whole. RBS is making good progress in satisfying the requirements for credit, market and operational risk which, together, represent the minimum capital standards (Pillar 1). Work on the other Pillars of Basel 2, supervisory review (Pillar 2) and market disclosures (Pillar 3) are also progressing as the standards are emerging from the regulatory authorities.

Description of property and equipment

The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2005, the Royal Bank and NatWest had 643 and 1,631 retail branches, respectively, in the UK. Ulster Bank and First Active had a network of 272 branches in Northern Ireland and the Republic of Ireland. Citizens had 1,635 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group's principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2005 was £1,275 million (2004 – £1,578 million).

Major shareholders

Details of major shareholders of the company's ordinary and preference shares are given on page 111.

With the exception of Banco Santander Central Hispano S.A. which sold (i) 79 million shares representing 2.5% of the company's ordinary share capital on 9 September 2004 and (ii) 82 million shares representing 2.5% of the company's ordinary share capital on 27 January 2005, there have been no significant changes in the percentage ownership of major shareholders of the company's ordinary and preference shares during the three years ended 27 February 2006. All shareholders within a class of the company's shares have the same voting rights. The company is not directly or indirectly owned or controlled by another corporation or any foreign government.

At 27 February 2006, the directors of the company had options to purchase a total of 1,583,566 ordinary shares of the company.

As at 31 December 2005, almost all of the company's US$ denominated preference shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.





Contents

Financial calendar

Annual General Meeting	28 April 2006 at 2.00 pm, Edinburgh International Conference Centre, The Exchange, Morrison Street, Edinburgh
Interim results	4 August 2006
Dividends	
Payment dates:	
Ordinary shares (2005 Final)	9 June 2006
Ordinary shares (2006 Interim)	October 2006
Cumulative preference shares	31 May and 29 December 2006
Non-cumulative dollar preference shares	31 March, 30 June, 29 September and 29 December 2006
Ex-dividend dates:	
Ordinary shares (2005 Final)	8 March 2006
Cumulative preference shares	3 May 2006
Record dates:	
Ordinary shares (2005 Final)	10 March 2006
Cumulative preference shares	5 May 2006

Shareholder enquiries

Shareholdings in the company may be checked by visiting our website (www.rbs.com/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Braille and audio Annual Review and Summary Financial Statement

Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on 0870 702 0135.

ShareGift

The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate unwanted shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation,
46 Grosvenor Street, London W1K 3HN
Tel: 020 7337 0501
www.ShareGift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from HM Revenue & Customs.

Capital gains tax

For shareholders who held RBS ordinary shares at 31 March 1982, the market value of one ordinary share held was 103p. After adjusting for the 1 March 1985 rights issue, the 1 September 1989 capitalisation issue and the bonus issue of Additional Value Shares on 12 July 2000, the adjusted 31 March 1982 base value of one ordinary share held currently is 46.1p.

For shareholders who held NatWest ordinary shares at 31 March 1982, the market value of one ordinary share held was 85.16p for shareholders who accepted the basic terms of the RBS offer. This takes account of the August 1984 and June 1986 rights issues and the June 1989 bonus issue of NatWest ordinary shares as well as the subsequent issue of Additional Value Shares.

When disposing of shares, shareholders are also entitled to indexation allowance (to April 1998 only in the case of individuals and non-corporate holders), which is calculated on the 31 March 1982 value, on the cost of subsequent purchases from the date of purchase and on the subscription for rights from the date of that payment. Further adjustments must be made where a shareholder has chosen to receive shares instead of cash for dividends. Individuals and non-corporate shareholders may also be entitled to some taper relief to reduce the amount of any chargeable gain on disposal of shares.

The information set out above is intended as a general guide only and is based on current United Kingdom legislation and HM Revenue & Customs practice as at this date. This information deals only with the position of individual shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. It does not deal with the position of shareholders other than individual shareholders, shareholders who are resident outside the United Kingdom for tax purposes or certain types of shareholders, such as dealers in securities.

Analyses of ordinary shareholders at 31 December 2005

	shareholdings	millions	% of total
Individuals	168,687	233.5	7.3
Banks and nominee companies	19,832	2,882.5	90.2
Investment trusts	162	0.7	—
Insurance companies	325	1.8	0.1
Other companies	2,531	65.4	2.0
Pension trusts	46	8.2	0.3
Other corporate bodies	102	4.4	0.1
	191,685	3,196.5	100.0
Range of shareholdings:			
1–1,000	128,045	43.7	1.4
1,001–10,000	58,577	158.6	5.0
10,001–100,000	3,738	93.1	2.9
100,001–1,000,000	929	301.4	9.4
1,000,001–10,000,000	341	951.8	29.8
10,000,001 and over	55	1,647.9	51.5
	191,685	3,196.5	100.0

Trading market

On 13 September 1995, 16 October 1996, 26 March 1997, 12 February 1998, 8 February 1999, 30 July 1999, 30 September 1999, 12 June 2001, 30 September 2004, 26 August 2004, 19 May 2005 and 9 November 2005 the company issued the following American Depositary Shares ("ADSs") in the United States:

7,000,000 Series D ("Series D ADSs") representing 7,000,000 non-cumulative dollar preference shares, Series D;
8,000,000 Series E ("Series E ADSs") representing 8,000,000 non-cumulative dollar preference shares, Series E;
8,000,000 Series F ("Series F ADSs") representing 8,000,000 non-cumulative dollar preference shares, Series F;
10,000,000 Series G ("Series G ADSs") representing 10,000,000 non-cumulative dollar preference shares, Series G;
12,000,000 Series H ("Series H ADSs") representing 12,000,000 non-cumulative dollar preference shares, Series H;
12,000,000 Series I ("Series I ADSs") representing 12,000,000 non-cumulative dollar preference shares, Series I;
9,000,000 Series J ("Series J ADSs") representing 9,000,000 non-cumulative dollar preference shares, Series J;
16,000,000 Series K ("Series K ADSs") representing 16,000,000 non-cumulative dollar preference shares, Series K;
34,000,000 Series L ("Series L ADSs") representing 34,000,000 non-cumulative dollar preference shares, Series L;
37,000,000 Series M ("Series M ADSs") representing 37,000,000 non-cumulative dollar preference shares, Series M;
40,000,000 Series N ("Series N ADSs") representing 40,000,000 non-cumulative dollar preference shares, Series N; and
22,000,000 Series P ("Series P ADSs") representing 22,000,000 non-cumulative dollar preference shares, Series P.

Each of the respective ADSs represents the right to receive one corresponding preference share, and is evidenced by an American Depositary Receipt ("ADR") and is listed on the New York Stock Exchange ("NYSE").

The ADRs evidencing the ADSs above were issued pursuant to Deposit Agreements, among the company, The Bank of New York, as depository, and all holders from time-to-time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

On 28 November 2005, the company redeemed the 9 million Series J non-cumulative preference shares of US$0.01 each. The company has given notice that it will, on 6 March 2006, redeem the 7 million Series D and the 12 million Series I, non-cumulative preference shares of US$0.01.

At 31 December 2005, there were 216 registered shareholders of Series D ADSs, 114 registered shareholders of Series E ADSs, 133 registered shareholders of Series F ADSs, 83 registered shareholders of Series G ADSs, 82 registered shareholders of Series H ADSs, 112 registered shareholders of Series I ADSs, 62 registered shareholders of Series K ADSs, 28 registered shareholders of Series L ADSs, 1 registered shareholder of Series M ADSs, 43 registered shareholders of series N ADSs and 55 registered shareholders of Series P ADSs.

On 29 March 1994 and 23 June 2003, respectively, the company issued 8,000,000 Exchangeable Capital Securities ("X-CAPs"), Series A and 34,000,000 Exchangeable Capital Securities, Series B, each in connection with a public offering in the United States. On 30 September 2004, all of the outstanding Series B X-CAPs were exchanged into 34,000,000 non-cumulative dollar preference shares, Series L. On 31 December 2005, all of the outstanding Series A X-CAPS were redeemed.

On 20 August 2001, the company issued US$1.2 billion of perpetual regulatory tier one securities ('PROs') in connection with a public offering in the United States.

The ADSs and the PRO's are listed on the NYSE.

The following table shows the high and low sales prices for each of the outstanding ADSs and PROs for the periods indicated, as reported on the NYSE composite tape:

Figures in US$		Series D ADSs	Series E ADSs	Series F ADSs	Series G ADSs	Series H ADSs	Series I ADSs	Series K ADSs	Series L ADSs	Series M ADSs	Series N ADSs	Series P ADSs	PROs[1]
By month													
January 2006	High	26.25	26.38	27.25	25.67	25.52	25.85	25.75	23.90	25.58	25.50	25.35	122.23
	Low	25.66	25.73	26.63	25.35	25.25	25.31	25.45	23.09	25.38	25.13	24.95	119.70
December 2005	High	26.25	26.76	27.83	25.92	25.67	26.05	25.95	23.56	25.50	25.29	25.30	121.96
	Low	25.37	25.75	26.75	25.28	25.20	25.35	25.30	22.90	25.12	24.97	24.90	118.77
November 2005	High	26.20	26.27	27.05	26.00	25.91	25.80	26.05	23.31	25.28	25.13	25.50	120.47
	Low	25.41	25.80	26.21	25.45	25.50	25.49	25.57	22.67	24.80	24.70	24.60	116.70
October 2005	High	26.26	26.41	26.96	25.94	25.66	26.09	25.92	24.19	25.42	25.45	—	121.87
	Low	25.38	26.10	26.02	25.54	25.50	25.56	25.73	22.90	24.77	24.92	—	117.23
September 2005	High	26.70	26.90	27.30	26.00	25.80	26.30	26.37	24.74	26.29	26.23	—	127.58
	Low	25.56	26.10	26.50	25.58	25.36	25.62	25.59	23.95	25.37	25.33	—	121.31
August 2005	High	26.88	27.00	27.45	25.94	25.93	26.35	26.32	24.90	26.30	26.20	—	127.04
	Low	25.87	26.50	26.80	25.70	25.62	25.74	26.04	24.43	25.93	25.52	—	122.60
By quarter													
2005: Fourth quarter	High	26.26	26.76	27.83	26.00	25.91	26.09	26.05	24.19	25.50	25.45	25.50	121.96
	Low	25.37	25.75	26.02	25.28	25.20	25.35	25.30	22.67	24.77	24.70	24.60	116.70
2005: Third quarter	High	26.88	27.00	27.45	26.00	25.96	26.35	26.37	24.90	26.30	26.23	—	127.58
	Low	25.56	26.10	26.50	25.51	25.36	25.62	25.59	23.95	25.37	25.33	—	121.31
2005: Second quarter	High	26.24	27.05	27.30	25.80	26.19	26.08	26.53	24.40	25.97	25.38	—	128.54
	Low	25.62	26.30	26.27	25.37	25.30	25.45	25.75	23.76	25.30	25.00	—	121.46
2005: First quarter	High	26.75	27.50	28.00	25.97	25.79	25.96	26.84	24.99	26.75	—	—	129.57
	Low	25.60	26.11	26.26	25.30	25.26	25.33	25.82	23.31	25.01	—	—	120.03
2004: Fourth quarter	High	26.96	28.35	27.90	25.92	25.87	26.00	27.18	24.68	26.16	—	—	122.52
	Low	25.89	27.00	27.16	25.30	25.30	25.30	26.32	23.51	25.21	—	—	117.44
2004: Third quarter	High	27.45	28.38	28.15	25.75	25.62	25.79	27.30	—	25.35	—	—	121.77
	Low	26.08	26.65	26.65	25.12	24.95	25.20	26.30	—	25.13	—	—	112.21
2004: Second quarter	High	27.22	29.00	28.10	25.65	25.41	26.00	27.97	—	—	—	—	122.11
	Low	25.84	25.90	25.65	24.20	24.45	25.14	25.70	—	—	—	—	110.58
2004: First quarter	High	27.90	29.00	28.45	25.90	25.67	26.25	28.00	—	—	—	—	125.14
	Low	26.96	27.99	27.65	25.30	25.15	25.70	27.21	—	—	—	—	116.87
By year													
2005	High	26.88	27.50	28.00	26.00	26.19	26.35	26.84	24.99	26.75	26.23	25.50	129.57
	Low	25.37	25.75	26.02	25.28	25.20	25.33	25.30	22.67	24.77	24.70	24.60	116.70
2004	High	27.90	29.00	28.45	25.92	25.87	26.25	28.00	24.68	26.16	—	—	125.14
	Low	25.84	25.90	25.65	24.20	24.45	25.14	25.70	23.51	25.13	—	—	110.58
2003	High	29.00	29.20	29.05	26.00	26.40	27.40	28.20	—	—	—	—	130.78
	Low	26.76	27.01	27.03	25.00	25.10	25.65	26.05	—	—	—	—	111.06
2002	High	27.77	28.20	28.00	25.73	26.05	27.08	27.30	—	—	—	—	116.36
	Low	25.74	25.53	25.15	24.46	24.27	24.50	24.79	—	—	—	—	100.07
2001	High	27.99	27.94	27.20	25.86	27.15	27.00	26.95	—	—	—	—	106.44
	Low	25.38	25.25	24.31	22.94	22.75	24.63	22.17	—	—	—	—	96.58

Notes:

(1) Price quoted as a % of US$1,000 nominal.

Dividend history

Preference and other non-equity dividends

Amount per share	2005 Subordinated liabilities $	2005 Subordinated liabilities £	2005 Equity $	2005 Equity £	2004 £	2003 £	2002 £	2001 £
Non-cumulative preference shares of US$0.01								
– Series B (1)	—	—			—	0.13	1.65	1.73
– Series C (1)	—	—			—	0.11	1.40	1.47
– Series D	2.05	1.13			1.11	1.23	1.34	1.41
– Series E	2.03	1.12			1.10	1.21	1.32	1.40
– Series F	1.91	1.06			1.04	1.15	1.25	1.31
– Series G	1.85	1.02			1.00	1.11	1.21	1.27
– Series H	1.81	1.00			0.98	1.09	1.18	1.24
– Series I	2.00	1.10			1.08	1.20	1.31	1.38
– Series J (2)	1.94	1.06			1.15	1.27	1.39	1.46
– Series K	1.97	1.09			1.07	1.18	1.29	0.74
– Series L	1.44	0.79			0.19	—	—	—
– Series M			1.60	0.88	0.30	—	—	—
– Series N			0.97	0.55	—	—	—	—
– Series P			0.22	0.13	—	—	—	—
Non-cumulative convertible preference shares of US$0.01								
– Series 1	91.18	50.33			49.05	54.89	59.15	62.70
– Series 2 (3)	22.04	11.60			47.43	53.08	57.20	60.63
– Series 3 (4)	78.16	43.03			41.74	45.57	49.81	53.74
Non-cumulative convertible preference shares of €0.01								
– Series 1 (3)	19.83	11.54			44.19	49.58	44.45	41.34
Non-cumulative preference shares of €0.01								
– Series 1			70.72	41.14	3.45	—	—	—
– Series 2			—	—	—	—	—	—
Non-cumulative convertible preference shares of £0.01								
– Series 1	126.97	73.87			73.87	73.87	73.87	73.87
Non-cumulative convertible preference shares of £0.25	—	—			—	—	—	0.08
Additional Value Shares of £0.01	—	—			—	0.55	0.30	0.15

Ordinary dividends

Amount per share	2005 cents	2005 pence	2004 pence	2003 pence	2002 pence	2001 pence
Interim	33.3	19.4	16.8	14.6	12.7	11.0
Final (5)	91.3	53.1	41.2	35.7	31.0	27.0
Total dividends on equity shares	124.6	72.5	58.0	50.3	43.7	38.0

Notes:

(1) Redeemed on 30 January 2003.

(2) Redeemed on 28 November 2005.

(3) Redeemed on 31 March 2005.

(4) Redeemed on 31 December 2005.

(5) 2005 final dividends are proposed.

For further information, see Notes 6 and 7 on the accounts.

Taxation for US Holders

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs, X-CAPs or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the non-cumulative dollar preference shares, ADSs, X-CAPs or PROs (a "US Holder"). This summary assumes that a US Holder is holding non-cumulative dollar preference shares, ADSs, X-CAPs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or (ii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the "Treaty"), and the US/UK double taxation convention relating to estate and gift taxes (the "Estate Tax Treaty"), are based on those laws and practices as in force and as applied in practice on the date of this Report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs, X-CAPs or PROs by consulting their own tax advisers.

For the purposes of the Treaty, the Estate Tax Treaty and the US Internal Revenue Code of 1986, as amended (the "Code"), US Holders of ADSs will be treated as owners of the non-cumulative dollar preference shares underlying such ADSs.

Preference shares or ADSs

Taxation of dividends

The company is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company.

Dividends paid by the company will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

If a corporate US Holder is subject to UK corporation tax by reason of carrying on a trade in the UK through a permanent establishment and its non-cumulative dollar preference share or ADS is, or has been, used, held or acquired for the purposes of that permanent establishment, certain provisions introduced by the Finance (No. 2) Act 2005 will apply if the US Holder holds its non-cumulative dollar preference share or ADS for a "tax avoidance purpose". If these provisions apply, dividends on the non-cumulative dollar preference share or ADS, as well as certain fair value credits and debits arising in respect of such share or ADS, will be brought within the charge to UK corporation tax on income and the UK tax position outlined in the preceding paragraphs will not apply in relation to such US Holder.

Taxation of capital gains

A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on capital gains realised on the disposition of such holder's non-cumulative dollar preference share or ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a UK branch or agency and such non-cumulative dollar preference share or ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption, such US Holder does not own, and is not deemed to own, any ordinary shares of the company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes, which will be taxed accordingly) and the US Holder's tax basis in the non-cumulative dollar preference share or ADS.

A US Holder who is liable for both UK and US tax on gain recognised on the disposal of a non-cumulative dollar preference share or ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Estate and gift tax

A non-cumulative dollar preference share or ADS beneficially owned by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the non-cumulative dollar preference share or ADS is subject to both UK inheritance tax and US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax ("SDRT")
The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS in registered form (otherwise than to the custodian on cancellation of the ADS) or of transferring a non-cumulative dollar preference share.
A transfer of a registered ADS executed and retained in the United States will not give rise to stamp duty and an agreement to transfer a registered ADS will not give rise to SDRT.
Stamp duty or SDRT will normally be payable on or in respect of transfers of non-cumulative dollar preference shares and accordingly any holder who acquires or intends to acquire non-cumulative dollar preference shares is advised to consult its own tax advisers in relation to stamp duty and SDRT.

X-CAPs
United States
Because the X-CAPs have no stated maturity, can be exchanged for preference shares or ADSs at the option of the company, would be treated as if they were preference shares in a winding-up of the company, and the company may elect not to make payments on the X-CAPs, the X-CAPs will be treated as equity for US federal income tax purposes.

Payments (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

A US Holder will, upon the sale, exchange or redemption of X-CAPs, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption, such US Holder does not own, and is not deemed to own, any ordinary shares of the company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes, which will be taxed accordingly) and the US Holders tax basis in the X-CAPs.

A US Holder who is liable for both UK and US tax on gain recognised on the disposal of the X-CAPs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Gain or loss will not be recognised by a US Holder upon the exchange of X-CAPs for preference shares or ADSs pursuant to the company's exercise of its exchange right. A US Holder's basis in the preference shares or ADSs received in exchange for its X-CAPs will be the same as the US Holder's basis in the X-CAPs at the time of the exchange and the US Holder's holding period for the preference shares or ADSs received in the exchange will include the holding period of the X-CAPs exchanged.

United Kingdom
Taxation of payments of interest
Payments on the X-CAPs will constitute interest rather than dividends for UK withholding tax purposes. However, the X-CAPs will constitute 'quoted eurobonds' within the meaning of section 349 of the Income and Corporation Taxes Act 1988, and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the X-CAPs remain at all times listed on the New York Stock Exchange or some other recognised stock exchange within the meaning of section 841 of the Income and Corporation Taxes Act 1988. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise).

If interest were paid under deduction of UK income tax (e.g., if the X-CAPs lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to HM Revenue & Customs. HM Revenue & Customs may communicate this information to the tax authorities of other jurisdictions.

HM Revenue & Customs confirmed at around the time of issue of the X-CAPs that interest payments should not be treated as distributions for UK tax purposes by reason of (i) the fact that interest may be deferred under the terms of issue or (ii) the undated nature of the X-CAPs, provided that at the time an interest payment is made, the X-CAPs are not held by a company which is 'associated' with the company or by a 'funded company'. A company will be associated with the company if, broadly speaking, it is in the same group as the company. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect,


section
05
Shareholder information

Taxation for US Holders *(continued)*
HM Revenue & Customs has confirmed that a company holding an interest in X-CAPs which incidentally has banking facilities with any company associated with the company will not be a 'funded company' by virtue of such facilities.

Interest on the X-CAPs constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the X-CAPs are attributable. There are exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

EU Directive on taxation of savings income
The European Union has adopted a directive regarding the taxation of savings income. The Directive requires Member States of the European Union to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person to an individual in another Member State, except that Belgium, Luxembourg and Austria are instead imposing a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including redemption)
A disposal (including redemption) of X-CAPs by a non-corporate US Holder will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or vocation) in the UK through a branch or agency and the X-CAPs are, or have been, held or acquired for the purposes of that trade, branch or agency. The exchange by such US Holder of X-CAPs for preference shares or ADSs pursuant to the company's exercise of its exchange right will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such holder's X-CAPs in accordance with the tax treatment referred to previously.

A transfer of X-CAPs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non-corporate taxpayer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the X-CAPs are attributable.

Annual tax charges
Corporate US Holders of X-CAPs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the X-CAPs, but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the X-CAPs are attributable.

Inheritance tax
X-CAPs in bearer form physically held outside the UK should not be subject to UK inheritance tax in respect of a lifetime transfer by, or the death of, a US Holder who is neither domiciled nor deemed to be domiciled in the UK for inheritance tax purposes. However, in relation to X-CAPs held through DTC (or any other clearing system), the position is not free from doubt and the HM Revenue and Customs is known to consider that the situs of securities held in this manner is not necessarily determined by the place in which the securities are physically held. If X-CAPs in bearer form are or become situated in the UK, or if X-CAPs are held in registered form, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty in the same manner as for non-cumulative dollar preference shares. US Holders should consult their professional advisers in relation to such potential liability.

Stamp duty and SDRT
No UK stamp duty is payable on the transfer by delivery or redemption of bearer X-CAPs, whether in definitive form or in the form of one or more global X-CAPs. No SDRT is payable on any agreement to transfer bearer X-CAPs, provided that the agreement is not made in contemplation of, or as part of an arrangement for, a takeover of the company.

No UK stamp duty will be payable in respect of any instrument of transfer of depositary interests representing X-CAPs, provided that any instrument relating to such transfer is not executed in the UK, and remains at all times outside the UK. Depositary interests representing X-CAPs will not be "chargeable securities" for SDRT purposes, and consequently a transfer of such depositary interests will not be subject to SDRT. Although the position is not clear, the transfer on the sale of X-CAPs in registered form may attract ad valorem UK stamp duty or (if an unconditional agreement to transfer X-CAPs is not completed by a duly stamped transfer) UK SDRT, generally at the rate of 0.5% of the consideration paid, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. The transfer of X-CAPs in registered form to, or to a nominee or agent for, a person whose business (i) is or includes issuing depositary receipts or (ii) is or includes the provision of clearance services, may give rise to a liability to UK stamp duty or (to the extent that UK stamp duty is not paid on an instrument of transfer) UK SDRT, generally at the rate of 1.5% of the price of the X-CAPs transferred, which, in the case of stamp duty, will be rounded up to £5 or multiples thereof. Such transfer of X-CAPs in bearer form may give rise to a charge to UK SDRT generally at the rate of 1.5% of the price of the X-CAPs transferred. A charge to UK SDRT may also arise on the issue of X-CAPs whether in registered or bearer form to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or includes the provision of clearance services, generally at the rate of 1.5% of the price of the X-CAPs issued.

PROs

United States

Payments of interest on a PRO (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

A US Holder will, upon the sale, exchange or redemption of a PRO, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption, such US Holder does not own, and is not deemed to own, any ordinary shares of the company) in an amount equal to the difference between the amount realised (excluding any amount in respect of mandatory interest and any Missed Payments which are to be satisfied on a Missed Payment Satisfaction Date, which would be treated as ordinary income) and the US Holder's tax basis in the PRO.

A US Holder who is liable for both UK and US tax on gain recognised on the disposal of PROs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

United Kingdom

Taxation of payments on the PROs

Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs will constitute "quoted eurobonds" within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the PROs remain at all times listed on a 'recognised stock exchange' within the meaning of section 841 of the Income and Corporation Taxes Act 1988. In all other cases, an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to HM Revenue & Customs. HM Revenue & Customs may communicate this information to the tax authorities of other jurisdictions.

HM Revenue & Customs confirmed at around the time of the issue of the PROs that interest payments would not be treated as distributions for UK tax purposes by reason of (i) the fact that interest may be deferred under the terms of issue or (ii) the undated nature of the PROs, provided that at the time an interest payment is made, the PROs are not held by a company which is 'associated' with the company or by a 'funded company'. A company will be associated with the company if, broadly speaking, it is part of the same group as the company. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, HM Revenue & Customs has confirmed that a company holding an interest in the PROs which incidentally has banking facilities with any company associated with the company will not be a 'funded company' by virtue of such facilities.

Interest on the PROs constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the PROs are attributable. There are exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

EU Directive on taxation of savings income

The European Union has adopted a directive regarding the taxation of savings income. The Directive requires Member States of the European Union to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual resident in another Member State, except that Belgium, Luxembourg and Austria are instead imposing a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including redemption)

A disposal (including redemption) of PROs by a non-corporate US Holder will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or a vocation) in the UK through a branch or agency and the PROs are, or have been, held or acquired for the purposes of that trade, branch or agency.

Taxation for US Holders *(continued)*
A transfer of PROs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non-corporate taxpayer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the PROs are attributable.

Annual tax charges
Corporate US Holders of PROs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the PROs, but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the PROs are attributable.

Inheritance tax
In relation to PROs held through DTC (or any other clearing system), the UK inheritance tax position is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled nor deemed to be domiciled in the UK for inheritance tax purposes; HM Revenue & Customs is known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty. US Holders should consult their professional advisers in relation to such potential liability.

Stamp duty and SDRT
No stamp duty, SDRT or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.

Exchange controls
The company has been advised that there are currently no UK laws, decrees or regulations which would prevent the remittance of dividends or other payments to non-UK resident holders of the company's non-cumulative dollar preference shares.

There are no restrictions under the articles of association of the company or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the company's non-cumulative dollar preference shares.

Memorandum and articles of association
The company's Memorandum of Association (the "Memorandum") and Articles of Association (the "Articles") as in effect at the date of this annual report are registered with the Registrar of Companies of Scotland. The Articles were last amended on 29 April 2004 and have been filed with the SEC.

Documents on display
Documents concerning the company may be inspected at 36 St Andrew Square, Edinburgh, EH2 2YB.

Executive directors' service contracts and copies of directors' indemnities granted by the company in terms of section 309C of the Companies Act 1985 may be inspected at the company's office at Gogarburn, Edinburgh, EH12 1HQ (telephone 0131 626 4117).

In addition, we file reports and other information with the SEC. You can read and copy these reports and other information at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room or contact the offices of The New York Stock Exchange, on which certain of our securities are listed, at 20 Broad Street, New York, New York 10005. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

Important addresses

Shareholder enquiries
Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0135
Facsimile: 0870 703 6009
Email: web.queries@computershare.co.uk

Group Secretariat
The Royal Bank of Scotland Group plc
PO Box 1000
Business House F
Gogarburn
Edinburgh EH12 1HQ
Telephone: 0131 556 8555
Facsimile: 0131 626 3081

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: 0207 672 1578
Email: investor.relations@rbsir.com

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: 0131 556 8555

Registered in Scotland No. 45551

Website
www.rbs.com

Principal offices

The company
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
Telephone: 0131 626 0000

The Royal Bank of Scotland plc
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
280 Bishopsgate London EC2M 4RB

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Citizens
Citizens Financial Group, Inc.
One Citizens Plaza Providence Rhode Island 02903 USA

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George's Quay Dublin 2

RBS Insurance
Direct Line House 3 Edridge Road Croydon Surrey CR9 1AG
Churchill Court Westmoreland Road Bromley BR1 1DP

RBS Greenwich Capital
600 Steamboat Road
Greenwich Connecticut 06830 USA

Coutts Group
440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited
Royal Bank House 71 Bath Street
St Helier Jersey Channel Islands JE4 8PJ

NatWest Offshore
23/25 Broad Street
St Helier Jersey Channel Islands JE4 8QG

The Royal Bank of Scotland Group plc
Group Headquarters
PO Box 1000
Gogarburn
Edinburgh
EH12 1HQ

Item 2




RBS
The Royal Bank of Scotland Group

Annual Review and Summary Financial Statement 2005




Profit before tax up 21%







RBS

Total income up 14%



Adjusted earnings per share up 8%







Dividend up 25%




rbs.com

Make it happen

The Royal Bank of Scotland was founded in Edinburgh in 1727.

By 1900 it had over 130 branches in Scotland and had opened its first branch in London. During the 1920s and 30s it established a significant presence in England through the acquisition of Glyn, Mills and Williams Deacon's. By 1970, having merged with the National Commercial Bank of Scotland, it was the leading bank in Scotland, with over 700 branches.

During the 1980s RBS diversified its business, pioneering the direct distribution of motor insurance through the establishment of Direct Line in 1985, and entering US banking in 1988 with the acquisition of Citizens Bank of Rhode Island.

In the 1990s RBS re-engineered its retail banking business, removing processing activities from branches, and segmenting the Bank's customers and associated service propositions. Over the same period RBS developed and implemented its multi-brand, multiple channel strategy, launching Direct Banking in 1994, and the UK's first comprehensive internet banking service in 1997, together with financial services operations in partnership with Virgin and Tesco in the same year.

In 2000 RBS successfully completed the £21 billion acquisition of NatWest, the biggest takeover in British banking history, creating a Group with over 20 million customers, £400 billion assets and 110,000 employees worldwide. The NatWest integration was completed successfully in February 2003, with the original targets for cost savings and revenue benefits exceeded.

Since the acquisition of NatWest, RBS has continued to grow the business through the combination of strong organic growth and acquisitions. In the US, Citizens' footprint has been expanded from New England into the Mid-Atlantic states through the acquisition of the Mellon Bank regional franchise, and into the Midwest through the acquisition of Charter One, completed in 2004. Citizens is now one of the top ten US commercial banking organisations by deposits. In insurance, the acquisition of Churchill broadened the product and distribution channel capabilities of Direct Line and created the second largest general insurer in the UK. In corporate banking, RBS has entered the US, Continental European and Asia Pacific markets.

In August 2005, RBS signed strategic investment and co-operation agreements with Bank of China, the second largest bank in China.

Make it happen

Highlights of 2005

- Group operating profit up 16% to £8.3 billion
- Profit before tax up 21% to £7.9 billion
- Total dividend for the year of 72.5p per share, up 25%
- Share repurchase of up to £1 billion
- Income up 14% to £25.6 billion
- Cost:income ratio, excluding acquisitions, 41.8%, unchanged from 2004
- Adjusted earnings per ordinary share up 8% to 175.9p

The financial comparisons are with 2004 pro forma results which have been prepared on the basis set out on page 58.

Contents

01 Group review

Divisional review

Divisional review

Corporate responsibility

Corporate responsibility

Governance and financial review

Directors' report and summary financial statement

Financial highlights

- Group operating profit up 16%
- Profit before tax up 21%
- Adjusted earnings per ordinary share up 8% to 175.9p
- Total dividend for the year up 25% to 72.5p per share

Income
(£m)


UK GAAP
IFRS
22,754
22,515
25,569
2001
2002
2003
2004
2004
pro forma
2005

The Group's total income grew by 14% to £25,569 million in 2005.

Adjusted cost:income ratio
(%)


UK GAAP
IFRS
45.3
44.2
42.0
41.8
41.8
2001
2002
2003
2004
2004*
pro forma
2005*

* excluding acquisitions and at constant exchange rates

The Group's cost:income ratio, excluding acquisitions and at constant exchange rates, was 41.8%. The cost:income ratio is calculated excluding purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and after netting operating lease depreciation against rental income.

Group operating profit – profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries (£m)


UK GAAP
IFRS
6,540
7,068
8,101
7,108
8,251
2001
2002
2003
2004
2004
pro forma
2005

Group operating profit increased by 16% to £8,251 million in 2005.

Profit before tax
(£m)


UK GAAP
IFRS
6,076
6,543
7,936
2001
2002
2003
2004
2004
pro forma
2005

Group profit before tax rose by 21% to £7,936 million in 2005.

Adjusted earnings per share
(pence)


UK GAAP
IFRS
127.9
172.5
162.6
175.9
2001
2002
2003
2004
2004
pro forma
2005

Earnings per share increased by 8% to 175.9p for 2005, adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and in 2001 – 2003 for the AVS dividend.

Dividend per ordinary share
(pence)


58.0
72.5
2001
2002
2003
2004
2005

The directors have recommended a final dividend of 53.1p per ordinary share which, when added to the interim dividend of 19.4p, makes a total for 2005 of 72.5p, an increase of 25%.

The annual accounts have, for the first time, been prepared in accordance with International Financial Reporting Standards. Certain standards relating to financial instruments were not adopted until 1 January 2005. As explained on page 58, the Group has provided comparative information on a pro forma basis that includes the estimated effect of these standards for the year ended 31 December 2004.

Total shareholder return performance


160
140
120
100
Index 80
60
40
20
0
2000
2001
2002
2003
2004
2005
RBS
FTSE 100
Source: Datastream

The performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 100 for 2000.

Market capitalisation (£bn)


47.8
43.2
48.6
55.6
56.1
2001
2002
2003
2004
2005

The Group's market capitalisation at 31 December 2005 was £56.1 billion compared with £55.6 billion a year earlier.

Geographic analysis: Income


1
8
18
73

	%
UK	73
US	18
Europe	8
Rest of World	1

Geographic analysis of income determined by location of customer

Geographic analysis: Operating profit


1
13
28
58

	%
UK	58
US	28
Europe	13
Rest of World	1

Geographic analysis of operating profit determined by location of customer

Geographic analysis: Employees


1
5
19
75

	%
UK	75
US	19
Europe	5
Rest of World	1

Chairman's statement

2005 was another year of excellent performance by the Group. Increased earnings and strong capital generation have enabled us to continue investing for organic growth, as well as raise our dividend significantly and embark on a programme of repurchasing our shares.

Financial performance

In 2005, Group operating profit increased by 16% to £8,251 million (2004 - £7,108 million). Total income grew by 14% to £25,569 million (2004 - £22,515 million), while operating expenses also grew by 14% to £11,298 million (2004 - £9,871 million).

We have maintained a high level of efficiency across the Group, reaping the benefits of scale from our Manufacturing operations while continuing to invest in our businesses.

All acquisition integration benefits are being achieved at or ahead of expectations. The integration of Churchill, acquired in September 2003, was completed in September 2005 with benefits in excess of those forecast at acquisition.

Capital

Our first use of additional capital is to invest in profitable business growth, and we see many opportunities to do so across the Group. Whilst having no plans for large acquisitions, we will continue to evaluate good opportunities to supplement organic growth, using strict investment criteria and leveraging our proven integration capabilities. In addition, it has always been our plan to be capital generative beyond the development needs of our businesses, and our 2005 results represent an important milestone in that ambition as we are able to return capital to shareholders in the form of an increased dividend and share buyback.

Staff profit sharing

Reflecting the strong financial performance of the Group, we are delighted that our staff are once again sharing in our success with a profit share for the year at 10% of basic salaries.

Board of directors

The past year has seen significant change for our Board. I am delighted that Sir Tom McKillop agreed to join last year as our Deputy Chairman. Subject to his election, he will take over from me as Chairman at the Annual General Meeting on 28 April 2006. As chief executive of AstraZeneca PLC he enjoyed wide experience of operating successfully in different international markets and his comprehensive understanding of financial services from his previous directorship of a major bank will be of great value to us.

We bade farewell to Sir Angus Grossart, Lord Vallance, Eileen Mackay and Iain Robertson as non-executive directors, and Fred Watt as Group Finance Director. Their contribution during a period of dramatic growth and change for RBS has been highly appreciated, as has their experience of the economic cycle and its impact on business. On behalf of the Board I would like to pay tribute to their loyal service and express our thanks for the valued contribution they have made.

Over the same period we have welcomed the appointment of two new non-executive directors, Janis Kong and, with effect from 1 March 2006, Bill Friedrich. I am confident that, with their different backgrounds and experience across our key markets, both will greatly strengthen the Board as we embark on our next phase of growth.

On 1 February 2006 Guy Whittaker joined the Board as Group Finance Director. He is an experienced senior executive of the highest calibre, with great breadth of international experience in financial services. On 14 February 2006 the Group was also very pleased to announce the appointments of Johnny Cameron, Chief Executive of Corporate Markets, and Mark Fisher, Chief Executive of Manufacturing, as executive directors, with effect from 1 March 2006.

Outlook

Leaving an organisation which has been so important to me for the last 18 years will mark a milestone for me also, but I am pleased to be doing so at a time when the business is in such good shape. We have demonstrated our ability to generate capital consistently from a stable and diverse platform and I believe we are well placed to take advantage of the many opportunities that lie ahead, for the benefit of our shareholders, customers and staff.

Sir George Mathewson, Chairman




06
Group Chief Executive's review

Our results for 2005 demonstrate the strength and momentum of the Group and the capabilities of our diverse business platform. We increased our total income by 14% and held our cost:income ratio, before acquisitions, steady at 41.8%. Group operating profit increased by 16% to £8,251 million. All our divisions increased their income and contribution to Group profit.

We are particularly pleased with the geographic mix of our profits, 42% of which came from our international operations. Our profits in Europe, outside the UK, have grown to be equal to Citizens' profits before the acquisition of Charter One. The majority of this growth is organic. Strong organic income growth has been a recurring theme of our results over recent years and provided over 70% of our increase in 2005.

During the course of the year we established Retail Markets in order to strengthen the co-ordination and delivery of our multi-brand retail strategy. At the beginning of 2006 the former Corporate Banking & Financial Markets division was renamed Corporate Markets and we reorganised our activities into two businesses, UK Corporate Banking and Global Banking & Markets, to enhance our ability to serve the needs of these distinct customer segments.

Bank of China

In August 2005 we signed strategic investment and co-operation agreements with Bank of China, the second largest bank in China. Following regulatory approvals, the transaction was completed in December. RBS led a consortium that invested $3.1 billion, taking a 10% stake in Bank of China. We have ourselves invested $1.6 billion, financed by the sale of our shares in Banco Santander Central Hispano S.A. We are working closely with Bank of China to develop business co-operation initiatives in areas such as credit cards, wealth management and corporate banking. We are also supporting Bank of China in key infrastructure areas, including risk and financial management, human resources and information technology.

Our customers

Customer numbers increased in all our divisions, with The Royal Bank of Scotland securing top position amongst the high street banks for personal customer satisfaction and NatWest moving into joint second position. This result reflects our investment in our branches and our people to support them, and improved access through a wide choice of channels.

Our people

In the 2005 Employee Opinion Survey the Group improved its score in each of the 14 categories surveyed. At 86%, response to the 2005 Employee Opinion Survey was even higher than previously. We have launched new initiatives to encourage innovation and leadership. Our new Business School and programmes developed in conjunction with Harvard Business School are helping to develop the vision and quality of management that the Group will need in challenging markets in the future.

Our shareholders

Strong earnings and capital generation strengthened our Tier 1 capital ratio to 7.6% at the end of 2005 and our total capital ratio to 11.7%. We are committed to capital strength and efficiency, returning capital to our shareholders both through increasing dividends and when appropriate via share buybacks. This year the Board proposed a 25% increase in our dividend to 72.5p per share, representing an increased payout ratio of 41%. In addition, we intend to repurchase up to £1 billion of our shares over the next 12 months.

Sir George Mathewson

George Mathewson will retire as the Group's Chairman at the Annual General Meeting. Under his leadership, initially as Group Chief Executive, RBS has enjoyed an unparalleled period of growth and success both at home and internationally. Very few can match his 18-year legacy of consistently increasing value generation. Personally and on behalf of his colleagues, I would like to thank George for his outstanding contribution.

Outlook

Whilst displaying both opportunities and threats, the economic outlook for 2006 in all of the major economies in which we operate would appear to be supportive of the continued momentum of the Group. We believe that we have built a strong platform for future growth with a diverse range of opportunities in a number of geographies, and taken together with our strong capital base, continuing good credit metrics, and firm cost control, we remain optimistic about the future prospects of the Group.

Sir Fred Goodwin, Group Chief Executive

Group profile

United Kingdom


Corporate Markets
Retail Markets
Ulster Bank Group
RBS Insurance
Manufacturing

	2005
Income (£bn)	18.8
Operating profit (£bn)	4.8
Loans to customers (£bn)	281
Deposits by customers (£bn)	235
Employees	103,000

US


Corporate Markets
Citizens

	2005
Income (£bn)	4.6
Operating profit (£bn)	2.3
Loans to customers (£bn)	90
Deposits by customers (£bn)	85
Employees	26,000

Geographic analysis of income and operating profit determined by location of customer

Europe




Corporate Markets
Retail Markets
Ulster Bank Group
RBS Insurance
Manufacturing

	2005
Income (£bn)	2.0
Operating profit (£bn)	1.1
Loans to customers (£bn)	42
Deposits by customers (£bn)	18
Employees	7,000

Asia Pacific


Corporate Markets
Retail Markets

	2005
Income (£bn)	0.2
Operating profit (£bn)	0.1
Loans to customers (£bn)	4
Deposits by customers (£bn)	5
Employees	1,000

TOTAL	2005
Income (£bn)	25.6
Operating profit (£bn)	8.3
Loans to customers (£bn)	417
Deposits by customers (£bn)	343
Employees (full time equivalent basis)	137,000

Corporate Markets

Chief Executive
Johnny Cameron





Corporate Markets (formerly Corporate Banking & Financial Markets) is a leading provider of banking services and integrated financial solutions to corporate customers in the UK and major corporates and financial institutions globally.

Since the start of 2006 we have organised Corporate Markets into two distinct businesses: UK Corporate Banking, which focuses on the needs of UK domestic and international corporate and commercial customers, and Global Banking & Markets, which supports the requirements of large international corporates and financial institutions around the world.

UK Corporate Banking

Geographical spread
UK

Market data

- No.1 UK corporate and commercial relationship bank
- No.1 for UK payments
- No.1 for card transaction processing
- No.1 for deposits
- No.1 for lending
- No.1 for asset finance
- No.1 for invoice finance
- No.1 for foreign exchange
- No.1 for sterling interest rate derivatives

Global Banking & Markets

Geographical spread
UK, Europe, US and Asia

Market data

- Serves over 95% of the FTSE 100
- Serves over 80% of Fortune 100 companies in the US
- Banking relationships with over 90% of the Dow Jones Eurostoxx 50
- Top 10 globally for total debt issuance
- No.2 securitisation house globally
- No.1 project finance bank globally
- No.3 commercial aircraft financier globally
- Top 5 globally for foreign exchange
- No.1 for structured syndicated loans in Europe
- No.1 leveraged finance house in Europe
- No.1 train operating lessor in Europe
- No.1 bookrunner of Agency commercial mortgage-backed securities
- No.1 in US government sales for liquid products

Retail Markets

Chief Executive
Gordon Pell















Retail Markets has the largest network of bank branches and ATMs in the UK; it has leading positions in the UK in credit card issuing, merchant acquiring, consumer finance and supermarket banking; and it provides services to clients through premier brands in UK private banking and UK offshore banking. It offers a wide range of banking, financial, insurance, life assurance, pension, credit card and charge card products and client services for private, corporate, expatriate and offshore customers.

Retail Markets brands include The Royal Bank of Scotland and NatWest in retail banking and credit cards. MINT and Tesco Personal Finance also offer cards, and a range of products and services are available through The One account, First Active UK, Direct Line Financial Services, Lombard Direct and other brands. Through Streamline and International Merchant Services, which includes WorldPay and Bibit, we are the leading merchant acquirer in Europe. Wealth Management brands include Coutts Group, Adam & Company, Royal Bank of Scotland International and NatWest Offshore.

Retail Banking

Geographical spread
UK

Market data

- Largest retail network in the UK
- 2,274 branches
- Largest ATM network in the UK
- Over 14 million personal customers
- Largest provider of banking services to small and medium sized enterprises (SMEs) in the UK
- Over 1.1 million business customers

Retail Direct

Geographical spread
UK and Europe

Market data

- Over 17.5 million customer accounts
- Over 11 million credit card and storecard accounts in the UK
- Over 2 million customer accounts in Europe

Wealth Management

Geographical spread
UK, Europe, Asia and offshore locations

Market data

- Coutts – premier UK private banking brand
- Over 100,000 private banking customers
- Third largest foreign-owned private bank in Switzerland
- 160,000 offshore customers

Ulster Bank Group



Chief Executive
Cormac McCarthy

Geographical spread
Island of Ireland




Ulster Bank Group operates across the island of Ireland providing a full range of banking and financial products and services for personal customers and corporates via branches, telephone and the internet. Ulster Bank Group has the largest share of personal banking customers in Northern Ireland and is the third largest bank in the Republic of Ireland. In 2005 Ulster Bank Group launched market-leading mortgage and current account products and a new brand identity with the RBS logo.

Market data

- Largest share of personal banking customers in Northern Ireland
- Third largest bank in the Republic of Ireland
- 1.6 million personal and business customers across the island of Ireland
- 304 branches and business outlets

Citizens



Chairman and Chief Executive Officer
Larry Fish

Geographical spread
New England, Mid-Atlantic and Midwest regions of the US




Citizens is the eighth largest commercial banking organisation in the US, based on deposits. The Charter One acquisition in August 2004 enabled it to expand into six adjacent states in the northeastern and midwestern US. Citizens offers personal banking, residential mortgages, home equity loans, credit cards and merchant card services, and a wide variety of commercial banking services through its extensive, convenient network of city centre, local and supermarket branches.

Market data

- Eighth largest commercial banking organisation in the US by deposits
- Second largest supermarket banker in the US
- 4.6 million personal customers, 450,000 business customers and 1.6 million retail credit card customer accounts
- Retail branch footprint extends to 13 states and 30% of the US consumer population
- With credit cards and our partnership with Kroger our total retail and corporate presence stretches across 40 states
- Over 1,100 traditional bank branches
- Over 520 in-store branches
- More than 3,800 ATMs

RBS Insurance

Chief Executive
Annette Court

Geographical spread
UK and Europe









RBS Insurance is the second largest general insurer in the UK and a growing provider of general insurance in Spain, Italy and Germany. It sells and underwrites insurance via the telephone, the internet, partnerships and a network of brokers. Its brands, including Direct Line, Churchill, Privilege, Green Flag and NIG, are some of the best known in the UK.

Market data

- Second largest general insurer in the UK
- No.1 for UK car insurance
- No.2 for UK home insurance
- 25.9 million in-force policies
- 8.7 million UK car policies
- 4.6 million UK home policies
- Largest tele-direct insurer in Spain
- 1.9 million international car policies

Manufacturing

Chief Executive
Mark Fisher

Geographical spread
UK and Europe









Manufacturing's diverse range of services supports the customer-facing operations of the Group's multiple brands. It provides customer support via telephony, account management, lending, mortgage processing and money transmission.

Group Technology develops and maintains the infrastructure and technology that supports the branches, ATMs and internet banking for customers of Corporate Markets, Retail Markets and RBS Insurance.

Purchasing is responsible for the vast majority of purchasing undertaken by the Group, leveraging its scale to maximise cost efficiencies.

The Group's property portfolio is managed, maintained and refurbished by Manufacturing, which also oversees the property investment programme.

Market data

- No.1 in the UK for cheque payments
- No.1 in the UK for Bank Automated Clearing System (BACS) transactions
- No.1 in the UK for Clearing House Automated Payment System (CHAPS) transactions
- Runs the UK's largest ATM network



Corporate Markets

- Profit contribution £5,224 million (2004 – £4,196 million)
- Total income up 17%
- Profit up 24%


Make it happen

Kew Gardens has an international reputation. In 2005 they selected RBS for the quality of online banking data we offered alongside a very competitive and flexible interest bearing account. RBS is UK market leader in the provision of banking services to the charitable sector.



Corporate Markets is focused on the provision of financial services to commercial and corporate customers in the UK and to large corporates and financial institutions around the world. In 2005 Corporate Markets increased income by 17% to £8,815 million.

▸▸▸ The former Corporate Banking & Financial Markets division was renamed Corporate Markets on 1 January 2006, when we reorganised our activities into two businesses, *UK Corporate Banking* and *Global Banking & Markets*, in order to enhance our focus on the distinct needs of these two customer segments.

▸▸▸ Corporate Markets' extensive product range includes cash and liquidity management and comprehensive debt, risk management and treasury services. Debt services include overdraft, bilateral and syndicated lending; primary bond issuance; trade finance; asset finance; and structured finance solutions for property, acquisition finance, project finance and infrastructure finance (including PPP/PFI). Risk management and treasury services include trading of corporate, institutional and public sector debt; futures brokerage; foreign exchange; and money markets, currency derivative and interest rate risk management services.

UK Corporate Banking provides customers with a full suite of banking products and specialist services to meet domestic and international needs. We continue to be the UK's No.1 corporate and commercial relationship bank and market leader in the UK in payments, card transaction processing, deposits, lending, asset finance, invoice finance, foreign exchange and sterling interest rate derivatives.



▸▸▸ Our corporate and commercial banking business has 86,000 customers supported by 1,500 dedicated relationship and business development managers operating out of 170 corporate centres spread across the UK.

▸▸▸ We differentiate ourselves through the strength of our long-term relationships with our customers. Service is delivered by a network of experienced and highly trained relationship managers operating in their local communities. Acting as a single point of contact, they work proactively with our product teams to deliver the right solutions for their customers' needs. Quality operational service is provided by specialist customer service teams who are also closely aligned with our relationship managers.

▸▸▸ In addition to our core banking offering of lending, payments, deposits and international services, our specialist businesses offer a full range of financing solutions to UK customers. Lombard is the market-leading provider of asset financing and management services from traditional hire purchase, leasing and contract hire through to bespoke solutions. RBS Invoice Finance's services include factoring, invoice discounting, asset-backed lending, trade cycle finance and bad debt protection. Lombard and RBS Invoice Finance have 400 sales staff working out of 53 offices, and over 100,000 customers.


Delivery
Make it happen
RBS

RBS, through UK Corporate Banking, is the UK's No.1 relationship bank.

2005 successes include:

▸▸▸ RBS jointly underwrote and syndicated a £1.2 billion funding package to enable Travis Perkins to acquire Wickes, creating one of the largest building supply businesses in the UK. We then acted as sole adviser on the raising of $400 million of debt in the US Private Placement market, Travis Perkins' first such transaction. As a lead banker to the enlarged group we also provide clearing services, interest rate hedging and Letters of Credit to support its international business.

▸▸▸ We acted as an Underwriter and Bookrunner for Premier Foods, one of the largest suppliers of grocery products in the UK, in a £780 million financing package to support the acquisition of Marlow Foods Limited, owner of the Quorn brand, the UK's leading meat alternative.

▸▸▸ Our relationship team, working with Financial Markets' colleagues, provided South Yorkshire based Castings Technology International with funding for new flagship premises, allowing the company to grow its business and create 48 new jobs in the region.

▸▸▸ A strong relationship with Icelandic ready-prepared foods group Bakkavör resulted in RBS being mandated to structure and jointly arrange a £500 million facility to enable Bakkavör to acquire the entire share capital of Geest and refinance its debt.

▸▸▸ As the leading UK clearing bank for TNT, we provide a comprehensive range of payment and cheque reconciliation services, including integrated IT systems and secure e-mail communication with our service centre. Our close relationship enables us to integrate product delivery and enhance our customer service.

▸▸▸ Lombard provided a funding package to support the installation of a revolutionary new 'G-Force' rollercoaster ride at Drayton Manor Theme Park in Staffordshire.

▸▸▸ RBS Invoice Finance delivered a committed £16.5 million stock and debtor funding package for Hargreaves Group, a leading bulk haulage and aggregates business. This allowed the customer to complete the acquisition of Monckton Coke & Chemical Co whilst refinancing existing credit lines.

▸▸▸ We helped Joy Mining Machinery to manage the payment risks associated with exporting to the Far East, Russia and North Africa. Our Letter of Credit processing expertise enabled the company to trade safely in these countries.

Global Banking & Markets is a leading banking partner to major corporates and financial institutions around the world, specialising in providing these customers with a full range of debt financing, risk management and investment services.

▸▸▸ We serve our Global Banking & Markets customers from offices in 20 countries, with a leading position in the UK, established and strongly-growing positions in the US and continental Europe and an increasing capability in Asia-Pacific. These sophisticated customers benefit from our sectoral expertise, product excellence and access to markets.

▸▸▸ A focus on long-term relationships backed by our strong balance sheet and suite of value-added product capabilities is at the heart of our approach to our customers. This approach enabled excellent growth across the full range of products and markets that Global Banking & Markets serves. We have relationships with the overwhelming majority of the members of each of the FTSE 100 index, the Fortune 100 list and the Dow Jones Eurostoxx 50 index.

▸▸▸ The integration of our banking operations in the US with RBS Greenwich Capital, our industry-leading US government bonds and asset-backed securities business, has delivered excellent results during 2005, with strong growth in new corporate relationships, corporate loan syndications and interest rate derivative volumes.





▶▶ **Fondo Immobili Pubblici.** RBS Italy led three banks in the underwriting of the first closed-end real estate fund for the €3.3 billion transfer of property from the Italian Ministry of Economy and Finance to the newly created FIP.





▲▲ **Open University.** RBS has a long standing relationship with The Open University, Britain's first university dedicated to distance learning. In 2005 the Open University consolidated its loan facilities with RBS as sole lender.



◀◀ **Bloomsbury Publishing** is one of Britain's most successful publishing houses. It is best known for titles such as Harry Potter and the Pru Leith Cookery books and is a long-standing UK Corporate Banking customer.

Our focus on long-term relationships backed by value-adding solutions has won Global Banking & Markets major corporate and institutional customers around the world. We have relationships with over 95% of the FTSE 100, over 80% of Fortune 100 companies in the US and over 90% of the Dow Jones Eurostoxx 50.


18
Corporate Markets
Make it happen

Pernod Ricard.
In April 2005 Pernod Ricard completed the acquisition of Allied Domecq. RBS was one of four Bookrunners for the €9.2 billion facility offering specialist expertise in €/£ foreign exchange hedging and structured loans.



⏩⏩⏩ A controlled expansion of our franchise over the last five years across France, Germany, Spain, Italy and the Nordic region has enabled us to capture and develop major client relationships in continental Europe. We now provide a full range of products to customers in these countries.

⏩⏩⏩ In the Asia Pacific region we have selectively built up our presence, particularly where we have identified opportunities to leverage our expertise in delivering financial markets products to financial institutions. We continue to achieve impressive results from the region, where we now employ 500 people. In Australia our wide range of products has been particularly successful with both corporate and institutional customers.

⏩⏩⏩ Our worldwide team of structured finance professionals provides specialised financing solutions for acquisitions, property, projects, infrastructure and commercial equipment including aircraft, ships and trains. In Europe we have a long-standing market-leading position in leveraged finance as a preferred partner to financial sponsors. Globally we are the No.1 project finance bank and No.3 commercial aircraft financier.

⏩⏩⏩ Our financial markets activities benefit from our established platform and the real scale that we have developed. We are able to provide a full range of solutions that deliver against different customer requirements, from rapid access to electronic platforms, to high quality advice and excellent execution by highly skilled sales people.

2005 successes include:

⏩⏩⏩ RBS arranged and underwrote £1.7 billion of debt facilities to finance Gala Group's acquisition of Coral Eurobet in the UK. This transaction was one of the largest-ever sterling leveraged transactions (awarded Domestic Deal of the Year by *Acquisitions Monthly*).

⏩⏩⏩ We were awarded the role of Sole Lead Arranger on the €470 million debt refinancing of the api Energia Power Project in Italy due to our long-term relationship, structuring expertise and market-leading position. api Energia is one of three integrated gasification combined cycle plants in Europe showcasing an environmentally friendly gasification process which converts refinery residue to electrical power. This transaction and our ongoing support have enabled the api Group to continue with its development plans and long-term growth objectives.

⏩⏩⏩ RBS was instrumental in the largest Public Tender Offer ever made by a privately owned company in Germany, when it served as the exclusive financial arranger to Spohn Cement GmbH in its acquisition of Heidelberg Cement AG. RBS was mandated as Sole Bookrunner to underwrite and arrange the financing needs of the bid, including the provision of acquisition facilities totalling €3.1 billion.

⏩⏩⏩ When RBS co-arranged the US$1.2 billion private placement for Wolseley, the world's largest distributor of heating and plumbing products, it set a market record for private placements.

⏩⏩⏩ RBS jointly led the £18 billion acquisition of UK mobile operator O_2 by Telefónica, underwriting £6.1 billion. This was one of the largest acquisitions in the telecom sector and the largest ever single acquisition made by a Spanish company (awarded Most Impressive Loan and Best Western European Loan by *Euroweek*).

⏩⏩⏩ The UK Debt Management Office and Her Majesty's Treasury mandated RBS to act as one of four Bookrunners in the UK Government's first ever syndicated offering in sterling bonds and the first 50 year inflation bond in the world.

⏩⏩⏩ Through long-standing relationships with both of the UK's leading cable companies, deep sector knowledge and tactical use of our balance sheet we helped to pave the way for the merger between NTL and Telewest, thereby consolidating our position as a top-tier partner bank to this customer.

We've been the fastest growing debt issuance bank globally over the last four years.

⏩⏩⏩ RBS was the only bank to be awarded both Bookrunner and Mandated Lead Arranger roles in funding each of the three deals to acquire stakes in France's leading motorway companies from the French government. This was achieved through the combined strength of our multi-product platform, infrastructure sector expertise and local corporate relationships. Our teams led the underwriting of innovative and competitive financing packages totalling some €17.5 billion in support of the €21.3 billion-worth of acquisitions.

⏩⏩⏩ As Joint Mandated Lead Arranger and Underwriter, via our offices in France and Spain, RBS provided an innovative financing structure for €532 million of debt to fund the €1.1 billion high speed rail link concession to be built through the Pyrenees between Perpignan and Figueras (awarded EMEA Infrastructure Deal of the Year, *PFI Awards*, and EMEA Rail Transport Deal of the Year by *Project Finance Magazine*).

⏩⏩⏩ RBS Greenwich Capital acted as Joint Bookrunner for the US$750 million 10-year Global Notes offering for Harrah's operating company, Harrah's Entertainment Inc. Harrah's is a leading entertainment and casino group and is the only investment grade gaming company in the world. By taking advantage of an attractive financing window the transaction was twice over-subscribed.

⏩⏩⏩ In Australia we completed our first leveraged finance transaction as Joint Mandated Lead Arranger and Bookrunner for the US$1.7 billion acquisition of Dyno Nobel, a leading global supplier of commercial explosives, by a consortium of investors.

⏩⏩⏩ RBS acted as Joint Arranger of a cross-border securitisation for SC First Bank (previously Korea First Bank) raising €500 million in triple-A rated notes. The issue was more than 2.5 times over-subscribed with more than 30 institutional investors and was structurally innovative, marking the first instance an amortising junior note was introduced for a Korean cross-border mortgage-backed securitisation.

⏩⏩⏩ RBS Aviation Capital, working closely with our Shanghai Branch, completed a major Japanese Operating Lease financing with China Southern Airlines. The deal comprised an initial US$93 million bridge loan financing of three Boeing 737-700 aircraft from RBS Shanghai which was subsequently restructured into a Japanese Operating Lease financed through RBS Tokyo.

Selected Awards:

⏩⏩⏩ Best UK Bank
Euromoney Awards for Excellence 2005

⏩⏩⏩ European Loan House of the Year
IFR

⏩⏩⏩ European ABS Arranger of the Year 2005
ISR Awards

⏩⏩⏩ Securitisation House of the Year - Europe
The Banker

⏩⏩⏩ Top Bank for European Leveraged Finance
Financial News

⏩⏩⏩ Mezzanine Debt provider of the year
European Venture Capital (& Private Equity) Journal

⏩⏩⏩ EMEA Bank of the Year – Project Finance
PFI awards

⏩⏩⏩ Best Bank in Foreign Exchange in London
FX Week

⏩⏩⏩ Best Bank in Asian Prime Brokerage
AsiaMoney FX Survey





Hyatt Corporation. The international hotel group, headquartered in Chicago, embarked on a significant hotel investment in 2005. RBS in New York was joint lead arranger for the US$1 billion loan facility.






Adidas. We acted as agent on a US$1 billion private placement for Adidas, a global leader in the sporting goods industry. It was the largest such placement in the US out of Germany. The funding will largely be used to finance their acquisition of Reebok in the US.


MONRO MUFFLER BRAKE

Monro Muffler. RBS Securities and Charter One in Chicago joined forces as Lead Arranger and Sole Bookrunner for Monro Muffler, which runs a network for automotive repairs, showing the strength of the RBS platform in the US.

- Profit contribution £4,207 million (2004 – £4,064 million)
- Total income up 7%
- Profit up 4%


RBS

RBS – Child Trust Fund.
RBS was one of the first banks to offer a Child Trust Fund in response to the Government's commitment to give £250 to each child born after September 2002. RBS has matched the £250 with discounted retail vouchers and created a new stakeholder product to capitalise on the value the child will receive at 18.

Make it happen



Retail Markets was established in June 2005 to strengthen co-ordination and delivery of our full range of retail services through all our brands and channels. It has brought together the three businesses – Retail Banking, Retail Direct and Wealth Management – which focus on the interests of our personal and small business customers. In a challenging market, Retail Markets increased total income by 7% to £8,213 million.

⏩⏩⏩ The number of personal Retail Banking customers increased by 274,000 (2%), with personal current accounts up 275,000 (2%); Retail Direct increased its total customer accounts by 734,000 (4%); and Wealth Management increased its client base with Coutts UK personal customers up 7% and Adam & Company up 11%.

⏩⏩⏩ In Retail Banking, average loans and advances to customers grew by 11%, with average mortgage balances up 12%, personal lending up 10% and small business lending up 9%. In Retail Direct, average loans to customers grew by 15%, personal loan balances grew by 11% and mortgage lending grew by 34%. In Wealth Management, average loans to clients grew by 20%, while average client deposits grew by 11%.

Retail Banking has the largest network of bank branches and ATMs in the UK and is the leading bank for small business customers. In 2005 Retail Banking increased its total income by 5% to £5,433 million.

⏩⏩⏩ In 2005 our measures to improve customer service were rewarded when The Royal Bank of Scotland secured top position amongst the high street banks, and NatWest moved into joint second position, for customers who rate themselves "extremely satisfied" with their main current account provider.

Source: Gfk Financial Research Survey, 12 months to November 2005; high street banks defined as RBS, NatWest, Barclays, Lloyds TSB, HSBC and HBOS.

⏩⏩⏩ We added nearly 800 people to our Royal Bank of Scotland and NatWest branch networks and telephony service, improved personal access for customers by opening new branches and continuing our refurbishment programme, increased the number of branches open on Saturdays and extended our mobile banking service.

⏩⏩⏩ Our quality of service has also been enhanced by our new Customer Service Review/ Personal Service Review, which enables our people to run a comprehensive financial health check tailored to a customer's individual circumstances. The Review offers recommendations to meet the customer's immediate and future needs. Our revised Customer Account Opening system enables our customers to open additional accounts within minutes, whether they use our branches, telephone service or the internet.

⏩⏩⏩ Continued emphasis on long-term savings, assisted by excellent salesforce recruitment and retention, resulted in an increase of 25% in sales in our joint venture for life assurance and investments. The second half of 2005 saw record sales volumes, up 52% on the same period in 2004. Our team of Financial Planning Managers continues to grow, with more of them located in our branches to broaden the services we can offer through the network. The launch of new investment products enabled us to provide our customers with more choice and better value.


Passion
Make it happen
RBS

Divisional review

Retail Banking provides customers with a choice of when and how they do their banking through access to branches, a 24-hour telephone banking service, a network of ATMs and a full internet banking service.

⏩⏩⏩ The Royal Bank of Scotland and NatWest attracted more than 135,000 new Stakeholder Child Trust Funds during 2005, making us one of the key providers of this product.

⏩⏩⏩ Partly through its network of 54 campus branches, NatWest yet again achieved No.1 status for student accounts. Of first-year students in England and Wales, 44% chose to open a student account with us.

⏩⏩⏩ The Royal Bank of Scotland launched First Home Saver, a new savings account designed to help customers get onto the property ladder by encouraging them to save regularly for the deposit, and by giving a tax-free bonus on taking out a Royal Bank of Scotland mortgage.

⏩⏩⏩ In September 2005, Royal Bank of Scotland Business was voted No.1 for service to small business customers in Scotland.

⏩⏩⏩ Mentor, our Business Advice Service for Employment Law, Health & Safety and Tax, reached more than 15,000 customers last year. It is the fastest-growing service of its type in the UK and increased income by 18% whilst delivering significant improvements to our proposition, including training in Health & Safety and Employment Law.

⏩⏩⏩ Loans to our small business customers were up 9% in 2005. Deposits by small business customers, taking advantage of our competitive range of products, grew by 4%.

⏩⏩⏩ 13,000 customers have opened a Flexible Business Loan, our market-leading product that enables business customers to customise their loan. They can choose from a range of options at the start of their loan, and can then update their choices if their circumstances alter. We also launched Client Money Services, a unique product that enables our business customers to manage their client funds simply and easily.

Retail Direct has leading positions in the UK in credit card issuing, merchant acquiring, consumer finance and supermarket banking. In 2005 Retail Direct increased its total income by 11% to £1,966 million.

⏩⏩⏩ Retail Direct's Credit Cards business is one of Europe's leading issuers of personal and commercial credit cards, as well as one of the major global merchant acquirers.

⏩⏩⏩ The personal cards issuing business issues personal credit cards to customers of The Royal Bank of Scotland and NatWest primarily through branches, and also to non-banked customers using the MINT brand through direct channels.

⏩⏩⏩ During 2005, we introduced an enhanced credit card offer for The Royal Bank of Scotland and NatWest brand cards, with preferential pricing for current account holders. In addition, the MINT brand continued to improve the quality and breadth of service it offers to customers by launching motor and home insurance.

⏩⏩⏩ The commercial cards business has maintained its leading position in the UK. It offers a range of corporate cards, purchasing cards and travel solutions to a broad range of businesses. It enhanced its services by including 'Smart data online' as part of the onecard package. This allows business customers to receive and analyse all transaction data centrally.



NatWest Business Managers. In 2005 NatWest re-introduced local business managers covering 180 key branches. In Fareham Chris Jack meets Nick Bowes of Airport Bodyshop on his premises.





NatWest Mobile Bank. Last year NatWest launched a new mobile bank in Cornwall bringing banking services to 13 local communities weekly, travelling around 20,000 miles per year. Here it is seen on the Cornish coast.



Google. Retailer Card Services provides Google with a multi-currency capability, which enables the processing and settlement of credit card transactions in a wide choice of major international currencies.

Retail Direct offers a full range of financial services products through a number of brands and a variety of convenient channels in the UK and continental Europe.


Make it happen

Tesco Personal Finance in Hungary. Our joint venture with Tesco is developing its presence in Europe. Financial services products are now available through *Tesco Personal Finance in Hungary.*




⏩⏩⏩ Our merchant acquiring business is the fourth-largest merchant acquirer globally. The business enhanced its product range during 2005, enabling retailers to offer customers the ability to top up their mobile phones through point-of-sale terminals. The business is now European leader in online merchant acquiring.

⏩⏩⏩ Retail Direct has worked closely with the Group's Irish mortgage business, First Active, to launch the brand in the UK. First Active has established itself as one of the fastest-growing UK mortgage lenders with total gross lending of £3.9 billion in 2005, and has expanded its product range with the launch of a buy-to-let mortgage product.

⏩⏩⏩ RBS's mortgage intermediary business was brought under the stewardship of Retail Direct during 2005, in order to co-ordinate the Group's mortgage brand offer in the growing intermediary marketplace.

⏩⏩⏩ During the year the number of customer accounts at Tesco Personal Finance exceeded five million. First Active supported the launch of two new TPF mortgage products, making TPF the only supermarket bank to offer mortgages. Retail Direct also continued to support the development of Tesco's financial services operations in Central Europe and Asia.

⏩⏩⏩ Elsewhere in Europe our relationship with Tchibo, a major German retailer, has grown successfully, with the offer of consumer loans now extended across the store network in Germany and online.

Wealth Management provides private banking and investment services to its global clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. It has a network of more than 50 offices globally. In 2005 Wealth Management increased its total income by 10% to £814 million.

⏩⏩⏩ Investment assets under management increased by 18%. Investment programmes within Wealth Management have grown by 18% to US$27 billion and continue to perform competitively against industry benchmarks. Coutts is a significant investor in multi-manager hedge funds with more than US$7 billion invested.

⏩⏩⏩ Adam & Company continued its eleven year record of double-digit profit growth, and opened a new office in Aberdeen.

⏩⏩⏩ The Offshore Bank grew income by 7% and launched a Spanish Mortgage product available across the Group to all customers. Offshore mortgage balances increased by 35% and Royal Bank of Scotland International is a leading provider in the UK offshore islands of electronic banking services.

⏩⏩⏩ Coutts continued to enhance its position as the leading private bank in the UK and increased its client base by 7%. A philanthropy service was launched in 2005, which won Coutts the title of Best Provider of Philanthropy Services. Coutts also launched its Family Business Service, offering specialist advice as well as education and networking forums for family business owners. In parallel, Coutts created its family prize and sponsored the Guide to Giving. Internationally, Coutts celebrated 10 years in Singapore in 2005.

Wealth Management provides private banking and investment services to its global clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses.

Selected Awards

⏩⏩⏩ The Royal Bank of Scotland – Best for Overall Customer Service category
2005 Personal Finance and Savings Readership Awards

⏩⏩⏩ NatWest Kirkham Branch – Customer Service Team of the Year Financial Services Award
National Customer Service Awards 2005

⏩⏩⏩ The Royal Bank of Scotland – Best Direct Banking for the fifth year in a row
Your Money Direct Awards 2005

⏩⏩⏩ The Royal Bank of Scotland – Best Online Business Banking Provider for the second year in a row
Your Money Direct Awards 2005

⏩⏩⏩ Lombard – Best Online Loan Provider
Your Money Direct Awards 2005

⏩⏩⏩ NatWest Mortgages Direct – Best Mortgage Provider
Your Money Direct Awards 2005

⏩⏩⏩ Tesco Personal Finance – Best Overall Provider
Your Money Direct Awards 2005

⏩⏩⏩ NatWest Mortgages – Best Bank, Best Large Loans and Highly Commended Remortgage Lender
Your Mortgage Awards

⏩⏩⏩ The Royal Bank of Scotland – Best Business Bank
Start Your Business Magazine

⏩⏩⏩ First Active – Best Mortgage Lender of the Year and Innovator of the Year
Mortgage Strategy Awards

⏩⏩⏩ First Active – Best Remortgage Lender
Mortgage Magazine Awards and Mortgage Advisor & Homebuyer Awards

⏩⏩⏩ The One account – Best Current Account Mortgage Lender
Your Mortgage Magazine

⏩⏩⏩ Direct Line – Best Personal Loan Provider
MoneyFacts

⏩⏩⏩ Streamline – Best Merchant Acquirer 2005 – Europe
Lafferty Group

⏩⏩⏩ MINT – Best Credit Card Direct Mail, Peoples Choice award
Tankl/Direct Marketing Association

⏩⏩⏩ Commercial Cards – Best Business Charge Card Provider
Business Moneyfacts

⏩⏩⏩ Coutts – Best Private Bank in the UK
Euromoney

⏩⏩⏩ Coutts – Best Private Bank for super-affluent individuals (US$500k to US$1m)
Euromoney

⏩⏩⏩ Coutts – Best Private Bank for high net worth individuals (US$1m to US$10m)
Euromoney

⏩⏩⏩ Coutts – Best provider of services to artists and entertainers
Euromoney

⏩⏩⏩ Coutts – Best provider of services to sports players
Euromoney



▸▸ **Stella McCartney** is one of the most successful of Britain's young fashion designers with a now well recognised luxury brand. Stella and Coutts have a fruitful commercial relationship including exclusive customer events for Coutts clients.





▴▴ **First Active.** For Jill Hewitt and her nine year old son Jack, value for money is important. Last May after consolidating her mortgage and a home improvement loan into a fixed rate mortgage with First Active, she saved over £100 a month.



◂◂ **The One account.** "One Day" as the advertisements say... I'll have my own music studio. Mark Young transferred his mortgage to The One account three years ago and saved enough to convert one of the bed-rooms in the family home.

Ulster Bank Group

- Profit contribution £530 million (2004 – £460 million)
- Total income increased 15%
- Profit up 15%


Ulster
Bank
FITZGIBBON CUP
2005

University of Limerick
Ulster Bank and University of Limerick share a passion for innovation and high standards. A 10-year agreement has underlined Ulster Bank's commitment to the education sector nationally and to the Munster region where the university is located – covering the University's own banking and on-campus banking for students, staff and local businesses.

Make it happen



Ulster Bank Group saw sustained growth in 2005 and the launch of market-leading mortgage and current account products. A branch improvement programme and a new Ulster Bank brand identity moved us towards our vision of becoming the best bank on the island of Ireland. Ulster Bank Group's total income increased by 15% to £858 million.

⏩⏩⏩ Ulster Bank Group ended 2005 with 1.6 million personal and business customers across the island of Ireland.

⏩⏩⏩ Product development has been a key factor in Ulster Bank Group's success. In November 2005 we launched a radical overhaul of personal current accounts in Northern Ireland to provide free banking to all personal customers.

⏩⏩⏩ First Active introduced the Republic of Ireland's first 100% First Time Buyers' Mortgage confirming First Active's reputation for innovative products. These include the Current Account Mortgage and Elevator savings account.

⏩⏩⏩ Ulster Bank also led as the first clearing bank to extend its 100% mortgage to first-time buyers across the island. The Switcher Mortgage package has made it easy for customers to switch to us.

⏩⏩⏩ Ulster Bank Group's Corporate Banking and Financial Markets (CBFM) division continued to experience strong lending growth to its corporate customers. Average lending grew by 29% in 2005 – 26% in Northern Ireland and 30% in the Republic of Ireland.

⏩⏩⏩ Important transactions completed during the year included the banking business of United Dairy Farmers, a leading dairy producer; funding the construction of major shopping centres in Essex and Dundalk, and working with the RBS Specialist Healthcare team to win the mandate to fund development of Beacon Hospital, a major new private hospital in Dublin.

⏩⏩⏩ 89 branches were overhauled as part of our improvement to the Ulster Bank branch network, with work planned on a further 57 during 2006. The Ulster Bank and First Active branches together create a network of 272 branches.

⏩⏩⏩ 2005 was also significant for the visibility of our brands. The Ulster Bank brand adopted the RBS logo in November, enhancing its identity as a member of the RBS Group, while First Active continued its targeted focus on the mortgage sector.

Awards

⏩⏩⏩ Corporate Banking Excellence Award
KPMG's Financial Services Excellence Awards

⏩⏩⏩ Best practice in recruitment and employment of people with disabilities
O2 Ability Award

⏩⏩⏩ Aimhigher programme – Northern Ireland Big Tick Award for Business in the Community Excellence and Chambers of Commerce in Ireland President's Awards Commendation


Potential
Make it happen
RBS

Citizens

- Profit contribution £1,575 million (2004 – £1,069 million)
- Total income up 43%
- Profit up 47%



K-Sea Transportation has been a business customer with Citizens for over 3 years. It builds ferries, tugs and barges, one of which is seen here on the famous Staten Island crossing. To help fund further investment in its business K-Sea looked to Citizens Bank for a US$37 million Senior Credit Facility, US$34 million in equipment leases, and foreign exchange services.

Make it happen



Citizens ranks as the eighth largest commercial banking organisation in the US by deposits. Last year was Citizens' 13th consecutive year of record profits, achieved through the integration of Charter One and strong organic growth. In 2005 Citizens increased its income by 42% to US$5,940 million.

Through Citizens Bank and Charter One Bank, Citizens' network of retail and corporate banking covers Connecticut, Delaware, Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New Jersey, New York state, Ohio, Pennsylvania, Rhode Island and Vermont. Citizens has a retail and corporate presence in about 40 states.

The systems and account integration for 3 million customer accounts and around 8,000 colleagues of the former Charter One Financial, Inc., the company's largest US acquisition, was completed in July 2005, five months ahead of schedule.

In 2005, all Citizens Bank and Charter One branches and facilities were re-branded, with more than 70,000 new signs and ATM surrounds using the RBS logo, a new font for the bank name and the distinctive Citizens green.

Citizens made more than 900,000 new consumer loans totalling US$22 billion during 2005 and processed more than 1.5 million credit applications. Its Consumer Finance division is the No.2 bank auto lender in the US and a top home equity lender. The Consumer Finance division introduced two new business lines: Indirect Recreational Vehicle and National Home Equity. Both new initiatives contributed operating profit in their first year of operation.

Citizens' "Switch Support" programme with automated concierge service has smoothed the transition of customers switching to Citizens and Charter One from other banks.

Our supermarket banking programme continued its momentum during 2005, adding 34 branches in strategic locations with our primary partners. With around 520 Citizens Bank and Charter One in-store branches, Citizens is now the second-largest supermarket banker in the US.

Building on this momentum, in January 2006 Citizens announced the opening of 75 branches in Stop & Shop Supermarkets over the next three years, expanding its supermarket banking franchise into New York's Hudson Valley, Rockland and Westchester Counties and Long Island. The partnership with Stop & Shop began in the New England franchise in 2001, where it has grown to 125 stores.

RBS National Bank, now part of Citizens' US credit cards division, launched the Circle Rewards MasterCard that can be issued automatically when a qualifying customer opens an account at a Citizens Bank or Charter One branch.


Drive
Make it happen
RBS

Citizens was the No. 2 US Small Business Administration lender in the US for the fourth consecutive year.

Citizens' International Cash Management collaboration with Corporate Markets resulted in 300 new Citizens accounts with existing RBS customers.


Make it happen

Ryerson, Inc., based in Chicago, is North America's leading processor and distributor of metals. Our ability to meet the complex needs of large commercial customers is *demonstrated in the partnership between* RBS Corporate Markets, which provided Ryerson with credit facilities, and Charter One, which was able to offer treasury management services.




⏩⏩⏩ Kroger Personal Finance, a joint venture between Citizens' cards division and Kroger Co., the second largest supermarket chain in the US, is offering KPF credit cards in nearly 2,200 stores and is branching out into other products. We launched seven different branded card programmes in 2005 for Kroger customers, launched a MasterCard-branded gift card and started installing RBS Lynk-supported ATMs into a number of Kroger locations.

⏩⏩⏩ Citizens was the No.1 US Small Business Administration (SBA) lender in the Mid-Atlantic, Midwest and New England regions in 2005, and the No.2 lender in the US for the fourth consecutive year. We made over 10,000 SBA-backed loans, totalling more than US$416 million, which represented a 79% increase in volume over 2004.

⏩⏩⏩ In its first year of Citizens ownership, Charter One's new Business Banking team grew its SBA lending to No.1 in the Midwest in both the number of loans written and total dollars loaned during 2005. Charter One became top SBA lender in Illinois, Indiana, Michigan and Ohio.

⏩⏩⏩ Also in Ohio, Charter One is sponsoring the new Charter One Global Enterprise Center in Cleveland to fuel economic growth by maximising northeast Ohio's international business development potential.

⏩⏩⏩ In addition to lending at the community banking, middle market and large corporate levels, Citizens Corporate Banking services has worked effectively in partnership with RBS Corporate Markets. This provides additional expertise and flexibility to meet the needs of larger customers and craft complex financings. Services include interest rate protection, foreign exchange, cash management, asset finance and administration, asset-based lending and private equity capital.

⏩⏩⏩ The management and business of RBS Asset Finance, Inc. has been transferred from RBS Corporate Markets to Citizens. This integration combined the existing Citizens asset finance company, Citizens Leasing, with Charter One's ICX Corporation and the group formerly known as RBS Lombard to form RBS Asset Finance. The combined company is the eighth largest bank-affiliated leasing company in the US.

⏩⏩⏩ During 2005, RBS transferred to Citizens the operating control of the electronic processing provider RBS Lynk. RBS Lynk began cross-selling merchant services to small business customers through Citizens and Charter One branches and their business bankers.

⏩⏩⏩ In late 2004, Citizens established new International Cash Management services with Corporate Markets for companies doing business in the US and the EU, resulting in nearly 300 new customer accounts at Citizens during 2005 for existing RBS customers. These customers use an extensive array of cash management services, and have brought in more than US$80 million of new core deposits.

⏩⏩⏩ Since it began in 2004, Citizens' Job Bank offered US$144 million in loan funds at below-market rates to 11 companies that agreed to create an estimated 4,536 jobs. Citizens' Housing Bank offered US$167 million in low-interest loan funds to non-profit housing developers to create 2,286 affordable housing units in New England and Ohio. Both programmes will be extended in 2006.

Citizens is among the top 10 rankings in deposits among US commercial banking organisations. It ranks seventh in branches and ninth in ATMs.

Citizens was one of just two companies in 2005 to receive the US Chamber of Commerce Corporate Stewardship Award.

⏩⏩⏩ Citizens' support for the community is extensive. Examples include a comprehensive, multi-million dollar investment plan to increase home ownership, strengthen commercial retail districts, and create an education district in Albany, New York; a new innovative product for low/moderate-income homebuyers introduced by CCO Mortgage Corp in traditionally under-served areas; a strong partnership with the Chicago Urban League on housing and financial literacy; US$700,000 of help with heating costs for more than 345 homeless shelters in eight states through the "Shelter Heating Assistance Campaign"; and assistance through our Champions in Action℠ programme for close to 70 small, non-profit agencies dedicated to a range of housing, health and youth issues in New England, Pennsylvania and Ohio.

⏩⏩⏩ Citizens' support for its own people includes the Home Buyer Assistance Programme, which since 2002 has helped more than 2,000 colleagues purchase primary residences – often their first homes – with forgivable loans totalling more than US$10 million. The military leave policy, which bridges pay and benefits to cover the duration of military leave, has benefited more than 190 colleagues, and over 70 employees with serving family members have been given time off with pay, air fares and help with travel expenses to visit their loved ones.

⏩⏩⏩ Since June 2005 Citizens has promoted local volunteering through the "Join Us" campaign and its associated website, which also provides information on the Champions in Action programme and enables visitors to let Citizens know about local non-profit organisations that they feel deserve the bank's attention. Citizens created a special Tsunami Sabbatical to send a colleague to Indonesia for three months to help with relief and rebuilding efforts through Plan International. Citizens also matched colleague donations for Hurricane Katrina relief efforts, added its own corporate contribution, and collected customer donations to The Red Cross and The Salvation Army through its network of more than 1,600 branches.

⏩⏩⏩ Charter One secured the naming rights to the previously designated Lakefront Pavilion, a summer concert performance centre on Northerly Island, between Lake Michigan and the Chicago skyline.

Awards

⏩⏩⏩ Citizens was one of just two companies in the United States to be awarded the US Chamber of Commerce Corporate Stewardship Award. This recognition was for the company's total performance and contribution to economic, community and social progress. It noted Citizens' Champions in Action, the Citizens Job Bank, and the company's Home Buyer Assistance Programme.

⏩⏩⏩ Citizens Bank of Pennsylvania received the 2005 Good Government Award from the League of Women Voters for its Citizens Job Bank initiative to grow new jobs during 2004 and 2005.

⏩⏩⏩ Citizens Financial Group received the 2005 Secretary of Defense Employer Support Freedom Award, the US government's highest honour for support of the Guard and Reserve for policies and programmes that support colleagues on active duty well beyond US legal requirement.

⏩⏩⏩ Citizens received the Alfred P. Sloan Award for Business Excellence in Workplace Flexibility from the Families and Work Institute, U.S. Chamber of Commerce's Center for Workforce Preparation and the Center for Emerging Futures in recognition of its many programmes to support employees.





The Chicago Defender is one of the oldest newspapers in America serving the Afro-American community. Charter One built on its SBA lending success offering capital to inner city businesses like The Chicago Defender.





Circle Rewards. RBS National Bank, which sells credit cards in the US, is now offering these to Citizens' customers. In 2005 we launched Circle Rewards, a loyalty programme with discounts for air travel, hotels and branded merchandise.



Fence America. RBS Lynk, based in Atlanta, offers a range of payment systems for retail and business customers. Fence America is one of the first to use the innovative new product Treo, which allows credit card payments to be made via mobile phones.

RBS Insurance

- Profit contribution £926 million (2004 – £881 million)
- Total income up 8%
- Profit up 5%


Make it happen

Churchill Home Insurance.
David and Catherine Barton switched to Churchill Home Insurance last year. They loved the brand, saved £200 and found the quality of service excellent.



RBS Insurance is the second largest general insurer in the UK. It sells and underwrites insurance via the telephone, the internet, partnerships and a network of brokers. Its brands, including Direct Line, Churchill, Privilege, Green Flag and NIG, are some of the best known in the UK. In 2005 RBS Insurance increased its total income by 8% to £5,489 million.

The integration of the Direct Line and Churchill businesses was completed at the start of September 2005, within two years, ahead of time and within budget. The combined businesses now have close to 20,000 employees.

We celebrated the 20th anniversary of the Direct Line red telephone in 2005. When it first opened for business in April 1985, Direct Line employed just 63 people. Today it employs around 6,500 people and handles an average of 12,000 car quotes every day.

Across its range of brands and products, RBS Insurance increased its total policies in-force by 1.6 million to 25.9 million. Within this, total car policies increased by 5.7% to 10.6 million across the UK and continental Europe.

In the United Kingdom, RBS Insurance is the No.1 car insurer, with 8.7 million policies, and the No.2 home insurer, with 4.6 million policies.

RBS Insurance now has over 4.9 million car rescue policies sold through Direct Line, Churchill, Green Flag, Privilege and many partners under their brands.

In continental Europe, RBS Insurance increased its car insurance policies by 14% to 1.9 million.

RBS Insurance is the No.2 travel insurance provider with 2.3 million policies; its pet policies increased by 20% to 0.6 million.

Direct Line launched several major enhancements to its car product, including a No Claims Discount (NCD) for named drivers on a Direct Line policy, multi-car discounts, matched NCD and an NCD earned on company cars and motorbikes.

Linea Directa became Spain's sixth largest motor insurer this year with 1.2 million in-force policies and is now selling breakdown cover direct to customers. Direct Line in Germany launched motor legal protection.

Since the re-launch of Privilege in August 2004, the 'you don't have to be posh to be privileged' campaign has delivered excellent brand recognition and sales, with in-force car policies increasing by 50% and breakdown policies by 43% respectively.


Focus
Make it happen
RBS

RBS Insurance is the strength behind some of the UK's biggest and best known insurance brands offering customers more choice and better products.

⏩ Churchill launched its new travel product in June, with customers now able to tailor cover to their individual travel needs.

⏩ TRACKER, which specialises in recovering stolen vehicles, was acquired in 2005. TRACKER traced and recovered more than £36 million worth of stolen cars and plant equipment over the year. In one case, a vehicle was recovered in just 21 minutes.

⏩ NIG held six SME Business Academy roadshows throughout the country. The key objective of these events was to build NIG's profile in the regions and forge close links with brokers and SME customers.

⏩ NIG joined imarket, the industry e-commerce initiative designed to make it easier for brokers to transact commercial business electronically.

⏩ Continuing their consumer champion roles, Direct Line and Green Flag were again the headline sponsors of Road Safety Week. Organised by road safety charity Brake each November to highlight road safety issues, the 2005 theme was child pedestrian safety.

⏩ Direct Line partnered Durham Police in a high profile campaign to tackle the problem of uninsured driving. By the end of 2005, more than 1,000 uninsured vehicles, which Direct Line estimates would have caused up to 2,000 accidents, had been removed from the streets of Durham County.

Awards

⏩ Direct Line – Car Insurer of the Year
Personal Finance Magazine

⏩ Direct Line – Best Motor Insurance Provider
Your Money Magazine

⏩ Direct Line – Best Online Motor Insurance Provider
Your Money Magazine

⏩ Direct Line – Best Household Insurer
Your Mortgage Magazine

⏩ Direct Line – Special Achievement Award
Superbrands

⏩ Churchill – Best Home and Contents Insurance Provider
Your Money Direct Awards

⏩ Churchill – Travel Insurer of the Year
International Travel Insurance Journal Awards

⏩ Churchill – Customer Service Complaints Team of the Year
The National Customer Service Awards

⏩ Green Flag – Best Breakdown Provider
Your Money Magazine

⏩ Green Flag – Best Online Breakdown Provider
Your Money Magazine

⏩ Green Flag – UK Roadside Assistance Company of 2005
Institute of Transport Management Awards

⏩ NIG – Risk Management Product of the Year (for All Risk Management (ARM))
European Risk Management Awards



TRACKER has provided Balfour Beatty Power Networks with the ability to track its vehicles 24:7 via data on the internet. It has greatly improved vehicle management, efficiency, flexibility and driver safety and reduced insurance premiums.





Direct Line. Over 1,000 uninsured cars have been taken off the roads as part of a joint initiative between Durham Police and Direct Line. Drivers who can't provide evidence of insurance within 14 days have their cars crushed.



NIG. For the broker market, quick and accurate online quotations are an important part of their competitive offering. NIG's Commercial Quotes system is regularly accessed by brokers such as Saffron Insurance to provide commercial insurance for their customers.

Manufacturing

Manufacturing is the backbone of RBS, supplying IT, processing, telephone, property and purchasing support for the Group's customer-facing divisions.



Gogarburn. On 14 September 2005, Her Majesty The Queen and His Royal Highness The Duke of Edinburgh formally opened the new RBS headquarters in Edinburgh. It provides a superb working environment, together with fitness, nursery and conference facilities.

Make it happen

In 2005 Manufacturing redesigned its operations so that more customers' queries are resolved by the first person they contact and errors are reduced. Good progress was made with the integration of Ulster Bank onto the Group's platform. Manufacturing's purchasing and property operations were benchmarked as "World Class" during the year.

▸▸▸ Our network of over 7,400 ATMs processed 690 million transactions during 2005. The daily average volume was 1.9 million transactions, dispensing £119 million.

▸▸▸ In 2005 we reduced the time it takes for a customer to receive a fully operational debit card after loss or theft from 12 days to within three days.

▸▸▸ Manufacturing processed 262,000 new mortgage applications and 61,000 extra borrowing mortgage applications for Group customers.

▸▸▸ During 2005 we introduced a programme called 'Lean' across our operations. Developed in the Japanese car industry and used worldwide, 'Lean' is a customer-focused approach that uses targeted tools and techniques to remove waste, improve the flow of work and improve customer service.

▸▸▸ Broadening the skills of our teams in our telephone and service centres, and changing their incentives, has generated a more responsive working culture. Customers enjoy better service because we try to solve as many issues for them as we can in a single phone call.

▸▸▸ We now have dedicated centres dealing with corporate customers – helping to make the Group one of the top service providers for corporate and commercial customers in 2005.

▸▸▸ In November 2005 a new Tesco Personal Finance Centre was created in Glasgow bringing together telephony, loans and savings functions under one management team. Combining these areas has created efficiencies and improved service to customers by giving people in the Centre a greater understanding of the full range of products and services offered to customers.

▸▸▸ The Group's 'Fraud Ring Task Force' tackles the growing threat of 'fraud rings' – fraud cases linked together which can fund terrorism and organised crime. This team is already creating considerable benefit for the Group in the early identification and closure of fraud ring activity.

▸▸▸ The Group remains focused on reducing the threats associated with electronic attacks like phishing – used by fraudsters to try to obtain customers' security details over the Internet. During 2005 we experienced one of the lowest number of successful phishing attacks in the UK banking industry.

▸▸▸ In 2005 the key technology systems supporting branches and other parts of the Group were available 99.95% of the time.


Determination
Make it happen
RBS

Often referred to as "The Engine Room", Manufacturing enables the Group to function 24 hours a day, 365 days a year.

⏩⏩⏩ In 2005 Group Workplace Operations, part of our Group Property function, was judged "World Class" by University College London, who made the independent assessment using the globally recognised 'Attributes of a world class real estate organisation' benchmark developed by the Real Estate Executive Board (REEB). REEB base this benchmark model on the top 10% practices drawn from their membership of over 150 global blue chip companies.

⏩⏩⏩ Manufacturing completed the delivery of Gogarburn, the Group's new headquarters, on budget and six months early.

⏩⏩⏩ Previously Royal Mail collected, sorted and delivered our mail to customers. We appointed UK Mail, a third party supplier, to collect and sort the mail bags, and track and deliver them to the Royal Mail for final delivery to the customer. By the year end, UK Mail had processed over 200 million envelopes through *downstream access*, generating savings of £5 million. On average, 20% of customers are now receiving their mail a day earlier than they did formerly by 2nd class mail.

⏩⏩⏩ One customer service centre reduced its use of paper by 36% over 2005. Building on this experience, other centres are significantly reducing their use of paper.

⏩⏩⏩ RBS Group Purchasing achieved the highest scores within the 2005 Excellence in Procurement study, run by supply chain experts A.T. Kearney. The study, a multi-industry benchmark, involved more than 300 global blue chip companies and reinforced further our position as World Class global sourcing leaders.

⏩⏩⏩ Feedback from the employee opinion survey showed a significant improvement in engagement and motivation across Manufacturing, after more than 1,500 people attended workshops on coaching, developing and motivating their teams.

⏩⏩⏩ Offshore Operations took part in the Jersey workplace challenge which contributed to raising over £25,000 for Jersey Hospice and Save the Children in 2005.

Awards

⏩⏩⏩ World Class Accreditation – Strategic Sourcing team, Group Purchasing
A.T. Kearney

⏩⏩⏩ 100% Service Availability Programme, IT Team of the Year
European Banking Technology Award

⏩⏩⏩ Most innovative application of technology
Institute of Financial Services

⏩⏩⏩ Global Innovator's Award – Group Property
CoreNet

⏩⏩⏩ Industry Champion
European Call Centre Awards

⏩⏩⏩ Top prize for Business Infrastructure and Facilities Management Strategy and Delivery
Royal Institute of Chartered Surveyors Property Management Awards

⏩⏩⏩ Corporate Occupier of the year
Scottish Property Awards, second year in a row

⏩⏩⏩ Gogarburn campus – most significant contribution to the property industry in Scotland for 2005
Variety Club of Scotland

⏩⏩⏩ The Group's internal mail handling service won a World Mail Award in the *Quality* category in May 2005.



Gogarburn.
Gogarburn provides a first class working environment and has received a number of awards for environmental best practice.







Ulster Bank refurbishment.
89 branches such as this one at Dorset Street in Dublin were upgraded as part of our £50 million improvement to the Ulster Bank branch network, with work planned on a further 57 during 2006.



Document Solutions processed 345 million customer communications in 2005, making it one of the largest mailing facilities in Europe. This enlarged facility in Scotland increased capacity and resilience for the Group.

Corporate Responsibility

Our prime responsibility is to ensure our business is run successfully, sustainably and with integrity. In 2005 our Sustainability Dow Jones score improved by 12% to 76%, scoring 28% above the global average for the sector.


Toynbee Hall

Toynbee Hall is based in the east end of London. Through our partnership RBS has created an innovative programme of modules to help adults better understand and manage their finances, including the material for Services Against Financial Exclusion which will be rolled out across the UK.

Make it happen

There is a strong business case for building the trust of stakeholders, and we can do this by demonstrating that we understand our responsibilities and operate with integrity. Below are some of our activities in 2005.

Financial inclusion

»»» We have 800,000 basic bank account holders, an increase of 20% over 2004.

»»» We have more than one-third of the basic bank accounts accessible through Post Offices.

»»» Our 15 mobile banks bring banking services to 300 rural communities each week in the UK.

»»» In 2005 the Group's small business lending in the 5% most deprived wards in the UK stood at £659 million.

Equator Principles

»»» During 2005, we contributed to the revision of the Equator Principles to take account of the International Finance Corporation's (IFC) revised performance standards.

Our people

»»» We were awarded the Gold standard in *Race for Opportunity*, positioning us sixth overall.

»»» In 2005 we launched 'The Leadership Journey', a Group-wide approach to developing leadership skills.

»»» 86% of employees across the Group participated in our 2005 Employee Opinion Survey. The Group scored above the Global Financial *Services Norm in every category. 84% of* respondents believe that the Group is socially responsible in the community.

The environment

»»» In 2005 66.9% of the Group's electricity in the UK and Ireland came from renewable sources, one of the highest percentages in the Financial Services sector.

»»» The Group's new Edinburgh headquarters at Gogarburn has received a number of awards for environmental best practice, including BREEAM "Excellent" and ISO 14001.

»»» In December 2005, the Group switched to recycled paper for office use in the UK and Ireland.

Benchmarking and Indexes

The Group continues to meet the socially responsible investment criteria required for inclusion in the FTSE4Good Index.

The Group ranked 4th in the Dow Jones Sustainability World Index for the banking sector, bringing our overall score to 76%, an increase of 12%. Our score was 28% above the global average for the sector.

Our 2004 Corporate Responsibility Report ranked 14th amongst the 100 largest global companies in the 2005 Fortune 100 CR performance assessment. This placed the Group second amongst the 25 Financial Service sector companies.

Key statistics

£368.3 billion loaned to our customers

In the UK we are the sixth largest employer in the FTSE 100 paying £4.9 billion to our employees in salaries

£2.7 billion paid to the UK Exchequer

£2.0 billion paid to our shareholders in dividends

£7.5 billion paid to suppliers

634 million free UK ATM transactions, dispensing £39.5 billion

The RBS group's £56.2 million Community Investment programme goes beyond simple financial donation and aims to generate long term benefit through genuine partnerships with charities, community groups, employees and other stakeholders.



Make it happen
RBS

Community investment
In the UK, we focus on three programmes that we believe have a strong and positive impact: Supporting Staff Giving, Money Matters and Moving On.

Supporting Staff Giving
»»» In 2005, over 14,500 of our staff took part in our unique double matched payroll giving scheme which generated £8.5 million for 3,200 charities across the UK and Ireland. In addition RBS supported a TV advertising campaign by 3 charities – Cancer Research UK, NSPCC and Oxfam – which encouraged more employers and employees to take part in payroll giving.

»»» 7,000 Community Cashback Awards totalling £2.5 million were made to good causes, supported by our staff through fundraising or volunteering.

»»» Together with a £1 million Christmas donation shared between the Top 10 Give As You Earn charities nominated by our staff, the three schemes generated a record £12 million in charitable donations.

Money Matters
»»» In 2005, Face 2 Face with Finance, the Group's unique programme to provide financial education, helped 260,000 young people better understand personal finance. 550 members of staff worked with teachers to deliver lessons and interactive activities.

»»» The Group's commitment to the Money Advice Trust led to the take up of 5,324 free training places by personal money advisers, improving the quality of advice given to people in greatest financial hardship.

»»» The Lone Parent Helpline responded to 25,465 calls (up from 21,000 in 2004) and distributed 4,689 information packs.

Moving On
»»» The number of employees volunteering with The Prince's Trust and Fairbridge has increased this year with more than 1,600 employees now involved with both charities.

»»» 112 schools completed Year One of the Supergrounds programme, which transforms school grounds nominated through local retail branches into attractive and stimulating places to learn and play in safety. A further 183 schools are now taking part in Year Two of the programme.

»»» In 2005 the Group continued to support the Aimhigher Roadshows in England, Wales, Scotland and Northern Ireland.

In the US, Citizens has a long history of working in partnership with its local community. Activities focus on five key areas: affordable housing, economic development and job creation, financial literacy, volunteering and the Champions in Action programme. Further details are on page 36.

First Tee. Using golf to teach life skills – RBS in the US has helped Sonya Mendez through The First Tee programme. As Achiever of the Year, she won US$10,000 towards college education and is now mentored by an RBS employee.





Supergrounds. Communities across the UK have seen their playgrounds transformed into Supergrounds. Youngsters like these on the Isle of Skye are amongst 250,000 who are now more active outdoors.



School Banks. New to the Face2Face programme – the school banks train pupils to manage a branch helping them to understand money and the banking system. In the first year, 20 school banks have been established across the UK.


50
Directors' report and summary financial statement
RBS
Charter One
Make it happen

Contents





Sir George Mathewson
Sir Fred Goodwin
Sir Tom McKillop
Lawrence Fish
Guy Whittaker
Gordon Pell
Archie Hunter
Joe MacHale
Charles 'Bud' Koch
Janis Kong
Jim Currie
Bob Scott
Colin Buchan
Sir Steve Robson
Peter Sutherland
Miller McLean, Secretary

Chairman
Sir George Mathewson (age 65)
CBE, DUniv, LLD, FRSE, FCIBS
C (Chairman), N (Chairman)
Appointed to the Board in September 1987 and as Chairman in April 2001, Sir George Mathewson has a wide background in finance, technology and management and spent some of his career in the United States. He became Group Chief Executive in January 1992 and, in March 2000, he was appointed Executive Deputy Chairman. He is a director of The Scottish Investment Trust PLC and the Institute of International Finance, Inc. He is also president of the International Monetary Conference, a member of the Advisory Committee of Bridgepoint Capital Limited and a member of the Financial Reporting Council. He was chief executive of the Scottish Development Agency from 1981 to 1987 and is a former president of the British Bankers' Association.

Deputy Chairman and Chairman-designate
Sir Tom McKillop* (age 62)
C, N
Appointed to the Board as Deputy Chairman in September 2005, Sir Tom is a non-executive director of BP p.l.c., and was formerly chief executive of AstraZeneca plc. He was formely president of the European Federation of Pharmaceutical Industries and Associations and chairman of the British Pharma Group. He is Pro-Chancellor of the University of Leicester and a trustee of the Council for Industry and Higher Education.

Executive directors
Sir Fred Goodwin (age 47)
DUniv, FCIBS, FCIB, LLD
Group Chief Executive
C
Appointed to the Board in August 1998, Sir Fred Goodwin is a Chartered Accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince's Trust, a non-executive director of Bank of China Limited and a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish (age 61)
Chairman and Chief Executive Officer of Citizens Financial Group, Inc.
Appointed to the Board in January 1993, Lawrence Fish is an American national. He is a career banker and was a director of the Federal Reserve Bank of Boston. He is a trustee of The Brookings Institution and a director of the Financial Services Roundtable, Textron Inc., and numerous community organisations in the USA.

Gordon Pell (age 56)
FCIBS, FCIB
Chief Executive, Retail Markets
Appointed to the Board in March 2000, Gordon Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is also a director of Race for Opportunity and a member of the National Employment Panel and the FSA Practitioner Panel.

Guy Whittaker (age 49)
Group Finance Director
C
Appointed to the Board in February 2006, Guy Whittaker was formerly group treasurer at Citigroup Inc., based in New York, having previously held a number of management positions within the financial markets business at Citigroup. He was elected a Lady Beaufort Fellow of Christ's College Cambridge in 2004.

Non-executive directors
Colin Buchan* (age 51)
A, C, R
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is chairman of UBS Securities Canada Inc. and vice-chairman of Standard Life Investments Limited. He is also a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited and World Mining Investment Company Limited.

Jim Currie* (age 64)
D.Litt
R
Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU's environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of Total Holdings UK Limited, an international advisor to Eversheds and a consultant to Butera & Andrews UK Limited.

Archie Hunter* (age 62)
A (Chairman), C
Appointed to the Board in September 2004, Archie Hunter is a Chartered Accountant. He was Scottish senior partner of KPMG between 1992 and 1999 and President of The Institute of Chartered Accountants of Scotland in 1997/1998. He has extensive professional experience in the UK and North and South America. He is currently chairman of Macfarlane Group plc, a director of Edinburgh US Tracker Trust plc, Convenor of Court at the University of Strathclyde and a governor of the Beatson Cancer Research Institute.

Charles 'Bud' Koch (age 59)
Appointed to the Board in September 2004, Bud Koch is an American national. He has extensive professional experience in the USA and is currently chairman of the board of the Federal Home Loan Bank of Cincinnati, chairman of the board of John Carroll University and a trustee of Case Western Reserve University. He was chairman, president and chief executive officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A between 1973 and 2004. He is also a director of Assurant, Inc.

Janis Kong* (age 55)
OBE, DUniv
Appointed to the Board in January 2006, Janis Kong is currently executive chairman of Heathrow Airport Limited, chairman of Heathrow Express Limited and a director of BAA plc and Portmeirion Group plc. She is also a member of the board of Visit Britain and previously served as a member of the board of the South East England Regional Development Agency.

Joe MacHale* (age 54)
A
Appointed to the Board in September 2004, Joe MacHale is currently a non-executive director and chairman of the audit committee of Morgan Crucible plc, a non-executive director of Brit Insurance Holdings plc, and a trustee of MacMillan Cancer Relief. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region.

Sir Steve Robson* (age 62)
A
Appointed to the Board in July 2001, Sir Steve Robson is a former senior UK civil servant, who had responsibility for a wide variety of Treasury matters. His early career included the post of private secretary to the Chancellor of the Exchequer and secondment to ICFC (now 3i). He was also a second permanent secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of JP Morgan Cazenove Holdings, Xstrata Plc and Partnerships UK plc, and a member of the Chairman's Advisory Committee of KPMG.

Bob Scott* (age 64)
CBE, FCIBS
C, N, R (Chairman)
Appointed to the Board in January 2001, Bob Scott is an Australian national. He is the senior independent director. He has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc and non-executive director of Swiss Reinsurance Company (Zurich), Jardine Lloyd Thompson Group plc and Focus DIY Group Limited. He is also a trustee of the Crimestoppers Trust and an adviser to Duke Street Capital.

Peter Sutherland* (age 59)
KCMG
C, N
Appointed to the Board in January 2001, Peter Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European Commissioner responsible for competition policy. He is chairman of BP p.l.c. and Goldman Sachs International and honorary president and member of the Advisory Council for the European Movement – Ireland. He was formerly chairman of Allied Irish Bank and a director general of GATT and the World Trade Organisation.

Group Secretary and General Counsel
Miller McLean (age 56)
FCIBS
C
Miller McLean was appointed Group Secretary in August 1994. He is a trustee of the Industry and Parliament Trust, a non-executive chairman of The Whitehall and Industry Group and a director of The Scottish Parliament and Business Exchange.

A member of the Audit Committee
C member of the Chairman's Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
* independent non-executive director


Governance and financial review

Remuneration policy

The executive remuneration policy was approved by shareholders at the company's Annual General Meeting in 2005. At the beginning of 2005 the Remuneration Committee decided to conduct a comprehensive review of all aspects of the executive remuneration package. Following this review, the Remuneration Committee made no change to the overall executive remuneration policy, which is set out below. The objective of the executive remuneration policy is to provide, in the context of the company's business strategy, remuneration in form and amount which will attract, motivate and retain high calibre executives. In order to achieve this objective, the policy is framed around the following core principles:

- Total rewards will be set at levels that are competitive within the relevant market, taking each executive director's remuneration package as a whole.
- Total potential rewards will be earned through achievement of demanding performance targets based on measures consistent with shareholder interests over the short, medium and longer-term.
- Remuneration arrangements will strike an appropriate balance between fixed and performance-related rewards. Performance-related elements will comprise the major part of executive remuneration packages.
- Incentive plans and performance metrics will be structured to be robust through the business cycle.
- Remuneration arrangements will be designed to support the company's business strategy, to promote appropriate teamwork and to conform to best practice standards.

The non-executive directors' fees are reviewed annually by the Board, on the recommendation of the Chairman. Non-executive directors do not participate in any incentive or performance plan.

Components of executive remuneration

UK based directors

Salary

Salaries are reviewed annually as part of total remuneration, having regard to remuneration packages received by executives of comparable companies. The Remuneration Committee uses a range of survey data from remuneration consultants and reaches individual salary decisions taking account of the remuneration environment and the performance and responsibilities of the individual director.

Benefits

UK-based executive directors are eligible to participate in The Royal Bank of Scotland Group Pension Fund ("the RBS Fund"). The RBS Fund is a non-contributory defined benefit fund which provides pensions and other benefits within Inland Revenue limits. Certain directors receive additional pension and life assurance benefits in excess of Inland Revenue limits.

From April 2006, new tax legislation will apply to UK pensions; in particular any pension in excess of the Lifetime Allowance will be subject to additional taxation. The Group will allow directors and employees whose benefits do, or are likely to, exceed the Lifetime Allowance to opt-out of future tax-approved pension provision. In such cases the Group will pay the individual a salary supplement in lieu of pension provision. The Group will not meet the cost of any additional tax that individuals may incur as a result of their benefits exceeding the new Lifetime or Annual Allowances.

Executive directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis to other employees. In addition, like other employees, executive directors are also eligible to participate in Sharesave, Buy As You Earn and the Group profit sharing scheme, which currently pays up to 10% of salaries, depending on the Group's performance. These schemes are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death-in-service benefits.

Short-term annual incentives

These typically focus from year to year on the delivery of a combination of appropriate Group and individual financial and operational targets approved by the Remuneration Committee. As part of the overall review of executive remuneration, annual incentive potentials have been increased to reflect market practice and the setting of stretching new targets. From 2006, individual UK-based executive directors will normally have a maximum annual incentive potential of between 160% and 200% of salary. For exceptional performance executive directors may be awarded up to 200% of salary, or 250% of salary in the case of the Group Chief Executive.

Long-term incentives

The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long-term and to align the rewards of the executive directors with the returns to shareholders. The Group's policy is to encourage executives to hold shares and retain vested long-term incentives. In light of the already high levels of share price exposure the Remuneration Committee is not proposing to introduce mandatory or guideline shareholding requirements for executives at this time.

Medium-term performance plan

The medium-term performance plan was approved by shareholders in April 2001. Each executive director is eligible for an annual award under the plan in the form of share or share equivalent awards. Whilst the rules of the plan allow awards over shares worth up to one and a half times earnings, the Remuneration Committee has adopted a policy of granting awards based on a multiple of salary. Normally awards are made at one times salary to executive directors with one and a half times salary being granted in the case of the Group Chief Executive. No changes will be made to this policy without prior consultation with shareholders. The plan is highly geared to the company's relative performance. From 2006, awards under the plan will be subject to three year performance targets, based on a combination of earnings per share and total shareholder return.

Options

The executive share option scheme was approved by shareholders in January 1999. Each executive director is eligible for an annual grant of an option exercisable at the market price at the time of grant. Options granted to executive directors are typically over shares worth one and a quarter times salary with an upper maximum in appropriate circumstances of two and a half times salary, over shares at the market value at date of grant. No payment is made by the executive on the grant of an option award.

All executive share option grants are subject to a performance condition which is reviewed by the Remuneration Committee annually. The performance target is currently that the options are exercisable only if over a three year period, the growth in the company's EPS has exceeded the growth in the RPI plus nine per cent. This EPS performance target, which is consistent with market practice, measures underlying financial performance and represents a long-term test of performance.

US based director – Lawrence Fish
Lawrence Fish's total remuneration package was reviewed in 2004 by the Remuneration Committee as a result of the acquisition of Charter One and his changing RBS responsibilities in North America. A new cash long-term incentive plan was approved by shareholders at the 2005 Annual General Meeting. The remuneration policy for Mr Fish is as follows:

Base salary is set having regard to the levels of base salary in other US banks and the appropriate balance of fixed and variable remuneration for US based executives of UK listed companies operating within the corporate governance framework of the UK.

Benefits Mr Fish accrues pension benefits under a number of arrangements in the US. In addition he is entitled to receive other benefits on a similar basis to other Citizens employees.

Short-term performance rewards take the form of an annual incentive plan which rewards the achievement of Group, business unit and individual financial and non-financial targets. The normal maximum annual bonus potential is two times salary, although additional amounts to a maximum of two times salary may be awarded, at the discretion of the Board, for exceptional performance as measured by the achievement of significant objectives.

Long-term incentives consist of the following components:

- The two grants made under the Citizens Phantom 2000 Plan vested on 1 January 2005 and 1 January 2006, respectively. The value of units at the time of vesting is performance-linked and is based on the cumulative economic profit generated by Citizens, the trend in economic profit and on the external market trends in the US banking sector using price/earnings ratios of comparator US banks. This measure was chosen to establish a clear link between potential incentive and the performance of Citizens. No other grants will be made under this plan.
- A grant under the RBS medium-term performance plan within the levels, and on the same terms, available to UK based executives.
- A grant under the executive share option scheme within the levels, and on the same terms, available to UK based executives.
- A grant under the Citizens Long Term Incentive Plan. Performance is measured on a combination of Growth in Profit before Tax and Relative Return on Equity based on a comparison of Citizens with comparator US banks. The targets for this plan are set on an annual basis over the three year term of the grant.

Total Shareholder Return Performance


160
140
120
100
Index 80
60
40
20
0
2000
2001
2002
2003
2004
2005
RBS
FTSE 100
Source: Datastream

The performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. This index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for the company and the FTSE 100 have been rebased to 100 for 2000.

Service contracts
The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement date. The notice period under the service contracts of executive directors will not normally exceed 12 months. If it is necessary to provide a longer notice period when recruiting an individual, the contract will revert to 12 months in due course, as agreed on a case by case basis. Non-executive directors do not have service contracts and must retire by rotation and seek re-election by shareholders every three years.

All new service contracts for executive directors will be subject to approval by the Remuneration Committee. Those contracts will normally include standard clauses covering the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies.


RBS

Throughout the period, the Group has applied the Principles and Provisions relating to directors' remuneration as set out in the Combined Code. The full Remuneration Report is contained in the company's 2005 Report and Accounts. The remuneration of each director for the year ended 31 December 2005 is summarised in the tables below.

Directors' remuneration

	Salary/ fees £000	Performance bonus* £000	Benefits £000	2005 Total £000	2004 Total £000
Chairman					
Sir George Mathewson	579	—	28	607	581
Executive directors					
Sir Fred Goodwin	1,090	1,760	43	2,893	2,522
Mr Fish **	824	1,649	36	2,509	2,305
Mr Pell	751	825	10	1,586	1,403
Mr Watt	669	726	4	1,399	1,268

* includes 10% profit sharing

** Mr Fish is a non-executive director of Textron, Inc. and retains the fees paid to him in this respect. For 2005, he received a remuneration package from Textron, Inc. equivalent to approximately US$75,400.

Non-executive directors	Board fees £000	Board committee fees £000	2005 Total £000	2004 Total £000
Deputy Chairman				
Sir Tom McKillop (appointed 1 September 2005)	67	—	67	–
Vice-chairmen				
Lord Vallance of Tummel (retired 20 April 2005)	33	—	33	100
Sir Angus Grossart (retired 20 April 2005)	33	—	33	100
Mr Buchan	55	54	109	100
Dr Currie	55	13	68	60
Mr Hunter	55	58	113	22
Mr Koch†	55	—	55	12
Mr MacHale	55	25	80	22
Miss Mackay (retired 31 December 2005)	55	38	93	75
Mr Robertson (retired 20 April 2005)	33	—	33	100
Sir Steve Robson	55	25	80	65
Mr Scott*	100	—	100	73
Mr Sutherland	55	5	60	53

† In addition to his role as a non-executive director, Mr Koch has an agreement with Citizens Financial Group, Inc. to provide consulting services for a period of three years following the acquisition by Citizens of Charter One Financial, Inc. For these services Mr Koch receives $402,500 per annum.

* Mr Scott's senior independent director fee covers all Board and Board Committee work including Chairmanship of the Remuneration Committee.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Medium-term Performance Plan

	Scheme interests (share equivalents) at 1 January 2005	Awards granted in 2005	Market price on award £	Awards vested in 2005*	Awards exercised in 2005	Market price on exercise £	Share interest (share equivalents) at 31 December 2005	End of period for qualifying conditions to be fulfilled
Sir Fred Goodwin	93,040		16.35				93,040	vested 31.12.03
	33,855		18.59				33,855	vested 31.12.04
	78,398		17.22	Nil			—	vested 31.12.05
	86,506		17.34				86,506	31.12.06
		95,431	17.29				95,431	31.12.07
	291,799						308,832	
Mr Fish	35,274		17.34				35,274	31.12.06
		10,495	17.29				10,495	31.12.07
	35,274						45,769	
Mr Pell	22,026		16.35				22,026	vested 31.12.03
	22,570		18.59		22,570	17.87	—	vested 31.12.04
	35,715		17.22	Nil			—	vested 31.12.05
	37,774		17.34				37,774	31.12.06
		40,486	17.29				40,486	31.12.07
	118,085						100,286	
Mr Robertson**	77,533		16.35		77,533	17.05	—	vested 31.12.03
Mr Watt	18,877		18.59				18,877	vested 31.12.04
	30,488		17.22	Nil			—	vested 31.12.05
	34,603		17.34				34,603	31.12.06
		38,173	17.29				38,173	31.12.07
	83,968						91,653	

* Awards were granted on 12 June 2003. The vesting level was nil and these awards have now lapsed.

** The exercise of awards for Mr Robertson occurred after his retirement from the Group Board on 20 April 2005.

Note:
For any awards that have vested, participants holding option-based awards can exercise their right over the underlying share equivalents at any time up to ten years from the date of grant.

No variation was made to any of the terms of the plan during the year.

Phantom 2000 Plan

	Phantom 2000 units at 1 January 2005	Awards granted during year		End of the period for qualifying conditions to be fulfilled	Benefits received during year	Phantom 2000 units at 31 December 2005
		Units awarded during year	Market price on award			
Mr Fish	1,000,000			01.01.04	US$7,670,900	—
	1,000,000			01.01.05		1,000,000
	2,000,000					1,000,000

No variation was made to any of the terms of the plan during the year.

Citizens Long Term Incentive Plan

	Interests at 1 January 2005	Awards granted during year	Benefits received during year	Interests at 31 December 2005
Mr Fish	LTIP* awards for the 3 year periods:	LTIP award for the 3 year period:	LTIP award for the 3 year period:	LTIP* awards for the 3 year periods:
	01.01.02 – 31.12.04		01.01.02 – 31.12.04	
	01.01.03 – 31.12.05		was US$1,025,394	01.01.03 – 31.12.05
	01.01.04 – 31.12.06			01.01.04 – 31.12.06
		01.01.05 – 31.12.07		01.01.05 – 31.12.07

* A new cash LTIP was approved by shareholders at the company's Annual General Meeting in April 2005. This replaces the previous LTIP which provided for a target payment of 60% of average salary over the three year period and a maximum payment of 105% of average salary.

Summary financial statement

Important note

This summary financial statement is a summary of information in the 2005 Report and Accounts (the 'R&A'). It does not contain sufficient information to allow for a full understanding of the results of the Group and of the state of affairs of the company or of the Group. For further information, the 2005 R&A, the auditors' report on those accounts and the report of the directors should be consulted. A copy of the R&A may be obtained, free of charge, from the company's registrar at the address shown on the inside back cover. All shareholders receive the Annual Review and Summary Financial Statement. Shareholders who also wish to receive the R&A should complete (if they have not done so previously) the request card which accompanies this document and return it to the company's registrar.

International Financial Reporting Standards ("IFRS")

The annual accounts have, for the first time, been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ('IASB') and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB and endorsed by the European Union.

In preparing its results, the Group has applied IFRS extant at 31 December 2005.

As a result of continued amendments to IAS 39 'Financial Instruments: Recognition and Measurement' during 2004 and into 2005 the Group was not in a position fully to implement this standard for statutory reporting from 1 January 2004. The Group has therefore taken advantage of the option in IFRS 1 'First-time Adoption of International Financial Reporting Standards' to implement IAS 39, together with IAS 32 'Financial Instruments: Disclosure and Presentation' and IFRS 4 'Insurance Contracts' from 1 January 2005 without restating its 2004 profit and loss account and balance sheet.

However, given the importance of IAS 32, IAS 39 and IFRS 4, the Group has also provided detailed comparative information on a pro forma basis that includes the estimated effect of these standards for the year ended 31 December 2004 to facilitate comparison.

The pro forma income statement for the year ended 31 December 2004 has been prepared as though the requirements of IAS 32, IAS 39 (as amended by the revised fair value option) and IFRS 4 had been applied from 1 January 2004 except for the requirements relating to hedge accounting; no hedge ineffectiveness has been recognised in profit or loss. Impairment provisions reflect the information and estimates on which previous GAAP provisions were established. Classification at 1 January 2004 of financial assets into held-to-maturity, held-for-trading, available-for-sale, loans and receivables or designated as at fair value through profit or loss and of financial liabilities into held-for-trading, designated as at fair value through profit or loss and amortised cost is consistent with the approach adopted on 1 January 2005 for the statutory information.

The income statement set out below shows purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries separately. In the statutory summary consolidated income statement on page 61, these items are included in total income and operating expenses, as appropriate.

Summary consolidated income statement

for the year ended 31 December 2005

	2005 £m	Pro forma 2004 £m
Net interest income	9,918	9,003
Non-interest income (excluding insurance net premium income)	9,872	7,989
Insurance net premium income	5,779	5,523
Non-interest income	15,651	13,512
Total income	25,569	22,515
Operating expenses	11,298	9,871
Profit before other operating charges	14,271	12,644
Insurance net claims	4,313	3,946
Operating profit before impairment losses	9,958	8,698
Impairment losses	1,707	1,590
Profit before tax, intangible assets amortisation and integration costs and net gain on sale of strategic investments and subsidiaries	8,251	7,108
Amortisation of purchased intangibles	97	45
Integration costs*	458	520
Net gain on sale of strategic investments and subsidiaries	240	—
Profit before tax	7,936	6,543
Tax on profit	2,378	1,856
Profit after tax	5,558	4,687
Minority interests	57	51
Preference dividends	109	16
Profit attributable to ordinary shareholders	5,392	4,620
Basic earnings per ordinary share	169.4p	149.8p
Adjusted earnings per ordinary share	175.9p	162.6p

* Integration costs comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the acquisition of NatWest and the cost of integrating the various acquisitions made by the Group.

Corporate governance

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities. Throughout the year ended 31 December 2005, the company has complied in all material respects with the provisions set out in the revised Combined Code on Corporate Governance and the Smith Guidance issued by the Financial Reporting Council in July 2003.

Under the US Sarbanes-Oxley Act of 2002, enhanced standards of corporate governance and business and financial disclosure apply to companies with securities registered in the US. The Group complies with all currently applicable sections of the Act.

A full explanation of how these principles are applied is contained in the corporate governance and remuneration reports in the Group's 2005 Report and Accounts.

Summary directors' report

Activities and business review
A review of the activities and business of the Group for the year ended 31 December 2005, of recent events and of likely future developments is contained on pages 4 to 49.

Directors
Photographs and biographical details of the directors are shown on pages 52 and 53 respectively.

Report of the auditors
The auditors' report on the full accounts for the year ended 31 December 2005 was unqualified and did not include a statement under sections 237(2) (inadequate accounting records or returns or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Independent auditors' statement
to the members of The Royal Bank of Scotland Group plc

We have examined the summary financial statement which comprises the summary directors' report, the summary consolidated income statement (statutory basis) and balance sheet and the summary remuneration report.

This report is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, for our audit report or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts, the directors' report and the remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We report whether the auditors' opinion on the full annual accounts was unqualified or qualified. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the United Kingdom Auditing Practices Board.

Opinion
In our opinion, the summary financial statement is consistent with the full annual accounts, the directors' report and the summary remuneration report of The Royal Bank of Scotland Group plc for the year ended 31 December 2005 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. The auditors' report on the company's annual accounts was unqualified.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh
27 February 2006

Neither an audit nor a review provides assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Summary consolidated income statement – statutory basis

for the year ended 31 December 2005

	2005 £m	2004 £m
Net interest income	9,918	9,071
Non-interest income (excluding insurance net premium income)	10,205	8,673
Insurance net premium income	5,779	5,647
Non-interest income	15,984	14,320
Total income	25,902	23,391
Administrative expenses	10,140	8,688
Depreciation and amortisation	1,806	1,674
Operating expenses*	11,946	10,362
Profit before other operating charges	13,956	13,029
Insurance net claims	4,313	4,260
Operating profit before impairment losses	9,643	8,769
Impairment losses	1,707	1,485
Operating profit before tax	7,936	7,284
Tax on operating profit	2,378	1,995
Profit for the year	5,558	5,289
Profit attributable to:		
Minority interests	57	177
Preference shareholders	109	256
Ordinary shareholders	5,392	4,856
	5,558	5,289
Earnings per 25p ordinary share	169.4p	157.4p
Diluted earnings per 25p ordinary share	168.3p	155.9p

* Integration costs included in operating expenses comprise:

	2005 £m	2004 £m
Administrative expenses	318	267
Depreciation and amortisation	140	253
	458	520

Directors' remuneration

	2005 £000	2004 £000
Non-executive directors – emoluments	924	874
Chairman and executive directors – emoluments	8,994	8,421
– contributions and allowances in respect of defined contribution pension schemes	220	178
	10,138	9,473
– amounts receivable under long-term incentive plans	4,778	2,189
– gains on exercise of share options	11	5
	14,927	11,667

Retirement benefits are accruing to four directors (2004 – five) under defined benefit schemes, two (2004 – two) of whom also accrued benefits under defined contribution schemes.

The comparative figures for directors' remuneration include remuneration of directors who did not serve during the year ended 31 December 2005.

	2005 £m	2004 £m
Assets		
Cash and balances at central banks	4,759	4,293
Treasury bills and other eligible bills	5,538	6,110
Loans and advances to banks	70,587	61,073
Loans and advances to customers	417,226	347,251
Debt securities	120,965	93,908
Equity shares	9,301	4,723
Intangible assets	19,932	19,242
Property, plant and equipment	18,053	16,428
Settlement balances	6,005	5,682
Derivatives at fair value	95,663	17,800
Prepayments, accrued income and other assets	8,798	11,612
Total assets	776,827	588,122
Liabilities		
Deposits by banks	110,407	99,883
Customer accounts	342,867	283,315
Debt securities in issue	90,420	63,999
Settlement balances and short positions	43,988	32,990
Derivatives at fair value	96,438	18,876
Accruals, deferred income and other liabilities	14,247	17,648
Retirement benefit liabilities	3,735	2,940
Deferred taxation liabilities	1,695	2,061
Insurance liabilities	7,212	8,647
Subordinated liabilities	28,274	20,366
Total liabilities	739,283	550,725
Equity*		
Minority interests	2,109	3,492
Shareholders' equity		
Called up share capital	826	822
Reserves	34,609	33,083
Total equity	37,544	37,397
Total liabilities and equity	776,827	588,122
Memorandum items		
Contingent liabilities and commitments	225,197	196,870

* including non-equity minority interests and preference shares in 2004.

At 31 December 2005, provisions for loan impairment amounted to £3,887 million (2004 – £4,174 million)

The summary financial statement on pages 58 to 62 was approved by the Board of directors on 27 February 2006.

Sir George Mathewson
Chairman

Sir Fred Goodwin
Group Chief Executive

Guy Whittaker
Group Finance Director

Analyses of ordinary shareholders

at 31 December 2005

	shareholdings	millions	% of total
Individuals	168,687	233.5	7.3
Banks and nominee companies	19,832	2,882.5	90.2
Investment trusts	162	0.7	—
Insurance companies	325	1.8	0.1
Other companies	2,531	65.4	2.0
Pension trusts	46	8.2	0.3
Other corporate bodies	102	4.4	0.1
	191,685	3,196.5	100.0
Range of shareholdings:			
1–1,000	128,045	43.7	1.4
1,001–10,000	58,577	158.6	5.0
10,001–100,000	3,738	93.1	2.9
100,001–1,000,000	929	301.4	9.4
1,000,001–10,000,000	341	951.8	29.8
10,000,001 and over	55	1,647.9	51.5
	191,685	3,196.5	100.0

Financial calendar

Annual General Meeting
28 April 2006 at 2.00 pm,
Edinburgh International Conference Centre,
The Exchange, Morrison Street, Edinburgh, EH3 8EE

Interim results
4 August 2006

Dividends

Payment dates:

Ordinary shares (2005 Final)	9 June 2006
Ordinary shares (2006 Interim)	October 2006
Cumulative preference shares	31 May and 29 December 2006
Non-cumulative dollar preference shares	31 March, 30 June, 29 September and 29 December 2006

Ex-dividend dates:

Ordinary shares (2005 Final)	8 March 2006
Cumulative preference shares	3 May 2006

Record dates:

Ordinary shares (2005 Final)	10 March 2006
Cumulative preference shares	5 May 2006

Corporate Responsibility Report
If you wish to obtain a copy please contact:

Corporate Responsibility
The Royal Bank of Scotland Group plc
PO Box 1000
Gogarburn
Edinburgh EH12 1HQ

It is also available on our website at *www.rbs.com/crreports*

Investor Relations
Shareholders can access updated information on RBS via our website (www.rbs.com/ir).

Shareholder enquiries
Shareholdings in the company may be checked by visiting our website (www.rbs.com/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Braille and audio Annual Review and Summary Financial Statement
Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on 0870 702 0135.

ShareGift
The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate unwanted shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation,
46 Grosvenor Street, London W1K 3HN
Tel: 020 7337 0501
www.sharegift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from the HM Revenue & Customs.

Capital gains tax
For shareholders who held RBS ordinary shares at 31 March 1982 the market value of one ordinary share held was 103p. After adjusting for the 1 March 1985 rights issue, the 1 September 1989 capitalisation issue and the bonus issue of Additional Value Shares on 12 July 2000, the adjusted 31 March 1982 base value of one ordinary share held currently is 46.1p.

For shareholders who held NatWest ordinary shares at 31 March 1982 the market value of one ordinary share held was 85.16p for shareholders who accepted the basic terms of the RBS offer. This takes account of the August 1984 and June 1986 rights issues and the June 1989 bonus issue of NatWest ordinary shares as well as the subsequent issue of Additional Value Shares.

When disposing of shares, shareholders are also entitled to indexation allowance (to April 1998 only in the case of individuals and non-corporate holders), which is calculated on the 31 March 1982 value, on the cost of subsequent purchases from the date of purchase and on the subscription for rights from the date of that payment. Further adjustments must be made where a shareholder has chosen to receive shares instead of cash for dividends. Individuals and non-corporate shareholders may also be entitled to some taper relief to reduce the amount of any chargeable gain on disposal of shares.

The information set out above is intended as a general guide only and is based on current United Kingdom legislation and HM Revenue & Customs practice as at this date. This information deals only with the position of individual shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. It does not deal with the position of shareholders other than individual shareholders, shareholders who are resident outside the United Kingdom for tax purposes or certain types of shareholders, such as dealers in securities.

Important addresses

Shareholder enquiries
Registrar
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone: 0870 702 0135
Facsimile: 0870 703 6009
Email: web.queries@computershare.co.uk

Group Secretariat
The Royal Bank of Scotland Group plc
PO Box 1000
Business House F
Gogarburn
Edinburgh EH12 1HQ
Telephone: 0131 556 8555
Facsimile: 0131 626 3081

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: 0131 556 8555

Registered in Scotland No. 45551

Website
www.rbs.com

The Royal Bank of Scotland Group plc
Group Headquarters
PO Box 1000
Gogarburn
Edinburgh
EH12 1HQ